Exhibit 99.2

EXECUTION VERSION

Dated January 31, 2017
Common Terms Agreement
between
Ultrapetrol (Bahamas) Limited

UP Offshore (Bahamas) Ltd.
as the Company
The Financial Institutions Named Herein
as Lenders
DVB Bank America N.V.
as Administrative Agent
DVB Bank America N.V.
as Common Security Agent and Security Trustee
and the other parties hereto

White & Case LLP
1155 Avenue of the Americas
New York, New York 10036-2787

(i)

(ii)

THIS COMMON TERMS AGREEMENT (the "Agreement") is dated January 31, 2017 and made
Between:
(1)
Ultrapetrol (Bahamas) Limited, a company duly incorporated under the laws of the Commonwealth of the Bahamas with registered address at Ocean Centre, Montagu Foreshore, East Bay Street, P.O. Box SS-19084, Nassau, New Providence, The Bahamas ("Ultrapetrol");

(2)
UP Offshore (Bahamas) Ltd., a company duly incorporated under the laws of the Commonwealth of the Bahamas with registered address at Ocean Centre, Montagu Foreshore, East Bay Street, P.O. Box SS-19084, Nassau, New Providence, The Bahamas ("UP Offshore Bahamas" or the "Company");

(3)	The Companies listed in Part 1 of Schedule 1 (The Parties) as original obligors (together with the Company, the "Original Obligors");
(4)
The Financial Institutions listed in Column 2 in Part 2 of Schedule 1 (The Parties) as lenders under the Existing Facility Agreements (as defined below) or issuing banks under the Existing Guarantee Facility Agreement (as defined below) as of the date hereof (the "Original Lenders");

(5)
The Existing Security Agents listed in Column 2 in Part 3 of Schedule 1 (The Parties) as security agents and/or security trustees under the Existing Facility Agreements and the Existing Guarantee Facility Agreement as of the date hereof;

(6)
The Facility Representatives listed in Column 2 in Part 4 of Schedule 1 (The Parties) as agents, facility agents or administrative agents under the Existing Facility Agreements and the Existing Guarantee Facility Agreement as of the date hereof;

(7)
DVB Bank America N.V. as administrative agent of the Lenders under this Agreement and, to the extent provided therein, the other New Finance Documents (the "Administrative Agent") (as appointed hereunder); and

(8)
DVB Bank America N.V. as common security agent and security trustee of the Finance Parties under this Agreement and, to the extent provided therein, the other New Finance Documents (the "Common Security Agent") (as appointed hereunder).

RECITALS:
(A)	Each of the Original Lenders is a lender under an Existing Facility Agreement or the issuing bank under the Existing Guarantee Facility Agreement as of the date hereof.
(B)
As at the date hereof certain defaults have either occurred and are continuing under each of the Existing Finance Documents or are anticipated by the Company to occur as a consequence of the Restructuring.

(C)
The Parties have executed the Restructuring Support Agreement pursuant to which they have agreed to the terms of the Restructuring which include, inter alia: an amendment and extension of the Existing Facilities and an amendment of the Guarantee Facility, in each case, to which it is a party as of the date of this Agreement on the terms set out in this Agreement and the other New Finance Documents.

NOW, THEREFORE, in consideration of the foregoing, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

IT IS AGREED:
1.	Definitions and Interpretation
1.1	Definitions
In this Agreement:
"Acceptable Accounting Firm" means Ernst & Young Global, PricewaterhouseCoopers, Deloitte or such other recognized accounting firm as the Administrative Agent may, with the consent of the Required Lenders, approve from time to time in writing, such approval not to be unreasonably withheld.
"Accession Agreement" means an accession agreement in the form attached hereto as Schedule 14 (Accession Agreement).
"Accrued PIK Interest" has the meaning given to that term in Section 15.3 (PIK Interest).
"Additional Obligors" means:
(a)
each of Holdings, Lewistown Commercial Corporation ("Lewistown"), UP UK, Agriex, Topazio Shipping, UP Offshore (Panama) S.A., Boise Trading Inc., Hanford Shipping, Inc., Sailing BR and any entity formed, created or acquired by, Holdings (or any direct or indirect subsidiary of Holdings), which is not an Original Obligor, whether now existing or formed or acquired on or prior to the Effective Date; and

(b)	each Future Subsidiary Obligor.
For the avoidance of doubt, neither the Investor nor any Subsidiary of the Investor (other than Holdings and any direct or indirect Subsidiary of Holdings) shall be required to be an Obligor.
"Affected Lender" has the meaning provided in Section 16.2 (Market Disruption).
"Affiliate" means, as to any person, any other person that, directly or indirectly, controls, is controlled by or is under common control with such person or is a director or officer of such person, and for purposes of this definition, the term "control" (including the terms "controlling", "controlled by" and "under common control with") of a person means the possession, direct or indirect, of the power to vote 5% or more of the Equity Interests of such person or to direct or cause direction of the management and policies of such person, whether through the ownership of Equity Interests, by contract or otherwise.
"Agents" means the Administrative Agent, the Common Security Agent, each Facility Representative and each Existing Security Agent and "Agent" means any of them unless otherwise specified.
"Agreed Events of Default" means the events of default set out in Schedule 10 (Agreed Events of Default).
"Agreed Financial Covenants" means the financial covenants set out in Schedule 8 (Agreed Financial Covenants).
"Agreed Form" or "agreed form" means in relation to any document, that document in the form approved by the Administrative Agent with the consent of the Required Lenders (such consent not to be unreasonably withheld), or as otherwise approved in accordance with any other approval procedure specified in any relevant provision of any Finance Document.
"Agreed Affirmative Undertakings" means the undertakings set out in Part 1 (Affirmative Covenants) of Schedule 7 (Agreed Affirmative and Negative Covenants).
"Agreed Increased Costs Section" means Section 19.1 (Increased costs).
"Agreed Insurance and Ship Undertakings" means the undertakings set out in Part 1 (Insurance Covenants) and Part 2 (Ship Covenants), in each case, of Schedule 9 (Agreed Insurance and Ship Covenants).
"Agreed Negative Undertakings" means the undertakings set out in Part 2 (Negative Covenants) of Schedule 7 (Agreed Affirmative and Negative Covenants).
"Agreed Representations" means the representations and warranties set out in Schedule 6 (Agreed Representations).
"Agriex" means Agriex Agenciamentos e Apoio Maritimo Ltda., a limited company (sociedade limitada) duly organized under the laws of Brazil.
"Allocated Loan Amount" means, (a) in relation to a Ship (other than UP OPAL and UP RUBI), the amount set opposite its name under the heading "Allocated Loan Amount" in Schedule 11 (Allocated Loan Amounts) representing the principal amount of an Existing Facility Loan under an Existing Facility Agreement allocated to such Ship, as such amount shall be (i) increased from time to time by the applicable amount of Accrued PIK Interest added to the principal amount of any applicable Existing Facility Loans pursuant to Section 15.3 (PIK Interest) and/or (ii) reduced from time to time by any applicable reduction of the principal amount outstanding of any applicable Existing Facility Loans based on the proportion that such Allocated Loan Amount represents of such Existing Facility Loans immediately prior thereto and (b) in the case of UP RUBI the amount set opposite its name under the heading "Allocated Loan Amount" in Schedule 11 (Allocated Loan Amounts) in relation to UP RUBI as such amount shall be reduced from time to time by any applicable reduction of the principal amount outstanding under the BNDES Loan Agreement and/or Amended Guarantee Facility Agreement.
"Allocation Agreement" means that certain overhead allocation agreement to be entered into on or prior to the Effective Date, by and among Holdings and UABL in form and substance satisfactory to the Lenders, as amended, restated, modified and/or supplemented from time to time as permitted by this Agreement.
"Amended Facility Agreements" means the Existing Facility Agreements, as amended by this Agreement.
"Amended Guarantee Facility Agreement" means the Existing Guarantee Facility Agreement, as amended by this Agreement.
 "Anti-Corruption Laws" means any law, rule, official requirement or other regulatory measure or procedure concerning or relating to bribery or corruption applicable to the Parties including without limitation the United States Foreign Corrupt Practices Act, 15 U.S.C. §§ 78dd-1 et seq. and the UK Bribery Act 2010.
"Anti-Money Laundering Laws" means any law, rule, official requirement or other regulatory measure or procedure of any jurisdiction applicable to the Parties implemented to combat "money laundering" (as defined in Article 1 of Directive 2005/60/EC of the European Parliament and of

the Council), including, without limitation, the EU's Fourth Anti-Money Laundering Directive (AMLD) adopted in May 2015, and comparable United States federal and state laws, including without limitation the PATRIOT Act and the Bank Secrecy Act.
"Applicable Law" means (a) applicable national, community (including the laws of the European Community), international or supranational conventions, treaties, laws, rules, statutes, decrees, acts, codes, legislation, treaties, directives, decisions, regulations, rules and similar instruments (including, without any limitation whatsoever, all Environmental Law, international maritime laws, the ISM Code, the ISPS Code, all conditions and recommendations of the Classification Society, Anti-Money Laundering Laws, Anti-Corruption Laws and Sanctions) and, in respect of any of the foregoing, any instrument passed in substitution therefor or for the purposes of consolidation thereof with any other instrument or instruments and (b) applicable final judgments, orders, determinations or awards of any court, arbitral body, administrative body or tribunal from which there is no right of appeal or if there is a right of appeal such appeal is not prosecuted within the allowable time.
"Applicable Margin" means as to an Existing Facility (and Existing Facility Loans thereunder), for any day, a percentage per annum equal to the percentage for such Existing Facility set forth below opposite the applicable period:
(a)
in the case of the UP Offshore Brazil $15 Million Facility Agreement, the UP Offshore Bahamas $25 Million Facility Agreement, the UP Offshore Bahamas $61.3 Million Facility Agreement and the Revolving Credit Agreement:

Period	Applicable Margin
From the Effective Date to (but not including) the first anniversary of the Effective Date	1.10%
From the first anniversary of the Effective Date to (but not including) the second anniversary of the Effective Date	1.35%
From the second anniversary of the Effective Date to (but not including) the third anniversary of the Effective Date	1.60%
From the third anniversary of the Effective Date to (but not including) the fourth anniversary of the Effective Date	1.85%
From the fourth anniversary of the Effective Date to (but not including) the fifth anniversary of the Effective Date	2.10%
Thereafter	2.35%

(b)	in the case of the UP Offshore Bahamas $40 Million Facility Agreement:
Period	Applicable Margin
From the Effective Date to (but not including) the first anniversary of the Effective Date	1.50%
From the first anniversary of the Effective Date to (but not including) the second anniversary of the Effective Date	1.75%
From the second anniversary of the Effective Date to (but not including) the third anniversary of the Effective Date	2.00%
From the third anniversary of the Effective Date to (but not including) the fourth anniversary of the Effective Date	2.25%
From the fourth anniversary of the Effective Date to (but not including) the fifth anniversary of the Effective Date	2.50%

Thereafter	2.75%

(c)	in the case of the Ingatestone Facility Agreement:
(i)	with respect to Existing Facility Loans under the Ingatestone Facility Agreement held by ABN AMRO Capital USA LLC on the Effective Date:
Period	Applicable Margin
From the Effective Date to (but not including) the first anniversary of the Effective Date	4.00%
From the first anniversary of the Effective Date to (but not including) the second anniversary of the Effective Date	4.00%
From the second anniversary of the Effective Date to (but not including) the third anniversary of the Effective Date	4.00%
From the third anniversary of the Effective Date to (but not including) the fourth anniversary of the Effective Date	4.00%
From the fourth anniversary of the Effective Date to (but not including) the fifth anniversary of the Effective Date	4.00%
Thereafter	4.00%

(ii)	other than as described in clause (i) above:
Period	Applicable Margin
From the Effective Date to (but not including) the first anniversary of the Effective Date	2.97%
From the first anniversary of the Effective Date to (but not including) the second anniversary of the Effective Date	3.34%
From the second anniversary of the Effective Date to (but not including) the third anniversary of the Effective Date	3.72%
From the third anniversary of the Effective Date to (but not including) the fourth anniversary of the Effective Date	4.09%
From the fourth anniversary of the Effective Date to (but not including) the fifth anniversary of the Effective Date	4.47%
Thereafter	4.84%

(d)	in the case of the Linford Facility Agreement:
Period	Applicable Margin
From the Effective Date to (but not including) the first anniversary of the Effective Date	2.40%
From the first anniversary of the Effective Date to (but not including) the second anniversary of the Effective Date	2.65%
From the second anniversary of the Effective Date to (but not including) the third anniversary of the Effective Date	2.90%
From the third anniversary of the Effective Date to (but not including) the fourth anniversary of the Effective Date	3.15%
From the fourth anniversary of the Effective Date to (but not including) the fifth anniversary of the Effective Date	3.40%

Thereafter	3.65%

"Approved Broker" means any of Clarkson Platou, Fearnley Offshore AS, IHS Markit or any other company proposed by the Company which the Administrative Agent may approve (such approval not to be unreasonably withheld) from time to time for the purpose of valuing the Ships and who shall act as an expert and not as an arbitrator and whose valuation will be conclusive and binding on all parties to this Agreement.
"Approved Flag" means the flag of Brazil, Panama, U.K. or such other jurisdiction as the Administrative Agent may, with the consent of all of the Lenders, approve from time to time in writing as the flag on which a Ship shall be registered, such approval not to be unreasonably withheld.
"Approved Management Agreement" means, in relation to a Ship in respect of its commercial and/or technical management, a management agreement between the Obligor that owns that Ship and the relevant Approved Manager in Agreed Form.
"Approved Manager" means UP Offshore Brazil, UP UK or any other company proposed by the Company which the Administrative Agent may, with the consent of all of the Lenders (such consent not to be unreasonably withheld), approve from time to time as the technical and/or commercial manager of a Ship, and in the singular means any of them.
"Assets" (or "assets") means, in relation to an Obligor at any time, all of the presently owned and hereafter acquired tangible and intangible property and assets of the Obligor and its estate wherever located, and any proceeds and products thereof, including, without limitation, accounts, deposit accounts, cash, chattel paper, investment property, letter of credit rights, securities accounts, commercial tort claims, causes of action investments, instruments, documents, inventory, contract rights, general intangibles, intellectual property, real property, fixtures, goods, equipment, Ships and other fixed assets and proceeds and products of all of the foregoing (including earnings and insurance proceeds).
"Bank Secrecy Act" means the United States Bank Secrecy Act of 1970, as amended.
"Bankruptcy Event" shall be deemed to occur with respect to any Offshore Entity if (i) such Offshore Entity makes a general assignment for the benefit of creditors, (ii) such Offshore Entity institutes a voluntary proceeding seeking to adjudicate it bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its debts under any law of any relevant jurisdiction relating to bankruptcy, insolvency or reorganization or relief of debtors, (iii) such Offshore Entity shall become insolvent, or admit in writing its inability to pay its debts generally as they become due, (iv) such Offshore Entity seeks the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its property, (v) in the case of any such proceeding instituted against it (but not instituted by it), either such proceeding shall remain undismissed or unstayed for a period of sixty (60) days, or any of the actions sought in such proceeding (including, without limitation, the entry of an order for relief against, or the appointment of a receiver, trustee, custodian or other similar official for, it or for any substantial part of its property) shall occur, (vi) such Offshore Entity files an answer or other pleading admitting a failing to contest the material allegations of any petition filed against it in any proceeding described in the foregoing clauses or (vii) such Offshore Entity takes any corporate action to authorize any of the actions set forth above.

"Bareboat Charter" means, in relation to a Ship, a bareboat charter party in respect of that Ship between the Obligor that owns that Ship as owner and a Bareboat Charterer as charterer in Agreed Form.
"Bareboat Charter Assignment" means, in relation to a Ship, an assignment of the Bareboat Charter for such Ship in Agreed Form.
"Bareboat Charterer" means:
(a)	UP UK; or
(b)
with the approval of the Administrative Agent (acting with the consent of the Required Lenders) in the case of a Ship which is to be bareboat registered in the REB pursuant to the provisions of Section 1 (Ship's name and registration) of Part 2 (Ship Covenants) of Schedule 9 (Agreed Insurance and Ship Covenants), UP Offshore Brazil.

"BNDES" means Banco Nacional de Desenvolvimento Econômico e Social – BNDES, the Brazilian national development bank, an empresa pública federal, with offices at Avenida República do Chile nº100, in the city of Rio de Janeiro, State of Rio de Janeiro, Brazil.
"BNDES Loan Agreement" means the financing agreement dated August 20, 2009, entered into by BNDES and UP Offshore Brazil providing for BNDES to make available to UP Offshore Brazil a loan facility in the original amount of R$36,473,952.93 (equivalent to $18,729,564 as of the date of execution thereof) for the purposes described therein.
"BR Free Cash Flow Concentration Account" has the meaning given in Section 12.1 (Deposit Accounts).
"Break Costs" means the amount (if any) by which:
(i)
the interest (excluding the Applicable Margin) which a Lender should have received for the period from the date of receipt of all or any part of its participation in an Existing Facility Loan or Unpaid Sum to the last day of the Existing Interest Period and/or the current Facility Interest Period (as the case may require) in respect of that Existing Facility Loan or Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of that applicable Interest Period;

exceeds:
(ii)
the amount which that Lender would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit with a leading bank in the Relevant Interbank Market for a period starting on the Business Day following receipt or recovery and ending on the last day of that applicable Interest Period.

"Business Day" means (i) in relation to LIBOR fixing, a day (other than a Saturday or Sunday) on which banks are open for general business in London, (ii) in relation to payments in U.S. dollars, a day (other than a Saturday or Sunday) on which banks are open for general business in New York City and (iii) otherwise a day (other than a Saturday or Sunday) on which banks are open for general business in London, New York City, Frankfurt, Amsterdam, Buenos Aires and Rio de Janeiro, Brazil.

"Business Plan" has the meaning given in Section 10(h) of Part 2, Schedule 2 (Conditions Precedent).
"Capital Expenditure" means, for any period, with respect to a Ship, the aggregate amount of costs and expenses properly and reasonably incurred in connection with the ownership, operation, maintenance (including expenses relating to dry-docking costs and upgrades to the Ship), repair and insurance, in each case, of such Ship.
"Capitalized Lease" means, as applied to any person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such person, as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such person; and "Capitalized Lease Obligation" is defined to mean the rental obligations, as aforesaid, under a Capitalized Lease.
"Cash Flow and Overhead Expenses Report" has the meaning given in paragraph (b) of Section 1.7 of Part 1 (Affirmative Covenants) of Schedule 7 (Agreed Affirmative and Negative Covenants).
"Cash-Generating Facility" means, for the applicable Fiscal Quarter, any Facility, to the extent that all Ships (other than UP OPAL and UP RUBI) that directly secure such Facility, in the aggregate, yield a positive value in respect of an amount equal to Free Cash Flow for all such Ships excluding the deduction for Capital Expenditure in the calculation of Free Cash Flow for all such Ships, in each case as determined by the Administrative Agent based on the Cash Flow and Overhead Expenses Report for that Fiscal Quarter.
"Cash-Using Facility" means, for the applicable Fiscal Quarter, any Facility, to the extent that all Ships (other than UP OPAL and UP RUBI) that directly secure such Facility, in the aggregate, yield a negative value in respect of an amount equal to Free Cash Flow for all such Ships excluding the deduction for Capital Expenditure in the calculation of Free Cash Flow for all such Ships, in each case as determined by the Administrative Agent based on the Cash Flow and Overhead Expenses Report for that Fiscal Quarter.
"Change in Law" has the meaning given in paragraph (a) of Section 19.1 (Increased Costs).
"Change of Control" means:
(a)
in respect of each Obligor (other than Holdings), the occurrence of any act, event or circumstance that, without prior written consent of the Administrative Agent (acting with the consent of all of the Lenders), results in Holdings (i) owning or controlling, directly or indirectly, less than 100% of the issued and outstanding voting and economic Equity Interests in such Obligor or (ii) ceasing to have the ability, directly or indirectly, to determine the composition of the majority of the board of directors (or equivalent management body) of such Obligor; or

(b)
in respect of Holdings, the occurrence of any act, event or circumstance that without prior written consent of the Administrative Agent (acting with the consent of all of the Lenders) results in (i) during any period of two consecutive years, individuals who at the beginning of such period constituted members of the board of directors (or equivalent management body) of Holdings, together with new members of such board of directors (or equivalent management body) whose election was approved by a majority of the board of directors (or equivalent management body) of Holdings then still in office who were either members of such board of directors (or equivalent management body) at the beginning of such period or whose election was previously so approved, ceasing for any reason to constitute a majority of the members of the board of directors (or equivalent management body) of Holdings, (ii) the Investor ceasing (directly or indirectly) to have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to appoint directors or other equivalent officers of Holdings which control the majority of votes which may be cast at a meeting of the board of directors (or equivalent management body) of Holdings or (iii) the Investor owning or controlling, directly or indirectly, less than 51% of the issued and outstanding voting and economic Equity Interests of Holdings; or
(c)
in respect of Holdings, the occurrence of any act, event or circumstance that without prior written consent of the Administrative Agent (acting with the consent of all of the Lenders) results in Sparrow River Investments Ltd., UABL or any of their respective Subsidiaries or Affiliates (other than the Investor or its Subsidiaries that are direct or indirect passive holding companies of Holdings) owning or controlling, directly or indirectly, any issued and outstanding voting or economic Equity Interests of Holdings.

"Classification Society" means the American Bureau of Shipping, DNV GL, Lloyd's Register, Bureau Veritas, Nippon Kaiji Kyokai or a such other first-class Ship classification society that is a member of the International Association of Classification Societies and to which the Common Security Agent and the relevant Existing Security Holder, in each case which has been granted a Security Interest in such Ship, have given their prior written consent, such consent not to be unreasonably withheld.
"Collateral" means all property (including, without limitation, any proceeds thereof) referred to in the Finance Documents that is or is intended to be subject to any Security Interest in favor of any Security Agent, for the benefit of one or more Lenders, the Issuing Bank and other Finance Parties, as applicable, securing the Secured Liabilities owed to such Lenders, the Issuing Bank and other Finance Parties, as applicable, and includes, without limitation, all Existing Collateral and New Collateral.
"Collateral Pool" means, in relation to an Existing Facility or the Guarantee Facility, as applicable, the Ships (other than UP OPAL) owned by the applicable relevant Shipowner, in each case financed by, or securing any Liabilities under, such Existing Facility or the Guarantee Facility, as applicable, and the Existing Transaction Security, the Existing Amended Transaction Security and/or the New Transaction Security (as the case may be) in connection therewith.
"Commodity Exchange Act" means the Commodity Exchange Act (7 U.S.C. § 1 et seq.) as amended from time to time, and any successor statute.
"Company Overhead Expenses" means the total costs and expenses (other than Severance Costs) incurred by Ultrapetrol or, after the Effective Date, UABL, directly or indirectly, in the provision of the Corporate Services for the Company and the Offshore Business pursuant to the Allocation Agreement.
"Compliance Certificate" means a certificate substantially in the form set out in Schedule 4 (Form of Compliance Certificate).
"Confidential Information" means all written information received from the Company or any other Obligor relating to the Obligors or any of their respective businesses, other than any such information that is available to the Administrative Agent, Security Agent or any other Agent or Lender on a nonconfidential basis prior to disclosure by the Company or any other Obligor; provided that, in the case of information received from the Company or any other Obligor after the date hereof, such information is clearly identified at the time of delivery as confidential.

"Connection Income Taxes" means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.
"Contractual Currency" has the meaning given in Section 19.2 (Currency Indemnity).
"Contribution" means, in relation to a Lender, the part of the Loan which is owing to that Lender.
"Cornamusa" means Corporación de Navegación Mundial S.A., a corporation incorporated and existing under the laws of the Republic of Chile, whose registered office is at Av. El Bosque Norte 0440 piso 11, Com una Las Condes, Santiago, Chile.
"Corporate Reorganization" means:
(a)	The Offshore Business Spinoff shall have been completed.
(b)	All of Ultrapetrol's existing Equity Interests in UP Offshore Brazil shall have been transferred to UP Offshore Bahamas or another Obligor (other than Holdings) acceptable to the Administrative Agent.
(c)
Ultrapetrol shall have obtained binding, unconditional consents from any party whose consent to the transfer of the Equity Interests described or contemplated in (a) and (b) above is necessary under the circumstances.

"Corporate Services" means certain corporate and operational services, including, without limitation, the provision of directors and officers and other employees, auditing, insurance, tax, legal, communication and information technology services and office space in respect of or relating to the operations of Holdings and its subsidiaries.
"Direct Overhead Expenses" means, for any period, the aggregate amount of costs and expenses properly and reasonably incurred by any Obligor in connection with the provision of direct Corporate Services for the Offshore Business (other than Excluded Expenses, Voyage Expenses and Running Costs). For the avoidance of doubt, this shall not include any UPO Overhead Expenses.
"Disposal" means a sale, lease, licence, transfer, loan, issuance or other disposal by a person of any Asset, undertaking or business (whether by a voluntary or involuntary single transaction or series of transactions).
"Disposal Proceeds" means the consideration received by any Offshore Entity (including any amount received in repayment of intercompany debt from a person who is not or who ceases to be an Offshore Entity) for any Disposal made by any Offshore Entity and after deducting:
(a)	any reasonable expenses which are incurred by any Offshore Entity with respect to that Disposal to persons who are not Offshore Entities; and
(b)
any Tax incurred and required to be paid by the seller in connection with that Disposal (as reasonably determined by the seller, on the basis of existing rates and taking account of any available credit, deduction or allowance).

"Earnings" means, in relation to a Ship, all moneys whatsoever which are now, or later become, payable (actually or contingently) to the Obligor owning that Ship, a Bareboat Charterer of that Ship, an Approved Manager of that Ship (including, without limitation, under a Service Contract) or any Agent and which arise out of the use or operation of that Ship, including (but not limited to):

(a)	except to the extent that they fall within paragraph (b) below:
(i)	all freight, hire and passage moneys;
(ii)	compensation payable to the Obligor owning that Ship, a Bareboat Charterer of that Ship, an Approved Manager of that Ship or any Agent in the event of Requisition for Hire of that Ship;
(iii)	remuneration for salvage and towage services;
(iv)	demurrage and detention moneys;
(v)	damages for breach (or payments for variation or termination) of any charterparty or other contract for the employment of that Ship; and
(vi)	all moneys which are at any time payable under Insurances in respect of loss of hire; and
(b)
if and whenever that Ship is employed on terms whereby any moneys falling within paragraphs (a)(i) to (vi) above are pooled or shared with any other person, that proportion of the net receipts of the relevant pooling or sharing arrangement which is attributable to that Ship.

"Earnings Assignment" means, in relation to a Ship, an assignment of the Earnings and any Requisition Proceeds of that Ship, in Agreed Form.
"Effective Date" has the meaning set forth in Section 3(b) (Conditions Precedent; Effectiveness of this Agreement).
"Eligible Transferee" has the meaning given to such term in Section 22 (Changes to the Lenders).
 "Enforcement Steps" means:
(a)	in relation to any Existing Facility Agreement or the Existing Guarantee Facility Agreement (or any Existing Finance Documents related thereto):
(i)	the acceleration of any Liabilities or the making of any declaration that any Liabilities are prematurely due and payable or payable on demand;
(ii)	the making of any demand against any Offshore Entity under any guarantee or surety provided by that Offshore Entity;
(iii)	the exercise of any right of set-off, account combination or payment netting against any Offshore Entity in respect of any Liabilities;
(iv)	the suing for, commencing or joining of any legal or arbitration proceedings against any Offshore Entity to recover any Liabilities, including but not limited to, any arrest of any Ship; and
(v)
the taking of any steps to enforce or require the enforcement of any Security Interest granted by any Offshore Entity (including any arrest of any Ship or any other enforcement of any mortgage over any Ship or any other asset of any Offshore Entity, the crystallization of any floating charge or redirecting the earnings of any Ship or other assets of any Offshore Entity);

(b)	the premature termination or close-out of any swap or derivative transaction under any swap or derivative contract entered into with any Offshore Entity (other than as agreed among the Parties); or
(c)	the petitioning, applying or voting for any Bankruptcy Event or Insolvency Proceedings in relation to the Company or any other Offshore Entity.
"Environmental Claim" means:
(a)	any claim by any governmental, judicial or regulatory authority which arises out of an Environmental Incident or an alleged Environmental Incident or which relates to any Environmental Law; or
(b)	any claim by any other person which relates to an Environmental Incident or to an alleged environmental incident, and "claim" means a claim for damages, compensation, indemnification, contribution, fines, penalties or any other payment of any kind whether or not similar to the foregoing; an order or direction to take, or not to take, certain action or to desist from or suspend certain action; and any form of enforcement or regulatory action, including the arrest or attachment of any asset.
"Environmental Incident" means:
(a)	any release of Environmentally Sensitive Material from a Ship; or
(b)
any incident in which Environmentally Sensitive Material is released and which involves a collision or allision between a Ship and another Ship or object, or some other incident of navigation or operation, in any case, in connection with which such Ship is actually or potentially liable to be arrested, attached, detained or injuncted and/or such Ship and/or the Company and/or the Shipowner owning such Ship and/or any operator or manager of the Ship is at fault or allegedly at fault or otherwise liable to any legal or administrative action; or

(c)
any other incident in which Environmentally Sensitive Material is released otherwise than from a Ship and in connection with which such Ship is actually or potentially liable to be arrested and/or where the Company and/or the Shipowner owning such Ship and/or any operator or manager of such Ship is at fault or allegedly at fault or otherwise liable under any Applicable Law.

"Environmental Law" means any Applicable Law relating to pollution or protection of the environment, to the carriage of Environmentally Sensitive Material or to actual or threatened releases of Environmentally Sensitive Material.
"Environmental Permit" means any permit, approval, identification number, license or other authorization required under any Environmental Law.
"Environmentally Sensitive Material" means oil, oil products and any other substance (including any chemical, gas or other hazardous or noxious substance) which is (or is capable of being or becoming) polluting, toxic or hazardous;
"Equity Interests" of any person means:
(a)	any and all shares and other equity interests (including common stock, preferred stock, limited liability company interests and partnership interests) in such person; and

(b)
all rights to purchase, warrants or options or convertible debt (whether or not currently exercisable), participations or other equivalents of or interests in (however designated) in such shares or other interests in such person.

"ERISA" means the United States Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.
"ERISA Affiliate" means a trade or business (whether or not incorporated) that Holdings, together with any one or more of its subsidiaries, would be deemed to be a single employer under Section 414 of the United States Code (the "Code").
"Event of Default" means any event or circumstance specified as such in Schedule 10 (Agreed Events of Default).
"Excluded Expenses" means any interest and amortization payment obligations of the Offshore Entities under the Amended Facility Agreements, the BNDES Loan Agreement and the Amended Guarantee Facility Agreement, and any UPO Overhead Expenses and any Severance Costs.
"Excluded Swap Obligation" means, with respect to any Obligor, any Swap Obligation if, and to the extent that, all or a portion of the guarantee of such Obligor of, or the grant by such Obligor of a Security Interest to secure, such Swap Obligation (or any guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Obligor's failure for any reason to constitute an "eligible contract participant" as defined in the Commodity Exchange Act and the regulations thereunder at the time the guarantee of such Obligor or the grant of such Security Interest becomes effective with respect to such related Swap Obligation.
"Excluded Taxes" means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable Facility Office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, U.S. federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the Loan or (ii) such Lender changes its Facility Office, except in each case to the extent that, pursuant to Section 19.3 (Tax Indemnity), amounts with respect to such Taxes were payable either to such Lender's assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its Facility Office, (c) Taxes attributable to such Recipient's failure to comply with Section 19.3 (Tax Indemnity) and (d) any U.S. federal withholding Taxes imposed under the Foreign Account Tax Compliance Act.
"Executive Order" means an executive order issued by the President of the United States of America.
"Existing Amended Transaction Security" means the Existing Transaction Security as amended pursuant to the New Transaction Security Documents.
"Existing Collateral" means all of the Assets which from time to time are, or are expressed to be, the subject of the Existing Amended Transaction Security.

"Existing Facilities" means the facilities made available under the Existing Facility Agreements and "Existing Facility" means any of them.
"Existing Facility Agreements" means:
(a)	the UP Offshore Brazil $15 Million Facility Agreement;
(b)	the UP Offshore Bahamas $25 Million Facility Agreement;
(c)	the UP Offshore Bahamas $61.3 Million Facility Agreement;
(d)	the UP Offshore Bahamas $40 Million Facility Agreement;
(e)	the Revolving Credit Agreement;
(f)	the Ingatestone Facility Agreement; and
(g)	the Linford Facility Agreement.
"Existing Facility Loan" means, any loans outstanding under an Existing Facility (including, for the avoidance of doubt, any Accrued PIK Interest added thereto pursuant to Section 15.3 (PIK Interest)).
"Existing Finance Documents" means:
(a)	each Existing Facility Agreement;
(b)	the Existing Guarantee Facility Agreement;
(c)	each Existing Transaction Security Document; and
(d)
the "Finance Documents" as defined in any Existing Facility Agreement, the Existing Guarantee Facility Agreement and the documents included in any analogous definition in any Existing Facility Agreement and the Existing Guarantee Facility Agreement (which, for the avoidance of doubt, shall include the First Demand Guarantee (as defined in the Existing Guarantee Facility Agreement)), but, in each case, excluding any document that is designated or defined as such by an Obligor and the relevant Facility Representative under an Existing Facility Agreement or the Existing Guarantee Facility Agreement after the Effective Date.

"Existing Guarantee Facility Agreement" means the First Demand Guarantee Facility Agreement dated as of June 26, 2013 (as amended, supplemented or modified from time to time prior to the date hereof or otherwise pursuant to or in accordance with this Agreement), by and among UP Offshore Brazil, as company, DVB Bank SE as issuing bank and DVB Bank SE, as agent and as security agent.
"Existing Interest Period" means each period by reference to which interest on money advanced or any principal amount outstanding is calculated (or, in the case of loans with fixed interest rates, paid) under the terms of the Existing Facility Agreement.
"Existing Security Agent" means, with respect to any Existing Facility Agreement or the Guarantee Facility Agreement, as applicable, the person (if any) appointed as the security agent or the security trustee of the Lenders in relation to such Existing Facility or the Guarantee Facility under the relevant Existing Finance Documents being as of the date of this Agreement those set out in Part 3 of Schedule 1 (The Parties).

"Existing Security Holder" means each Original Lender, Facility Representative or Existing Security Agent which holds directly any Existing Transaction Security, any Existing Amended Transaction Security or any New Transaction Security (securing any Liabilities existing on the date hereof) or which holds any Existing Transaction Security, any Existing Amended Transaction Security or any New Transaction Security (securing any Liabilities on the date hereof) as security agent or security trustee for the relevant Original Lenders under the relevant Existing Finance Documents.
"Existing Transaction Security" means the Security Interest directly held by or created or expressed to be created in favor of any Existing Security Holder pursuant to the Existing Transaction Security Documents including those as described in Part 1 (Existing Transaction Security) of Schedule 5 (Transaction Security and Guarantees).
"Existing Transaction Security Documents" means each document entered into prior to the Effective Date under which a Security Interest was granted in favor of any Existing Security Holder for the benefit of any Finance Party in respect of the obligations of any of the Obligors under any of the Existing Finance Documents relating to one or more (but not all) Existing Facilities or the Guarantee Facility.
"Exposure" means at any time, (i) in relation to a Lender, the aggregate principal amount of its Loans (if any, and without double counting) outstanding with respect to an Existing Facility (including, for the avoidance of doubt, any Accrued PIK Interest (if applicable)) and (ii) in relation to the Issuing Bank, the aggregate undrawn amount of any guarantee issued by the Issuing Bank under the Existing Guarantee Facility Agreement (including the First Demand Guarantee (as defined in the Existing Guarantee Facility Agreement)) plus the outstanding aggregate principal amount of any reimbursement or similar obligations of any Obligor party to the Existing Guarantee Facility Agreement resulting from payments made under, or in connection with, any such guarantee.
"Facilities" means the Existing Facilities and the Guarantee Facility and "Facility" means any of them.
 "Facility Interest Period" means each interest period for any Existing Facility determined in accordance with paragraph (b) of Section 15.6 (Harmonization of Interest Periods).
"Facility Limit" means the maximum principal amount capable of being utilized or issued, as the case may be, under a Facility.
"Facility Office" means, with respect to any Lender, the office of such Lender specified as its "Facility Office" under its name on Schedule 1 or in the relevant Transfer Certificate pursuant to which it became a Lender, or such other office of such Lender as such Lender may from time to time specify to the Company and the Relevant Agents.
"Facility Representatives" means with respect to each Existing Facility or the Guarantee Facility, as applicable, the person appointed as the agent of the creditors in relation to such Existing Facility or Guarantee Facility under the Finance Documents relating to such Existing Facility or Guarantee Facility being as at the date of this Agreement those set out in Part 4 (The Facility Representatives) of Schedule 1 (The Parties).
"Fair Market Value" means, in relation to a Ship, the market value of such Ship at any date that is shown by either:
(a)	a single valuation prepared and addressed to the Administrative Agent by an Approved Broker selected by the Administrative Agent; or

(b)
if requested by the Company, the average of two (2) valuations each prepared and addressed to the Administrative Agent by an Approved Broker, one selected by the Administrative Agent and one selected by the Company, provided that if there is a difference of or in excess of 10% between the two appraisals, the Company may, at its sole expense, obtain a third appraisal from an Approved Broker, in which case the market value of such Ship shall be the average of the three appraisals obtained.

Each valuation prepared by an Approved Broker shall be:
(i)	as at a date not more than 14 days prior to the date such valuation is delivered to the Administrative Agent;
(ii)	on a "desk-top" basis without physical inspection of that Ship;
(iii)
on the basis of a sale for prompt delivery for cash on normal arm's length commercial terms as between a willing seller and a willing buyer, free of any existing charter or other contract of employment (and with no value to be given to any pooling arrangements); and

(iv)	after deducting the estimated amount of the usual and reasonable expenses which would be incurred in connection with the sale;
provided that if a range of market values is provided in a particular appraisal, then the market value in such appraisal shall be deemed to be the mid-point within such range.
"Final" has the meaning given in paragraph (c) of Section 1.7 of Part 1 (Affirmative Covenants) of Schedule 7 (Agreed Affirmative and Negative Covenants).
"Final Maturity Date" means the date which is 6.5 years after the Effective Date.
"Finance Document" means each New Finance Document and each Existing Finance Document.
"Finance Parties" means the Administrative Agent, the Security Agent, each Facility Representative under a Facility, each Existing Security Holder under a Facility and each Lender and "Finance Party" means any of them.
"Financial Indebtedness" means, with respect to any person (the "debtor") at any date of determination (without duplication):
(a)	all obligations of the debtor for principal, interest or any other sum payable in respect of any moneys borrowed or raised by the debtor;
(b)	all obligations of the debtor evidenced by bonds, debentures, notes or other similar instruments;
(c)
all obligations of the debtor in respect of any acceptance credit, guarantee or letter of credit facility or equivalent made available to the debtor (including reimbursement obligations with respect thereto);

(d)
all obligations of the debtor to pay the deferred purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery thereto or the completion of such services, except trade payables;

(e)	all Capitalized Lease Obligations of the debtor as lessee;

(f)
all Financial Indebtedness of persons other than the debtor secured by a Security Interest on any asset of the debtor, whether or not such Financial Indebtedness is assumed by the debtor, provided that the amount of such Financial Indebtedness shall be the lesser of (i) the fair market value of such asset at such date of determination and (ii) the amount of such Financial Indebtedness;

(g)
all Financial Indebtedness of persons other than the debtor under any guarantee, indemnity or similar obligation entered into by the debtor to the extent such Financial Indebtedness is guaranteed, indemnified, etc. by the debtor; and

(h)
to the extent not otherwise included in this definition, Swap Obligations or any other kind of derivative transaction entered into by the debtor or, if the agreement under which any such transaction is entered into requires netting of mutual liabilities, the liability of the debtor for the net amount.

The amount of Financial Indebtedness of any debtor at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, as determined in conformity with GAAP, provided that (i) the amount outstanding at any time of any Financial Indebtedness issued with an original issue discount is the face amount of such Financial Indebtedness less the remaining unamortized portion of such original issue discount of such Financial Indebtedness at such time as determined in conformity with GAAP and (ii) Financial Indebtedness shall not include any liability for taxes.
"Fiscal Quarter" has the meaning given to that term in Schedule 8 (Agreed Financial Covenants).
"Fiscal Year" has the meaning given to that term in Schedule 8 (Agreed Financial Covenants).
"Foreign Pension Plan" means any plan, fund (including without limitation, any superannuation fund) or other similar program established or maintained outside the United States of America by Holdings or any one or more of its subsidiaries primarily for the benefit of its or their employees residing outside the United States of America, which plan, fund or other similar program provides, or results in, retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment, and which plan is not subject to ERISA or the Code.
"Free Cash Flow" means for each relevant Fiscal Quarter an amount equaling for such quarterly period:
(a)	Total Revenue generated by a particular Ship; less
(b)	the sum, for such Ship without duplication, of:
(i)	Voyage Expenses;
(ii)	Running Costs; and
(iii)	Capital Expenditure;
in each case relating to such Ship as accrued or incurred by any Obligor with respect to such Ship.
"Free Cash Flow Concentration Accounts" means, collectively, the BR Free Cash Flow Concentration Account and the USD Free Cash Flow Concentration Account.

"Funds Flow Statement" means a funds flow statement in Agreed Form detailing the proposed movement of funds on and before the Effective Date in connection therewith.
"Future Subsidiary Obligor" has the meaning given in paragraph (b) of Section 1.28 (Further assurances) of Part 1 (Affirmative Covenants) of Schedule 7 (Agreed Affirmative and Negative Covenants).
"FX Spot Rate" means, for purposes of (i) converting reais to U.S. dollars (or vice versa) or calculating the U.S. dollar conversion value of amounts in reais (for purposes of determining compliance with any covenants contained, or satisfying any threshold or any other test requiring a conversion value set forth herein), as applicable, or (ii) for purposes of converting any other currency or calculating such other currency's conversion value if permitted hereunder, the spot rate of exchange for the purchase of U.S. dollars with (a) reais (or vice versa, as applicable), which is displayed on Bloomberg's website (http://www.bloomberg.com/quote/USDBRL:CUR) or (b) with such other currency (or vice versa) at such page as shall be reasonably agreed by the Administrative Agent, in each case, at 1 p.m. (New York time) as of the date that the conversion (or calculation) is to be made. In the case of any actual conversion at the FX Spot Rate, the term FX Spot Rate shall include appropriate adjustments to accommodate any customary transaction costs incurred by the Offshore Entity consummating the conversion.
"GAAP" means generally accepted accounting principles in the United States of America, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession.
"Governmental Authority" means the government of the United States of America or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any community, international or supra-national bodies such as the European Community, the European Union or the European Central Bank).
"Guarantee Agent" means DVB Bank, as agent and security agent under the Amended Guarantee Facility Agreement.
"Guarantee Facility" means the facility made available under the Existing Guarantee Facility Agreement.
"Holding Company" or "holding company" means, in relation to a company, corporation, limited liability partnership or other legal entity, any other company, corporation limited liability partnership or other legal entity in respect of which it is a Subsidiary.
"Holdings" means Sparrow Offshore Capital Ltd., a wholly-owned Subsidiary of Sparrow Offshore Investments Ltd. incorporated or formed in the Bahamas.
"Increased Costs" has the meaning given in paragraph (b) of Section 19.1 (Increased Costs).
"Indemnified Taxes" means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Obligor under any Existing Facility Agreement or the Existing Guarantee Facility Agreement and (b) to the extent not otherwise described in (a), Other Taxes.

"Ingatestone Facility Agreement" means the Facility Agreement dated as of January 18, 2013 (as amended, supplemented or modified from time to time prior to the date hereof or otherwise pursuant to or in accordance with this Agreement), by and among Ingatestone Holdings Inc. ("Ingatestone"), as borrower, the Obligors party thereto, the lenders party thereto from time to time, and DVB Bank America N.V., as agent and security trustee.
"Insolvency Proceedings" means any bankruptcy, reconstruction, winding up, dissolution, administration or reorganization of any Offshore Entity, or any of such Offshore Entity's assets or a composition, compromise, assignment or arrangement with any creditor of any Offshore Entity or any suspension of payments or moratorium of any indebtedness of any such Offshore Entity, or any other insolvency proceedings or any analogous procedure or step in any jurisdiction (including the appointment of any liquidator, receiver, administrator, trustee or similar officer), including, but not limited to, any chapter 7, chapter 11 or chapter 15 proceedings in the United States of America, but excluding the standstill provisions and any arrangements or transactions undertaken under or in accordance with the Restructuring prior to the Effective Date.
"Insurances Assignment" means, in relation to a Ship, an assignment of the Insurances, in Agreed Form.
"Insurances" means any and all contracts or policies of insurance and reinsurance relating to any Offshore Entity or any Asset or liability of any Offshore Entity required to be obtained and maintained by an Offshore Entity from time to time pursuant to any Finance Document.
"Interest Period" means:
(a)	prior to the Effective Date in relation to an Existing Facility Loan, an Existing Interest Period;
(b)	on and after the Effective Date in relation to an Existing Facility Loan, a Facility Interest Period; and
(c)	in relation to an Unpaid Sum, each period determined in accordance with Section 15.4 (Default Interest).
"Interpolated Screen Rate" means, in relation to LIBOR for any Loan or any Unpaid Sum, the rate which results from interpolating on a linear basis between:
(a)	the applicable Screen Rate for the longest period (for which that Screen Rate is available) which is less than the Interest Period of that Loan or that Unpaid Sum; and
(b)	the applicable Screen Rate for the shortest period (for which that Screen Rate is available) which exceeds the Interest Period of that Loan or that Unpaid Sum, each as of the Specified Time on the Quotation Day for the currency of that Loan or that Unpaid Sum.
"Investor" means The Southern Cross Group.
"Investment Agreement" means the investment agreement, dated as of November 23, 2016 among, inter alios, Ultrapetrol and certain of its subsidiaries and affiliates party thereto, pursuant to which Holdings will, on or prior to the Effective Date, acquire 100% of the Equity Interests in UP Offshore Bahamas and the Offshore Business from Ultrapetrol.
"ISM Code" means the International Safety Management Code (including the guidelines on its implementation), adopted by the International Maritime Organization, as the same may be amended or supplemented from time to time (and the terms "safety management system", "Safety Management Certificate" and "Document of Compliance" have the same meanings as are given to them in the ISM Code).
"ISM Code Documentation" includes, in respect of a Ship:
(a)	the Document of Compliance and Safety Management Certificate issued pursuant to the ISM Code in relation to that Ship within the periods specified by the ISM Code;
(b)	all other documents and data which are relevant to the safety management system and its implementation and verification which the Administrative Agent may require; and
(c)
any other documents which are prepared or which are otherwise relevant to establish and maintain that Ship's compliance or the compliance of the Shipowner that owns that Ship or the relevant Approved Manager with the ISM Code which the Administrative Agent may require.

"ISPS Code" means the International Ship and Port Facility Security Code as adopted by the International Maritime Organization, as the same may be amended or supplemented from time to time.
"ISPS Code Documentation" includes:
(a)	the ISSC; and
(b)	all other documents and data which are relevant to the ISPS Code and its implementation and verification which the Administrative Agent may require;
"ISSC" means a valid and current International Ship Security Certificate issued under the ISPS Code.
"Issuing Bank" has the meaning provided in the Guarantee Facility Agreement.
"Lender" means:
(a)	any Original Lender; and
(b)	any bank, financial institution, trust, fund or other entity which has become a Party as a Lender in accordance with Section 22 (Changes to the Lenders), which, in each case, has not ceased to be a Lender in accordance with the terms of this Agreement. For the avoidance of doubt, "Lender" shall include the Issuing Bank with respect to the Guarantee Facility Agreement.
"Liabilities" means all present and future indebtedness, liabilities and obligations at any time of any Offshore Entity to any Finance Party under the Finance Documents, both actual and contingent and whether incurred solely or jointly or in any other capacity, including without limitation outstanding principal amounts of loans, reimbursement obligations or other extensions of credit and accrued and unpaid interest and fees with respect thereto together with any of the following matters relating to or arising in respect of those liabilities and obligations:
(a)	any refinancing, novation, deferral or extension;
(b)
any claim for breach of representation, warranty or undertaking or on an event of default or under any indemnity given under or in connection with any document or agreement evidencing or constituting any other liability or obligation falling within this definition;

(c)	any claim for damages or restitution;
(d)	any claim as a result of any recovery by any Offshore Entity of a payment on the grounds of preference or otherwise; and
(e)	and any amounts which would be included in any of the above but for any discharge, non-provability, unenforceability or non-allowance of those amounts in any insolvency or other proceedings.
"LIBOR" means, in relation to any Loan or any Unpaid Sum:
(a)	the applicable Screen Rate;
(b)	(if no Screen Rate is available for the Interest Period of that Loan or that Unpaid Sum), the applicable Interpolated Screen Rate; or
(c)	if:
(i)	no Screen Rate is available for the currency of that Loan or that Unpaid Sum; or
(ii)	no Screen Rate is available for the Interest Period of that Loan or that Unpaid Sum and it is not possible to calculate an Interpolated Screen Rate for that Loan or that Unpaid Sum, the Reference Bank Rate,
as of , in the case of paragraphs (a) and (c) above, the Specified Time on the Quotation Day for U.S. dollars for that Loan or that Unpaid Sum and for a period equal in length to the Interest Period of that Loan or that Unpaid Sum and, if any such rate is below zero, LIBOR shall be deemed to be zero.
"Linford Facility Agreement" means the Facility Agreement dated as of December 20, 2013 (as amended, supplemented or modified from time to time prior to the date hereof or otherwise pursuant to or in accordance with this Agreement), by and among Linford Trading Inc. ("Linford"), as borrower, the Obligors party thereto, the lenders party thereto from time to time, DVB Bank America N.V., as agent and security trustee.
"Loan" means an Existing Facility Loan.
"Major Casualty" means, in relation to a Ship, any casualty to that Ship in respect of which the claim or the aggregate of the claims against all insurers, before adjustment for any relevant franchise or deductible, exceeds US$1,000,000 or the equivalent in any other currency.
"Margin Stock" has the meaning specified in Regulation U of the Board of Governors of the United States Federal Reserve System and any successor regulations thereto, as in effect from time to time.
"Master Concentration Account" has the meaning given in paragraph (b) of Section 12.1 (Deposit Accounts).
"Material Adverse Effect" means a material adverse effect on:
(a)	the business, operations, property, condition (financial or otherwise) or prospects of (i) any Collateral Pool or (ii) the Obligors; or

(b)	the ability of an Obligor to perform its obligations under the Finance Documents; or
(c)
the validity or enforceability of, or the effectiveness or ranking of any Security Interest granted or purporting to be granted pursuant to any of, the Finance Documents or the rights or remedies of any Finance Party under any of the Finance Documents.

"Minimum Liquidity Account" has the meaning given in paragraph (b) of Section 12.1 (Deposit Accounts).
"Minimum Liquidity Covenant" has the meaning given in Section 3 of Schedule 8 (Agreed Financial Covenants).
"Minimum UP OPAL Disposition Value" means, in respect to the disposition of UP OPAL, an amount equal to the Fair Market Value of UP OPAL unless otherwise agreed by the Administrative Agent in its reasonable discretion.
"Minimum UP RUBI Disposition Value" means, in respect to the disposition of UP RUBI, an amount equal to the Fair Market Value of UP RUBI unless otherwise agreed by the Administrative Agent in its reasonable discretion.
"Mortgages" means each mortgage granted or to be granted over each Ship by the Relevant Ship Owner in favor of the Common Security Agent or the relevant Existing Security Holder, as the case may be and "Mortgage" means any of them.
"Multiemployer Plan" means, at any time, a "multiemployer plan" as defined in Section 4001(a)(3) of ERISA to which Holdings, the Company or any one or more of their respective subsidiaries or any ERISA Affiliate has any liability or obligation to contribute or has within any of the six preceding plan years had any liability or obligation to contribute.
"New Collateral" means all of the Assets which from time to time are, or are expressed to be, the subject of the New Transaction Security.
"New Finance Document" means:
(a)	this Agreement (including, for the avoidance of doubt, the guarantee provided by each Obligor pursuant to Section 7 (Guarantee));
(b)	each Accession Agreement;
(c)
each confirmation or amendment agreement entered into for the purposes of confirming or continuing in force any Security Interest or guarantee given in relation to the relevant underlying Existing Facility Agreement or the Existing Guarantee Facility Agreement, as applicable;

(d)
each agreement entered into for the purposes of releasing any Existing Transaction Security or guarantee given in relation to the relevant Existing Facility Agreement or the Existing Guarantee Facility Agreement, as applicable;

(e)	each New Transaction Security Document; and
(f)	any other document designated as a "New Finance Document" by the Administrative Agent and the Company.
"New Money Investment" has the meaning given to such term in Section 11(a) of Part 2 of Schedule 2 (Conditions Precedent).

"New Transaction Security" means the Security Interest created or expressed to be created or amended in favor of the Common Security Agent or an Existing Security Holder, as applicable, pursuant to the New Transaction Security Documents.
"New Transaction Security Documents" means:
(a)
each document creating or expressed to create any Security Interest referred to in Part 2 (New Transaction Security) of Schedule 5 (Transaction Security and Guarantees) and any Existing Amended Transaction Security; and

(b)
any other document entered into on or after the Effective Date creating or expressed to create any Security Interest in respect of the obligations of any of the Obligors (or any other person) to the Finance Parties (or any of them) under any of the Finance Documents.

"Non-Offshore Entities" means any subsidiary or Affiliate of Ultrapetrol or UABL (other than Holdings or any other Offshore Entity).
"Notifying Lender" has the meaning given in paragraph (a) of Section 19.1 (Increased Costs).
"Objection" has the meaning given in paragraph (c) of Section 1.7 of Part 1 (Affirmative Covenants) of Schedule 7 (Agreed Affirmative and Negative Covenants).
"Obligor" means each Original Obligor and each Additional Obligor.
"Obligors' Agent" means the Company, appointed to act on behalf of each Obligor in relation to the Finance Documents pursuant to Section 5.2 (Obligors' Agent).
"OFAC" means the Office of Foreign Assets Control of the U.S. Department of the Treasury.
"Offshore Business" means the business and assets owned and operated by the Offshore Entities.
"Offshore Business Spinoff" means the spinoff and sale by Ultrapetrol of 100% of the Equity Interests of UP Offshore Bahamas to Holdings pursuant to, and in compliance with the terms of, the Investment Agreement (as in effect on the date hereof) which results, after giving effect to the Restructuring, in Ultrapetrol no longer owning, directly or indirectly, any Equity Interests of UP Offshore Bahamas or any other Offshore Entity.
"Offshore Entity" means Holdings, the Company, and their respective Subsidiaries.
"Operating Expense Shortfall" means, for any period, if the daily rate payable in respect of any Ship under any charter or other contract of employment under which such Ship is employed does not exceed the Operating Expenses (including Direct Overhead Expenses allocated for such Ship as determined by the Company in good faith) for such Ship.
"Operating Expenses" means Voyage Expenses, Running Costs, Capital Expenditures and Direct Overhead Expenses and excluding, for the avoidance of doubt, any Excluded Expenses.
"Original Financial Statements" means (a) unaudited consolidated financial statements of the Company for the Fiscal Quarter ending September 30, 2016 and (b) a pro forma consolidated balance sheet and related pro forma statement of income of the Company for the twelve (12)-month period ending on December 31, 2016.
"Other Connection Taxes" means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax

(other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a Security Interest under, engaged in any other transaction pursuant to or enforced any Finance Document, or sold or assigned an interest in any Loan or Finance Document).
"Other Taxes" means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a Security Interest under, or otherwise with respect to, any Finance Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment.
"Participating Member State" means any member state of the European Communities that adopts or has adopted the euro as its lawful currency in accordance with legislation of the European Community relating to Economic and Monetary Union.
"Party" means a party to this Agreement.
"PATRIOT Act" means the United States Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Improvement and Reauthorization Act of 2005 (H.R. 3199).
"Payment Currency" has the meaning given in Section 19.2 (Currency Indemnity).
"Permitted Security Interests" means:
(a)	Security Interests created by the Finance Documents;
(b)	Security Interests for unpaid but not past due master's and crew's wages in accordance with usual maritime practice;
(c)	Security Interests for salvage;
(d)
Security Interests arising by operation of law for not more than two (2) months' prepaid hire under any charter or other contract of employment in relation to a Ship not otherwise prohibited by this Agreement or any other Finance Document;

(e)
Security Interests for master's disbursements incurred in the ordinary course of trading and any other Security Interests arising by operation of law or otherwise in the ordinary course of the operation, repair or maintenance of a Ship, provided that such Security Interests do not secure amounts more than 30 days overdue (unless the overdue amount is being contested by the Obligor that owns such Ship in good faith by appropriate steps) and subject, in the case of Security Interests for repair or maintenance, to Section 12(h) of Part 2 (Ship Covenants) of Schedule 9 (Agreed Insurance and Ship Covenants);

(f)
any Security Interest created in favor of a plaintiff or defendant in any proceedings or arbitration as security for costs and expenses where the Obligor that owns the relevant Ship is actively prosecuting or defending such proceedings or arbitration in good faith and such Security Interest does not (and is not likely to) result in any sale, forfeiture or loss of a Ship; and

(g)
Security Interests arising by operation of law in respect of taxes which are not overdue for payment or in respect of taxes being contested in good faith by appropriate steps and in respect of which appropriate reserves have been made in accordance with GAAP.

"Pertinent Jurisdiction", in relation to a company, means:

(a)	the jurisdiction under the laws of which the company is incorporated or formed;
(b)	a jurisdiction in which the company has the center of its main interests or in which the company's central management and control is or has recently been exercised;
(c)	a jurisdiction in which the overall net income of the company is subject to corporation tax, income tax or any similar tax;
(d)
a jurisdiction in which assets of the company (other than securities issued by, or loans to, related companies) having a substantial value are situated, in which the company maintains a branch or permanent place of business, or in which a Security Interest created by the company must or should be registered in order to ensure its validity, perfection or priority; or

(e)
a jurisdiction the courts of which have jurisdiction to make a winding up, administration or similar order in relation to the company whether as a main or territorial or ancillary proceedings or which would have such jurisdiction if their assistance were requested by the courts of a country referred to in paragraph (a) above.

"Pertinent Matter" means:
(a)
any transaction or matter contemplated by, arising out of, or in connection with a Finance Document or any policy or contract of insurance contemplated by or referred to in Part 1 (Insurance Covenants) of Schedule 9 (Agreed Insurance and Ship Covenants) or any other provision of this Agreement or another Finance Document; or

(b)
any statement relating to a Finance Document or any policy or contract of insurance contemplated by or referred to in Part 1 (Insurance Covenants) of Schedule 9 (Agreed Insurance and Ship Covenants) or any other provision of this Agreement or another Finance Document or to a transaction or matter falling within paragraph (a) above, and covers any such transaction, matter or statement, whether entered into, arising or made at any time before the signing of this Agreement or on or at any time after that signing.
"Petrobras" means Petróleo Brasileiro S.A.
"Plan" means any employee benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect to which Holdings or any one or more of its subsidiaries or ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an "employer" as defined in Section 3(5) of ERISA.
"Pledge Agreement of Rights and Other Covenants" means, in respect of a Ship that is subject to a Time Charter and Service Contract with Petrobras, a pledge of the respective contract rights of the relevant Bareboat Charterer and Approved Manager in respect of such Time Charter and Service Contract, in Agreed Form.
"Potential Event of Default" means an Event of Default or any event or circumstance specified in Schedule 10 (Agreed Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination hereunder or under the other Finance Documents or any combination of any of the foregoing) be an Event of Default.
"Prohibited Person" means any person (whether designated by name or by reason of being included in a class of persons) against whom Sanctions are directed.

"Proportion" means, on any date, in relation to a Lender, the proportion (expressed as a percentage and rounded to two decimal places) borne by that Lender's aggregate Exposures to the aggregate Exposures of all Lenders.
"Qualified ECP Guarantor" means, in respect of any Swap Obligation, each Obligor that has total assets exceeding $10,000,000 at the time the relevant guarantee or grant of the relevant Security Interest becomes effective with respect to such Swap Obligation or such other person as constitutes an "eligible contract participant" under the Commodity Exchange Act or any regulations promulgated thereunder and can cause another person to qualify as an "eligible contract participant" at such time by entering into a keepwell under Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.
"Quarter Date" has the meaning given to that term in Schedule 8 (Agreed Financial Covenants).
"Quotation Day" means, in relation to any period for which an interest rate is to be determined, two Business Days before the first day of that period unless market practice differs in the Relevant Interbank Market in which case the Quotation Day will be determined by the Administrative Agent in accordance with market practice in the Relevant Interbank Market (and if quotations would normally be given by leading banks in the Relevant Interbank Market on more than one day, the Quotation Day will be the last of those days).
"REB" means the Registro Especial Brasileiro (Special Brazilian Registry).
"Recipient" means (a) any Agent or (b) any Lender, as applicable.
"Reference Bank Rate" means the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Administrative Agent at its request by the Reference Banks as the rate at which the relevant Reference Bank could borrow funds in the London interbank market  in U.S. dollars for the relevant period, were it to do so by asking for and then accepting interbank offers for deposits in reasonable market size in that currency and for that period.
"Reference Banks" means the Administrative Agent and the principal London offices of any three banks on the ICE LIBOR panel administered by ICE Benchmark Administration Limited (or any other person which takes over the administration of such panel).
"Relevant Interbank Market" means the London interbank market.
"Relevant Agent" means, in relation to an Offshore Entity or Ship (other than UP OPAL), the Facility Representative or Existing Security Agent with respect to the Existing Facility Agreement or the Existing Guarantee Facility Agreement, as applicable, under which such Offshore Entity provides a Security Interest over any of its Assets to the Existing Security Agent under such Existing Facility Agreement or Existing Guarantee Facility Agreement or such Ship is mortgaged to secure obligations thereunder.
"Relevant Lenders" means, with respect to any decision or determination to be made by the Lenders under any Existing Facility Agreement or the Existing Guarantee Facility Agreement, the percentage of Lenders required to make such decision or determination under such Existing Facility Agreement or the Existing Guarantee Facility Agreement, in each case, as would be determined pursuant to the applicable Specified Amendment Sections, without giving effect to Section 9.6(a)(xi) hereunder.
"Relevant Period" has the meaning given to that term in Schedule 8 (Agreed Financial Covenants).

"Relevant Ship Owner" means, with respect to each Ship, the Shipowner which is the owner of such Ship as set forth in Schedule 12 (Ships) opposite the name and IMO number for such Ship.
"Required BNDES Payments" means, for any Fiscal Quarter, all amounts in contractual interest and amortization related to the BNDES Loan Agreement which are or will become due and payable for such Fiscal Quarter.
"Required Lenders" means at any time, at least two unaffiliated Lenders, the amount of whose Exposures under the Existing Facilities and Guarantee Facility at that time represent 66 2/3% or more of the amount of all the Exposures of the Lenders under all of the Existing Facilities and the Guarantee Facility at that time. As used in this definition, "Lenders" shall including the Issuing Bank with respect to the Guarantee Facility.
"Requisition for Hire" means the requisition for title or use or hire of a Ship by any Governmental Authority which results in the loss of possession thereof by the Company or a Relevant Ship Owner.
"Requisition Proceeds" means all compensation or other money which may from time to time be payable to the Company or a Relevant Ship Owner as a result of each or, as the context may require, any of the Ships being subject to Requisition for Hire.
"Reserved Matters" means any matter set forth in Schedule 13 (Reserved Matters).
"Restructuring" means the proposed restructuring of the Offshore Business.
"Restructuring Support Agreement" means the restructuring support agreement dated as of January 17, 2017 (as amended, supplemented or modified from time to time), by and among Ultrapetrol, the Company, the other Original Obligors, the Additional Obligors, Cornamusa, the Southern Cross Supporting Parties (as defined therein), and UABL as counterparty to the Allocation Agreement, the Offshore Supporting Lenders (as defined therein), the Agents, and the other parties to the Existing Facility Agreements and the Existing Guarantee Facility Agreement.
"Revolving Credit Agreement" means the Facility Agreement dated as of May 31, 2013 (as amended, supplemented or modified from time to time prior to the date hereof or otherwise pursuant to or in accordance with this Agreement), by and among UP Offshore Bahamas, as Company, the lenders party thereto from time to time, and DVB Bank America N.V., as agent and security trustee.
"Ringfencing Documents" means the articles of incorporation or other organizational documents (the "Organizational Documents") for each of the Obligors as amended on or prior to the Effective Date, in form and substance satisfactory to the Agents in their reasonable discretion, and all corporate action necessary to effect any of the following actions to: (i) appoint a person acceptable to the Agents in their reasonable discretion as new independent director (or similar officer in the case of any Offshore Entity organized in Brazil, which shall include an administrator (administrador) in the case of a limited company (sociedade limitada)) (a "New Independent Director") to the board of directors or similar body of each such entity and provide for the procedures related to the initial appointment of such New Independent Director and any subsequent replacements of such New Independent Director (and any successors to such New Independent Director), (ii) require that a New Independent Director or any subsequent replacements of such New Independent Director be acceptable to the Administrative Agent in its reasonable discretion, (iii) require the New Independent Directors' consent in order for such entities to take any action related to the Reserved Matters, and (iv) with respect to each Offshore Entity organized in Brazil, appoint a New Independent Director and enter into an agreement among the quota holders of such Brazilian entity that provides that the quota holders will not take any action in furtherance of a Bankruptcy Event without the New Independent Director's consent.
"Ringfencing Requirements" means, with respect to any Obligor, that such Obligor will:
(a)
maintain its books, financial records and accounts, including checking and other bank accounts, and custodian and other securities safekeeping accounts, separate and distinct from those of the other Obligors and from any other person;

(b)
maintain its books, financial records and accounts (including inter-entity transaction accounts) in a manner so that it will not be difficult or costly to segregate, ascertain or otherwise identify its assets and liabilities separate and distinct from the assets and liabilities of the other Obligors and from any other person;

(c)
not commingle any of its assets, funds or liabilities with the assets, funds or liabilities of the other Subsidiaries provided that nothing herein shall prohibit transactions permitted by Section 12 (Cash Management);

(d)
observe all requisite organizational procedures and formalities, including the holding of meetings of the boards of directors as required by its Organizational Documents, the recordation and maintenance of minutes of such meetings, and the recordation of and maintenance of resolutions adopted at such meetings;

(e)
except as permitted by Section 1.2 (Sale of assets; merger) of Part 2 (Negative Covenants) of Schedule 7 (Agreed Affirmative and Negative Covenants), not be consensually merged or consolidated with the other Subsidiaries (other than for financial reporting purposes);

(f)
ensure that all transactions, agreements and dealings between Obligors (including, in each case, transactions, agreements and dealings pursuant to which the assets or property of one is used or to be used by the other), will reflect the separate identity and legal existence of each Obligor;

(g)
ensure that transactions between any Obligor, on the one hand, and any third parties, on the other hand, will be conducted in the name of such Obligor, as an entity separate and distinct from other Obligors and from any other person; and

(h)
no Obligor will refer to another Obligor and from any other person  as a department or division of such Obligor and will not otherwise refer to such other Obligor and from any other person  in a manner inconsistent with its status as a separate and distinct legal entity.

"Running Costs" means, for any period, with respect to a Ship, the aggregate amount of costs and expenses properly and reasonably incurred during such period in connection with crew wages (including vacation, social charges, pension and similar costs), REB fees, layup costs, communications, lubricants, repairs, supplies, maintenance, spares and other operating expenses which may be incurred in the future, in each case, for such Ship.
"Sailing BR" means Sailing BR Serviços Marítimos Ltda EPP, a small capital limited liability company (sociedade empresária Limitada, empresa de pequeno porte) organized under the laws of Brazil.

"Sanctions" means any sanctions, embargoes, freezing provisions, prohibitions or other restrictions relating to trading, doing business, investment, exporting, financing or making assets available (or other activities similar to or connected with any of the foregoing):
(a)	imposed by law or regulation of the Council of the European Union, the United Nations or its Security Council or the United Kingdom;
(b)	under the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010;
(c)
in respect of (i) a "national" of any "designated foreign country", within the meaning of the Foreign Assets Control Regulations or the Cuban Asset Control Regulations of the United States Department of the Treasury, 31 C.F.R., Subtitle B, Chapter V, as amended, or (ii) a "specially designated national" listed by OFAC or any regulations or rulings issued thereunder; or

(d)
otherwise imposed by any law or regulation or Executive Order by which any Finance Party or any Obligor is bound or, as regards a regulation, compliance with which is reasonable in the ordinary course of business of any Finance Party or any Obligor, including without limitation laws or regulations or Executive Orders restricting loans to, investments in, or the export of assets to, foreign countries or entities doing business there.

"Screen Rate" means the London interbank offered rate administered by ICE Benchmark Administration Limited (or any other person which takes over the administration of that rate) for U.S. dollars for the relevant period displayed on page LIBOR 01 of the Reuters screen (or any replacement Reuters page which displays that rate) or on the appropriate page of such other information service which publishes that rate from time to time in place of Reuters. If such page or service ceases to be available, the Administrative Agent may specify another page or service displaying the relevant rate after consultation with the Company.
"Secured Liabilities" means all Liabilities which the Obligors or any of them have, at the date of this Agreement or at any later time or times, under or in connection with any Finance Document or any judgment relating to any Finance Documents; and for this purpose, there shall be disregarded any total or partial discharge of these liabilities, or variation of their terms, which is effected by, or in connection with, any bankruptcy, liquidation, arrangement or other procedure under the insolvency laws of any country.
"Security Agents" means the Existing Security Agents and the Common Security Agent.
"Security Interest" means:
(a)	a mortgage, encumbrance, charge (whether fixed or floating) or pledge, any maritime or other lien or privilege or any other security interest of any kind;
(b)	the security rights of a plaintiff under an action in rem; and
(c)
any arrangement entered into by a person (A) the effect of which is to place another person (B) in a position which is similar, in economic terms, to the position in which B would have been had he held a security interest over an asset of A; but this paragraph (c) does not apply to a right of set off or combination of accounts conferred by the standard terms of business of a bank or financial institution.

"Security Period" means the period commencing on the date of this Agreement and ending on the date on which the Administrative Agent notifies the Company, the other Obligors and the other Finance Parties that:
(a)	all Liabilities which have become due for payment by the Company or any other Obligor under the Finance Documents have been paid;
(b)	no amount is owing or has accrued (without yet having become due for payment) under any Finance Document;
(c)
neither the Company nor any other Obligor has any future or contingent liability under Section 18 (Tax Gross-up), 19 (Increased Costs and Indemnities) and 20 (Costs and Expenses) or any other provision of this Agreement or another Finance Document; and

(d)
the Administrative Agent, the Common Security Agent and the Required Lenders do not consider that there is a significant risk that any payment or transaction under a Finance Document would be set aside, or would have to be reversed or adjusted, in any present or possible future bankruptcy of the Company or another Obligor or in any present or possible future proceeding relating to a Finance Document or any asset covered (or previously covered) by a Security Interest created by a Finance Document.

"Service Contract" means, in relation to a Ship that is subject to a Time Charter with Petrobras, a service contract in respect of such Ship between the Approved Manager of such Ship and Petrobras in Agreed Form.
"Severance Costs" means any actual employee severance costs arising from the termination of employees by Ultrapetrol or UABL and which are incurred by Ultrapetrol or UABL (other than an Offshore Entity) in connection with the Restructuring, in an amount, to be determined for any relevant Fiscal Quarter, equal to Severance Costs for such Fiscal Quarter but in any event not in excess of $650,000 in the aggregate for the period from October 1, 2016 until the first anniversary of the Effective Date.
"Ship" means any Ship as set out in Schedule 12 (Ships).
"Ship-related Default" means any Event of Default arising under Sections 9 (Expropriation), 13 (Total Loss or Major Casualty), 15 (Loss of Consent), 17 (Security Jeopardized) or 20 (Survey; Repairs) of Schedule 10 (Agreed Events of Default) and any Event of Default arising under Sections 2 (Financial Covenants and other obligations) or 3 (Other Obligations)  of Schedule 10 (Agreed Events of Default) as a result of a breach of any provision of Part 1 (Insurance Covenants) and Part 2 (Ship Covenants) of Schedule 9 (Agreed Insurance and Ship Covenants).
"Shipowners" means each Obligor which is the sole direct owner of a Ship and "Shipowner" means any of them.
"Southern Cross Supporting Parties" has the meaning given to such term in the Restructuring Support Agreement.
"Specified Acceleration Sections" means, in relation to an Existing Facility or Guarantee Facility, the following clauses of the respective Existing Facility Agreements and the Existing Guarantee Facility Agreement which requires, or which grants to the relevant Original Lender or Original Lenders (or the Facility Representative) under such Existing Facility or Guarantee Facility the right to require, early repayment of amounts outstanding under such Existing Facility or Guarantee Facility upon the occurrence of an event of default (however described): clauses

14.2 14.3, 14.4, 14.5 and 14.6 of the UP Offshore Brazil $15 Million Facility Agreement; clauses 14.2, 14.3, 14.4, 14.5 and 14.6 of the UP Offshore Bahamas $25 Million Facility Agreement, clauses 14.2, 14.3, 14.4, 14.5 and 14.6 of the UP Offshore Bahamas $61.3 Million Facility Agreement, clauses 20.2, 20.3, 20.4, and 20.5 of the UP Offshore Bahamas $40 Million Facility Agreement, clauses 20.2, 20.3, 20.4 and 20.6 of the Revolving Credit Agreement, clauses 20.2, 20.3, 20.4, 20.5 and 20.6 of the Ingatestone Facility Agreement, clauses 20.2, 20.3, 20.4, 20.5 and 20.6 of the Linford Facility Agreement and clauses 18.2 through 18.6 of the Existing Guarantee Facility Agreement.
"Specified Affirmative Undertakings" means, in relation to an Existing Facility or Guarantee Facility, the following covenants or undertakings (however described) of any Obligor under the respective Existing Facility Agreements together with any terms or provisions related to or in connection with such covenants or undertakings under the terms of the Existing Finance Documents and the Existing Guarantee Finance Documents relating to such Existing Facility or Guarantee Facility (in each case, other than Specified Ship and Insurance Undertakings): clause 10.1 (other than paragraphs (j), (k), (l), (m), (o) and (u)) of the UP Offshore Brazil $15 Million Facility Agreement; clause 10.1 (other than paragraphs (j), (k), (l), (m) and (o)) of the UP Offshore Bahamas $25 Million Facility Agreement, clause 10.1 (other than paragraphs (j), (k), (l), (m) and (o)) of the UP Offshore Bahamas $61.3 Million Facility Agreement, clause 11.1 of the UP Offshore Bahamas $40 Million Facility Agreement, clause 11.1 of the Revolving Credit Agreement, clause 11.1 of the Ingatestone Facility Agreement, clause 11.1 of the Linford Facility Agreement, and clause 10.1 of the Existing Guarantee Facility Agreement.
"Specified Amendment Sections" means, in relation to an Existing Facility or Guarantee Facility, the following clauses of the respective Existing Facility Agreements and the Existing Guarantee Facility Agreement which stipulates the rights of the Finance Parties under such Existing Facility or Guarantee Facility to amend, vary or waive (however described) the provisions of the Existing Finance Documents in relation to such Existing Facility or Guarantee Facility: clause 20 of the UP Offshore Brazil $15 Million Facility Agreement; clause 20 of the UP Offshore Bahamas $25 Million Facility Agreement, clause 20 of the UP Offshore Bahamas $61.3 Million Facility Agreement, clause 28 of the UP Offshore Bahamas $40 Million Facility Agreement, clause 28 of the Revolving Credit Agreement, clause 28 of the Ingatestone Facility Agreement, clause 28 of the Linford Facility Agreement and clause 26 of the Existing Guarantee Facility Agreement.
"Specified Cash Management Provisions" means, in relation to an Existing Facility or Guarantee Facility, the following covenants or undertakings (however described) of any Obligor under the respective Existing Facility Agreements  and the Existing Guarantee Facility Agreement together with any terms or provisions related to or in connection with such covenants or undertakings under the terms of the Existing Finance Documents relating to such Existing Facility or Guarantee Facility (in each case, other than Specified Affirmative Undertakings, Specified Negative Undertakings and Specified Ship and Insurance Undertakings): clause 10.1(b), (c) and (u)  of the UP Offshore Brazil $15 Million Facility Agreement; clause 10.1(u) of the UP Offshore Bahamas $25 Million Facility Agreement, clause 11 of the UP Offshore Bahamas $61.3 Million Facility Agreement, clause 12.2 and 12.3 of the UP Offshore Bahamas $40 Million Facility Agreement, clause 19.2, 19.3, 19.4 of the Revolving Credit Agreement, clause 19.2, 19.3, 19.4 and 19.5 of the Ingatestone Facility Agreement, clause 19.2, 19.3 and 19.4 of the Linford Facility Agreement and clause 17.2 and 17.3 of the Existing Guarantee Facility Agreement.
"Specified Events of Default" means, in relation to an Existing Facility or Guarantee Facility, the following clauses of the respective Existing Facility Agreement and the Existing Guarantee Facility Agreement which give rise to a right for any Lender under such Existing Facility

Agreement and the Guarantee Facility Agreement to direct the relevant Facility Representative to accelerate (including, for the avoidance of doubt and without limitation, by declaring immediately due and payable or payable on demand) all or any portion of an Existing Facility Loan or Liabilities under the Guarantee Facility, together with accrued interest, and the exercise of any rights and powers of the Facility Representative vested in the Transaction Security or otherwise: clause 14.1 of the UP Offshore Brazil $15 Million Facility Agreement; clause 14.1 of the UP Offshore Bahamas $25 Million Facility Agreement, clause 14.1 of the UP Offshore Bahamas $61.3 Million Facility Agreement, clause 20.1 of the UP Offshore Bahamas $40 Million Facility Agreement, clause 20.1 of the Revolving Credit Agreement, clause 20.1 of the Ingatestone Facility Agreement, clause 20.1 of the Linford Facility Agreement and clause 18.1 of the Existing Guarantee Facility Agreement.
"Specified Financial Covenants" means, in relation to an Existing Facility or Guarantee Facility, the following covenants under the respective Existing Facility Agreements and the Existing Guarantee Facility Agreement which provide for a test of financial ratios (however described): clauses 10.1(u) and 10.3 of the UP Offshore Brazil $15 Million Facility Agreement; clause 10.3 of the UP Offshore Bahamas $25 Million Facility Agreement, clause 10.3 of the UP Offshore Bahamas $61.3 Million Facility Agreement, clauses 12 and 15 of the UP Offshore Bahamas $40 Million Facility Agreement, clauses 12 and 15 of the Revolving Credit Agreement, clauses 12 and 15 of the Ingatestone Facility Agreement, clauses 12 and 15 of the Linford Facility Agreement and clauses 11 and 14 of the Existing Guarantee Facility Agreement.
"Specified Guarantor Release Restriction Section" means, in relation to an Existing Facility or Guarantee Facility, the following clauses of the respective Existing Facility Agreements and the Existing Guarantee Facility Agreement which provide for the release of any guarantor in respect of such Existing Facility or Guarantee Facility (whether or not subject to any conditions): clause 24.10 of the UP Offshore Brazil $15 Million Facility Agreement; clause 24.10 of the UP Offshore Bahamas $25 Million Facility Agreement, clause 24.10 of the UP Offshore Bahamas $61.3 Million Facility Agreement, clause 31.10 of the UP Offshore Bahamas $40 Million Facility Agreement, clause 31.10 of the Revolving Credit Agreement, clause 31.10 of the Ingatestone Facility Agreement, clause 31.10 of the Linford Facility Agreement, and clause 29.9 of the Existing Guarantee Facility Agreement.
"Specified Illegality Section" means, in relation to an Existing Facility or Guarantee Facility, the following clauses of the Existing Facility Agreements and the Existing Guarantee Facility Agreement which requires, or which grants to the relevant Lender or Lenders (or the Facility Representative) under such Existing Facility or Guarantee Facility the right to require, early repayment of amounts outstanding under such Existing Facility or Guarantee Facility upon the occurrence of an event of illegality affecting the obligations of a Lender under such Existing Facility or Guarantee Facility: clause 18 of the UP Offshore Brazil $15 Million Facility Agreement; clause 18 of the UP Offshore Bahamas $25 Million Facility Agreement, clause 18 of the UP Offshore Bahamas $61.3 Million Facility Agreement, clause 24 of the UP Offshore Bahamas $40 Million Facility Agreement, clause 24 of the Revolving Credit Agreement, clause 24 of the Ingatestone Facility Agreement, clause 24 of the Linford Facility Agreement and clause 22 of the Existing Guarantee Facility Agreement.
"Specified Increased Costs Provisions" means, in relation to an Existing Facility or Guarantee Facility, the following clauses of the Existing Facility Agreements and the Existing Guarantee Facility Agreement which requires an Obligor to pay any increased costs incurred by the relevant Lender or Lenders (or the Facility Representative) under such Existing Facility or Guarantee Facility as a result of the introduction of or change in any law or regulation or compliance with any law or regulation made after the date of the relevant Existing Facility Agreement or Existing

Guarantee Facility Agreement: clause 16.6 of the UP Offshore Brazil $15 Million Facility Agreement; clause 16.6 of the UP Offshore Bahamas $25 Million Facility Agreement, clause 16.6 of the UP Offshore Bahamas $61.3 Million Facility Agreement, clause 25 of the UP Offshore Bahamas $40 Million Facility Agreement, clause 25 of the Revolving Credit Agreement, clause 25 of the Ingatestone Facility Agreement, clause 25 of the Linford Facility Agreement and clause 23 of the Existing Guarantee Facility Agreement.
"Specified Lender Assignment and Transfer Section" means, in relation to an Existing Facility or Guarantee Facility, the following clauses of the Existing Facility Agreements and Existing Guarantee Facility Agreement which entitle an Original Lender to assign any of its rights and benefits or transfer by novation or otherwise any of its rights, benefits and obligations in respect of any of its Exposures under such Existing Facility or Guarantee Facility: clauses 19.2, 19.3 and 19.4 of the UP Offshore Brazil $15 Million Facility Agreement; clauses 19.2, 19.3 and 19.4 of the UP Offshore Bahamas $25 Million Facility Agreement, clauses 19.2, 19.3 and 19.4 of the UP Offshore Bahamas $61.3 Million Facility Agreement, clauses 27.2 through 27.12 of the UP Offshore Bahamas $40 Million Facility Agreement, clauses 27.2 through 27.12 of the Revolving Credit Agreement, clauses 27.2 through 27.12 of the Ingatestone Facility Agreement, clauses 27.2 through 27.12 of the Linford Facility Agreement and clauses 25.2 through 25.4 of the Existing Guarantee Facility Agreement.
"Specified Mandatory Prepayment Provisions" means, in relation to an Existing Facility, the following clauses of the Existing Facility Agreements which requires, or which grants to the relevant Original Lender or Original Lenders (or the Facility Representative) under such Existing Facility the right to require, early repayment of amounts outstanding under such Existing Facility upon the occurrence of certain events not typically referred to as events of default: clause 7.6 of the UP Offshore Brazil $15 Million Facility Agreement; clause 7.6 of the UP Offshore Bahamas $25 Million Facility Agreement, clause 7.6 of the UP Offshore Bahamas $61.3 Million Facility Agreement, clause 8.8 of the UP Offshore Bahamas $40 Million Facility Agreement, clause 8.6 of the Revolving Credit Agreement, clause 8.8 of the Ingatestone Facility Agreement and clause 8.8 of the Linford Facility Agreement.
"Specified Negative Undertakings" means, in relation to an Existing Facility or Guarantee Facility, the following covenants or undertakings (however described) of any Obligor under the respective Existing Facility Agreements and the Existing Guarantee Facility Agreement together with any terms or provisions related to or in connection with such covenants or undertakings under the terms of the Existing Finance Documents relating to such Existing Facility or Guarantee Facility (in each case, other than Specified Ship and Insurance Undertakings): clause 10.2 (other than paragraphs (e) and (f)) of the UP Offshore Brazil $15 Million Facility Agreement; clause 10.2 (other than paragraphs (f) and (g)) of the UP Offshore Bahamas $25 Million Facility Agreement, clause 10.2 (other than paragraphs (f) and (g)) of the UP Offshore Bahamas $61.3 Million Facility Agreement, clause 11.2 of the UP Offshore Bahamas $40 Million Facility Agreement, clause 11.2 of the Revolving Credit Agreement, clause 11.2 of the Ingatestone Facility Agreement, clause 11.2 of the Linford Facility Agreement and clause 10.2 of the Existing Guarantee Facility Agreement.
"Specified Provisions" means, collectively, the Specified Increased Costs Provisions, the Specified Representations and Warranties, the Specified General Affirmative Undertakings, the Specified Negative Undertakings, the Specified Financial Covenants, the Specified Ship and Insurance Covenants, the Specified Events of Default, the Specified Cash Management Provisions, the Specified Mandatory Prepayment Provisions, each Specified Illegality Section, each Specified Amendment Section and each Specified Lender Assignment and Transfer Section.

"Specified Representations and Warranties" means, in relation to an Existing Facility or Guarantee Facility, the following representations or warranties given or deemed to be given by any Obligor pursuant to the relevant Existing Facility Agreements and the Existing Guarantee Facility Agreement together with any terms and provisions related to or in connection with such representations and warranties under the Existing Finance Documents relating to such Existing Facility or Guarantee Facility: clause 9 of the UP Offshore Brazil $15 Million Facility Agreement; clause 9 of the UP Offshore Bahamas $25 Million Facility Agreement, clause 9 of the UP Offshore Bahamas $61.3 Million Facility Agreement, clause 10 of the UP Offshore Bahamas $40 Million Facility Agreement, clause 10 of the Revolving Credit Agreement, clause 10 of the Ingatestone Facility Agreement, clause 10 of the Linford Facility Agreement and clause 9 of the Existing Guarantee Facility Agreement.
"Specified Ship and Insurance Undertakings" means, in relation to an Existing Facility or Guarantee Facility, the following covenants or undertakings (however described) of any Obligor under the respective Existing Facility Agreements and the Guarantee Facility Agreement which relate to Ships and insurance with respect to Ships together with any terms or provisions related to or in connection with such covenants or undertakings under the terms of the Existing Finance Documents relating to such Existing Facility or Guarantee Facility: clause 10.1(j), (k), (l), (m), and (o) and 10.2(e) and (f) of the UP Offshore Brazil $15 Million Facility Agreement; clause 10.1(j), (k), (l), (m), and (o) and 10.2(f) and (g) of the UP Offshore Bahamas $25 Million Facility Agreement, clause 10.1(j), (k), (l), (m), and (o) and 10.2(f) and (g) of the UP Offshore Bahamas $61.3 Million Facility Agreement, clauses 13 and 14 of the UP Offshore Bahamas $40 Million Facility Agreement, clauses 13 and 14 of the Revolving Credit Agreement, clauses 13 and 14 of the Ingatestone Facility Agreement, clauses 13 and 14 of the Linford Facility Agreement and clauses 12 and 13 of the Existing Guarantee Facility Agreement.
"Subsidiary" means in relation to a holding company, a company, corporation, limited liability partnership or other legal entity:
(a)	which is controlled, directly or indirectly, by the holding company; or
(b)	more than half the issued share capital of which is beneficially owned, directly or indirectly, by the holding company; or
(c)	which is a subsidiary of another Subsidiary of the holding company, and, for this purpose, a company, corporation or limited liability partnership shall be treated as being controlled by another if that other company, corporation or limited liability partnership is able to direct is affairs and/or determine the composition of the majority of its board of directors or equivalent body.
"Swap Obligation" means, with respect to any Obligor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a "swap" within the meaning of Section 1a(47) of the Commodity Exchange Act.
"Taxes" means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.
"The Southern Cross Group" means, collectively, Southern Cross Latin America Private Equity Fund III, L.P. and Southern Cross Latin America Private Equity Fund IV, L.P.

"Time Charter" means, in relation to a Ship, a time charter party in respect of that Ship in Agreed Form between a Bareboat Charterer as demise owner of that Ship and a Time Charterer as charterer.
"Time Charter Assignment" means, in relation to a Ship, (i) an assignment of the Time Charter for such Ship or (ii) in the case of a Ship that is subject to a Time Charter and Service Contract with Petrobras, a pledge of the respective contract rights of the relevant Bareboat Charterer and Approved Manager in respect of such Time Charter and Service Contract in Agreed Form.
"Time Charterer" means Petrobras, or such other person nominated by the Company that the Administrative Agent, with the consent of all Lenders, may approve from time to time in writing, such approval not to be unreasonably withheld.
"Topazio Shipping" means Topazio Shipping LLC, a Delaware limited liability company.
"Total Indebtedness" means all Financial Indebtedness of Holdings and its Subsidiaries.
"Total Loss" means:
(a)	actual or constructive or compromised or agreed or arranged total loss of a Ship, including any such total loss as may arise during a Requisition for Hire; or
(b)
any expropriation, confiscation, requisition or acquisition of a Ship, whether for full consideration, a consideration less than its proper value, a nominal consideration or without any consideration, which is effected by any Governmental Authority or by any person or persons claiming to be or to represent a Governmental Authority (excluding a Requisition for Hire for a fixed period not exceeding one (1) year without any right to an extension), unless it is within one (1) month redelivered to the full control of her registered owner; or

(c)
any hijacking, theft, confiscation, forfeiture, seizure, condemnation, capture, restraint, or disappearance of a Ship (other than by reason of paragraph (b) above), which is not redelivered to the full control of her registered owner within thirty (30) days.

"Total Loss Amount" means (a) in relation to a Ship (other than UP OPAL), an amount equal to the Allocated Loan Amount for such Ship and (b) in relation to UP OPAL, an amount equal to the Minimum UP OPAL Disposition Value.
"Total Loss Date" means in relation to a Ship:
(a)	in the case of an actual loss of that Ship, the date on which it occurred or, if that is unknown, the date when that Ship was last heard of;
(b)	in the case of a constructive, compromised, agreed or arranged total loss of that Ship, the earliest of:
(i)	the date on which a notice of abandonment is given to the insurers; and
(ii)	the date of any compromise, arrangement or agreement made by or on behalf of the Obligor owning that Ship with the Ship's insurers in which the insurers agree to treat the Ship as a total loss; and
(c)	in the case of any other type of total loss, on the date (or the most likely date) on which it appears to the Administrative Agent that the event constituting the total loss occurred.

"Total Revenue" means, for any period, with respect to a Ship, the aggregate amount of all Earnings derived from such Ship during such period (net of payments to joint venture partners).
"Transaction Security" means the Security Interest created or expressed to be created in favor of any Security Agent, any Existing Security Holder or another Finance Party pursuant to the Transaction Security Documents.
"Transaction Security Documents" means the New Transaction Security Documents and the Existing Transaction Security Documents.
"Transfer Certificate" means a certificate substantially in the form set out in Schedule 3 (Form of Transfer Certificate) or any other form agreed between the Administrative Agent and the Company.
"Transfer Date" means, in relation to a transfer, the later of:
(a)	the proposed Transfer Date specified in the relevant Transfer Certificate; and
(b)	the date on which the Administrative Agent executes the relevant Transfer Certificate.
"Transferee Lender" has the meaning given to such term in Section 22 (Changes to the Lenders).
"Transferor Lender" has the meaning given to such term in Section 22 (Changes to the Lenders).
"UABL" means UABL (Bahamas) Limited, a company duly incorporated under the laws of the Commonwealth of the Bahamas.
"UCC" means the Uniform Commercial Code of the State of New York.
"Undertaking" means, in respect of a Ship that is subject to a Time Charter and Service Contract with Petrobras, an undertaking, in Agreed Form, to execute and deliver a Pledge Agreement of Rights and Other Covenants in respect of such Time Charter and Service Contract where such Pledge Agreement of Rights and Other Covenants cannot be executed and delivered because of the refusal by Petrobras to grant its consent to such Pledge Agreement of Rights and Other Covenants.
"Unpaid Sum" means any sum due and payable but unpaid by an Obligor under the Finance Documents.
"UP Offshore Brazil" means UP Offshore Apoio Maritimo (Brazil) Ltda., a limited company (sociedade limitada) duly organized under the laws of Brazil.
"UP Offshore Brazil $15 Million Facility Agreement" means the Facility Agreement dated as of January 17, 2006 (as amended, supplemented or modified from time to time prior to the date hereof or otherwise pursuant to or in accordance with this Agreement), by and among UP Offshore Apoio Maritimo Ltda., as Company, Packet Maritime Inc. and Padow Shipping Inc., as guarantors, UP Offshore Bahamas, as Holding Company, the lenders party thereto from time to time and DVB Bank AG, as Security Agent.
"UP Offshore Bahamas $25 Million Facility Agreement" means the Facility Agreement dated as of October 31, 2007 (as amended, supplemented or modified from time to time prior to the date hereof or otherwise pursuant to or in accordance with this Agreement), by and among UP

Offshore Bahamas, as Company, the lenders party thereto from time to time, and DVB Bank AG, as Security Agent.
"UP Offshore Bahamas $61.3 Million Facility Agreement" means the Facility Agreement dated as of December 28, 2006 (as amended, supplemented or modified from time to time prior to the date hereof or otherwise pursuant to or in accordance with this Agreement), by and among UP Offshore Bahamas, as Company, the lenders party thereto from time to time, and DVB Bank AG, as security agent.
"UP Offshore Bahamas $40 Million Facility Agreement" means the Facility Agreement dated as of December 9, 2010 (as amended, supplemented or modified from time to time prior to the date hereof or otherwise pursuant to or in accordance with this Agreement), by and among UP Offshore Bahamas, as company, the Obligors party thereto, the lenders party thereto from time to time, and DVB Bank AG, as agent and security trustee.
"UP Offshore Uruguay" means UP Offshore (Uruguay) S.A., a limited company (sociedad anonima) organized under the laws of Uruguay.
"UP OPAL" means the m.v. UP OPAL, as set forth on Schedule 12 (Ships).
"UP OPAL Cumulative Free Cash Flow Amount" means, as of any date of determination, the amount that is equal to all the Free Cash Flow generated by the UP OPAL from the Effective Date until such date, less the UP OPAL Direct Overhead Expenses generated from the Effective Date until such date, less amounts paid for all previous periods under Section 13.3(a)(ii) after the Effective Date but prior to such date of determination.
"UP OPAL Direct Overhead Expenses" means, an amount that is equal to the aggregate Direct Overhead Expenses of the Offshore Business in any given Fiscal Quarter in which UP OPAL is chartered, divided by the number of Ships (including UP OPAL) which are owned by the Offshore Entities at such time.
"UP RUBI" means m.v. UP RUBI, as set forth on Schedule 12 (Ships).
"UP RUBI Deficiency Claim" has the meaning provided in paragraph (c) of Section 1.21 of Part 2 (Negative Covenants) of Schedule 7 (Agreed Affirmative and Negative Covenants).
"UP UK" means UP Offshore (UK) Ltd., a company organized under the laws of England and Wales.
"UPO Intercompany Contracts" means any sub-bareboat charter agreement, bareboat charter agreement, ship management agreement, sub-manager agreement and/or service agreement with respect to a Ship made between or among any Obligors.
"UPO Overhead Expenses" means an amount in respect of any Fiscal Quarter equal to the product of (i) 32.5% and (ii) the Company Overhead Expenses for such Fiscal Quarter; provided that the sum of the UPO Overhead Expenses for any Fiscal Year shall in no event exceed the UPO Overhead Expenses Cap (with any amount incurred in excess of the UPO Overhead Expenses Cap deemed to not be UPO Overhead Expenses).
"UPO Overhead Expenses Cap" shall mean, for any Fiscal Year, the amount set forth below opposite such Fiscal Year, as such amount may be adjusted to account for inflation or fluctuations in currency exchange ratios automatically in a manner to be mutually agreed by the Company and the Agents:

Fiscal Year	Amount
2016	$ 5,650,000
2017	$ 4,400,000
2018	$ 4,000,000
2019	$ 3,800,000
Each of 2020, 2021, 2022	$ 3,500,000
; and in the case of the 2023 Fiscal Year, the UPO Overhead Expenses Cap shall be an amount equal to the product of (a) the quotient, expressed as a percentage, derived by dividing (i) the total number of days from and including January 1, 2023 to and including the Final Maturity Date by (ii) 365, and (b) $3.5 million.
"US Dollars", "Dollars", "US$", "USD" and "$" mean the lawful currency for the time being of the United States of America.
"USD Free Cash Flow Concentration Account" has the meaning given in Section 12.1 (Deposit Accounts).
"Utilization" means a utilization (having been made, or to be made) of a Facility.
"VAT" means value added tax as provided for in the Value Added Tax Act 1994 and any other tax of a similar nature under any other applicable jurisdiction.
"Voyage Expenses" means, for any period, with respect to a Ship, the aggregate amount of costs and expenses properly and reasonably incurred during such period in connection with commissions paid to brokers in connection with chartering and fuel costs (including bunker) and other expenses which may be incurred in the future, in each case, for such Ship.
1.2	Construction
(a)	Unless a contrary indication appears a reference in this Agreement to:
(i)
the "Administrative Agent", any "Agent", any "Facility Representative", any "Existing Security Holder", any "Finance Party", any "Lender", any "Obligor", any "Party", or the "Common Security Agent" or any other person shall be construed so as to include its successors in title, permitted assigns and permitted transferees and, in the case of any Security Agent, any person for the time being appointed as Security Agent or Security Agents in connection with the applicable Facility or Facilities in accordance with the applicable Finance Documents;

(ii)
the "equivalent" on any date in one currency (the "first currency") of an amount denominated in another currency (the "second currency") is a reference to the amount of the first currency which could be purchased with the amount of the second currency at the Administrative Agent's spot rate of exchange for the purchase of the relevant currency in the London foreign exchange market at or about 11:00 a.m. on a particular day;

(iii)
a "Finance Document" or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended, novated, supplemented, extended or restated in accordance with the terms hereof;

(iv)	a "guarantee" (other than pursuant to Section 7 (Guarantee)) means any guarantee, letter of credit, bond, indemnity, counter-indemnity or similar assurance against loss, or any obligation, direct or indirect, actual or contingent, to purchase or assume any indebtedness of any person or to make an investment in or loan to any person or to purchase assets of any person where, in each case, such obligation is assumed in order to maintain or assist the ability of such person to meet its indebtedness;
(v)	"indebtedness" includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;
(vi)
a "participation" of a Lender in an Existing Facility Loan, means the amount of such Existing Facility Loan which such Lender has made or is to make available and thereafter that part of the Existing Facility Loan which is owed to such Lender (including, for the avoidance of doubt, any capitalized interest thereon and any Accrued PIK Interest);

(vii)
a "person" includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium or partnership (whether or not having separate legal personality);

(viii)
a "principal" amount of any Financial Indebtedness includes, save where the provisions of this Agreement provide otherwise, any capitalized interest that has accrued and capitalized thereon and any Accrued PIK Interest;

(ix)
a "regulation" includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organization;

(x)	a provision of law is a reference to that provision as amended or re-enacted;
(xi)	a time of day is a reference to New York time; and
(xii)	a clause, paragraph, schedule or annexure, unless the context otherwise requires, is a reference to a clause, a paragraph, a schedule or annexure to this Agreement.
(b)	Section, Part and Schedule headings are for ease of reference only.
(c)
Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

(d)	A Potential Event of Default (other than an Event of Default) is "continuing" if it has not been remedied or waived and an Event of Default is "continuing" if it has not been waived.
1.3	Lenders
(a)
Each Lender will be regarded, for the purposes of this Agreement, as acting in a different capacity in respect of its Exposure under each Facility in which it has an Exposure and may, for the avoidance of doubt, have a different Facility Office in each such capacity.

(b)
The provisions of this Agreement shall only apply to the Lenders in their capacities as lenders under the Existing Facilities and Issuing Bank in its capacity as issuing bank under the Guarantee Facility.

1.4	Accounting Terms
Unless otherwise specified herein, all accounting terms used in this Agreement and in the other Finance Documents shall be interpreted, and all financial statements and certificates and reports as to financial matters required to be delivered to any Finance Party under this Agreement shall be prepared, in accordance with GAAP as from time to time in effect.
2.	Purpose of this Agreement
This Agreement and the other New Finance Documents record the terms and conditions upon which during the period from the Effective Date to the Final Maturity Date, the Lenders are willing to continue to make available the Facilities.
3.	Conditions Precedent; Effectiveness of this Agreement
This Agreement shall become effective on the date (the "Effective Date") on which the Administrative Agent confirms to the Lenders that it has received all of the documents and other evidence listed in Schedule 2 (Conditions Precedent) in each case in form and substance satisfactory to the Administrative Agent (acting on the instructions of all Lenders).
4.	Existing Finance Documents Continue
(a)	Each Obligor confirms that, on the Effective Date:
(i)
in respect of the Existing Finance Documents to which it is a party, save to the extent amended by this Agreement and amended or released by the other New Finance Documents, the Existing Finance Documents remain in full force and effect and continue to constitute its legal, valid and binding obligations; and

(ii)
notwithstanding the amendments and consents to the Existing Finance Documents contemplated by the New Finance Documents, the Existing Transaction Security created by it and its obligations under any guarantee or Existing Transaction Security given or created by it under the Existing Finance Documents to which it is a party will:

(A)	continue in full force and effect;
(B)	continue to constitute its legal, valid and binding obligations; and
(C)	extend to the liabilities and obligations of the Obligors to the relevant Finance Parties under the Existing Finance Documents and the New Finance Documents.
(b)
The Parties acknowledge and agree that the amendment of an Existing Facility Agreement or the Existing Guarantee Facility Agreement pursuant to this Agreement shall not constitute, and shall not be construed as, a novation of, or to have a novative effect on, the obligations or the other transactions contemplated under such Existing Facility Agreement or the Existing Guarantee Facility Agreement.

(c)
Each Original Obligor party hereto hereby confirms that it has reviewed the terms and conditions of the Existing Finance Document to which it is a party and this Agreement and consents to the amendments to the Existing Finance Documents that are effected pursuant to this Agreement and the New Finance Documents to which it is a party. Each Original Obligor party hereto hereby ratifies and reaffirms on the Effective Date (i) the Liabilities and Secured Liabilities under the Amended Facility Agreements, the Amended Guarantee Facility Agreement and each of the other Finance Documents to which it is a party and all of the covenants, duties, indebtedness and liabilities under the Amended Facility Agreements, the Amended Guarantee Facility Agreement and the other Finance Documents to which it is a party and (ii) the Security Interests and liens created in favor of the relevant Agents and the Lenders pursuant to each Transaction Security Document; which Security Interests and liens shall continue in full force and effect during the term of the Amended Facility Agreements, the Amended Guarantee Facility Agreement and the obligations in relation thereto shall be valid and enforceable and shall not be impaired or limited by the execution or effectiveness of this Agreement, the Amended Facility Agreements or the Amended Guarantee Facility Agreement, and such Security Interests and liens shall continue to secure the relevant Secured Liabilities, in each case, on and subject to the terms and conditions set forth in the Amended Facility Agreements, the Amended Guarantee Facility Agreement and the other Finance Documents.
5.	Relationship between the Finance Parties and the Obligors
5.1	Finance Parties' Rights and Obligations
(a)
The obligations of each Finance Party under the Finance Documents are several not joint. Failure by a Finance Party to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents.  No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.

(b)
Except as otherwise stated in the Finance Documents, the rights of each Finance Party under or in connection with the Finance Documents are separate and independent rights and any debt arising under the Finance Documents and owed to a Finance Party from an Obligor shall be a separate and independent debt.

(c)	Except as otherwise stated in the Finance Documents, a Finance Party may separately enforce its rights under the Finance Documents.
5.2	Obligors' Agent
(a)
Each Obligor (other than the Company) by its execution of this Agreement or an Accession Agreement appoints the Company to act on its behalf as its agent in relation to the Finance Documents and irrevocably authorizes:

(i)
the Company on its behalf to supply all information concerning itself contemplated by this Agreement to the other Parties hereto and to give all notices and instructions, to make such agreements and to effect the relevant amendments, supplements and variations capable of being given, made or effected by any Obligor notwithstanding that they may affect the Obligor, without further reference to or the consent of that Obligor; and

(ii)	each Finance Party to give any notice, demand or other communication to that Obligor pursuant to the Finance Documents to the Company, and in each case the Obligor shall be bound as though the Obligor itself had given the notices and instructions or executed or made the agreements or effected the amendments,

supplements or variations, or received the relevant notice, demand or other communication.
(b)
Every act, omission, agreement, undertaking, settlement, waiver, amendment, supplement, variation, notice or other communication given or made by the Obligors' Agent or given to the Obligors' Agent under any Finance Document on behalf of another Obligor or in connection with any Finance Document (whether or not known to any other Obligor and whether occurring before or after such other Obligor became an Obligor under any Finance Document) shall be binding for all purposes on that Obligor as if that Obligor had expressly made, given or concurred with it.  In the event of any conflict between any notices or other communications of the Obligors' Agent and any other Obligor, those of the Obligors' Agent shall prevail.

6.	Additional Guarantees and Additional Collateral
(a)	In consideration for the New Money Investment, the Corporate Reorganization and the transactions contemplated hereby, the Company shall procure that:
(i)
each other Obligor grants Transaction Security in relation to the liabilities of the Obligors under the Existing Facility Agreements and the Existing Guarantee Facility Agreement pursuant to each New Transaction Security Document to which such Obligor is required to be a party; and

(ii)
each Additional Obligor enters into and delivers an Accession Agreement in relation to this Agreement and grants Transaction Security in relation to the Existing Facilities and the Guarantee Facility, as the case may be, pursuant to each New Transaction Security Document to which such Additional Obligor is required to be a party.

(b)	Each Party acknowledges and agrees that the Corporate Reorganization contemplated as part of the Restructuring is being undertaken for legitimate business reasons.
7.	Guarantee
7.1	Guarantee
In order to induce the Finance Parties to enter into this Agreement and to continue the Loans and other extensions of credit made to the Obligors each Obligor irrevocably and unconditionally jointly and severally:
(a)
guarantees, as a primary obligor and not merely as a surety, to each Finance Party, the punctual payment and performance by the Obligors when due, whether at stated maturity, by acceleration or otherwise, of all Secured Liabilities of the Obligors, whether for principal, interest, fees, expenses or otherwise (collectively, the "Guaranteed Obligations") provided that, notwithstanding the foregoing, "Guaranteed Obligations", with respect to any Obligor, shall not include any Excluded Swap Obligations of such Obligor;

(b)
undertakes with each Finance Party that whenever an Obligor does not pay any Guaranteed Obligation when due, such Obligor shall immediately on demand pay that Guaranteed Obligation as if it were the primary obligor; and

(c)
indemnifies each Finance Party immediately on demand against any cost, loss or liability suffered or incurred by that Finance Party (i) if any Guaranteed Obligation is or becomes unenforceable, invalid or illegal or (ii) by operation of law as a consequence of the transactions contemplated by the Finance Documents.  The amount of the cost, loss or liability shall be equal to the amount which that Finance Party would otherwise have been entitled to recover.

7.2	Continuing Guarantee
This guarantee:
(a)	is a continuing guarantee;
(b)	constitutes a guarantee of punctual performance and payment and not merely of collection;
(c)
is joint and several with any other guarantee given in respect of the Guaranteed Obligations and shall not in any way be prejudiced by any other guarantee or Security Interest now or subsequently held by any Finance Party in respect of the Guaranteed Obligations;

(d)
shall remain in full force and effect until the payment and performance in full of the Guaranteed Obligations and all other amounts payable hereunder regardless of any intermediate payment or discharge in whole or in part; and

(e)	shall be binding upon each Obligor, its successors and permitted assigns.
7.3	Performance of Guaranteed Obligations; Obligations Pari Passu
(a)
Each Obligor agrees that the Guaranteed Obligations will be performed and paid strictly in accordance with the terms of the relevant Finance Document regardless of any law or regulation or order of any court:

(i)
affecting (A) any term of such Finance Document or the rights of any of the Finance Parties with respect thereto or (B) the ability or obligation of the Company or any other Obligor to make or render, or right of any Finance Party to receive, any payments or performance due thereunder; or

(ii)	which might otherwise constitute a defense to, or a legal or equitable discharge of, the Company or any other Obligor.
(b)	The obligations of each Obligor under this guarantee shall rank pari passu in right of payment with all other unsecured obligations of such Obligor.
7.4	Reinstatement
If any payment of any of the Guaranteed Obligations is rescinded, discharged, avoided or reduced or must otherwise be returned by a Finance Party or any other person upon the insolvency, bankruptcy or reorganization of the Company or any other Obligor or otherwise:
(a)
this guarantee shall continue to be effective or be reinstated, and the liability of each Obligor hereunder shall continue or be reinstated, as the case may be, as if the payment, discharge, avoidance or reduction had not occurred; and

(b)	each Finance Party shall be entitled to recover the value or amount of that payment from each Obligor, as if the payment, discharge, avoidance or reduction had not occurred.
7.5	Liability Absolute and Unconditional.
The obligations of each Obligor under this Section 7 shall be irrevocable, absolute and unconditional and shall not be affected by an act, omission, matter or thing which, but for this Section 7, would reduce, release or prejudice any of its obligations under this Section 7, and each Obligor hereby irrevocably waives any defenses it may now have or hereafter acquire in any way relating to, any or all of the following:
(a)	any time, waiver or consent granted to, or composition with, any Obligor or other person;
(b)	the release of any other Obligor or any other person under the terms of any composition or arrangement with any creditor of any Obligor; or
(c)
the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or Security Interest over assets of, any Obligor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realize the full value of any Security Interest;

(d)
any incapacity or lack of power, authority or legal personality of or dissolution or change in the corporate or company structure or status of an Obligor or any other person (including without limitation any change in the holding of such Obligor's or other person's Equity Interests);

(e)	any amendment to or replacement of a Finance Document or any other document or Security Interest;
(f)	any unenforceability, illegality or invalidity of any obligation of any Obligor or any other person under any Finance Document or any other document or Security Interest;
(g)	any bankruptcy, insolvency or similar proceedings;
(h)	any other circumstance whatsoever that might otherwise constitute a defense available to, or a legal or equitable discharge of, any Obligor.
7.6	Waiver of Promptness, Etc.
Each of the Obligors hereby unconditionally and irrevocably waives promptness, diligence, notice of acceptance, presentment, demand for performance, notice of non-performance, default, acceleration, protest or dishonor and any other notice with respect to any of the Guaranteed Obligations and this guarantee and any requirement that a Finance Party protect, secure, perfect or insure any Security Interest or any property subject thereto or exhaust any right or take any action against any Obligor or any other person or entity or any Collateral.
7.7	Waiver of Revocation, Etc.
Each Obligor hereby unconditionally and irrevocably waives any right to revoke this guarantee.

7.8	Waiver of Certain Defenses, Etc.
Each Obligor hereby unconditionally and irrevocably waives:
(a)
any defense arising by reason of any claim or defense based upon an election of remedies by a Finance Party that in any manner impairs, reduces, releases or otherwise adversely affects the subrogation, reimbursement, exoneration, contribution or indemnification rights of such Obligor or other rights of such Obligor to proceed against the Company, any of the other Obligors, any other guarantor or any other person or entity or any Collateral; and

(b)	any defense based on any right of set-off or counterclaim against or in respect of the obligations of such Obligor hereunder.
7.9	Waiver of Disclosure, etc.
Each Obligor hereby unconditionally and irrevocably waives any duty on the part of any Finance Party to disclose to the Obligors any matter, fact or thing relating to the business, condition (financial or otherwise), operations, performance, properties or prospects of the Company, any other Obligor or any of their respective subsidiaries now or hereafter known by any Finance Party.
7.10	Immediate Recourse
Each Obligor waives any right it may have of first requiring any Finance Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or Security Interest or claim payment from any person before claiming from the that Obligor under this Section 7.  This waiver applies irrespective of any law or any provision of a Finance Document  to the contrary.
7.11	Acknowledgement of Benefits.
Each Obligor acknowledges that it will receive substantial direct and indirect benefits from the financing arrangements contemplated by the Finance Documents and that the waivers set forth in this Section 7 are knowingly made in contemplation of such benefits.
7.12	Independent Obligations.
The obligations of each Obligor under or in respect of this guarantee are independent of the Guaranteed Obligations or any other obligations of the Company or any other Obligor under or in respect of the Existing Finance Documents and the Finance Documents, and a separate action or actions may be brought and prosecuted against each Obligor to enforce this guarantee irrespective of whether any action is brought against the Company or any other Obligor or whether the Company or any other Obligor is joined in any such action or actions.
7.13	Deferral of Obligors' Rights
Until the Guaranteed Obligations have been irrevocably paid and performed in full and unless the Administrative Agent otherwise directs, no Obligor will exercise any rights which it may have by reason of performance by it of its obligations under the Finance Documents:
(a)	to be indemnified by another Obligor;
(b)	to claim any contribution from any other guarantor of any Obligor or other Obligor's obligations under the Finance Documents; and/or

(c)
to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under the Finance Documents or of any other guarantee or Security Interest taken pursuant to, or in connection with, the Finance Documents by any Finance Party.

7.14	Limitation of Liability.
(a)
Each of the Obligors and the Finance Parties hereby confirms that it is its intention that the Guaranteed Obligations not constitute a fraudulent transfer or conveyance for purposes of the United States Bankruptcy Code, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar law.  To effectuate the foregoing intention, each of the Obligors and the Finance Parties hereby irrevocably agrees that the Guaranteed Obligations guaranteed by each Obligor shall be limited to such amount as will, after giving effect to such maximum amount and all other (contingent or otherwise) liabilities of such Obligor that are relevant under such laws and after giving effect to any rights to contribution pursuant to any agreement providing for an equitable contribution among such Obligor and the other Obligors, result in the Guaranteed Obligations of such Obligor in respect of such maximum amount not constituting a fraudulent transfer or conveyance.

(b)
With respect to any Additional Obligor, this Guarantee is subject to any limitations set out in the Accession Agreement applicable to such Additional Obligor and with respect to any Original Obligor, this Guarantee is subject to any limit set out in the Accession Agreement entered into by any Additional Obligor on or prior to the Effective Date that is expressly made applicable to such Original Obligor.

7.15	Reliance of Finance Parties.
Each of the Finance Parties has entered into this Agreement in reliance upon, among other things, this guarantee.
7.16	Release of Obligor and of an Obligor's right of contribution.
(a)
Provided that no Event of Default has occurred and is continuing, or would result therefrom, and that no payment is then due from that Obligor, upon the sale of all Ships and any other Collateral owned directly by an Obligor (other than Holdings) or any of its Subsidiaries, such Obligor may, upon the written approval of the Administrative Agent (acting with the consent of the Required Lenders, such consent not to be unreasonably withheld), be released as a guarantor hereunder and under the other Finance Documents and in respect of its obligations under the other Finance Documents to which it is a party. Such Obligor shall be deemed a retiring guarantor (in such capacity, a "Retiring Guarantor") and shall, upon the date set forth in such written approval, cease to be an Obligor hereunder and shall be released from its obligations hereunder and under the other Finance Documents to which it is a party.

(b)	On the date such Retiring Guarantor ceases to be an Obligor:
(i)
that Retiring Guarantor is released by each other Obligor from any liability (whether past, present or future and whether actual or contingent) to make a contribution to any other Obligor arising by reason of the performance by any other Obligor of its obligations under the Finance Documents; and

(ii)	each other Obligor waives any rights it may have by reason of the performance of its obligations under the Finance Documents to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under any Finance Document or of any other Security Interest taken pursuant to, or in connection with, any Finance Document where such rights or Security Interest are granted by or in relation to the assets of the Retiring Guarantor.
7.17	Keepwell.
Each Obligor which is a Qualified ECP Guarantor hereby jointly and severally absolutely, unconditionally and irrevocably undertakes to provide such funds or other support as may be needed from time to time by each other Obligor to honor all of its obligations under this guarantee in respect of Swap Obligations (provided that each Obligor shall only be liable under this Section 7.17 for the maximum amount of such liability that can be hereby incurred without rendering its obligations under this Section 7.17, or otherwise under this guarantee, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). The obligations of each Obligor under this Section 7.17 shall remain in full force and effect until such Obligor is released pursuant to Section 7.16. Each Obligor intends that this Section 7.17 constitute, and this Section 7.17 shall be deemed to constitute, a "keepwell, support, or other agreement" for the benefit of each other Obligor for all purposes of Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.
8.	Provisions Applicable to Facilities Generally
8.1	Designation of Documents
By their execution of this Agreement (or joinder hereto) the Parties designate each New Finance Document relevant to an Existing Facility or the Guarantee Facility as a "Finance Document" for the purposes of, and as defined in, the Existing Facility Agreement in respect of that Existing Facility (or the Existing Guarantee Facility Agreement in respect of the Guarantee Facility) and the definition of "Finance Document" in each Existing Facility Agreement and the Existing Guarantee Facility Agreement is amended accordingly.
8.2	This Agreement Prevails and Overrides the Existing Facility Agreements and the Existing Guarantee Facility Agreement
To the maximum extent permitted by applicable law:
(a)	save to the extent amended by this Agreement and the other New Finance Documents, the Existing Finance Documents remain in full force and effect;
(b)	in the event of any inconsistency or conflict between this Agreement and any other Finance Document (if applicable), this Agreement will prevail; and
(c)	neither the entry into the New Finance Documents nor any action required to be taken by an Obligor pursuant to the New Finance Documents shall constitute a breach of any Existing Finance Document.
For the avoidance of doubt, to the extent that a provision of an Existing Facility Agreement or the Existing Guarantee Facility Agreement requires:
(i)
an approval or consent in respect of a particular matter (relating solely to any Specified Provision or any Transaction Security (or any asset covered thereby)) to be given by a specified person or persons and a corresponding provision in this

Agreement requires such approval or consent to be given by a different person or persons, the provisions of this Agreement shall prevail such that the approval or consent of the person or persons specified in the relevant provision of this Agreement shall also satisfy the approval or consent requirement contained in the corresponding provision in such Existing Facility Agreement or the Existing Guarantee Facility Agreement;
(ii)
a document or other evidence (relating solely to any Specified Provision or any Transaction Security (or any asset covered thereby)) to be in form and substance satisfactory to a specified person or persons and a corresponding provision in this Agreement requires such document or other evidence to be in form and substance satisfactory to a different person or persons, the provisions of this Agreement shall prevail such that the satisfaction of the person or persons specified in the relevant provision of this Agreement shall also satisfy the requirement contained in the corresponding provision in such Existing Facility Agreement or the Existing Guarantee Facility Agreement;

(iii)
a communication or document (relating solely to any Specified Provision or any Transaction Security (or any asset covered thereby)) to be delivered by or to a specified person or persons and a corresponding provision in this Agreement requires such communication or document to be delivered by or to a different person or persons, the provisions of this Agreement shall prevail such that the delivery of such communication or document by or to the person or persons specified in the relevant provision of this Agreement shall also satisfy the delivery requirement contained in the corresponding provision in such Existing Facility Agreement or the Existing Guarantee Facility Agreement; and

(iv)
any representation, covenant or other provision, not expressly within any Specified Provision (unless determined by the Administrative Agent to be an incorporation by reference or substantially complete repetition of any Specified Provision), which is in addition to (and not in direct conflict with) the provisions of this Agreement shall not, solely as a result of being additional, be deemed inconsistent herewith;

provided that, notwithstanding the foregoing in no event shall any Existing Security Agent or Facility Representative be obligated to execute any agreement in its individual capacity, incur any liability (in its reasonable judgment) or suffer the loss of any indemnity without such person's prior consent.
8.3	The Guarantee Facility Agreement
(a)
For the avoidance of doubt, no change shall be made to the payments of interest, commission fees or amortization (as applicable) under the BNDES Loan Agreement or Guarantee Facility Agreement or to the maturity date thereunder.  Interest and amortization payments shall be made at the times specified in such agreements from the Current Accounts.

(b)
On or prior to the expiration of the guarantee provided in connection with the Guarantee Facility Agreement, DVB Bank SE will extend the First Demand Guarantee (as defined in the Existing Guarantee Facility Agreement) until the Final Maturity Date, subject to no Potential Event of Default or Event of Default having occurred (that is unrelated to the non-renewal of the First Demand Guarantee (as defined in the Existing Guarantee Facility Agreement)), under the BNDES Loan Agreement and the Amended Guarantee

Facility Agreement and terms of such extended guarantee to be no less favorable to the Issuing Bank under such renewal  than the terms applicable to the Amended Guarantee Facility Agreement.
8.4	Consent & Waiver
Each Lender and each Existing Security Holder hereby consents to the creation and amendment of Security Interest under the New Transaction Security Documents including Security Interests over those assets which may already be subject to Security Interests in its favor under the Existing Finance Documents and waives any breach of any Existing Finance Document which arises or may arise from the creation or amendment of Security Interests under the New Finance Documents.
9.	Agreements in Relation to Existing Finance Documents
9.1	Terming out of Existing Facility Loans
With effect from the Effective Date, each Original Lender and Obligor acknowledges that the final maturity date for each Existing Facility Loan under any Existing Facility Agreement is automatically amended to the Final Maturity Date. For the avoidance of doubt, this Section 9.1 shall not apply to the Existing Guarantee Facility Agreement.
9.2	Automatic Cancellation of Unutilized Commitments under Existing Facilities
Any commitment under any Existing Facilities that has not been utilized as at close of business on the Effective Date shall be cancelled with effect from the Effective Date and the commitment of each Lender under such Existing Facilities shall be reduced ratably. For the avoidance of doubt, this Section 9.2 shall not apply to the Existing Guarantee Facility Agreement.
9.3	No reinstatement of Unutilized Commitments under Existing Facilities
No part of any commitment under the Existing Facilities cancelled under this Agreement may be subsequently reinstated. For the avoidance of doubt, this Section 9.3 shall not apply to the Existing Guarantee Facility Agreement.
9.4	Repayment of Existing Facilities and Repricing
(a)
As of the Effective Date (after giving effect to the payments made on such date), the principal amount of Existing Facility Loans outstanding shall be as set out in Part 2 of Schedule 1 (The Parties) and all parties hereto agree that no request for Utilization shall be required to be delivered in respect of such Existing Facility Loans.

(b)	With effect from the Effective Date, each Original Lender and Obligor acknowledges and agrees that:
(i)
its Exposure in respect of each Existing Facility Loan as of the Effective Date under the related Existing Facility Agreement (after giving effect to the payments made on the Effective Date) to which it is a party shall be payable on the following dates and in the respective amounts set forth opposite such dates (as adjusted to reflect any prepayments thereof in accordance with the applicable Sections of this Agreement, including the Free Cash Flow Sweep and the Excess Cash Sweep), with the remaining balance payable on the Final Maturity Date.

Date	Amount
The last Business Day of each Fiscal Quarter of the Company ending after the Effective Date and on or prior to the third anniversary of the Effective Date
As to an Existing Facility Loan, 1.25% of the aggregate principal amount of each Original Lender's Exposure in respect of such Existing Facility Loan (after giving effect to the payments made on the Effective Date) under the related Existing Facility Agreement as of the Effective Date

The last Business Day of each Fiscal Quarters of the Company ending after the third anniversary of the Effective Date and on or prior to the fifth anniversary of the Effective Date
As to an Existing Facility Loan, 1.875% of the aggregate principal amount of each Original Lender's Exposure in respect of such Existing Facility Loan (after giving effect to the payments made on the Effective Date) under the related Existing Facility Agreement as of the Effective Date

The last Business Day of each Fiscal Quarter of the Company ending after the fifth anniversary of the Effective Date
As to an Existing Facility Loan, 2.50% of the aggregate principal amount of each Original Lender's Exposure in respect of such Existing Facility Loan (after giving effect to the payments made on the Effective Date) under the related Existing Facility Agreement as of the Effective Date

(ii)
upon and with effect from the Effective Date, the Applicable Margin shall apply in place of the original stipulated margins in each Existing Facility Agreement and shall be calculated and paid pursuant to Section 15 (Interest), and Section 15 (Interest) shall replace any provisions in any Existing Facility Agreement in relation to the calculation, payment, or notification of interest, interest periods and/or default interest.

(c)	All Parties acknowledge and agree that:
(i)	the Existing Facility Agreements are hereby amended in accordance with paragraphs (a)(i) and (a)(ii) above; and
(ii)	each of the transactions enumerated in paragraphs (a)(i) and (a)(ii) above shall be effected simultaneously on the Effective Date.
(d)	For the avoidance of doubt, this Section 9.4 shall not apply to the Guarantee Facility Agreement.

9.5	Limited Waiver
Each Party agrees and confirms that with effect on and from the Effective Date:
(a)
all Potential Events of Default and Events of Default existing prior to the Effective Date under any of the Existing Finance Documents are hereby irrevocably waived, save for any Potential Event of Default or Event of Default that, but for the foregoing waiver, arises or has arisen:

(i)	as a result of any representations made or deemed to be made (in accordance with the terms hereof) on the Effective Date being incorrect or misleading when so made or deemed to be made; or
(ii)	as a result of any breach of the provisions of this Agreement, any Amended Facility Agreement, the Amended Guarantee Facility Agreement, or other Finance Document on or after the Effective Date; and
(b)	any notice of default or acceleration delivered under and pursuant to an Existing Finance Document prior to the Effective Date is hereby terminated, cancelled and rescinded.
9.6	Replacement of Specific Provisions
With effect on and from the Effective Date each of the Parties under the Existing Facilities and the Guarantee Facility confirms, consents and acknowledges that in relation to the Existing Finance Documents which relate to an Existing Facility or the Guarantee Facility:
(a)
the effectiveness and application of the following provisions as between the parties to the relevant Existing Facility or Guarantee Facility are suspended and, where specified below, replaced with the following relevant provisions:

(i)	the Specified Increased Costs Provisions are replaced with the Agreed Increased Costs Section;
(ii)	the Specified Representations and Warranties are replaced with the Agreed Representations;
(iii)	the Specified Affirmative Undertakings are replaced with the Agreed Affirmative Undertakings;
(iv)	the Specified Negative Undertakings are replaced with the Agreed Negative Undertakings;
(v)	the Specified Financial Covenants are replaced with the Agreed Financial Covenants;
(vi)	the Specified Ship and Insurance Undertakings are replaced with the Agreed Insurance and Ship Covenants;
(vii)	the Specified Events of Default are replaced with the Agreed Events of Default;
(viii)	the Specified Cash Management Provisions are replaced with the provisions of Section 12 (Cash Management);
(ix)	the Specified Mandatory Prepayment Provisions are replaced with the provisions of Section 13 (Mandatory Prepayments under Facility Agreements);

(x)	(without limiting the generality of paragraph (a)(ix) above) each Specified Illegality Section is replaced with the provisions of Section 13.1 (Illegality);
(xi)	each Specified Amendment Section is replaced with the full provisions of Section 31 (Amendments and Waivers); and
(xii)	each Specified Lender Assignment and Transfer Section is replaced with the provisions of Section 22 (Changes to the Lenders),
(b)
so that each Existing Finance Document shall be read and construed for all purposes as having incorporated the provisions referred to above, in each case with such amendments to defined terms or other provisions of any Existing Finance Document required to be made in any Existing Finance Document being deemed to be so made;

(c)
the effectiveness and application as between the parties to the relevant Existing Facility or Guarantee Facility of each Specified Guarantor Release Restriction Section is suspended and the provisions of Section 23 (Changes to the Obligors) will replace any provisions in the Existing Finance Documents relating to the release of Obligors (with such amendments to defined terms required to be made being deemed to be so made);

(d)
the Specified Acceleration Sections are amended by providing that the ability of any Lender and (in respect of an Existing Facility or Guarantee Facility) any Facility Representative, as the case may be, under an Existing Finance Document to exercise its rights under any such clause is expressly subject to prior authorization under the terms of Section 24 (Acceleration of Loan) of Schedule 10 (Agreed Events of Default) of this Agreement;

(e)	the definition of "Business Day" in each Existing Finance Document is amended to conform to the "Business Day" definition in this Agreement;
Notwithstanding paragraph (d) above, nothing in this Agreement shall prevent any Lender from making demand, suing or proving, in each case, where Insolvency Proceedings have commenced in respect of any Obligor where such Insolvency Proceedings have occurred due to the action of any persons other than such Lender, to the extent necessary to protect its rights in such circumstances provided that in so making such demand, suing or proving and in applying any payments following therefrom, it acts in accordance with Section 10.3 (Application of Proceeds).
9.7	Other Agreements in Relation to Transfers and Assignments
With effect from the Effective Date, in connection with each Existing Facility and the Guarantee Facility:
(a)
in respect of any Existing Finance Documents under which the consent of (or consultation with) any Obligor is required in order for a Lender under such Existing Finance Document to transfer, assign or enter into a participation or sub-participation in respect of any of its rights or obligations under such Existing Finance Documents, by executing this Agreement the relevant Obligor will be deemed to have given its consent to any transfer, assignment or sub-participation by any Lender under such Existing Finance Document (or, as the case may be, the relevant Lender will be deemed to have satisfied any applicable consultation requirement) subject to Section 22 (Changes to the Lenders); and

(b)	notwithstanding anything to the contrary in the Existing Finance Documents relating to that Existing Facility or the Guarantee Facility, there shall be no restriction as to the identity (or amount) of any transferee, assignee, participant or sub-participant of any rights or obligations of any of the Lenders under any Existing Facility or the Guarantee Facility (but without prejudice to the requirements of Section 22 (Changes to the Lenders)).
9.8	Direction to the Facility Representatives and Existing Security Agents
Each of the Lenders with any Exposure under any Existing Facility Agreement and the Existing Guarantee Facility Agreement hereby:
(a)
confirms that it consents to the amendments, deletions, variations, modifications, suspensions and waivers of the Existing Finance Documents provided for in this Agreement and instructs the Facility Representative and Existing Security Agents (if applicable) in relation to that Existing Facility Agreement or the Existing Guarantee Facility Agreement, as applicable, to execute this Agreement for the purpose of effecting those amendments, deletions, variations, modifications and waivers on their behalf;

(b)
agrees not to give an instruction to a Facility Representative or Existing Security Agent (if applicable) under an Existing Finance Document that conflicts with the terms of the New Finance Documents; and

(c)
directs the Facility Representative and Existing Security Agent (if applicable) in relation to an Existing Facility Agreement to act in accordance with the Existing Finance Documents for that Existing Facility or Guarantee Facility, as applicable, as the same have been amended, suspended, varied, modified, overridden, replaced, supplemented and/or waived by the terms of this Agreement and the other New Finance Documents.

9.9	Acknowledgement of Facility Representatives and Existing Security Agents under Existing Finance Documents
(a)
Each Facility Representative and Existing Security Agent in relation to an Existing Facility or the Guarantee Facility is executing this Agreement for the purpose of effecting the amendments, variations, modifications, replacements, supplements, suspensions and waivers specified in this Agreement and acknowledges that it will act in accordance with the directions and instructions provided for in Section 9.8 (Direction to the Facility Representatives and Existing Security Agents) above.

(b)
For the avoidance of doubt, save to the extent expressly adjusted pursuant to this Agreement, the terms of appointment of any Facility Representative or Existing Security Agent under any Existing Finance Document remain in full force and effect and continue to regulate the actions of each relevant Facility Representative and Existing Security Agent.

9.10	Most Favored Lender
Each Party shall ensure that except as set out in the Finance Documents on the Effective Date, no Finance Party with respect to any Existing Facility or the Guarantee Facility (the "Relevant Facility") shall have the benefit of any guarantee, preference, financial reporting requirements, representation, warranty, covenant, undertaking or event of default (howsoever described) unless the parties to each Existing Facility and the Guarantee Facility have offered in advance to amend the Finance Documents (and if required by any Finance Party, the Finance Documents shall be amended), so that the relevant terms of each Existing Facility and the Guarantee Facility are at least as restrictive and extensive as those of the Relevant Facility.

9.11	Force Majeure
Notwithstanding anything to the contrary in this Agreement, no Agent shall in any event be liable for any failure or delay in the performance of its obligations hereunder if it is prevented from so performing its obligations by any circumstances beyond the control of such Agent, including without limitation, existing or future law or regulation, any existing or future act of governmental authority, Act of God, flood, war whether declared or undeclared, terrorism, riot, rebellion, civil commotion, strike, lockout, other industrial action, general failure of electricity or other supply, aircraft collision, technical failure, accidental or mechanical or electrical breakdown, computer failure or failure of any money transmission system.
10.	Transaction Security – Priority and Application of Proceeds
10.1	Transaction Security
Each of the Parties hereby agrees, consents to and acknowledges that pursuant to the Transaction Security Documents:
(a)	Guarantees and Security Interests for the benefit of each individual Existing Facility or the Guarantee Facility only:
as of the Effective Date, with respect to each relevant Existing Facility or Guarantee Facility, the Obligors shall ensure that each Additional Obligor (other than Holdings, Boise Trading, Inc., Hanford Shipping, Inc., UP UK, Topazio and Agriex):
(i)	enters into and delivers a Guarantee or provides a guarantee pursuant to Section 7 (Guarantee) with respect to the relevant Amended Facility Agreements or Amended Guarantee Facility Agreement; and
(ii)
grants a Security Interest by entering into and delivering the New Transaction Security Documents set forth in Section 2 of Part 2 (New Transaction Security) of Schedule 5 (Transaction Security and Guarantees) to which such Additional Obligor is a party, in each case in favor of the applicable Facility Representatives and applicable Existing Security Holders with respect to such Existing Facility or Guarantee Facility;
(b)	Guarantees and Security Interests for the benefit of all Existing Facilities:
as of the Effective Date, with respect to all Existing Facilities and the Guarantee Facility, each Obligor shall ensure that Holdings, Boise Trading, Inc., Hanford Shipping, Inc., UP UK, Topazio and Agriex:
(i)	provides a guarantee pursuant to Section 7 (Guarantee); and
(ii)
grants a Security Interest by entering into and delivering the New Transaction Security Documents set forth in Section 1 of Part 2 (New Transaction Security) of Schedule 5 (Transaction Security and Guarantees) to which such Additional Obligor is a party, in each case in favor of all of the Administrative Agent and Common Security Agent with respect to all Existing Facilities and the Guarantee Facility.
(c)	Future Subsidiary Obligors

After the Effective Date, any Future Subsidiary Obligors shall comply with Section 23.2 (Changes to the Obligors) and execute and deliver an Accession Agreement, and Transaction Security Document (including any Control Agreement) which are required by the Administrative Agent to be executed by the proposed Additional Obligor along with any notices or documents required to be given or executed under the terms of those Transaction Security Documents.
10.2	Transaction Security Perfection
Each of the Obligors agrees to take all action that the Administrative Agent, the Common Security Agent, an Existing Security Agent, a Facility Representative, an Existing Security Holder or any Lender may reasonably request to perfect and protect the New Transaction Security and to maintain and perfect the Existing Transaction Security (subject to any amendment or release of Security Interest or guarantees pursuant to the New Finance Documents) for the benefit of the relevant Finance Parties, including, without limitation, executing and delivering such documents, instruments and financing statements, providing such notices and assents of third parties, obtaining such governmental authorizations and providing such other instruments and documents in recordable form in each case as the Administrative Agent, the Common Security Agent, an Existing Security Agent, a Facility Representative, an Existing Security Holder or any Lender may reasonably request.
10.3	Application of Proceeds
(a)
All amounts from time to time received or recovered by the Security Agents in connection with the realization or enforcement of all or any part of the Transaction Security (other than any Transaction Security relating solely to the BNDES Loan Agreement or Existing Guarantee Facility Agreement) shall be held by the relevant Security Agent on trust to apply them to the extent permitted by applicable law (and subject to the provisions of this Section 10.3 and Section 13.3 (Application of Free Cash Flow of Ships), in the following order of priority:

(i)
first, in discharging costs, expenses, fees or other sums of a similar nature owing to the relevant Security Agent in connection with any realization or enforcement of the Transaction Security taken in accordance with the terms of this Agreement;

(ii)
second, in payment of all costs and expenses incurred by any other Finance Party in connection with any realization or enforcement of the Transaction Security taken in accordance with the terms of this Agreement or any action taken;

(iii)
third, in payment to the Administrative Agent or the relevant Facility Representative on its own behalf and on behalf of the other applicable Finance Parties for application (in accordance with the terms of the relevant Existing Facility Agreement or Existing Facility Agreements) towards the discharge of the outstanding principal balances under the relevant Amended Facility Agreement or relevant Amended Facility Agreements ratably (based on the aggregate amount of principal outstanding across such Facilities) as of the date such cash is paid to the relevant Agent; and

(iv)	fourth, in payment to the Administrative Agent or the relevant Facility Representative on its own behalf and on behalf of the other applicable Finance Parties for application (in accordance with the terms of the relevant Existing Facility Agreement or Existing Facility Agreements) towards of all other amounts due but unpaid under the relevant Amended Facility Agreement or relevant Amended Facility Agreements secured by such Transaction Security ratably (based on the aggregate amount of such outstanding amounts across such Facilities) as of the date such cash is paid to the relevant Agent.
(b)
All amounts from time to time received or recovered by the Common Security Agent in connection with the realization or enforcement of all or any part of the Transaction Security granted in favor of the Common Security Agent for the benefit of all Finance Parties shall be held by the Common Security Agent on trust to apply them to the extent permitted by applicable law (and subject to the provisions of this Section 10.3 and Section 13.3 (Application of Free Cash Flow of Ships)), in the following order of priority:

(i)
first, in discharging costs, expenses, fees or other sums of a similar nature owing to the Common Security Agent in connection with any realization or enforcement of the Transaction Security taken in accordance with the terms of this Agreement;

(ii)
second, in payment of all costs and expenses incurred by any other Finance Party in connection with any realization or enforcement of the Transaction Security taken in accordance with the terms of this Agreement or any action taken at the request of the Administrative Agent;

(iii)
third, in payment to the Common Security Agent on its own behalf and on behalf of the other Finance Parties for application towards the discharge of the outstanding principal balances under the Amended Facility Agreements and Amended Guarantee Facility Agreement ratably (based on the aggregate amount of principal outstanding across all Facilities) as of the date such cash is paid to the Administrative Agent; and

(iv)
fourth, in payment to the Common Security Agent on its own behalf and on behalf of the other Finance Parties for application towards payment of any other amounts due but unpaid under the Amended Facility Agreements and Amended Guarantee Facility Agreement ratably (based on the aggregate amount of such outstanding amounts across all Facilities) as of the date such cash is paid to the Administrative Agent.

10.4	Deficiency Claims
(a)
In the event that (x) the Common Security Agent or any other Security Agent exercises foreclosure rights and consummates a foreclosure sale (or receives, or an Offshore Entity receives, insurance proceeds and condemnation awards) or (y) the Common Security Agent or any other Security Agent or any Offshore Entity receives insurance proceeds from a Total Loss or any other disposition in violation of this Agreement, the Amended Facility Agreements, in each case, in respect of any Ship (which shall not include UP OPAL or UP RUBI for purposes of this covenant) (or 100% of the Equity Interests of the Offshore Entity which owns such Ship), the proceeds of such sale (or such proceeds) shall be applied promptly to the extent proceeds are received by an Agent or within one Business Day of receipt of such proceeds by an Offshore Entity to the extent attributable to such Ship in the following order of priority: (i) an amount equal to fees and expenses in connection with such sale, if any, and any Agents Fees and Expenses of any Agent, (ii) an amount up to the amount of principal and other amounts due under the Amended Facility Agreement, the obligations in respect of which the sold Ship secured, to the Agent or Agents for such Amended Facility Agreement for the permanent reduction of principal, with such payments to be applied ratably based on the Allocated Loan Amounts for such Ship in inverse order of maturity under the Amended Facility Agreements against the Allocated Loan Amount for such Ship (and with respect to Ships with first lien, second lien and/or third lien priority claims, to repay such indebtedness in the order of priority), (iii) an amount up to the amount of principal and other amounts due under the Amended Facility Agreement the obligations in respect of which the sold Ship secured that were not otherwise paid pursuant to (ii) above, to the Agent or Agents for such Amended Facility Agreements for the permanent reduction of principal, with such payments to be applied ratably (based on the aggregate amount of principal outstanding across all such Amended Facility Agreements) with such payments applied within such Amended Facility Agreements in inverse order of maturity (and with respect to Ships with first lien, second lien and/or third lien priority claims, in the order of priority), (iv) to the Agents to be applied as a prepayment of the outstanding principal balances under the Amended Facility Agreements (including any Deficiency Claims) and the Amended Guarantee Facility Agreement ratably (based on the aggregate amount of principal outstanding across all Facilities), with such payments applied within such Facilities in inverse order of maturity and (v) to the Agents to be applied as a payment of any other amounts due but unpaid under the Amended Facility Agreements (including any Deficiency Claims) and the Amended Guarantee Facility Agreement ratably (based on the aggregate amount of such outstanding amounts across all Existing Facilities and the Guarantee Facility). For the avoidance of doubt, any sale of a Ship (other than UP OPAL or UP RUBI) or 100% of Equity interest in the Offshore Entity which owns such Ship other than as described in clause (i) or (ii) above shall be applied as set forth in Section 10.3 (Application of Proceeds) or Section 1.19 of Part 2 (Negative Covenants) of Schedule 7 (Agreed Affirmative and Negative Undertakings), as applicable.
(b)
To the extent that all Ships (other than UP OPAL or UP RUBI) securing the Liabilities under an Amended Facility Agreement have been sold or subject to a Total Loss or other disposition and the proceeds of any such sale, Total Loss or other disposition are insufficient to satisfy principal and other amounts outstanding under such Amended Facility Agreement, the outstanding principal amount under such Amended Facility Agreement on such date shall represent a claim (together with an UP RUBI Deficiency Claim, a "Deficiency Claim") and shall be entitled to be paid (i) to the extent provided in clause (a) above and paragraphs (a)(ii) and (b) of Section 13.3 (Application of Free Cash Flow of Ships), and (ii) as otherwise expressly provided for in this Agreement in connection with payments of principal of all Facilities. For the avoidance of doubt, no Deficiency Claim with respect to Liabilities under an Amended Facility Agreement shall be created if any Liabilities under such Amended Facility Agreement remains secured by a Ship (other than UP OPAL).

(c)
With respect to a foreclosure sale (or receipt of insurance proceeds and condemnation awards) of UP RUBI (or 100% of the Equity Interests in the Offshore Entity which owns UP RUBI), the proceeds of such sale (or such proceeds) shall be applied promptly to the extent proceeds are received by an Agent or within one Business Day of receipt of such proceeds by an Offshore Entity, to the extent attributable to UP RUBI in the following order of priority:

(i)	first, an amount equal to fees and expenses in connection with such sale,
(ii)	second (and, for the avoidance of doubt, only after (i) occurs), all amounts necessary to repay the outstanding principal balance under the BNDES Loan Agreement and any other finance documents related thereto, and any other amounts outstanding thereunder as of the date of disposition (including, without limitation, any amounts due with respect to the early repayment of the BNDES Loan Agreement, as applicable) (the "BNDES Obligations");
(iii)
third (and, for the avoidance of doubt, only after (ii) occurs), all amounts due and owing under the Guarantee Facility Agreement (as amended) and any other Finance Documents related thereto, and any other amounts outstanding thereunder as of the date of disposition (including, without limitation, any outstanding amounts constituting (x) First Demand Guarantee Commission Fees (and accrued default interest thereon, if applicable) and (y) any First Demand Guarantee Settlement Amount paid to the Beneficiary and any interest accrued thereon (in each case as defined in the Guarantee Facility Agreement)) (the "Guarantee Facility Obligations");

(iv)
fourth (and, for the avoidance of doubt, only after (iii) occurs) all amounts necessary to cover any Operating Expense Shortfalls, if applicable, in respect of UP RUBI as of the date of such foreclosure sale;

(v)
fifth (and, for the avoidance of doubt, only after (iv) occurs), to the Agents to be applied as a prepayment of the outstanding principal balances under the Amended Facility Agreements (including any Deficiency Claims) and Amended Guarantee Facility Agreement ratably (based on the aggregate amount of principal outstanding across all Existing Facilities and the Guarantee Facility), with such payments applied to Loans within such Facilities in inverse order of maturity; and

(vi)
sixth (and, for the avoidance of doubt, only after (v) occurs), to the Agents to be applied as a payment of any other amounts due but unpaid under the Amended Facility Agreements (including any Deficiency Claims) and Amended Guarantee Facility Agreement ratably (based on the aggregate amount of such outstanding amounts across all Existing Facilities and the Guarantee Facility).

(d)
With respect to a foreclosure sale (or receipt of insurance proceeds and condemnation awards) of UP OPAL, the proceeds of such sale (or such proceeds) shall be applied as set forth under Section 10.3(b) as if it is an amount received by the Common Security Agent in connection with enforcement.

11.	Reserved
12.	Cash Management
12.1	Deposit Accounts
(a)	On and after the Effective Date, the Obligors shall at all times maintain the following accounts:
(i)
One or more deposit accounts into which Earnings of each Ship and any other amounts paid in respect of each Ship shall be paid (each such account, a "Current Account"), which Current Accounts shall be denominated in U.S. dollars, in Brazilian reais or any other currency reasonably acceptable to the Administrative Agent and shall be used solely for the purposes of paying Operating Expenses in respect of the Ships, Direct Overhead Expenses and distributions to the Free Cash Flow Concentration Accounts or Master Concentration Account, as applicable;
(ii)
a deposit account in the name of Holdings in the United States at the Administrative Agent (or another financial institution acceptable to the Agents) (the "Minimum Liquidity Account") which shall be separate from the Current Accounts, denominated in U.S. dollars and shall be used solely for the purposes of complying with Minimum Liquidity Covenant;

(iii)
a deposit account in the name of Holdings in the United States at the Administrative Agent (or another financial institution acceptable to the Agents) (the "USD Free Cash Flow Concentration Account") which shall be separate from the Current Accounts and the Minimum Liquidity Account, denominated in U.S. dollars and shall be used solely for the purposes described in this Section 12;

(iv)
a deposit account maintained by Holdings at the Administrative Agent (or another financial institution acceptable to the Agents) (the "BR Free Cash Flow Concentration Account") which shall be separate from the Current Accounts and the Minimum Liquidity Account, denominated in Brazilian reais and shall be used solely for the purposes described in this Section 12; and

(v)
a deposit account maintained by Holdings in the United States at the Administrative Agent (or another financial institution acceptable to the Agents) (the "Master Concentration Account" and, together with the Current Accounts, the Minimum Liquidity Accounts and the Free Cash Flow Concentration Account, the "Deposit Accounts"), which shall be separate from the Current Accounts, the Free Cash Flow Concentration Accounts and the Minimum Liquidity Account and which shall be used solely for the purposes described in this Section 12.

(b)
None of Holdings or any other Obligor shall on or after the Effective Date be permitted to open or maintain any deposit or securities account other than the Deposit Accounts set forth in paragraph (a) above and the Schedule delivered pursuant to Section 5(e) in Part 2 of Schedule 2 (Conditions Precedent).

12.2	Control Agreements
(a)
On or prior to the Effective Date, UP Offshore Bahamas and Holdings shall have (i) executed and delivered (and shall have caused each of their subsidiaries with a Deposit Account to have executed and delivered) to the Common Security Agent, New Transaction Security relating to each Deposit Account and control agreements or instruments of equivalent effect in each non-U.S. jurisdiction in form and substance satisfactory to the Administrative Agent (each, a "Control Agreement") which Control Agreements shall establish "control" (within the meaning of the UCC or other relevant law) or perfection of the underlying security interest (in the case of each non-U.S. jurisdiction) and shall be in form and substance reasonably acceptable to the Agents and (ii) used its best efforts to cause each financial institution at which any Deposit Account is maintained to have executed and delivered such Control Agreements in respect of each Deposit Account (it being understood that if such financial institution shall not have executed and delivered such Control Agreement within 30 days after the Effective Date (which date may be extended by up to 30 days in the reasonable discretion of the Common Agent or such longer period as may be reasonably acceptable to the Required

Lenders (as defined below)), the Offshore Entities will move the applicable Deposit Account from such financial institution to the Common Agent or another financial institution reasonably acceptable to the Common Agent which will execute a Control Agreement).
(b)
At all times on and after the Effective Date, each Deposit Account shall be (i) maintained in the name of an Obligor, (ii) located at one of the Agents, the Common Security Agent or at another financial institution reasonably acceptable to the Administrative Agent, (iii) located in the United States, Brazil and any other jurisdiction reasonably acceptable to the Administrative Agent and (iv) subject to a first priority perfected lien in favor of the Common Security Agent and, other than as permitted under clause (a)(ii) above, be subject to a Control Agreement.  To the extent that any security interests exist prior to the Effective Date in favor of any of the Agents under the Existing Facility Agreements or the Existing Guarantee Facility Agreement, each of the Parties agrees that such security interests shall be released and replaced with New Transaction Security containing a Security Interest in favor of the Common Security Agent.

(c)
At all times on and after the Effective Date, the Deposit Accounts shall hold all cash or cash equivalents owned by the Obligors and all Earnings and proceeds of insurances (or any other amounts paid in respect of the Ships) shall be held in a Deposit Account except as otherwise expressly permitted or provided for in this Agreement.

(d)
At all times on and after the Effective Date, all Deposit Accounts shall be denominated in reais or U.S. dollars, unless the Administrative Agent agrees otherwise in its reasonable discretion or as permitted below for Current Accounts. All Deposit Accounts other than the Current Accounts and the BR Free Cash Flow Concentration Account shall be required to be located in the United States and denominated in U.S. dollars. To the extent that any Deposit Accounts maintained by the Offshore Entities are denominated in any currency other than reais, U.S. dollars, or any other currency reasonably agreed by the Administrative Agent (i) prior to the Effective Date, any remaining amounts in excess of the equivalent in such currencies of $1,000,000 in such accounts shall be transferred into a U.S. dollar-denominated Current Account or the Minimum Liquidity Account (after conversion of such deposits to U.S. dollars at the FX Spot Rate) and (ii) after the Effective Date, the average daily balance in all such accounts of such other currencies shall not exceed $1,000,000 in the aggregate for all such Current Accounts.

12.3	Payments of Operating Expenses from Current Accounts
(a)
From and after the Effective Date, during any period each Offshore Entity shall pay from its Current Accounts, the Operating Expenses in respect of the Ships and Direct Overhead Expenses in full when due under the applicable contracts during such period.

(b)
In the event that (i) there are the Operating Expense Shortfalls in respect of UP OPAL or (ii) at any time after the date which is three years after the Effective Date, there are Operating Expense Shortfalls in respect of UP RUBI, in each case, for a period of 6 consecutive months (which period may be extended subject to the terms set forth in clause (c) below), no payments shall be permitted to be made from the Current Accounts for Operating Expenses of UP OPAL or UP RUBI, as applicable, without the consent of the Administrative Agent.

(c)	In connection with any request by the Company (i) pursuant to Section 17 (Relocation and Reflagging) of Part 2 (Ship Covenants)

of Schedule 9 (Agreed Insurance and Ship Covenants), (ii) in respect of UP OPAL pursuant to Section 10 of Part 2 (Ship Covenants) of Schedule 9 (Agreed Insurance and Ship Covenants), or (iii) in respect of UP RUBI pursuant to Section 11 of Part 2 (Ship Covenants) of Schedule 9 (Agreed Insurance and Ship Covenants) (which extensions may be granted in the Agents reasonable discretion), any such request shall be accompanied by any certifications from an authorized and responsible officer requested by the Agents in their reasonable discretion.
12.4	Payment of UPO Overhead Expenses
(a)
In each Fiscal Quarter commencing after the Effective Date, immediately prior to the distribution of cash from the Free Cash Flow Concentration Accounts pursuant to the Payment Waterfall, so long as no Event of Default has occurred and is continuing at such time, Holdings may pay, for the prior Fiscal Quarter in arrears, the amount of UPO Overhead Expenses and Severance Costs due and payable from the Current Accounts if the sum of all cash in the Current Accounts, the Minimum Liquidity Account and the Free Cash Flow Concentration Accounts on the last day of the immediately preceding Fiscal Quarter equals at least $5,500,000 (the "Overhead Expenses Payment Threshold") and only in an amount equal to the excess on the last day of the immediately preceding Fiscal Quarter over the Overhead Expenses Payment Threshold in the Current Accounts, the Free Cash Flow Concentration Accounts and the Minimum Liquidity Account and not to exceed (i) in the case of UPO Overhead Expenses, the lesser of (A) the actual UPO Overhead Expenses and (B) the UPO Overhead Expenses Cap (as determined in accordance with the Cash Flow and Overhead Expenses Report and, for the avoidance of doubt, less the amount of UPO Overhead Expenses paid previously in respect of prior Fiscal Quarters in the same Fiscal Year as such immediately prior Fiscal Quarter) and (ii) in the case of Severance Costs, the lesser of (A) the actual Severance Costs and (B) $650,000 (for the avoidance of doubt, less any prior Severance Costs paid); provided, further, that for purposes of determining whether the Overhead Expenses Payment Threshold has been satisfied, amounts in currencies other than U.S. dollars will be included based on a conversion value in U.S. dollars using the FX Spot Rate on the last day of the immediately preceding Fiscal Quarter.

(b)
If the funds in the Current Accounts are insufficient to pay the full amount of UPO Overhead Expenses and Severance Costs in any Fiscal Quarter, such unpaid UPO Overhead Expenses and Severance Costs (the "Deferred UPO Overhead Expenses") shall be paid in subsequent Fiscal Quarters from the Current Accounts to the extent (i) such amounts would be permitted to be paid in accordance with the requirements set forth above in the Fiscal Quarter in which such UPO Overhead Expense was incurred. For the avoidance of doubt, this shall not increase the UPO Overhead Expenses Cap for UPO Overhead Expenses incurred during such subsequent Fiscal Quarter. No default under the Allocation Agreement shall arise as a result of Deferred UPO Overhead Expenses and no interest shall accrue on any Deferred UPO Overhead Expenses and the Allocation Agreement shall expressly so provide.

(c)
For the avoidance of doubt, any amounts in respect of Corporate Services (other than Severance Costs) paid to Ultrapetrol or any other entity (other than an Offshore Entity) by an Offshore Entity prior to the Effective Date but on or after the beginning of the fiscal year in which the Effective Date occurs shall be included in calculating the UPO Overhead Expenses for purposes of the UPO Overhead Expenses Cap for the fiscal year in which the Effective Date occurs.  Notwithstanding anything to the contrary in this Agreement, in the Fiscal Quarter in which the Effective Date occurs the calculation of the Company Overhead Expenses and Severance Costs shall only include Company Overhead Expenses and Severance Costs (as applicable) occurring on and after the first day of the month following the month contained in the Effective Date Report through the end of such Fiscal Quarter.
12.5	Free Cash Flow Sweep
(a)
At the end of each Fiscal Quarter ending after the Effective Date, an amount equal to the sum of (i) Agents Fees and Expenses for such Fiscal Quarter, plus (ii) to the extent payable for such Fiscal Quarter pursuant to the Payment Waterfall, (a) the UP OPAL Cumulative Free Cash Flow Amount in excess of the UP OPAL Threshold, (b) the interest expense for each Existing Facility in excess of the Interest Payment Threshold, (c) the scheduled amortization expense for each Existing Facility in excess of the Amortization Payment Threshold, and (d) Excess Cash in excess of the Excess Cash Flow Sweep Threshold will be swept into the relevant Free Cash Flow Concentration Account and thereafter distributed to the applicable Agents and Lenders pursuant to the Payment Waterfall (the "Free Cash Flow Sweep").

(b)
Amounts swept via the Free Cash Flow Sweep and denominated in U.S. dollars or any amounts denominated in currencies other than reais or U.S. dollars will be swept into the USD Free Cash Flow Concentration Account (with amounts in any non-U.S. dollar currency converted to U.S. dollars using the relevant FX Spot Rate).  Amounts swept via the Free Cash Flow Sweep and denominated in reais will be swept into the BR Free Cash Flow Concentration Account.  Upon the date on which the Cash Flow and Overhead Expenses Report for any applicable Fiscal Quarter ended after the Effective Date is deemed Final or as otherwise provided in paragraph (c) of Section 1.7 of Part 1 (Affirmaive Covenants) of Schedule 7 (Agreed Affirmative and Negative Covenants), all amounts in the BR Free Cash Flow Concentration Account shall be converted to U.S. dollars using the relevant FX Spot Rate and transferred to the USD Free Cash Flow Concentration Account prior to such amounts being distributed via the Payment Waterfall (or shall be converted to USD and distributed via the Payment Waterfall pursuant to other arrangements reasonably acceptable to the Common Agent). If, as a result of fluctuations in currency exchange ratios, the amount on deposit in the BR Free Cash Flow Concentration Account is less than the amount (in U.S. dollars) required to be transferred to such account via the Free Cash Flow Sweep to satisfy the payments under the Payment Waterfall, an additional amount shall be swept into the USD Free Cash Flow Concentration Account from the Current Accounts in the amount of such shortfall.  If there are not sufficient funds in the Current Accounts to fund such shortfall, UP Offshore Bahamas shall pay such shortfall amount to the Common Agent within 30 days for distribution to the applicable Agents and Lenders which would have been paid under the Payment Waterfall if such fluctuations in currency exchange ratios had not occurred.

13.	Mandatory Prepayments under Facility Agreements
13.1	Illegality
If, at any time, it becomes unlawful in any applicable jurisdiction for a Lender to perform any of its obligations as contemplated by the Finance Documents in relation to a Facility or to fund, issue or maintain its participation in any Utilization:
(a)	that Lender shall promptly notify the Administrative Agent and the relevant Facility Representative upon becoming aware of that event;

(b)	upon the Administrative Agent notifying the Company and the relevant Facility Representative, the commitment of that Lender under the relevant Facilities will be immediately cancelled; and
(c)
the Company shall repay to the relevant Lender that Lender's participation in such Utilization on the last day of the Facility Interest Period for each such Utilization occurring after the Administrative Agent has notified the Company and the relevant Facility Representative or, if earlier, the date specified by the Lender in the notice delivered to the Administrative Agent and the relevant Facility Representative (being no earlier than the last day of any applicable grace period permitted by law).

13.2	Disposal Proceeds
The Company shall prepay Existing Facility Loans in the amount of any Disposal Proceeds at the times and in the order of application contemplated by Section 13.5 (Application of Mandatory Prepayments).
13.3	Application of Free Cash Flow of Ships
(a)
Upon the date on which the Cash Flow and Overhead Expenses Report for any applicable Fiscal Quarter ended after the Effective Date is deemed Final (or, in the event that an Objection to such Cash Flow and Overhead Expenses Report has been delivered and not consensually resolved within ten (10) days of the delivery of such Objection, the date that is thirty (30) days after the delivery of the Cash Flow and Overhead Expenses Report as provided under paragraph (c) of Section 1.7 of Part 1 (Affirmative Covenants) of Schedule 7 (Agreed Affirmative and Negative Covenants)) and, after amounts required to be paid or transferred pursuant to Section 12.3 (Payments of Operating Expenses from Current Accounts) above have been paid or transferred, the amount on deposit in the Free Cash Flow Concentration Accounts shall be used to make payments to the Administrative Agent for further distribution to the Agents (for distribution to the applicable Lenders in accordance with their applicable percentages) in the amounts and order specified below (the "Payment Waterfall"):

(i)
first, all amounts due and payable to the Agents as of the last day of the immediately preceding Fiscal Quarter, without duplication, under this Agreement and the other Finance Documents (the "Agents Fees and Expenses");

(ii)
second, if, after the payment of all amounts under (i) above, the sum of the remaining amount of cash in the Current Accounts, the Free Cash Flow Concentration Accounts and the Minimum Liquidity Account on the last day of the immediately preceding Fiscal Quarter equals at least $10.0 million (such minimum amount, the "UP OPAL Threshold"), an amount from the USD Free Cash Flow Concentration Account, equal to the excess on the last day of the immediately preceding Fiscal Quarter over the UP OPAL Threshold in the Current Accounts, the Free Cash Flow Concentration Accounts and the Minimum Liquidity Account (determined after giving effect to any prior payment in the Payment Waterfall), for the distribution to the Lenders up to the UP OPAL Cumulative Free Cash Flow Amount shall be applied as a prepayment of the outstanding principal amounts under the Amended Facility Agreements (including any Deficiency Claims, if any) ratably (based on the aggregate amount of outstanding principal amounts across all Existing Facilities at the time of such prepayment) as of the last day of the Fiscal Quarter ended immediately prior to the date on which such amount is paid to the Common Agent applied to such Existing Facility Loans in inverse order of maturity;
(iii)
third, if, after the payment of all amounts under (i) and  (ii) above, the sum of the remaining amounts of cash in the Current Accounts, the Free Cash Flow Concentration Accounts and the Minimum Liquidity Account on the last day of the immediately preceding Fiscal Quarter equals at least $5.0 million (such minimum amount, the "Interest Payment Threshold"), an amount, from the Free Cash Flow Concentration Accounts, equal to the excess on the last day of the immediately preceding Fiscal Quarter over the Interest Payment Threshold in the Current Accounts, the Free Cash Flow Concentration Accounts and the Minimum Liquidity Account (determined after giving effect to any prior payment in the Payment Waterfall), for the distribution to the Lenders under the Cash-Generating Facilities up to the amount sufficient to satisfy each such Facility's interest on the Existing Facility Loans accrued under the Cash Generating Facilities through the last day of the Existing Facility Interest Period most recently ended ("CGF Cash Interest Obligation") under the Amended Facility Agreements related to such Existing Facility ratably in payment of such accrued interest (based on each Cash-Generating Facility's CGF Cash Interest Obligation as a percentage of the aggregate CGF Cash Interest Obligation of all Cash-Generating Facilities). To the extent the excess cash is not sufficient to repay all CGF Cash Interest Obligations, the unpaid portion of a CGF Cash Interest Obligation (the "Unpaid CGF Interest") will be added to the outstanding principal amounts under the Amended Facility Agreements related to such Existing Facility pursuant to Section 15.3 (PIK Interest);

(iv)
fourth, if, after payment in full of amounts under (i) and (ii) above and all CGF Cash Interest Obligations in (iii) above, the sum of the remaining amounts of cash in the Current Accounts, the Free Cash Flow Concentration Accounts and the Minimum Liquidity Account on the last day of the immediately preceding Fiscal Quarter equals at least the Interest Payment Threshold, an amount, from the Free Cash Flow Concentration Accounts, equal to the excess on the last day of the immediately preceding Fiscal Quarter over the Interest Payment Threshold in the Current Accounts, the Free Cash Flow Concentration Accounts and the Minimum Liquidity Account (determined after giving effect to any prior payment in the Payment Waterfall) for the distribution to the Lenders under the Cash-Using Facilities up to the amount sufficient to satisfy each such Facility's interest on the Existing Facility Loans accrued under the Cash Using Facilities through the last day of the Facility Interest Period most recently ended ("CUF Cash Interest Obligation" and together with CGF Cash Interest Obligation, the "Cash Interest Obligations") under the Amended Facility Agreements related to such Existing Facility ratably in payment of such accrued interest (based on each Cash-Using Facility's CUF Cash Interest Obligation as a percentage of the aggregate CUF Cash Interest Obligation of all Cash-Using Facilities). To the extent the excess cash is not sufficient to repay all CUF Cash Interest Obligations, the unpaid portion of a CUF Cash Interest Obligation (the "Unpaid CUF Interest" and together with the Unpaid CGF Interest, the "Unpaid Interest") will be added to the outstanding principal balances under the Amended Facility Agreements related to such Existing Facility pursuant to Section 15.3 (PIK Interest);

(v)
fifth if, after payment of amounts under (i) and (ii) above and all CGF Cash Interest Obligations in (iii) and all CUF Cash Interest Obligations in (iv), the sum of the remaining amounts of cash in the Current Accounts, the Free Cash Flow Concentration Accounts and the Minimum Liquidity Account on the last day of the immediately preceding Fiscal Quarter equals at least $10 million (such minimum amount, the "Amortization Payment Threshold"), an amount, from the Free Cash Flow Concentration Accounts, equal to the excess on the last day of the immediately preceding Fiscal Quarter over the Amortization Payment Threshold in the Current Accounts, the Free Cash Flow Concentration Accounts and the Minimum Liquidity Account (determined after giving effect to any prior payment in the Payment Waterfall) (a) for distribution to the Lenders under each applicable Existing Facility, 100% of any scheduled amortization payment under such Existing Facility which was not paid in full during any Fiscal Quarter ending after the Effective Date, but prior to the immediately preceding Fiscal Quarter in which such Facility was a Cash-Generating Facility (such amortization shortfall payment requirements, "Deferred CGF Amortization Obligation"), provided that if there is an insufficient amount in the Free Cash Flow Concentration Accounts to satisfy the Deferred CGF Amortization Obligations, Deferred CGF Amortization Obligations shall be paid in the order of the date they accrued such that older Deferred CGF Amortization Obligations are paid prior to later Deferred CGF Amortization Obligations (and with any Deferred CGF Amortization Obligations accrued on the same day to be paid ratably (based on each applicable Existing Facility's Deferred CGF Amortization Obligations accrued on such day as a percentage of the aggregate Deferred CGF Amortization Obligations of all Existing Facilities accrued on such day)) and (b) following payment of the Deferred CGF Amortization Obligations, for distribution to the Lenders under the Cash-Generating Facilities up to the amount sufficient to satisfy 80% of each scheduled amortization payment under each Cash-Generating Facility for the immediately preceding Fiscal Quarter (the total scheduled amortization, "Current CGF Amortization Obligation" and, together with Deferred CGF Amortization Obligation, "Total CGF Amortization Obligation") under the applicable Amended Facility Agreements with such amounts applied ratably (based on each Cash-Generating Facility's Current CGF Amortization Obligation as a percentage of the aggregate Current CGF Amortization Obligations of all Cash-Generating Facilities);

(vi)
sixth, if, after payment of amounts under (i) and (ii) above and all CGF Cash Interest Obligations in (iii), all CUF Cash Interest Obligations in (iv) and the Total CGF Amortization Obligations in (v), the sum of the remaining amounts of cash in the Current Accounts, the Free Cash Flow Concentration Accounts and the Minimum Liquidity Account on the last day of the immediately preceding Fiscal Quarter equals at least the Amortization Payment Threshold, an amount, from the Free Cash Flow Concentration Accounts, equal to the excess on the last day of the immediately preceding Fiscal Quarter over the Amortization Payment Threshold in the Current Accounts, the Free Cash Flow Concentration Accounts and the Minimum Liquidity Account (determined after giving effect to any prior payment in the Payment Waterfall) (i) for distribution to the Lenders under each applicable Existing Facility 100% of any scheduled amortization payment under such Existing Facility which was not paid in full during any Fiscal Quarter ending after the Effective Date but prior to the immediately preceding Fiscal Quarter in which such Existing Facility was a Cash-Using Facility (such amortization shortfall payment requirements, "Deferred CUF Amortization Obligation"), provided that if there is an insufficient amount in the Free Cash Flow Concentration Accounts to satisfy the Deferred CUF Amortization Obligations, Deferred CUF Amortization Obligations shall be paid in the order of the date they accrued such that older Deferred CUF Amortization Obligations are paid prior to later Deferred CUF Amortization Obligations (and with any Deferred CUF Amortization Obligations accrued on the same day to be paid ratably (based on each applicable Existing Facility's Deferred CUF Amortization Obligations accrued on such day as a percentage of the aggregate Deferred CUF Amortization Obligations of all Existing Facilities accrued on such day)) and (ii) following payment of the Deferred CUF Amortization Obligations, for the distribution to the Lenders under the Cash-Using Facilities up to the amount sufficient to satisfy 80% of each scheduled amortization payment under each Cash-Using Facility for the current Fiscal Quarter (the total scheduled amortization, "Current CUF Amortization Obligation") and, together with Deferred CUF Amortization Obligation, "Total CUF Amortization Obligation") under the applicable Amended Facility Agreements with such amounts applied ratably (based on each Cash-Using Facility's Current CUF Amortization Obligation as a percentage of the aggregate Current CUF Amortization Obligations of all Cash-Using Facilities);
(vii)
seventh, if, after payment of amounts under (i) and (ii) above and all CGF Cash Interest Obligations in (iii), all CUF Cash Interest Obligations in (iv), the Total CGF Amortization Obligations in (v) and the Total CUF Amortization Obligations in (vi), the sum of the remaining amounts of cash in the Current Accounts, the Free Cash Flow Concentration Accounts and the Minimum Liquidity Account on the last day of the immediately preceding Fiscal Quarter equals at least the Amortization Payment Threshold, an amount, from the Free Cash Flow Concentration Accounts, equal to the excess on the last day of the immediately preceding Fiscal Quarter over the Amortization Payment Threshold in the Current Accounts, the Free Cash Flow Concentration Accounts and the Minimum Liquidity Account (determined after giving effect to any prior payment in the Payment Waterfall) for distribution to the Lenders under the Cash-Generating Facilities in an amount sufficient to satisfy up to such Existing Facility's remaining Current CGF Amortization Obligation under the applicable Amended Facility Agreements ratably (based on each Cash-Generating Facility's remaining Current CGF Amortization Obligation as a percentage of the aggregate remaining Current CGF Amortization Obligations of all Cash-Generating Facilities); and

(viii)
eighth, if, after payment of amounts under (i) and (ii) above and all CGF Cash Interest Obligations in (iii), all CUF Cash Interest Obligations in (iv), the Total CGF Amortization Obligations in (v), the Total CUF Amortization Obligations in (vi), and the remaining Current CGF Amortization Obligations in (vii), the sum of the remaining amounts of cash in the Current Accounts, the Free Cash Flow Concentration Accounts and the Minimum Liquidity Account on the last day of the immediately preceding Fiscal Quarter equals at least the Amortization Payment Threshold, an amount, from the Free Cash Flow Concentration Accounts, equal to the excess on the last day of the immediately preceding Fiscal Quarter over the Amortization Payment Threshold in the Current Accounts, the Free Cash Flow Concentration Accounts and the Minimum Liquidity Account

(determined after giving effect to any prior payment in the Payment Waterfall) for distribution to the Lenders under the Cash-Using Facilities in an amount sufficient to satisfy up to such Existing Facility's remaining Current CUF Amortization Obligation under the applicable Amended Facility Agreements ratably (based on each Cash-Using Facility's remaining Current CUF Amortization Obligation as a percentage of the aggregate remaining Current CUF Amortization Obligation of all Cash-Using Facilities).
(b)
After all payments have been made from the Free Cash Flow Concentration Accounts in any Fiscal Quarter in accordance with the Payment Waterfall, if the sum of any remaining balance in the Current Accounts, the Free Cash Flow Concentration Accounts and the Minimum Liquidity Account on the last day of the immediately preceding Fiscal Quarter equals an amount in excess of $10 million (such minimum amount, the "Excess Cash Flow Sweep Threshold"), such excess (the "Excess Cash") shall immediately be paid (such payment, the "Excess Cash Sweep") from the Free Cash Flow Concentration Accounts to the Administrative Agent as a prepayment of the outstanding principal amounts under the Amended Facility Agreements (including any Deficiency Claims, if any) ratably (based on the aggregate amount of outstanding principal amounts across all Existing Facilities at the time of such prepayment) as of the last day of the Fiscal Quarter ending prior to the date such Excess Cash is paid to the Administrative Agent, which amounts shall be applied in inverse order of maturity. Any amounts remaining in the Free Cash Flow Concentration Accounts after payment of the Excess Cash in accordance with the foregoing shall be returned to the Current Accounts.

13.4	Total Loss
(a)	If a Ship becomes a Total Loss, the Total Loss Amount relating solely to such Ship under the relevant Existing Facility or Guarantee Facility shall be prepaid on the earliest of:
(i)	the date on which payment is received from the insurers with respect to such Total Loss;
(ii)
ten (10) Business Days after the date on which the Administrative Agent or the relevant Facility Representative (as applicable) determines that such Total Loss is not covered by insurance and notifies the Company and the other Finance Parties of such determination; and

(iii)	the date falling 90 days after the Total Loss Date in respect of such Total Loss, provided that no such prepayment shall be required in respect of any Total Loss consisting of a hijacking, theft, capture or seizure of the Ship if full control of such Ship is returned to the Company or the relevant Shipowner within such 90 day period.
(b)
If the payment received from the insurers with respect to such Total Loss exceeds the Total Loss Amount then the surplus amount shall be applied in accordance with Section 13.5 (Application of Mandatory Prepayments).

13.5	Application of Mandatory Prepayments
(a)	Any prepayment made under Section 13.2 (Disposal Proceeds) shall be paid to the Administrative Agent to be applied in accordance with Section 10.3 (Application of Proceeds).

(b)
Any prepayment made under Section 13.4 (Total Loss) shall be paid to the Security Agent to be applied in accordance with paragraph (a) (or if the Total Loss is in connection with (i) UP OPAL, paragraph (b) of Section 10.3 (Application of Proceeds) or (ii) UP RUBI, paragraph (c) of Section 10.4 (Deficiency Claims)).

(c)	The Company shall make the payments referred to in paragraphs (a) and (b) above at the following times:
(i)	in the case of any cancellation and/or prepayment relating to the amounts of Disposal Proceeds, promptly upon receipt of such proceeds; and
(ii)	in the case of any prepayment under Section 13.3 (Application of Free Cash Flow of Ships), on the relevant Quarter Date.
14.	Restrictions on Prepayments
14.1	Notices of Prepayment
The Company shall have delivered at least five (5) Business Days' prior written notice of prepayment to the Administrative Agent in connection with any prepayment to be made pursuant to Sections 13.2 (Disposal Proceeds) and 13.4 (Total Loss), which notice shall, unless a contrary indication appears in this Agreement, shall (in the case of a notice of prepayment) specify the date or dates upon which the relevant prepayment is to be made and the amount of that prepayment. Any notice of prepayment, authorization or other election given by any Party under Section 13 (Mandatory Prepayments under Facility Agreements) shall be irrevocable.
14.2	Interest and Other Amounts
Any prepayment under this Agreement (or any Existing Facility Agreement or the Existing Guarantee Facility Agreement) (other than payments pursuant to the Payment Waterfall) shall be made together with accrued interest on the amount prepaid and any Break Costs resulting from such prepayment but shall otherwise be without premium or penalty.
14.3	No Reborrowing
The Company may not reborrow any part of any Existing Facility Loan which is prepaid or repaid and any commitments on any such amount prepaid or repaid shall be permanently cancelled.
14.4	Prepayment in Accordance with Agreement
The Company shall not repay or prepay all or any part of the Liabilities except at the times and in the manner expressly provided for in this Agreement.
14.5	Administrative Agent's Receipt of Notices
If the Administrative Agent receives a notice under Section 13 (Mandatory Prepayments under Facility Agreements), it shall promptly forward a copy of that notice or election to either the Company or the relevant Agent or Lender(s), as appropriate.

15.	Interest
15.1	Calculation of Interest
From and after the Effective Date and subject to Section 15.4 (Default Interest), each Loan shall bear interest on the outstanding principal amount thereof for each Facility Interest Period at a rate per annum which is the aggregate of the applicable:
(a)	Applicable Margin for such Loan; and
(b)	LIBOR.
15.2	Payment of Interest on Existing Facilities
The Obligor which is the borrower under an Existing Facility Loan shall pay (or cause to be paid):
(a)
in arrears, accrued interest on such Existing Facility Loan through and including the Effective Date, including, without limitation, in respect of the period referred to in paragraph (a) of Section 15.6 (Harmonization of Interest Periods) in cash at the rates set forth in each Existing Facility Agreement prior to the effectiveness of this Agreement to the relevant Lenders holding such Existing Facility Loan on the Effective Date;

(b)
in arrears, interest accrued on such Existing Facility Loan through the last day of a Facility Interest Period in respect to such Existing Facility Loan pursuant to Section 13.3(a)(iii) and (iv) (Application of Free Cash Flow of Ships) and Section 15.3 (PIK Interest); and

(c)	for the avoidance of doubt, all outstanding Accrued PIK Interest in cash in full on the Final Maturity Date.
15.3	PIK Interest
The payment of any accrued interest on an Existing Facility Loan on the last of a Facility Interest Period that, after giving effect to the payments of interest pursuant to the immediately succeeding Payment Waterfall, constitutes Unpaid Interest shall be satisfied by capitalizing the amount of such Unpaid Interest multiplied by 1.3 on the last day of such Facility Interest Period to such Existing Facility Loan (i.e. by adding such amount on such date to the then unpaid principal amount of such Existing Facility Loan (and thereby increasing the outstanding principal amount of such Existing Facility Loan)) (any such amount, "Accrued PIK Interest").
15.4	Default Interest
(a)
An Obligor shall pay interest in cash in accordance with the following provisions of this Section 15.4 on any amount payable by such Obligor under any Finance Document which the Administrative Agent, the Common Security Agent or any other designated payee does not receive on or before the relevant date, that is:

(i)	the date on which the Finance Documents provide that such amount is due for payment;
(ii)	if a Finance Document provides that such amount is payable on demand, the date which is five (5) Business Days following the day on which the demand is served; and

(iii)	if such amount has become immediately due and payable under Section 24 of Schedule 10 (Agreed Events of Default), the date on which it became immediately due and payable.
(b)
Interest shall accrue on an overdue amount from (and including) the relevant date until the date of actual payment (as well after as before judgment) at the rate per annum determined by the Administrative Agent to be 2.00 percent above:

(i)	in the case of an overdue amount of principal, the higher of the rates set out at Sections 15.4(c)(i) and (c)(ii); or
(ii)	in the case of any other overdue amount, the rate set out at Section 15.4(c)(ii).
(c)	The rates referred to in Section 15.4(b) are:
(i)	the rate applicable to the overdue principal amount immediately prior to the relevant date (but only for any unexpired part of any then current Interest Period); and
(ii)
the Applicable Margin plus, in respect of successive periods of any duration (including at call) up to three (3) months which the Administrative Agent may, with the consent of the Required Lenders, select from time to time

(A)	LIBOR; or
(B)
if the Administrative Agent determines that Dollar deposits for any such period are not being made available to the Lenders by leading banks in the Relevant Interbank Market in the ordinary course of business, a rate from time to time determined by the Administrative Agent by reference to the cost of funds to the Lenders from such other sources as the Administrative Agent may from time to time determine.

(d)
Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable on demand.

(e)	Any such interest which is not paid at the end of the period by reference to which it was determined shall thereupon be compounded.
15.5	Notification of Rates of Interest and/or Accrued Interest
The Administrative Agent shall promptly notify the Lenders, the Facility Representatives and the Company of the determination of a rate of interest under this Agreement including the amount of any interest to be treated as Accrued PIK Interest in accordance with Section 15.3 (PIK Interest), but this shall not be taken to imply that such Obligor is liable to pay such interest only with effect from the date of the Administrative Agent's notification.
15.6	Harmonization of Interest Periods
(a)	Each Existing Interest Period in relation to an Existing Facility which begins prior to the Effective Date and would otherwise end after the Effective Date shall end on the Effective Date.
(b)	The first Facility Interest Period for each Existing Facility Loan shall start on the Effective Date and end on the next following Quarter Date (or, if such Quarter Date is not a Business Day, the preceding Business Day).  Each subsequent Interest Period for each Existing Facility Loan (including any Accrued PIK Interest (if any) added to such Existing Facility Loan) shall commence on the last day of its preceding Facility Interest Period and shall end on the Quarter Date occurring in the next Fiscal Quarter (or, if such Quarter Date is not a Business Day, the preceding Business Day) or, if earlier, the Final Maturity Date.
16.	Changes to Interest and Repayments
16.1	Absence of Quotations
Subject to Section 16.2 (Market Disruption) if LIBOR is to be determined by reference to the Reference Banks but a Reference Bank does not supply a quotation by noon (New York time) on the Quotation Day, the applicable LIBOR shall be determined on the basis of the quotations of the remaining Reference Banks.
16.2	Market Disruption
(a)
If a Market Disruption Event occurs in relation to an Existing Facility Loan for any Interest Period then, to the fullest extent permitted under applicable law, the rate of interest on each Lender's share of the Existing Facility Loans for that Interest Period shall be the percentage rate per annum which is the sum of:

(i)	the Applicable Margin; and
(ii)
the rate notified to the Administrative Agent by that Lender as soon as practicable and in any event before interest is due to be paid in respect of that Interest Period, to be that which expresses as a percentage rate per annum the cost to that Lender of funding its participation in that Existing Facility Loan from whatever source it may reasonably select.

(b)	In this Agreement, "Market Disruption Event" means:
(i)
at or about noon on the Quotation Day for the relevant Interest Period, LIBOR is to be determined by reference to the Reference Banks and none or only one of the Reference Banks supplies a rate to the Administrative Agent to determine LIBOR for U.S. dollars for the relevant Interest Period; or

(ii)
before close of business in London on the Quotation Day for the relevant Interest Period, the Administrative Agent receives notifications from a Lender or Lenders (whose Exposures exceed 50 per cent. of the aggregate of all Lenders' Exposures denominated in the relevant currency) that the cost to it or them of obtaining matching deposits in the Relevant Interbank Market would be in excess of LIBOR; or

(iii)
at least one Business Day before the start of an Interest Period, the Administrative Agent receives notification from a Lender (the "Affected Lender") that for any reason it is unable to maintain the Loan in U.S. dollars in the Relevant Interbank Market.

16.3	Alternative Basis of Interest or Funding
(a)	If a Market Disruption Event occurs and the Administrative Agent or the Company so requires, the Administrative Agent and the Company shall enter into negotiations (for a period of not more than 30 days) with a view to agreeing a substitute basis for determining the rate of interest.
(b)	Any alternative basis agreed pursuant to paragraph (a) above shall, with the prior consent of all the Lenders and the Company, be binding on all Parties.
16.4	Break Costs
(a)	The Company shall pay to each Finance Party:
(i)
within three Business Days of demand by that Finance Party, its Break Costs attributable to all or any part of an Existing Facility Loan or Unpaid Sum being paid by the Company on a day other than the last day of a Facility Interest Period for that Existing Facility Loan or Unpaid Sum, and

(ii)
any similar costs ("Harmonization Costs") in respect of its Existing Facility Loans relating to the changes to the Existing Interest Periods contemplated by Section 15.6 (Harmonization of Interest Periods).

(b)
Each Finance Party shall, as soon as reasonably practicable after a demand by the Administrative Agent, provide to the Administrative Agent a certificate confirming the amount of its Break Costs or Harmonization Costs for any Interest Period in which they accrue.

17.	Fees
The Obligors shall pay to the Administrative Agent and the Common Security Agent (for each of their own accounts) a non-refundable agency and security agency fee in a total aggregate amount equal to US$60,000 per annum to be allocated as agreed separately between the Administrative Agent and Common Security Agent so long as any amount is outstanding with respect to any of the Facilities, payable annually in advance with the first payment becoming due and payable on the Effective Date and thereafter becoming due and payable on each anniversary of the Effective Date.
18.	Tax Gross-up
(a)
Any tax-gross-up provisions (and any related mitigation provisions) in the Existing Finance Documents in respect of any Facility will continue in full force and effect in accordance with their terms as to any payments made thereunder.

(b)
In addition, in relation to any payments to be made under this Agreement and the New Finance Documents in respect of any Facility, any tax gross-up provisions in the Existing Finance Documents for that Facility will apply to such payments as if the Obligors had been "Obligors", "Borrowers" and/or "Guarantors" (as applicable) and the "Agent" had been the Administrative Agent under those Existing Finance Documents and the New Finance Documents had been "Finance Documents", "Transaction Security Documents" and/or the "Agreement" (as applicable) for the purposes of those Existing Finance Documents.

19.	Increased Costs and Indemnities
19.1	Increased Costs
(a)	This Section 19.1 applies if a Lender (the "Notifying Lender") notifies the Administrative Agent that the Notifying Lender considers that as a result of (each of the following, a "Change in Law"):
(i)	the adoption or taking effect of any law, rule, regulation or treaty after the date of this Agreement;
(ii)	any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority after the date of this Agreement; or
(iii)	the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any Governmental Authority, after the date of this Agreement, the Notifying Lender (or a holding company of it) has incurred or will incur Increased Costs.
Notwithstanding anything herein to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, are deemed to have been introduced or adopted after the date hereof, regardless of the date enacted, adopted or issued.
(b)	In this Section, "Increased Costs" means, if any Change in Law shall:
(i)
impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender;

(ii)
subject any Recipient to any Taxes (other than (A) Indemnified Taxes, (B) Taxes described in paragraphs (b) through (d) of the definition of Excluded Taxes and (C) Connection Income Taxes) on its loans, loan principal, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto; or

(iii)
impose on any Lender or the Relevant Interbank Market any other condition, cost or expense (other than Taxes) affecting this Agreement, the applicable Amended Facility Agreement, the Amended Guarantee Facility Agreement or Loans made by such Lender, and the result of any of the foregoing shall be to increase the cost to such Lender or such other Recipient of making, converting to, continuing or maintaining any Loan or of maintaining its obligation to make any such Loan, or to reduce the amount of any sum received or receivable by such Lender or other Recipient hereunder (whether of principal, interest or any other amount).

(c)
If any Lender determines that any Change in Law shall affect such Lender or any Facility Office of such Lender or such Lender's holding company, if any, regarding capital or liquidity requirements, has or would have the effect of reducing the rate of return on such Lender's capital or on the capital of such Lender's holding company, if any, as a consequence of this Agreement, any Existing Facility Agreement, the Existing Guarantee Facility Agreement, the commitments of such Lender or the Loans made by such Lender to a level below that which such Lender or such Lender's holding company could have achieved but for such Change in Law (taking into consideration such Lender's policies and the policies of such Lender's holding company with respect to capital adequacy), then from time to time the Company will pay to such Lender, such additional amount or amounts as will compensate such Lender or such Lender's holding company for any such reduction suffered.

(d)	The Administrative Agent shall promptly notify the Company and the other Obligors of the notice which the Administrative Agent received from the Notifying Lender under this Section 19.1.
(e)
The Company shall, upon request of such Lender or other Recipient, pay to such Lender or other Recipient, as the case may be, such additional amount or amounts as will compensate such Lender or other Recipient, as the case may be, for such Increased Costs notified to the Administrative Agent and the Company.

(f)
Failure or delay on the part of any Lender to demand compensation pursuant to this Section 19.1 shall not constitute a waiver of such Lender's right to demand such compensation; provided that the Company shall not be required to compensate a Lender pursuant to this Section 19.1 for any Increased Costs incurred or suffered more than nine months prior to the date that such Lender notifies the Administrative Agent of the Change in Law giving rise to such Increased Costs, and of such Lender's intention to claim compensation therefor (except that, if the Change in Law giving rise to such Increased Costs is retroactive, then the nine-month period referred to above shall be extended to include the period of retroactive effect thereof).

19.2	Currency Indemnity
(a)
If any sum due from the Company or any other Obligor to a Finance Party under a Finance Document or under any order or judgment relating to a Finance Document has to be converted from the currency in which the Finance Document provided for the sum to be paid (the "Contractual Currency") into another currency (the "Payment Currency") for the purpose of:

(i)	making or lodging any claim or proof against the Company or any other Obligor, whether in its liquidation, any arrangement involving it or otherwise; or
(ii)	obtaining an order or judgment from any court or other tribunal; or
(iii)	enforcing any such order or judgment,
the Company shall indemnify the Finance Party concerned against the loss arising when the amount of the payment actually received by that Finance Party is converted at the available rate of exchange into the Contractual Currency.
In this Section 19.2, the "available rate of exchange" means the rate at which the Finance Party concerned is able at the opening of business (London time) on the Business

Day after it receives the sum concerned to purchase the Contractual Currency with the Payment Currency.
This Section 19.2 creates a separate liability of the Company which is distinct from its other liabilities under the Finance Documents and which shall not be merged in any judgment or order relating to those other liabilities.
(b)
A notice which is signed by an officer of a Finance Party, which states that a specified amount, or aggregate amount, is due to that Finance Party under this Section 19 (Increased Costs and Indemnities) and which indicates (without necessarily specifying a detailed breakdown) the matters in respect of which the amount, or aggregate amount, is due shall be prima facie evidence that the amount, or aggregate amount, is due.

19.3	Tax Indemnity
(a)
Any tax indemnity provisions (and any related mitigation provisions) in the Existing Finance Documents in respect of any Facility will continue in full force and effect in accordance with their terms as to any payments made thereunder or hereunder.

(b)
In addition, in relation to any payments to be made under this Agreement and the New Finance Documents in respect of any Facility, any tax indemnity provisions in the Existing Finance Documents for that Facility will apply to such payments as if the Obligors had been "Obligors", "Borrowers" and/or "Guarantors" (as applicable) and the "Agent" had been the Administrative Agent under those Existing Finance Documents and the New Finance Documents had been "Finance Documents", "Transaction Security Documents" and/or the "Agreement" (as applicable) for the purposes of those Existing Finance Documents.

(c)
Without limiting any provision in an Existing Finance Document that provides for such an indemnity, the Company shall within three Business Days of demand pay (or procure to be paid) to a Recipient an amount equal to the loss, liability or cost which that Recipient determines will be or has been (directly or indirectly) suffered for or on account of Tax by that Recipient in respect of a Finance Document.

Paragraph (c) above shall not apply with respect to any Tax assessed on a Finance Party:
(i)
under the law of the jurisdiction in which that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party is treated as resident for tax purposes; or

(ii)	under the law of the jurisdiction in which that Finance Party's Facility Office is located in respect of amounts received or receivable in that jurisdiction, if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by that Finance Party.
(d)
A Recipient making, or intending to make a claim under paragraph (c) above shall promptly notify the Administrative Agent of the event which will give, or has given, rise to the claim, following which the Administrative Agent shall notify the Company.

(e)	A Recipient shall, on receiving a payment from an Obligor under this Section 19.3, notify the Administrative Agent.

19.4	Other Indemnities
(a)
Without limiting any provision in an Existing Finance Document that provides for such an indemnity, the Company shall (or shall procure that another Obligor will), within 3 Business Days of demand fully indemnify each Finance Party in respect of all claims, expenses, liabilities and losses which are made or brought against or incurred by that Finance Party, or which that Finance Party reasonably and with due diligence estimates that it will incur, as a result of or in connection with:

(i)	the receipt or recovery of all or any part of the Loan or an overdue sum otherwise than on the last day of an Interest Period or other relevant period;
(ii)
any failure (for whatever reason) by the Company or any other Obligor to make payment of any amount due under a Finance Document on the due date, including, without limitation, any cost, loss or liability arising as a result of Section 33 (Sharing among the Finance Parties) or, if so payable, on demand (after giving credit for any default interest paid by the Company on the amount concerned under Section 15.4 (Default Interest));

(iii)	a Loan (or part thereof) not being prepaid in accordance with the notice of prepayment given by the Company; or
(iv)
the occurrence of an Event of Default or a Potential Event of Default and/or the acceleration of repayment of the Loan under Section 24 (Acceleration of Loan) of Schedule 10 (Agreed Events of Default).

It is understood that the indemnities provided in this Section 19.4(a) shall not apply to any claim cost or expense which is a tax levied by a taxing authority on the indemnified party (which taxes are subject to indemnity solely as provided in Section 19.3 (Tax Indemnity)) but shall apply to any other costs associated with any tax which is not an Excluded Tax.
Without limiting its generality, this Section 19.4(a) covers any claim, expense, liability or loss, including a loss of a prospective profit, reasonably incurred by a Lender in liquidating or employing deposits from third parties acquired or arranged to fund or maintain all or any part of its Loan and/or any overdue amount (or an aggregate amount which includes its Loan or any overdue amount) and in terminating, or otherwise in connection with, any interest and/or currency swap or any other transaction entered into (whether with another legal entity or with another office or department of the Lender concerned) to hedge any exposure arising under any Existing Facility Agreement or the Existing Guarantee Facility Agreement or that part which the Lender concerned determines is fairly attributable to such Existing Facility Agreement or the Existing Guarantee Facility Agreement of the amount of the liabilities, expenses or losses (including losses of prospective profits) reasonably incurred by it in terminating, or otherwise in connection with, a number of transactions of which such Existing Facility Agreement or the Existing Guarantee Facility is one.

(b)
The Company shall fully indemnify each Finance Party severally on their respective demands in respect of all claims, expenses, liabilities and losses which may be made or brought against or incurred by a Finance Party, in any country, as a result of or in connection with:

(i)
any action taken, or omitted or neglected to be taken, under or in connection with any Finance Document by the Administrative Agent, the Common Security Agent or any other Finance Party or by any receiver appointed under a Finance Document; or

(ii)	any other Pertinent Matter,
other than claims, expenses, liabilities and losses which are shown to have been directly and mainly caused by the willful misconduct or gross negligence of the officers or employees of the Finance Party concerned (as determined by a court of competent jurisdiction in a final non-appealable decision).
Without prejudice to its generality, this Section 19.4(b) covers any claims, expenses, liabilities and losses which arise, or are asserted, under or in connection with any law relating to safety at sea, the ISM Code, the ISPS Code or any Environmental Law, or as a consequence of any facsimile or Email communication purporting to originate from any Obligor to any Finance Party being made or delivered fraudulently or without proper authorization.
19.5	Mitigation
(a)
If circumstances arise which would result in a notification by a Lender under Section 13.1 (Illegality), Section 19.1 (Increased Costs) or Section 19.3 (Tax Indemnity) then, without in any way limiting the obligations of the Company under the aforementioned Sections, such Lender shall use reasonable commercial efforts to transfer its obligations, liabilities and rights under this Agreement and the Existing Finance Documents to which it is a party to another office or financial institution not affected by the circumstances but such Lender shall not be under any obligation to take any such action if, in its opinion, to do would or might:

(i)	have an adverse effect on its business, operations or financial condition; or
(ii)	involve it in any activity which is unlawful or prohibited or any activity that is contrary to, or inconsistent with, any regulation; or
(iii)	involve it in any expense (unless indemnified to its satisfaction) or tax disadvantage.
(b)	Paragraph (a) above does not in any way limit the obligations of any Obligor under the Finance Documents.
(c)
The Company shall promptly indemnify each Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of steps taken by it under this Section 19.5 or any similar mitigation clause in any Existing Finance Document.

(d)	No Finance Party is obliged to take any steps under this Section 19.5 if, in the opinion of that Finance Party, to do so might be prejudicial to it.

19.6	Indemnity to the Administrative Agent and Facility Representatives
Each Obligor shall promptly indemnify the Administrative Agent and any Facility Representative (and any of their Affiliates that acts as their agent, sub-agent or delegate in connection with a Finance Document), against any cost (including legal fees and fees of other professional advisers), loss or liability reasonably incurred by the Administrative Agent or such Facility Representative (or any of their Affiliates that acts as its agent, sub-agent or delegate in connection with a Finance Document) (each acting reasonably) as a result of:
(a)	investigating any event which it reasonably believes is an Event of Default or Potential Event of Default; or
(b)	acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorized.
Any third party referred to in this Section 19.6 may rely on this Section 19.6.
19.7	Indemnity to the Common Security Agent and Existing Security Holders
(a)	Each Obligor shall promptly indemnify the Common Security Agent and each Existing Security Holder against any cost, loss or liability incurred by any of them in relation to or as a result of:
(i)	the taking, holding, protection or enforcement of the Transaction Security;
(ii)	the exercise of any of the rights, powers, discretions and remedies vested in each Common Security Agent and each Existing Security Holder by the Finance Documents or by law; or
(iii)	any default by any Obligor in the performance of any of the obligations expressed to be assumed by it in the Finance Documents.
(b)
The Common Security Agent and each Existing Security Holder may, in priority to any payment to the Finance Parties, indemnify itself out of the Collateral in respect of, and pay and retain, all sums necessary to give effect to the indemnity in this Section 19.7 and shall have a lien on the Transaction Security and the proceeds of the enforcement of the Transaction Security for all monies payable to it.

19.8	No Double-Recovery
No Finance Party may recover more than once under the Finance Documents for any cost, loss or liability in respect of which it has a claim under this Section 19 (Increased Costs and Indemnities) or Section 20 (Costs and Expenses).
20.	Costs and Expenses
20.1	Transaction Expenses
The Company shall promptly on demand pay (or procure to be paid) each Finance Party the amount of all costs, fees and expenses (including, without limitation, all accrued but unpaid fees and expenses of White & Case LLP, Watson Farley & Williams LLP and Houlihan Lokey Capital, Inc.) payable on or prior to the Effective Date:
(a)	in connection with the negotiation, preparation, printing, execution and perfection of:

(i)	this Agreement and any other documents referred to in this Agreement and the New Transaction Security; and
(ii)	any other Finance Documents executed after the Effective Date; and
(b)	pursuant to that certain Engagement Letter, dated as of January 5, 2016 by, inter alia, Houlihan Lokey Capital, Inc., the Lenders and Ultrapetrol.
20.2	Amendment Costs
The Company shall pay to the Administrative Agent, on the Administrative Agent's demand, for the account of the Finance Party concerned, the amount of all expenses incurred by a Finance Party in connection with:
(a)	any amendment or supplement to a Finance Document, or any proposal for such an amendment to be made;
(b)	any consent or waiver by the Lenders, the Required Lenders or any Finance Party concerned under or in connection with a Finance Document, or any request for such a consent or waiver;
(c)	the valuation of any Collateral provided or offered or any other matter relating to such Collateral; or
(d)
any step taken by the Common Security Agent, any Existing Security Holder or a Lender with a view to the protection, exercise or enforcement of any right or Security Interest created by a Finance Document or for any similar purpose.

There shall be recoverable under paragraph (d) the full amount of all legal expenses, whether or not such as would be allowed under rules of court or any taxation or other procedure carried out under such rules.
20.3	Monitoring and Reporting Costs and Expenses
The Company shall, within three Business Days of demand pay (or procure to be paid) to each Finance Party the amount of all costs and expenses (including legal fees and fees of any other professional advisors) reasonably incurred by it in connection with ongoing monitoring, verification or reporting duties in relation to the Finance Documents.
20.4	Common Security Agent's and Administrative Agent's Ongoing Costs
In the event of (i) an Event of Default or Potential Event of Default or (ii) the Common Security Agent or the Administrative Agent, as the case may be, considering it necessary or expedient or (iii) the Common Security Agent or the Administrative Agent, as the case may be, being requested by an Obligor or the Required Lenders to undertake duties which the Common Security Agent or the Administrative Agent, as the case may be, and the Company agree to be of an exceptional nature and/or outside the scope of its normal duties under the Finance Documents, the Company shall pay to the Common Agent or the Administrative Agent, as the case may be, any additional remuneration that may be agreed between them.
20.5	Enforcement and Preservation Costs
The Company shall, within three Business Days of demand, pay (or procure to be paid) to each Finance Party the amount of all costs and expenses (including legal fees) incurred by it in connection with the enforcement of or the preservation of any rights under any Finance

Document and the Transaction Security and any proceedings instituted by or against the Common Security Agent as a consequence of taking or holding the New Transaction Security or enforcing these rights.
21.	Representations of the Obligors
In relation to its obligations under this Agreement and each of the other Finance Documents, each Obligor makes the representations and warranties set out in Schedule 6 (Agreed Representations) to each Finance Party.
22.	Changes to the Lenders
22.1	Transfers by the Lenders
A Lender (the "Transferor Lender") may, without the consent of any Obligor, transfer, by a sale and assignment (or assumption in the case of obligations), all (or if less than all, a portion equal to at least $5,000,000 of the Exposures of the Transferor Lender) of its rights, benefits and obligations under any Finance Document in respect of any of its Exposures under the Existing Facilities and the Guarantee Facility to another bank or financial institution or a trust, fund or other entity which (i) is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets or the securitization or similar transaction of that Transferor Lender's Contribution (an "Eligible Transferee")  and (ii) is not an Affiliate of the Company (the "Transferee Lender") if, subject to Section 22.2 (Conditions of Transfer), the Transferee Lender has executed and delivered a Transfer Certificate to the Administrative Agent with a copy to the relevant Facility Representative (as well as any equivalent accession, assignment or transfer document howsoever described under the Relevant Facility to the relevant Facility Representative).
22.2	Conditions of Transfer
(a)
A Transferor Lender may not effect a transfer in accordance with Section 22.1 or effect any participation, sub-participation or other arrangement or agreement having an economic effect substantially similar to a participation or sub-participation in respect of any of its Exposures under an Existing Facility or the Guarantee Facility, in each case, where the grantor of the participation or sub-participation is required to vote in accordance with the instructions of the participant, sub-participant or its representative (other than as provided in Section 22.10 (Participations; Increased Costs), in each case unless the transfer is:

(i)
to another Lender or an Affiliate of a Lender, provided that any such Affiliate is regulated as a bank and confirms the same, for the benefit of the Finance Parties and without liability to any Obligor, in the Transfer Certificate which it executes on becoming a Party;

(ii)	made to an Eligible Transferee; or
(iii)	made at any time following the commencement of any Enforcement Steps which are permitted hereunder.
(b)	A transfer will only be effective if the procedure as set out in Section 22.5 (Procedure for Transfer) is complied with.

(c)
Each Transferee Lender, by executing the relevant Transfer Certificate, confirms, for the avoidance of doubt, that the Administrative Agent has authority to execute on its behalf any amendment or waiver that has been approved by or on behalf of the requisite Lender or Lenders in accordance with this Agreement on or prior to the date on which the transfer becomes effective in accordance with this Agreement and that it is bound by that decision to the same extent as the Transferor Lender would have been had it remained a Lender.

(d)	A Lender may not transfer its rights under a Facility unless the transferee agrees to be bound by the terms of this Agreement and the other Finance Documents relevant to that Facility.
(e)	No assignment or transfer may be made in favor of any Offshore Entity, the Investor or other affiliate of an Offshore Entity or the Investor.
22.3	Transfer Fee
Unless the Administrative Agent otherwise agrees, the Transferee Lender shall, on the date upon which a transfer (other than a transfer pursuant to Section 33 (Sharing among the Finance Parties)) takes effect, pay to the Administrative Agent (for its own account) a fee of US$5,000 and pay to the Security Agent (for its own account) a fee of US$5,000.
22.4	Limitation of Responsibility of Transferor Lenders
(a)	Unless expressly agreed to the contrary, a Transferor Lender makes no representation or warranty and assumes no responsibility to a Transferee Lender for:
(i)	the legality, validity, effectiveness, adequacy or enforceability of the Finance Documents, the Transaction Security or any other documents;
(ii)	the financial condition of any Obligor;
(iii)	the performance and observance by any Obligor or any other Offshore Entity of its obligations under the Finance Documents or any other documents; or
(iv)	the accuracy of any statements (whether written or oral) made in or in connection with any Finance Document or any other document, and any representations or warranties implied by law or regulation are excluded.
(b)	Each Transferee Lender confirms to the Transferor Lender and the other Finance Parties that it:
(i)
has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of each Obligor and its related entities in connection with its participation in the Finance Documents and has not relied exclusively on any information provided to it by the Transferor Lender or any Finance Party in connection with any Finance Document or the Transaction Security; and

(ii)	will continue to make its own independent appraisal of the creditworthiness of each Obligor and its related entities whilst any amount is or may be outstanding under the Finance Documents.

(c)	Nothing in any Finance Document obliges a Transferor Lender to:
(i)	accept a re-transfer from a Transferee Lender of any of the rights and obligations assigned or transferred under this Section 22; or
(ii)	support any losses directly or indirectly incurred by the Transferee Lender by reason of the non-performance by any Obligor of its obligations under the Finance Documents or otherwise.
22.5	Procedure for Transfer
(a)
Subject to the conditions set out in Section 22.2 (Conditions of Transfer) a transfer is effected in accordance with paragraph (c) below when the Administrative Agent executes an otherwise duly completed Transfer Certificate delivered to it by the Transferor Lender and the Transferee Lender.  The Administrative Agent shall, subject to paragraph (b) below, as soon as reasonably practicable after receipt by it of a duly completed Transfer Certificate appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Transfer Certificate.

(b)
The Administrative Agent shall only be obliged to execute a Transfer Certificate delivered to it by the Transferor Lender and the Transferee Lender once it is satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to the transfer to such Transferee Lender; provided that the Administrative Agent shall (unless it has reason to believe that the Transfer Certificate may be defective)  sign the Transfer Certificate on behalf of itself, the relevant Obligors, the Common Security Agent, and the other Lenders as soon as reasonably practicable after the Transfer Certificate is delivered to the Administrative Agent.

(c)	The Obligors, the Common Security Agent and the other Lenders irrevocably authorizes the Administrative Agent to sign Transfer Certificates on its behalf.
(d)	On the Transfer Date:
(i)
to the extent that in the Transfer Certificate the Transferor Lender seeks to transfer by a sale and assignment of its rights and an assumption of its obligations under the Finance Documents and in respect of the Transaction Security (and provided that any necessary accession or transfer documentation howsoever described under the Relevant Facility has been executed and delivered in accordance with the terms of the Relevant Facility) each of the Obligors and the Transferor Lender shall be released from further obligations towards one another under the Finance Documents and in respect of the Transaction Security and their respective rights against one another under the Finance Documents and in respect of the Transaction Security shall be cancelled (being the "Discharged Rights and Obligations");

(ii)
each of the Obligors and the Transferee Lender shall assume obligations towards one another and/or acquire rights against one another which differ from the Discharged Rights and Obligations only insofar as that Obligor or other Offshore Entity and the Transferee Lender have assumed and/or acquired the same in place of that Obligor and the Transferor Lender;

(iii)
to the extent specified in the Transfer Certificate, all rights and interests (present, future or contingent) which the Transferor Lender has under or by virtue of the Finance Documents are assigned to the Transferee Lender absolutely, free of any defects in the Transferor Lender's title and of any rights or equities which any Obligor or other Finance Party had against the Transferor Lender;

(iv)
the Transferee Lender becomes bound by all the provisions of the Finance Documents which are applicable to the Lenders generally, including those about pro rata sharing and the exclusion of liability on the part of, and the indemnification of, the Agents and, to the extent that the Transferee Lender becomes bound by those provisions (other than those relating to exclusion of liability), the Transferor Lender ceases to be bound by them;

(v)
the Transferee Lender becomes entitled to all the rights under the Finance Documents which are applicable to the Lenders generally, including but not limited to those relating to the Required Lenders, and to the extent that the Transferee Lender becomes entitled to such rights, the Transferor Lender ceases to be entitled to them;

(vi)
in respect of any breach of a warranty, undertaking, condition or other provision of a Finance Document or any misrepresentation made in or in connection with a Finance Document, the Transferee Lender shall be entitled to recover damages by reference to the loss incurred by it as a result of the breach or misrepresentation, irrespective of whether the Transferor Lender would have incurred a loss of that kind or amount;

(vii)
the Finance Parties shall acquire the same rights and assume the same obligations between themselves and in respect of the Transaction Security as they would have acquired and assumed had the Transferee Lender been an Original Lender with the rights, and/or obligations acquired or assumed by it as a result of the transfer and to that extent the Finance Parties shall each be released from further obligations to each other under the Finance Documents; and

(viii)	the Transferee Lender shall become a Party as a "Lender".
22.6	Copy of Transfer Certificate to the Company
The Administrative Agent shall, as soon as reasonably practicable after it has executed a Transfer Certificate, send to the Company a copy of that Transfer Certificate.
22.7	Security Interest over Lenders' Rights
In addition to the other rights provided to Lenders under this Section 22, each Lender may without consulting with or obtaining consent from any Obligor, at any time charge, assign or otherwise create Security Interests in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of that Lender including, without limitation:
(a)	any charge, assignment or other Security Interest to secure obligations to a federal reserve or central bank; and
(b)
in the case of any Lender which is a fund, any charge, assignment or other Security Interest granted to any holders (or trustee or representatives of holders) of obligations owed, or securities issued, by that Lender as security for those obligations or securities, except that no such charge, assignment or other Security Interest shall:
(i)
release a Lender from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant charge, assignment or Security Interest for the Lender as a party to any of the Finance Documents; or

(ii)	require any payments to be made by an Obligor or grant to any person any more extensive rights than those required to be made or granted to the relevant Lender under the Finance Documents.
22.8	Co-operation
Each Obligor shall, within 5 Business Days of a request from a Finance Party (or such later date as may be agreed by the relevant Finance Party), execute all such documents (including assignment or transfer agreements) and do all such acts as such Finance Party may reasonably specify (and in such form as such Finance Party may reasonably require) so as to facilitate an assignment or transfer permitted under this Section 22 to the extent such Obligors signature is required to effectuate such transfer.
22.9	Restriction on Debt Purchase by the Obligors and Investor
The Company shall not, and shall procure that neither any other Offshore Entity nor the Investor nor any affiliate or any Offshore Entity or the Investor shall be a Lender or enter into, or otherwise be a party to, any transaction where the Company, such other Offshore Entity or Investor or any affiliate of any Offshore Entity or the Investor:
(a)	enters into any participation or sub‑participation in respect of; or
(b)	enters into any other agreement or arrangement having an economic effect substantially similar to a participation or sub‑participation in respect of, any commitment or amount outstanding under any Existing Facility Agreement or the Guarantee Facility Agreement.
22.10	Lender re-organization; waiver of Transfer Certificate
If a Lender enters into any merger, de-merger or other reorganization as a result of which all its rights or obligations vest in a successor, the Agent may, if it sees fit, by notice to the successor and the Company, Administrative Agent and Common Security Agent waive the need for the execution and delivery of a Transfer Certificate and, upon service of the Administrative Agent's notice, the successor shall become a Lender with the same Commitment and Contribution as were held by the predecessor Lender.
22.11	Register
(a)
On and after the Effective Date, the Administrative Agent shall maintain a register in which it shall record the name, Exposure and administrative details (including the lending office) from time to time of each Lender holding a Transfer Certificate and the effective date of the Transfer Certificate; and the Administrative Agent shall make the register available for inspection by any Lender, the Common Security Agent and the Company during normal banking hours, subject to receiving at least three (3) Business Days' prior notice.

(b)	The entries on that register shall, in the absence of manifest error, be conclusive in determining the identities of the Lenders and the amounts of their Exposure and the effective dates of Transfer Certificates and may be relied upon by the Administrative Agent and the other parties to the Finance Documents for all purposes relating to the Finance Documents.
22.12	Participations; Increased Costs
(a)
A Lender may sub participate all or any part of its rights and/or obligations under or in connection with the Finance Documents without the consent of, or any notice to any Obligor, Agent or other Finance Party and the Lenders may assign, in any manner and terms agreed by the Required Lenders, the Administrative Agent and the Common Security Agent, all or any part of those rights to an insurer or surety who has become subrogated to them.

(b)
Any agreement or instrument pursuant to which a Lender sells a participation or sub-participation shall provide that such Lender shall retain the sole right to enforce the Finance Documents to which it is a party and to approve any amendment, modification or waiver of any provision thereof; provided that such agreement or instrument may provide that such Lender will not, without the consent of the participant or sub-participant, agree to any amendment, modification or waiver to any Finance Document which would request the consent of all Lenders of the Facilities or a Facility or each affected Lenders.  The Company agrees that each participant and each sub-participation shall be entitled to the benefits of the Agreed Increased Costs Section (subject to the requirements and limitations therein) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 22.1 (Transfer by the Lenders); provided that such participant or sub-participant shall not be entitled to receive any greater payment under the Agreed Increased Costs Section, with respect to any participation or sub-participation, than its participating Lender would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the participant or sub-participant acquired the applicable participation or sub-participation.  To the extent permitted by law, each participant and sub-participant also shall be entitled to the benefits of Section 27 (Set-off) as though it were a Lender; provided that such participant and sub-participant agrees to be subject to Section 33 (Sharing among the Finance Parties) as though it were a Lender.

22.13	Change in Facility Office
(a)	A Lender may change its lending office by giving notice to the Administrative Agent and the change shall become effective on the later of:
(i)	the date on which the Administrative Agent receives the notice; and
(ii)	the date, if any specified in the notice as the date on which the change will come into effect.
(b)
On receiving the notice referred to in (a), the Administrative Agent shall notify the Company and the Common Security Agent and, until the Agent receives such a notice, it shall be entitled to assume that a Lender is acting through the Facility Office of which the Administrative Agent last had notice.

23.	Changes to the Obligors
23.1	Assignment and Transfers by Obligors
No Obligor or any other Offshore Entity may assign any of its rights or transfer any of its rights or obligations under the Finance Documents without the consent of all Lenders.
23.2	Additional Obligors
(a)
Subject to compliance with the provisions of paragraphs (c) and (d) of Part 1.26 ("Know your customer" checks) of Schedule 7 (Agreed Affirmative and Negative Undertakings) Holdings may request that any of its Subsidiaries becomes an Obligor.

(b)
Holdings shall, and shall ensure that each Subsidiary identified in clause (a) of the definition of Additional Obligor shall, become a Obligor, an Additional Obligor and shall grant the New Transaction Security identified in Part 2 of Schedule 2 (Conditions Precedent) on or prior to the Effective Date.

(c)
Holdings shall procure that any other Subsidiary of Holdings formed, created or acquired by Holdings after the Effective Date shall, as soon as possible (but not more than 30 days after the date of such formation, creation or acquisition) become an Additional Obligor and Obligor hereunder and grant such Security Interest as the Administrative Agent may require.

(d)	A Subsidiary of Holdings shall become an Obligor and Additional Obligor if:
(i)	the Company and the proposed Additional Obligor delivers to the Administrative Agent a duly completed and executed Accession Agreement; and
(ii)
the Administrative Agent has received all of the documents and other evidence listed in Part 3 (Conditions Precedent Required to be Delivered by an Additional Obligor) of Schedule 2 (Conditions Precedent) in relation to that Additional Obligor, each in form and substance satisfactory to the Administrative Agent.

(e)
The Administrative Agent shall notify the Company and the Lenders promptly upon being satisfied that it has received (in form and substance satisfactory to it) all the documents and other evidence listed in Part 3 (Conditions Precedent Required to be Delivered by an Additional Obligor) of Schedule 2 (Conditions Precedent).

(f)
Other than to the extent that the Lenders notify the Administrative Agent in writing to the contrary before the Administrative Agent gives the notification described in paragraph (e) above, the Lenders authorize (but do not require) the Administrative Agent to give that notification.  The Administrative Agent shall not be liable for any damages, costs or losses whatsoever as a result of giving any such notification.

23.3	Repetition of Representations
Delivery of an Accession Agreement constitutes confirmation by the Additional Obligor that the representations and warranties referred to in Schedule 6 (Agreed Representations) are true and correct in relation to it as at the date of delivery as if made by reference to the facts and circumstances then existing.

24.	Payment Mechanics
24.1	Payments under a Finance Document
(a)
On each date on which an Obligor or a Lender is required to make a payment under a Finance Document relating to a Facility, that Obligor or Lender shall make the same available to the Administrative Agent or the relevant Facility Representative, as the case may be (unless a contrary indication appears in a Finance Document) for value on the due date at the time and in such funds specified by the Administrative Agent or Facility Representative (as applicable) as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

(b)
Payments by Obligors or Lenders shall be made to such account in the principal financial center of the country of the currency of payment (or, in relation to euro, in a principal financial center in a Participating Member State or London) with such bank as the relevant Finance Party specifies.

(c)
Each Party which makes a payment under a Finance Document relating to any Facility shall ensure that the Administrative Agent and each of the Facility Representatives relevant to that Facility is notified of such payment.

24.2	Distributions by the Administrative Agent or Facility Representative
Each payment received by the Administrative Agent or a Facility Representative under the Finance Documents relating to a Facility for another Party shall, subject to Section 24.3 (Distributions to an Obligor), Section 24.4 (Clawback) and Section 25.15 (Deduction from Amounts Payable by the Administrative Agent), be made available by the Administrative Agent or the relevant Facility Representative as soon as practicable after receipt to the Party entitled to receive payment in accordance with this Agreement to such account as that Party may notify to the Administrative Agent or the relevant Facility Representative by not less than 5 Business Days' notice with a bank in the principal financial center of the country of that currency (or, in relation to euro, in a principal financial center in a Participating Member State or London).
24.3	Distributions to an Obligor
The Administrative Agent or any Facility Representative may in accordance with Section 27 (Set‑Off) apply any amount received by it for that Obligor in or towards payment (on the date and in the currency and funds of receipt) of any amount due from that Obligor under the Finance Documents relating to a Facility or in or towards purchase of any amount of any currency to be so applied.
24.4	Clawback
(a)
Where a sum is to be paid to the Administrative Agent or a Facility Representative under the Finance Documents relating to a Facility for another Party, the Administrative Agent or that Facility Representative is not obliged to pay that sum to that other Party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum.

(b)	If the Administrative Agent or a Facility Representative pays an amount to another Party and it proves to be the case that the Administrative Agent or that Facility Representative had not actually received that amount, then the Party to whom that amount (or the proceeds of any related exchange contract) was paid by the Administrative Agent or that Facility Representative shall on demand refund the same to the Administrative Agent or that Facility Representative (as applicable) together with interest on that amount from the date of payment to the date of receipt by the Administrative Agent or that Facility Representative (as applicable), calculated by the Administrative Agent or that Facility Representative (as applicable) to reflect its cost of funds.
24.5	Partial Payments
(a)
Subject to the provisions of Section 33 (Sharing among the Finance Parties), if the Administrative Agent or a Facility Representative receives a payment for application against amounts due in respect of any Finance Documents relating to a Facility that is insufficient to discharge all the amounts then due and payable to the Administrative Agent, that Facility Representative or the Lenders under those Finance Documents by an Obligor under those Finance Documents, the Administrative Agent, that Facility Representative, as applicable, shall apply that payment towards the obligations of that Obligor relating to such Facility under those Finance Documents in the following order:

(i)
first, in or towards payment pro rata of any unpaid fees, costs and expenses of the Administrative Agent or that Facility Representative relating to such Facility, as applicable, under those Finance Documents;

(ii)
secondly, in or towards payment pro rata between the relevant Finance Parties of any portion of accrued interest, fee or commission due but unpaid relating to such Facility under those Finance Documents;

(iii)
thirdly, in or towards payment pro rata between the relevant Finance Parties of any principal due but unpaid relating to such Facility under those Finance Documents in the order specified elsewhere in the Finance Documents or, if not so specified, pro rata; and

(iv)	fourthly, in or towards payment pro rata between the relevant Finance Parties of any other sum due but unpaid relating to such Facility under those Finance Documents; and
(b)	Paragraph (a) above will override any appropriation made by an Obligor.
24.6	No Set-off by Obligors
All payments to be made by an Obligor under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.
24.7	Business Days
(a)
Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b)	During any extension of the due date for payment of any principal or an Unpaid Sum under this Agreement interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.
24.8	Currency of Account
(a)	Subject to paragraphs (b) to (f) below, US Dollars is the currency of account and payment for any sum due from an Obligor under any Finance Document relating to a Facility.

(b)
A repayment or prepayment of an Exposure of any Lender under a Facility or a part of an Exposure of any Lender under a Facility shall be made in the currency in which that Exposure is denominated on its due date.

(c)	A payment of an Unpaid Sum shall be made in the currency in which that Unpaid Sum is denominated on its due date.
(d)	Each payment of interest shall be made in the currency in which the sum in respect of which the interest is payable was denominated when that interest accrued.
(e)	Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.
(f)	Any amount expressed to be payable in a currency other than US Dollars shall be paid in that other currency.
24.9	Payments Discharge Obligations under Existing Finance Documents
For the avoidance of doubt, payments of principal in respect of a Facility made pursuant to the terms of the New Finance Documents will be treated as discharging the equivalent obligations in respect of that Facility under the relevant Existing Finance Documents.
24.10	Determination and Consultation Regarding Payments
(a)
At least 5 Business Days prior to the date on which an Obligor makes a payment (other than a payment pursuant to Section 12.4 (Payment of UPO Overhead Expenses), Section 12.5 (Free Cash Flow Sweep) and Section 13.3 (Application of Free Cash Flow of Ships)), under a Finance Document relating to a Facility (whether of interest, principal, fees or any other amount), the Company will provide to the Administrative Agent (for distribution to the Facility Representatives in respect of the Facility to which the payment relates) a schedule setting out how the payment is to be applied as between each Facility.

(b)
To the extent that the payment is a repayment or prepayment of principal in respect of one or more Facilities, the Company will consult with the Administrative Agent in determining the application of the payment as between each Facility.

(c)
The Company will advise the relevant Facility Representatives of the amount of any principal payment to be made to such Facility Representative under the Finance Documents relating to a Facility no later than 10:00 a.m. (New York time) on the date falling 3 Business Days prior to the date on which that payment is (or is required to be) made.

(d)	If any payment notified to a Facility Representative pursuant to Section 24.10(c) is not received, such Facility Representative will promptly notify the Administrative Agent.
24.11	Reference Banks
The Administrative Agent shall (if so instructed by the Required Lenders and in consultation with the Company) replace a Reference Bank with another bank or financial institution.

25.	The Administrative Agent and Common Security Agent
25.1	Appointment of the Administrative Agent
(a)	Each Lender appoints the Administrative Agent and to act as its agent under and in connection with the New Finance Documents.
(b)
Each Lender authorizes the Administrative Agent and to exercise the rights, powers and authorities specifically given to the Administrative Agent and under or in connection with the New Finance Documents together with any other incidental rights, powers and authorities.

(c)	Each Lender appoints the Common Security Agent to act as security agent under and in connection with the New Transaction Security Documents to which it is a party.
(d)
Each Lender hereby appoints the Common Security Agent as security trustee solely for the purpose of holding legal title to the Mortgage with respect to the UP OPAL on behalf of the Lenders, from time to time, with regard to the (i) security, powers, rights, titles, benefits and interests (both present and future) constituted by and conferred on the Lenders or any of them or for the benefit thereof under or pursuant to such Mortgage (including, without limitation, the benefit of all covenants, undertakings, representations, warranties and obligations given, made or undertaken by any Lender in such Mortgage), (ii) all money, property and other assets paid or transferred to or vested in any Lender or any agent of any Lender or received or recovered by any Lender or any agent of any Lender pursuant to, or in connection with such Mortgage, whether from an Obligor or any other person and (iii) all money, investments, property and other assets at any time representing or deriving from any of the foregoing, including all interest, income and other sums at any time received or receivable by any Lender or any agent of any Lender in respect of the same (or any part thereof).  The Common Security Agent hereby accepts such appointment as security trustee.

25.2	Interests of Lenders
Without limiting paragraphs (a) to (c) of Section 25.7 (Required Lenders' Instructions), in connection with the exercise of its powers, authorities or discretions (including, but not limited to, those in relation to any proposed modifications, waiver or authorization of any breach or proposed breach of any of the provisions of this Agreement), the Administrative Agent shall have regard to the general interests of the Lenders (taken as a whole) and shall not have regard to any interest arising from circumstances particular to individual Lenders.

25.3	Duties of the Administrative Agent
(a)	The Administrative Agent's duties under the New Finance Documents are solely mechanical and administrative in nature.
(b)	The Administrative Agent shall promptly forward to a Party the original or a copy of any document which is delivered to the Administrative Agent for that Party by any other Party.
(c)
Except where a New Finance Document specifically provides otherwise, the Administrative Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(d)
If the Administrative Agent receives notice from a Party referring to this Agreement, describing a Potential Event of Default and stating that the circumstance described is a Potential Event of Default, it shall promptly notify the other Finance Parties.

(e)
If the Administrative Agent is aware of the non-payment of any principal, interest or fee payable to a Finance Party (other than the Administrative Agent or the Common Security Agent) under this Agreement it shall promptly notify the other Finance Parties.

(f)
For the avoidance of doubt, the Administrative Agent shall be entitled to forward any information it receives from any person in connection with this Agreement and the Facilities to the other Agents and the Lenders.

25.4	No Fiduciary Duties
(a)	Nothing in this Agreement constitutes the Administrative Agent, the Common Security Agent, any Facility Representative or any other Agent as a trustee or fiduciary of any other person.
(b)
None of the Administrative Agent, the Common Security Agent, any Facility Representative or any other Agent shall be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account.

25.5	Business with the Obligors
The Administrative Agent, the Common Security Agent and each Facility Representative may accept deposits from, lend money to and generally engage in any kind of banking or other business with any Offshore Entity.
25.6	Rights of the Administrative Agent and each Facility Representative under an Existing Facility and the Guarantee Facility
(a)	The Administrative Agent and the Common Security Agent and each Facility Representative under an Existing Facility and the Guarantee Facility may rely on:
(i)
any representation, notice or document (including, for the avoidance of doubt and without limitation, any representation, notice or document communicating the consent of the Required Lenders pursuant to Section 31.1 (Finance Documents)) believed by it to be genuine, correct and appropriately authorized; and

(ii)
any statement made by the chief executive officer and/or the chief financial officer of any Obligor or by a director, authorized signatory or employee of any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify.

(b)
The Administrative Agent and the Common Security Agent may assume (unless it has received notice to the contrary in its capacity as agent for the Lenders) and each Facility Representative under an Existing Facility or the Guarantee Facility may assume that:

(i)	no Potential Event of Default has occurred (unless it has actual knowledge of a Potential Event of Default arising under Section 1 (Non-Payment) of Schedule 10 (Agreed Events of Default));
(ii)	any right, power, authority or discretion vested in any Party or the Required Lenders has not been exercised; and

(iii)	any notice or request made by the Company is made on behalf of and with the consent and knowledge of all the Obligors.
(c)
The Administrative Agent and the Common Security Agent and each Facility Representative under an Existing Facility or the Guarantee Facility may rely on the advice of any lawyers, accountants, surveyors or other experts.

(d)	The Administrative Agent and the Common Security Agent may act in relation to the Finance Documents through its personnel and agents.
(e)	The Administrative Agent may disclose to any other Party any information it reasonably believes it has received as administrative agent under this Agreement.
(f)
Any Facility Representative under an Existing Facility or the Guarantee Facility may disclose to any other Party any information it reasonably believes it has received as agent under an Existing Facility or the Guarantee Facility.

(g)
Notwithstanding any other provision of any Finance Document to the contrary, neither the Administrative Agent, nor the Common Security Agent, nor any Facility Representative under an Existing Facility or the Guarantee Facility is obliged to do or omit to do anything if it would or might in its reasonable opinion constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

(h)
Neither the Administrative Agent, nor the Common Security Agent is not obliged to disclose to any Finance Party any details of the rate notified to the Administrative Agent or the Common Security Agent by any Lender for the purpose of paragraph (a)(ii) of Section 16.2 (Market Disruption).

(i)	The Company shall be entitled to rely on any information or consent provided by the Administrative Agent provided on behalf of the Finance Parties (or any of them).
25.7	Required Lenders' Instructions
(a)
The Administrative Agent and the Common Security Agent, as applicable, shall (i) exercise any right, power or authority vested in it as Administrative Agent or Common Security Agent, as applicable in accordance with any instructions given to it by the Required Lenders (or, if appropriate, all of the Lenders) (or, if so instructed by the Required Lenders or all Lenders, refrain from exercising any right, power or authority vested in it as Administrative Agent or Common Security Agent, as applicable) and (ii) not be liable for any act (or omission) if it acts (or refrains from taking any action) in accordance with an instruction of the Required Lenders (or, if appropriate, all of the Lenders).

(b)	Unless a contrary indication appears in a New Finance Document, any instructions given by the Required Lenders will be binding on all the Finance Parties.
(c)
The Administrative Agent and the Common Security Agent may refrain from acting in accordance with the instructions of the Required Lenders (or, if appropriate, all of the Lenders) until it has received such Security Interest as it may require for any cost, loss or liability (together with any associated VAT) which it may incur in complying with the instructions.

(d)	In the absence of instructions from the Required Lenders, (or, if appropriate, the Lenders) the Administrative Agent or Common Security Agent, as applicable may act (or refrain from taking action) as it considers in its reasonable discretion to be in the best interests of the Lenders.
(e)
The Administrative Agent is not authorized to act on behalf of a Lender (without first obtaining that Lender's consent) in any legal or arbitration proceedings relating to any New Finance Document.  This paragraph (e) shall not apply to any legal or arbitration proceeding relating to the perfection, preservation or protection of rights under the Transaction Security Documents or enforcement of the Transaction Security or Transaction Security Documents.

(f)
No Facility Representative under an Existing Facility or the Guarantee Facility shall be liable for any act (or omission) if it acts (or refrains from taking any action) in accordance with an instruction of the Required Lenders (or, if appropriate, all of the Lenders) or the Relevant Lenders under a Finance Document relating to such Existing Facility or the Guarantee Facility (so long as not in contravention of this Agreement).

25.8	Responsibility for Documentation
Neither the Administrative Agent nor the Common Security Agent is responsible for:
(a)
the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by the Administrative Agent, the Common Security Agent, an Obligor or any other person given in or in connection with any Finance Document or the Transaction Security;

(b)
the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or the Transaction Security or any other agreement, arrangement or document entered into, made or executed in anticipation of or in connection with any Finance Document or the Transaction Security; or

(c)
any determination as to whether any information provided or to be provided to any Finance Party is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise.

25.9	Exclusion of Liability
(a)
Without limiting paragraph (b) below, none of the Administrative Agent or the Common Security Agent or any Facility Representative under an Existing Facility or the Guarantee Facility will be liable (including, without limitation, for negligence or any other category of liability whatsoever) for any action taken by it under or in connection with any Finance Document or the Transaction Security unless directly caused by its gross negligence or willful misconduct (as determined by a court of competent jurisdiction in a final non-appealable decision) (and, for the avoidance of doubt, the Administrative Agent, the Common Security Agent and Facility Representatives will not be liable in any circumstances for any consequential loss).

(b)
No Party (other than the Administrative Agent or the Common Security Agent or any Facility Representative under an Existing Facility or the Guarantee Facility) may take any proceedings against any officer, employee or agent of the Administrative Agent or the Common Security Agent or any Facility Representative under an Existing Facility or the Guarantee Facility in respect of any claim it might have against the Administrative Agent or the

Common Security Agent or such Facility Representative or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document and any officer, employee or agent of the Administrative Agent or the Common Security Agent or any Facility Representative under an Existing Facility or the Guarantee Facility may rely on this Section 25.
(c)
Neither the Administrative Agent nor the Common Security Agent nor any Facility Representative under an Existing Facility or the Guarantee Facility will be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Administrative Agent or the Common Security Agent or any Facility Representative under an Existing Facility or the Guarantee Facility if the applicable Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognized clearing or settlement system used by the Administrative Agent or the Common Security Agent or that Facility Representative under an Existing Facility or the Guarantee Facility for that purpose.

(d)
Nothing in this Agreement shall oblige the Administrative Agent or the Common Security Agent or any Facility Representative under an Existing Facility or the Guarantee Facility to carry out any checks pursuant to any laws or regulations relating to money laundering in relation to any person on behalf of any Lender and each Lender confirms to the Administrative Agent and the Common Security Agent and each Facility Representative under an Existing Facility or the Guarantee Facility that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Administrative Agent or the Common Security Agent or any Facility Representative under an Existing Facility or the Guarantee Facility.

(e)
Neither the Administrative Agent nor the Common Security Agent nor any Facility Representative under an Existing Facility or the Guarantee Facility will be liable for any action taken by it under it in connection with such Existing Facility or the Guarantee Facility unless directly caused by its gross negligence or willful breach.

25.10	Lenders' Indemnity to the Administrative Agent and Common Security Agent
Each Lender shall (in Proportion to its share under the Facilities or, if the aggregate amount of the Exposures of all of the Lenders under the Facilities are then zero, such Proportion immediately prior to their reduction to zero) indemnify the Administrative Agent and the Common Security Agent within 3 Business Days of demand, in each case against any cost, loss or liability incurred by the Administrative Agent (otherwise than by reason of the Administrative Agent's or the Common Security Agent's gross negligence or willful misconduct (as determined by a court of competent jurisdiction in a final non-appealable decision)) in acting as Agent under the New Finance Documents (unless the Administrative Agent or Common Security Agent has been reimbursed by an Obligor pursuant to a New Finance Document).
25.11	Resignation of the Administrative Agent or Common Security Agent
(a)
The Administrative Agent or Common Security Agent may resign by giving 30 days' notice to the other Finance Parties and the Company, in which case the Required Lenders (after consultation with the Company) may appoint a successor Administrative Agent or Common Security Agent.

(b)
If the Required Lenders have not appointed a successor Administrative Agent or Common Security Agent in accordance with paragraph (a) above within 20 days after notice of resignation was given, the retiring Administrative Agent or Common Security

Agent (after consultation with the Company) may appoint a successor Administrative Agent or Common Security Agent (acting through an office in the European Union).
(c)
The retiring Administrative Agent or Common Security Agent shall, at its own cost, make available to the successor Administrative Agent or Common Security Agent such documents and records and provide such assistance as the successor Administrative Agent or Common Security Agent may reasonably request for the purposes of performing its functions as Administrative Agent or Common Security Agent under the New Finance Documents.

(d)	The Administrative Agent's or Common Security Agent's resignation notice shall only take effect upon the appointment of a successor.
(e)
Upon the appointment of a successor, the retiring Administrative Agent or Common Security Agent shall be discharged from any further obligation in respect of the New Finance Documents but shall remain entitled to the benefit of this Section 25.11.  Any successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

(f)
Any proposed successor Administrative Agent or Common Security Agent shall only be appointed as a successor Administrative Agent or Common Security Agent if it has promptly upon the request of any Lender supplied, or procured the supply of, such documentation and other evidence as is reasonably requested by that Lender in order for that Lender to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

25.12	Confidentiality
(a)
In acting as agent for the Finance Parties, the Administrative Agent and Common Security Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

(b)
If information is received by another division or department of the Administrative Agent or Common Security Agent, it may be treated as confidential to that division or department and the Administrative Agent or Common Security Agent shall not be deemed to have notice of it.

(c)
Notwithstanding any other provision of any Finance Document to the contrary, neither the Administrative Agent, nor the Common Security Agent nor any Facility Representative under an Existing Facility or the Guarantee Facility is obliged to disclose to any other person (i) any Confidential Information or (ii) any other information if the disclosure would or might in its reasonable opinion constitute a breach of any law or a breach of a fiduciary duty.

(d)
In acting as agent under an Existing Facility or the Guarantee Facility, each Facility Representative under an Existing Facility or the Guarantee Facility shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.  If information is received by another division or department of such Facility Representative, it may be treated as confidential to that division or department and such Facility Representative under an Existing Facility or the Guarantee Facility shall not be deemed to have notice of it.

25.13	Relationship with the Lenders
(a)
The Administrative Agent may treat the person shown in its records as Lender at the opening of business (in the place of the Administrative Agent's principal office as notified to the Finance Parties from time to time) as the Lender acting through its Facility Office:

(i)	entitled to or liable for any payment due under any Finance Document on that day; and
(ii)	entitled to receive and act upon any notice, request, document or communication or make any decision or determination under any Finance Document made or delivered on that day, unless it has received not less than five Business Days' prior notice from that Lender to the contrary in accordance with the terms of this Agreement.
(b)
Each Lender shall supply the Administrative Agent with any information that the Common Security Agent may reasonably specify (through the Administrative Agent) as being necessary or desirable to enable the Common Security Agent to perform its functions as Common Security Agent.

(c)
Any Lender may by notice to the Administrative Agent appoint a person to receive on its behalf all notices, communications, information and documents to be made or dispatched to that Lender under the Finance Documents.  Such notice shall contain the address, fax number and (where communication by electronic mail or other electronic means is permitted under Section 28.6 (Electronic Communication)) electronic mail address and/or any other information required to enable the sending and receipt of information by that means (and, in each case, the department or officer, if any, for whose attention communication is to be made) and be treated as a notification of a substitute address, fax number, electronic mail address, department and officer by that Lender for the purposes of Section 28.2 (Addresses) and paragraph (a) of Section 28.6 (Electronic Communication) and the Administrative Agent shall be entitled to treat such person as the person entitled to receive all such notices, communications, information and documents as though that person were that Lender.

25.14	Credit Appraisal by the Lenders
Without affecting the responsibility of any Obligor for information supplied by it or on its behalf in connection with any Finance Document, each Lender confirms to the Administrative Agent and the Common Security Agent and each Facility Representative under an Existing Facility or the Guarantee Facility that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document including but not limited to:
(a)	the financial condition, status and nature of each Offshore Entity;
(b)
the legality, validity, effectiveness, adequacy or enforceability of any Finance Document and the Transaction Security and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document or the Transaction Security;

(c)	whether that Finance Party has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Finance

Document, the Transaction Security, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document;
(d)
the adequacy, accuracy and/or completeness of any other information provided by the Administrative Agent, any Party or by any other person under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document;

(e)
the right or title of any person in or to, or the value or sufficiency of any part of the Collateral, the priority of any of the Transaction Security or the existence of any Security Interest affecting the Collateral; and

(f)	the legality, validity, effectiveness, adequacy or enforceability of any action taken or made in connection with any Existing Facility, the Guarantee Facility or other Finance Document.
25.15	Deduction from Amounts Payable by the Administrative Agent or Common Security Agent
If any Party owes an amount to the Administrative Agent or Common Security Agent under the New Finance Documents the Administrative Agent or Common Security Agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any payment to that Party which the Administrative Agent or Common Security Agent would otherwise be obliged to make under the New Finance Documents and apply the amount deducted in or towards satisfaction of the amount owed.  For the purposes of the New Finance Documents that Party shall be regarded as having received any amount so deducted.
26.	Conduct of Business by the Finance Parties
No provision of this Agreement will:
(a)	interfere with the right of any Finance Party to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;
(b)	oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or
(c)	oblige any Finance Party to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.
27.	Set-Off
A Finance Party may set off any obligation due from an Obligor under the Finance Documents relating to a Facility (to the extent beneficially owned by that Finance Party) against any obligation owed by that Finance Party to that Obligor, regardless of the place of payment, booking branch or currency of either obligation.  If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

28.	Notices
28.1	Communications in Writing
Unless otherwise specifically provided, any notice under or in connection with this Agreement and any New Finance Document shall be given by letter, electronic mail ("Email") or fax and references herein and in the New Finance Documents to written notices, notices in writing and notices signed by particular persons shall be construed accordingly.
28.2	Addresses
The address, fax number and Email details (and person or department for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with this Agreement and the New Finance Documents is:
(a)	in the case of the Company:
Address:          Av. Leandro N. Alem 986, 11th floor, Buenos Aires, Argentina
Fax:          +54 (11) 4315 – 0468
Telephone:          +54 (11) 4875 – 0400
Attention:          Cecilia Yad
Email:          cyad@ultrapetrol.net

(b)	in the case of each other Obligor, the details stated in the signing pages to this Agreement;
(c)
in the case of each Facility Representative, Existing Security Agent or Lender, the details stated in the signing pages to this Agreement or the details notified in writing to the Administrative Agent on or prior to the date on which it becomes a Party;

(d)	in the case of the Administrative Agent:
Address:          Zeelandia Office Park, Kaya W.F.G. Mensing 14, Willemstad, Curacao
Fax:          +5999 465 2366
Email:          TLS.Curacao@dvbbank.com
Attention:          Natacha Bloem and Eric Maduro
with a copy to
Address:          DVB Bank SE, c/o DVB Transport (US) LLC, 609 Fifth Avenue, 5th Floor, New York, New York 10017
Fax:          +212 8582663
Email:          Camila.Policarpio@dvbbank.com
Attention:          Camila Policarpio

(e)	in the case of the Common Security Agent:
Address:           Zeelandia Office Park, Kaya W.F.G. Mensing 14, Willemstad, Curacao
Fax:          +5999 465 2366
Email:          TLS.Curacao@dvbbank.com
Attention:          Natacha Bloem and Eric Maduro
with a copy to

Address:          DVB Bank SE, c/o DVB Transport (US) LLC, 609 Fifth Avenue, 5th Floor, New York, New York 10017
Fax:          +212 8582663
Email:          Camila.Policarpio@dvbbank.com
Attention:          Camila Policarpio

or to such other address as the relevant party may notify the Agent or, if the relevant party is the Agent or the Security Agent, the Company, the Lenders and the Finance Parties.
28.3	Delivery
(a)	Subject to Section 28.3(b) and (c),
(i)	a notice which is delivered personally or posted shall be deemed to be served, and shall take effect, at the time when it is delivered;
(ii)	a notice which is sent by Email shall be deemed to be served, and shall take effect, at the time when it is actually received in readable form; and
(iii)	a notice which is sent by fax shall be deemed to be served, and shall take effect, two (2) hours after its transmission is completed in legible form.
(b)	However, if under Section 28.3(a) a notice would be deemed to be served a:
(i)	on a day which is not a Business Day in the place of receipt; or
(ii)	on such a Business Day, but after 5:00 p.m. local time
(iii)	the notice shall (subject to Section 28.3(c)) be deemed to be served, and shall take effect, at 9:00 a.m. on the next day which is such a Business Day.
(c)
Section 28.3 (a) and (b) do not apply if the recipient of a notice notifies the sender within one (1) hour after the time at which the notice would otherwise be deemed to be served that the notice has been received in a form which is illegible in a material respect.

28.4	Valid Notices.
A notice under or in connection with this Agreement or any New Finance Document shall not be invalid by reason that its contents or the manner of serving it do not comply with the requirements of this Agreement or, where appropriate, any other New Finance Document under which it is served if:
(a)
the failure to serve it in accordance with the requirements of this Agreement or other New Finance Document, as the case may be, has not caused any party to suffer any significant loss or prejudice; or

(b)	in the case of incorrect and/or incomplete contents, it should have been reasonably clear to the party on which the notice was served what the correct or missing particulars should have been.
28.5	Notification of Address, Email Address or Fax Number
Promptly upon receipt of notification of an address, email address or fax number or change of address, email address or fax number pursuant to Section 28.2 (Addresses) or changing its own address, email address or fax number, the Administrative Agent shall notify the other Parties.

28.6	Electronic Communication
(a)
Any communication to be made between the Administrative Agent or Common Security Agent and a Lender under or in connection with the New Finance Documents may be made by Email or other electronic means, if the Administrative Agent or Common Security Agent and the relevant Lender:

(i)	notify each other in writing of their Email address and/or any other information required to enable the sending and receipt of information by that means; and
(ii)	notify each other of any change to their respective Email addresses or any other such information supplied to them.
(b)
Any electronic communication made between the Administrative Agent or Common Security Agent and a Lender will be effective only when actually received in readable form and, in the case of any electronic communication made by a Lender to the Administrative Agent or Common Security Agent, only if it is addressed in such a manner as the Administrative Agent or Common Security Agent shall specify for this purpose.

(c)
The Company shall promptly on request deliver to the Administrative Agent in paper form (and in the number of copies requested) any communication or document delivered by Email or other electronic means to a Finance Party by or on behalf of an Obligor.

28.7	English Language
(a)	Any notice under or in connection with a New Finance Document shall be in English.
(b)	All other documents provided under or in connection with any New Finance Document must be:
(i)	in English; or
(ii)
if not in English, and if so required by the Administrative Agent, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

28.8	Meaning of "notice"
In this Section 28, "notice" includes any demand, consent, authorization, approval, instruction, waiver or other communication.
29.	Calculations and Certificates
29.1	Finance Party Accounts
Each Finance Party shall maintain accounts showing the amounts owing to it by the Company and each other Obligor under the New Finance Documents and all payments in respect of those amounts made by the Company and any other Obligor.

29.2	Accounts prima facie evidence.
If any accounts maintained under Section 29.1 and this Section 29.2 show an amount to be owing by the Company or any other Obligor to a Finance Party, those accounts shall be prima facie evidence that that amount is owing to that Finance Party.
29.3	Certificates and Determinations
Any certification or determination by a Finance Party of a rate or amount under any New Finance Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.
29.4	Day Count Convention
All interest and commitment fee and any other payments under any New Finance Document which are of an annual or periodic nature shall accrue from day to day and shall be calculated on the basis of the actual number of days elapsed and a 360 day year.
30.	Preservation
30.1	Partial Invalidity
If, at any time, any provision of the New Finance Documents is or becomes illegal, invalid or unenforceable in any respect under any law or regulation of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the laws or regulations of any other jurisdiction will in any way be affected or impaired.
30.2	Remedies and Waivers
No failure to exercise, nor any delay in exercising, on the part of any Finance Party, any right or remedy under the New Finance Documents shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy.  No election to affirm this Agreement on the part of any Finance Party shall be effective unless it is in writing.  The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law or regulation.
31.	Amendments and Waivers
31.1	Finance Documents
(a)
Subject to Section 31.2 (Exceptions), any term of the Finance Documents may be amended or waived only with the consent of the Required Lenders and the Company and any such amendment or waiver will be binding on all Parties.

(b)	The Administrative Agent and Security Agent may effect, on behalf of any Finance Party, any amendment or waiver permitted by this Section 31.
(c)
The Company may effect, as agent of each Obligor, any amendment or waiver permitted by this Section 31 and each Obligor agrees to any such amendment or waiver permitted by this Section 31 which is agreed to by the Company.  This includes any amendment or waiver which would, but for this paragraph (c) require the consent of all Obligors.

31.2	Exceptions
(a)	An amendment or waiver that has the effect of changing or which relates to:
(i)	the definition of "Lender", "Relevant Lenders", "Required Lenders", "Ringfencing Requirements", or "Party" in Section 1.1 (Definitions);
(ii)	any extension to the date of payment of any amount of principal or interest under the Finance Documents;
(iii)	any extension to the Final Maturity Date;
(iv)	the reborrowing of any part of any Facility which is cancelled, prepaid or repaid;
(v)
any reduction in the Applicable Margin or any reduction in the amount (or, in respect of interest, fees and commissions, the rate) of any principal amount outstanding, interest, fees or commission payable (or the allocation as among the Lenders of such payment);

(vi)	a change in currency of payment of any amount under the Finance Documents;
(vii)	an increase in or an extension of any Exposure of any Lender under a Facility;
(viii)	a change to the Company or any of the Obligors as a borrower or the release of any guarantee and indemnity granted under a Finance Document;
(ix)	any provision which expressly requires the consent of all the Lenders;
(x)
Section 5 (Relationship between the Finance Parties and the Obligors), Section 9.4 (Repayment of Existing Facilities and Repricing), Section 9.6 (Replacement of Specific Provisions), Section 9.10 (Most Favored Lender), Section 10.3 (Application of Proceeds), Section 10.4 (Deficiency Claims), Section 11 (Restrictions on Lenders), Section 12 (Cash Management), Section 13.3 (Application of Free Cash Flow of Ships), Section 13.5 (Application of Mandatory Prepayments), Section 19 (Increased Costs and Indemnities), Section 22 (Changes to the Lenders), Section 23 (Changes to the Obligors), this Section 31 or Section 33 (Sharing among the Finance Parties);

(xi)
any change in the nature or scope of any Transaction Security granted in favor of all Existing Facilities and the Guarantee Facility or the manner in which the proceeds of such Transaction Security are distributed, whether proceeds from foreclosure, voluntary sale, Total Loss or other disposition, except to the extent expressly permitted under this Agreement; or

(xii)
the release of any Transaction Security granted in favor of all Existing Facilities and the Guarantee Facility except to the extent that it relates to the sale or disposal of property subject to the Transaction Security where that sale or disposal is expressly permitted under this Agreement, shall not be made without the prior consent of all the Lenders (and, for the avoidance of doubt, the Company or the relevant Obligor).

(b)	An amendment or waiver that has the effect of changing or which relates to:
(i)
any provision of Part 1 (Insurance Covenants) or Part 2 (Ship Covenants) of Schedule 9 (Agreed Insurance and Ship Covenants) or to Sections 2 (Financial Covenants and other obligations), 3 (Other Obligations), 9 (Expropriation), 13 (Total Loss or Major Casualty), 15 (Loss of Consent), 17 (Security Jeopardized) or 20 (Survey; Repairs) of Schedule 10 (Agreed Events of Default) as it relates to an Existing Facility or the Guarantee Facility;

(ii)	release or termination of any guarantee or indemnity granted under a Finance Document in favor of an Existing Facility or the Guarantee Facility;
(iii)
any change in the nature or scope of any Transaction Security granted solely in favor of an Existing Facility or the Guarantee Facility except to the extent expressly permitted under this Agreement; or

(iv)
the release of any Transaction Security granted in favor of an Existing Facility or the Guarantee Facility except to the extent that it relates to the sale or disposal of property subject to the Transaction Security where that sale or disposal is expressly permitted under this Agreement, shall not be made without the prior consent of the Relevant Lenders with respect to that Existing Facility or the Guarantee Facility, as the case may be (and, for the avoidance of doubt, the Company or the relevant Obligor).
(c)	An amendment or waiver that has the effect of changing or which relates to:
(i)	the manner in which the proceeds of enforcement of any Transaction Security granted in favor of an Existing Facility or the Guarantee Facility are distributed; or
(ii)	the calculation of Relevant Lenders under any Existing Facility Agreement or the Existing Guarantee Facility Agreement,
shall not be made without the prior consent of the Relevant Lenders with respect to that Existing Facility or the Guarantee Facility, as the case may be (and, for the avoidance of doubt, the Company or the relevant Obligor).
(d)
An amendment or waiver which relates to the rights or obligations of a Facility Representative or an Existing Security Agent under an Existing Facility or the Guarantee Facility or the Administrative Agent or Common Security Agent may not be effected without the consent of the relevant Facility Representative or the relevant Existing Security Agent under such Existing Facility or the Guarantee Facility or the Administrative Agent or Common Security Agent (as the case may be) at such time.

(e)
If an amendment, waiver or consent may impose new or additional obligations on or withdraw or reduce the rights of any Party other than in a way which affects or would affect Lenders of that Party's class generally, the consent of that Party is required.

31.3	Snooze/Lose
(a)	If in relation to:

(i)	a request for a consent, approval, release or waiver or agreement to any amendment (a "Consent") in relation to any of the terms of this Agreement or any other Finance Document;
(ii)	a request to participate in any other vote of Lenders under the terms of this Agreement or any other Finance Document;
(iii)	a request to approve any other action under this Agreement or any other Finance Document;
(iv)	a request to provide any confirmation or notification under this Agreement or any other Finance Document; or
(v)	any other request from the Administrative Agent or Common Security Agent under this Agreement or any other Finance Documents;
any Lender fails to respond to that request within 10 Business Days  of that request being made or such longer period as the Administrative Agent or Common Security Agent may specify, that confirmation or notification shall be deemed to have been given.
(b)	The provisions of paragraph (a) above shall not apply in respect of any Consent referred to in paragraph (a) of Section 31.2 (Exceptions).
32.	Confidentiality
32.1	Confidential Information
Each Finance Party agrees to maintain the confidentiality of Confidential Information, and not to disclose it to anyone, save to the extent permitted by Section 32.2 (Disclosure of Confidential Information), to the same degree of care as such person would accord to its own confidential information.
32.2	Disclosure of Confidential Information
Any Finance Party may disclose:
(a)	to any of its Affiliates and any of its or their officers, directors, employees, professional advisers, auditors, partners and representatives;
(b)	to any other Party to the Finance Documents;
(c)	to BNDES or any other export credit agency providing support to a Finance Party with respect to an Existing Facility or the Guarantee Facility;
(d)
to the extent required or requested by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body (including any self-regulatory authority, such as the National Association of Insurance Commissioners), the rules of any relevant stock exchange or pursuant to any applicable law or regulation;

(e)	to the extent required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes;
(f)	to any person:

(i)
to (or through) whom it assigns or transfers (or may potentially assign or transfer) all or any of its rights and obligations under one or more Finance Documents and to any of that person's Affiliates, representatives and professional advisers;

(ii)
with (or through) whom it enters into (or may potentially enter into), whether directly or indirectly, any participation or sub‑participation in relation to, or any other transaction under which payments are to be made or may be made by reference to, one or more Finance Documents and/or one or more Obligors and to any of that person's Affiliates, representatives and professional advisers;

(iii)	to whom or for whose benefit that Finance Party charges, assigns or otherwise creates a Security Interest (or may do so) pursuant to Section 22.7 (Security Interest over Lenders' rights);
(iv)
regarding the funding, re-financing, transfer, assignment, sale, sub-participation or operational arrangement or other transaction in relation to the Loan, its Contribution or its commitment, including without limitation, for purposes in connection with a securitization or any enforcement, preservation, assignment, transfer, sale, participation or sub-participation of any of such Finance Parties' rights and obligations; or

(v)	with the consent of the Company;
in each case, provided that such Finance Party has taken commercially reasonable efforts to ensure that any person to whom such Finance Party passes any information in accordance with the terms of this Section 32.2 undertakes to maintain the confidentiality of such information so as to protect any material non-public information of the Obligors; or
(g)
to any rating agency (including its professional advisers) such Confidential Information as may be required to be disclosed to enable such rating agency to carry out its normal rating activities in relation to the Finance Documents and/or the Obligors if the rating agency to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information.

32.3	Entire Agreement
This Section 32 constitutes the entire agreement between the Parties in relation to the obligations of the Finance Parties under the Finance Documents regarding Confidential Information and supersedes any previous agreement, whether express or implied, regarding Confidential Information.
32.4	Inside Information
Each of the Finance Parties acknowledges that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and each of the Finance Parties undertakes not to use any Confidential Information for any unlawful purpose.

32.5	Banking Secrecy
Without prejudice to Section 32.2 (Disclosure of Confidential Information), each Obligor hereby grants its express consent to each Finance Party for the disclosure by such Finance Party to the other Finance Parties of any confidential information and information about the balance, status and any other information with respect to any accounts maintained with such Finance Party which may constitute under applicable law banking secrecy information with respect to such Obligor and/or such accounts (the "Information").  Each Obligor hereby agrees and authorizes each Finance Party to use the Information for any lawful purpose which relates to the performance by such Obligor of its rights and obligations under this Agreement and any of the Finance Documents.
33.	Sharing among the Finance Parties
33.1	Payments to Finance Parties
If a Finance Party (a "Recovering Finance Party") receives or recovers any amount from an Obligor other than in accordance with Section 24 (Payment Mechanics) or otherwise receives or recovers more than the amount to which it is entitled under the Finance Documents relating to a Facility (whether by way of set-off or otherwise) (a "Recovered Amount") and applies that amount to a payment due under the Finance Documents relating to a Facility then:
(a)	the Recovering Finance Party shall within 3 Business Days, notify details of the receipt or recovery, to the Administrative Agent;
(b)
the Administrative Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Finance Party is entitled to receive under the Finance Documents relating to a Facility, without taking account of any Tax which would be imposed on the Administrative Agent in relation to the receipt, recovery or distribution; and

(c)
the Recovering Finance Party shall within 3 Business Days, in each case of demand by the Administrative Agent, pay to the Administrative Agent an amount (the "Sharing Payment") equal to such receipt or recovery less any amount which the Administrative Agent determines may be retained by the Recovering Finance Party as the amount to which it is entitled to receive under Section 10.3 (Application of Proceeds), Section13.3 (Application of Free Cash Flow of Ships), Section 13.5 (Application of Mandatory Prepayments) or otherwise the Finance Documents relating to a Facility.

33.2	Recovering Finance Party's Rights
(a)
On a distribution by the Administrative Agent under Section 33.1 (Payments to Finance Parties) of a payment received by a Recovering Finance Party from an Obligor, as between the relevant Obligor and the Recovering Finance Party, an amount of the Recovered Amount equal to the Sharing Payment will be treated as not having been paid by that Obligor.

(b)
If and to the extent that the Recovering Finance Party is not able to rely on its rights under paragraph (a) above, the relevant Obligor shall be liable to the Recovering Finance Party for a debt equal to the Sharing Payment which is immediately due and payable.

33.3	Reversal of Redistribution
If any part of the Sharing Payment received or recovered by a Recovering Finance Party becomes repayable and is repaid by that Recovering Finance Party, then:
(a)
each other Finance Party shall, upon request of the Administrative Agent, pay to the Administrative Agent for the account of that Recovering Finance Party an amount equal to the appropriate part of its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Finance Party for its proportion of any interest on the Sharing Payment which that Recovering Finance Party is required to pay) (the "Redistributed Amount"); and

(b)	as between the relevant Obligor and each relevant other Finance Party, an amount equal to the relevant Redistributed Amount will be treated as not having been paid by that Obligor.
33.4	Exceptions
(a)
This Section 33 shall not apply to the extent that the Recovering Finance Party would not, after making any payment pursuant to this Section, have a valid and enforceable claim against the relevant Obligor.

(b)
A Recovering Finance Party is not obliged to share with any other Finance Party, any amount which the Recovering Finance Party has received or recovered as a result of taking legal or arbitration proceedings, if:

(i)	it notified the other Finance Party of the legal or arbitration proceedings; and
(ii)
the other Finance Party had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice and did not take separate legal or arbitration proceedings.

33.5	Transfers
The Recovering Finance Party and the other Finance Parties will make such transfers under Section 22 (Changes to the Lenders) between themselves as are necessary to achieve the redistribution contemplated by this Section 33 (Sharing among the Finance Parties).

34.	Governing Law and Jurisdiction
34.1
Governing Law. THIS AGREEMENT AND THE OTHER FINANCE DOCUMENTS AND ANY CLAIMS, CONTROVERSY, DISPUTE OR CAUSE OF ACTION (WHETHER IN CONTRACT OR TORT OR OTHERWISE) BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER FINANCE DOCUMENT (EXCEPT, AS TO ANY OTHER FINANCE DOCUMENT, AS EXPRESSLY SET FORTH THEREIN) AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, INCLUDING BUT NOT LIMITED TO THE VALIDITY, INTERPRETATION, CONSTRUCTION, BREACH, ENFORCEMENT OR TERMINATION HEREOF AND THEREOF, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

34.2	Consent to Jurisdiction
(a)
Each of the Obligors hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York County, and any appellate court thereof, in any action or proceeding arising out of or relating to this Agreement or any of the other Finance Documents to which such Obligor is a party or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State Court or, to the extent permitted by law, in such Federal court.  Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b)
Nothing in this Section 34.2 shall affect the right of a Finance Party to bring any action or proceeding against an Obligor or its property in the courts of any other jurisdictions where such action or proceeding may be heard.

(c)	Each of the Obligors hereby irrevocably and unconditionally waives to the fullest extent it may legally and effectively do so:
(i)
any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any other Finance Document to which it is a party in any New York State or Federal court and the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court; and

(ii)
any immunity from suit, the jurisdiction of any court in which judicial proceedings may at any time be commenced with respect to this Agreement or any other Finance Document or from any legal process with respect to itself or its property (including without limitation attachment prior to judgment, attachment in aid of execution of judgment, set-off, execution of a judgment or any other legal process), and to the extent that in any such jurisdiction there may be attributed to such person such an immunity (whether or not claimed), such person hereby irrevocably agrees not to claim such immunity.

(d)
Each of the Obligors hereby agrees to appoint CT Corporation System, with offices currently located at 111 Eighth Avenue, 13th Floor, New York, NY 10011, as its designated agent for service of process for any action or proceeding arising out of or relating to this Agreement or any other Finance Document.  Each of the Company and the

Obligors also irrevocably consents to the service of any and all process in any such action or proceeding by the mailing of copies of such process to its address specified in Section 28 (Notices).  Each of the Obligors also agrees that service of process may be made on it by any other method of service provided for under the applicable laws in effect in the State of New York.
34.3	Finance Party Rights Unaffected.
Nothing in this Section 34 shall exclude or limit any right which any Finance Party may have (whether under the law of any country, an international convention or otherwise) with regard to the bringing of proceedings, the service of process, the recognition or enforcement of a judgment or any similar or related matter in any jurisdiction.
34.4	Meaning of "Proceedings."
In this Section 34, "proceedings" means proceedings of any kind, including an application for a provisional or protective measure.
35.	WAIVER OF JURY TRIAL.
EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER FINANCE DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).  EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER FACILITY AGREEMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.
36.	PATRIOT Act Notice.
Each of the Agents and the Lenders hereby notifies the Obligors that pursuant to the requirements of the PATRIOT Act and the policies and practices of the Agent and each Lender, the Administrative Agent and each of the Lenders is required to obtain, verify and record certain information and documentation that identifies each Obligor, which information includes the name and address of each Obligor and such other information that will allow the Administrative Agent and each of the Lenders to identify each Obligor in accordance with the PATRIOT Act.
37.	Contractual Recognition of Bail-In
37.1	Definitions.
As used herein:
"Bail-In Action" means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.

"Bail-In Legislation" means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.
"EEA Financial Institution" means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent;
"EEA Member Country" means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.
"EEA Resolution Authority" means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.
"EU Bail-In Legislation Schedule" means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.
"Write-Down and Conversion Powers" means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.
37.2	Acknowledgement and Consent to Bail-In of EEA Financial Institutions.
Notwithstanding anything to the contrary in any Finance Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any Finance Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:
(a)
the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and

(b)	the effects of any Bail-In Action on any such liability, including, if applicable:
(i)	a reduction in full or in part or cancellation of any such liability;
(ii)
a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Finance Document; or

(iii)	the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority.

38.	Supplemental
38.1	Rights cumulative, non-exclusive.
The rights and remedies which the Finance Documents give to each Finance Party are:
(a)	cumulative;
(b)	may be exercised as often as appears expedient; and
(c)	shall not, unless a Finance Document explicitly and specifically states so, be taken to exclude or limit any right or remedy conferred by any law.
38.2	Severability of provisions.
If any provision of a Finance Document is or subsequently becomes void, unenforceable or illegal, that shall not affect the validity, enforceability or legality of the other provisions of that Finance Document or of the provisions of any other Finance Document.
38.3	Counterparts; Integration.
This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract.  This Agreement and the other Finance Documents, and any separate letter agreements with respect to fees payable to the Finance Parties, constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof.  Delivery of an executed counterpart of a signature page of this Agreement by facsimile or in electronic (i.e., "pdf" or "tif") format shall be effective as delivery of a manually executed counterpart of this Agreement.
38.4	Electronic Execution of Transfers.
The words "execution," "signed," "signature," and words of like import in any Transfer Certificate shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.
38.5	Binding Effect.
This Agreement shall become effective on the Effective Date and thereafter shall be binding upon and inure to the benefit of each of the parties hereto and their respective successors and assigns.
This Agreement has been entered into on the date stated at the beginning of this Agreement.

Schedule 1

 The Parties
Part 1
 The Original Obligors
The Company and an Original Obligor
No.	Company and an Original Obligor	Jurisdiction	Registration number or equivalent
1.	UP Offshore (Bahamas) Ltd.	Bahamas	122268
Other Original Obligors
No.	Original Obligor	Jurisdiction	Registration number or equivalent
1.	UP Offshore Apoio Maritimeo (Brazil) Ltda.	Brazil	332.0679631-2
2.	UP Offshore (Uruguay) S.A.	Uruguay	3470
3.	Ingatestone Holdings Inc.	Panama	619135
4.	Woodrow Shipping Inc.	Panama	615816
5.	Amber Shipping Inc.	Panama	596946
6.	Springwater Shipping Inc.	Panama	594445
7.	Bayshore Shipping Inc.	Panama	619132
9.	Packet Maritime Inc.	Panama	417021
10.	Padow Shipping Inc.	Panama	416994
11.	Glasgow Shipping, Inc.	Panama	666579
12.	Zubia Shipping, Inc.	Panama	666539
13.	Linford Trading Inc.	Panama	809573
14.	Leeward Shipping, Inc.	Panama	802537
15.	Jura Shipping, Inc.	Panama	815414

Part 2
 The Original Lenders
Facility Agreement	Original Lender(s)	Exposure as of the Effective Date	Proportion of total Exposure as of the Effective Date
UP Offshore Brazil $15 Million Facility Agreement	DVB Bank SE	$3,878,174.79	2.43%
UP Offshore Bahamas $25 Million Facility Agreement	DVB Bank SE	$6,541,499.65	4.10%
UP Offshore Bahamas $61.3 Million Facility Agreement	DVB Bank SE	$19,671,223.95	12.33%
UP Offshore Bahamas $40 Million Facility Agreement	DVB Bank SE	$22,583,749.10	14.16%
Revolving Credit Agreement	DVB Bank America N.V.	$25,698,748.62	16.11%
Ingatestone Facility Agreement	DVB Bank America N.V. NIBC Bank N.V. ABN AMRO Capital USA LLC	$13,065,339	8.19%
		$13,065,339	8.19%
		$13,065,339	8.19%
Linford Facility Agreement	DVB Bank America N.V. NIBC Bank N.V.	$12,551,113	7.87%
		$12,551,113	7.87%
Guarantee Facility Agreement	DVB Bank SE	$16,820,295.00[1]	10.55%
	Total	$159,491,934.00	100.00%

1 Reflects the undrawn amount under First Demand Guarantee as of the Effective Date.

Part 3
 The Existing Security Agents
Existing Facility Agreement or Existing Guarantee Facility Agreement	Security Agents
Existing Guarantee Facility Agreement	DVB Bank SE
UP Offshore Brazil $15 Million Facility Agreement	DVB Bank SE (formerly DVB Bank AG)
UP Offshore Bahamas $25 Million Facility Agreement	DVB Bank SE (formerly DVB Bank AG)
UP Offshore Bahamas $61.3 Million Facility Agreement	DVB Bank SE (formerly DVB Bank AG)
UP Offshore Bahamas $40 Million Facility Agreement	DVB Bank America N.V.
Revolving Credit Agreement	DVB Bank SE
Ingatestone Facility Agreement	DVB Bank America N.V.
Linford Facility Agreement	DVB Bank America N.V.

Part 4
 The Facility Representatives
Existing Facility Agreement or Existing Guarantee Facility Agreement	Facility Representatives
Existing Guarantee Facility Agreement	DVB Bank SE
UP Offshore Brazil $15 Million Facility Agreement	DVB Bank SE (formerly DVB Bank AG)
UP Offshore Bahamas $25 Million Facility Agreement	DVB Bank SE (formerly DVB Bank AG)
UP Offshore Bahamas $61.3 Million Facility Agreement	DVB Bank SE (formerly DVB Bank AG)
UP Offshore Bahamas $40 Million Facility Agreement	DVB Bank America N.V.
Revolving Credit Agreement	DVB Bank SE
Ingatestone Facility Agreement	DVB Bank America N.V.
Linford Facility Agreement	DVB Bank America N.V.

Schedule 2

 Conditions Precedent
Part 1
 Initial Conditions Precedent
1.	Original Obligors
(a)
Copies of certificates dated as of a date reasonably near the date of this Agreement, certifying that each of the Original Obligors is duly constituted, incorporated or formed and in good standing (or its nearest equivalent) under the laws of such Original Obligor's jurisdiction of incorporation.

(b)	Copies of resolutions of the board of directors (or equivalent body) and, if required by law, the shareholders (or equivalent), of each Original Obligor:
(i)
approving the terms of, and the transactions contemplated by, this Agreement, the Ringfencing Documents and the New Finance Documents to which it is a party and resolving that it execute, deliver and perform this Agreement, the Ringfencing Documents and the New Finance Documents to which it is a party;

(ii)	authorizing a specified person or persons to execute this Agreement, the Ringfencing Documents and the New Finance Documents to which it is a party on its behalf;
(iii)
authorizing a specified person or persons, on its behalf, to sign and/or dispatch all documents and notices to be signed and/or dispatched by it under or in connection with the this Agreement, Ringfencing Documents and the New Finance Documents to which it is a party; and

(iv)	in the case of an Original Obligor other than the Company, authorizing the Company to act as its agent in connection with the Finance Documents.
(c)
A specimen of the signature of each person authorized by the resolution referred to in paragraph (c) above in relation to the this Agreement, Ringfencing Documents and the New Finance Documents and related documents.

(d)	If the Administrative Agent so requires, in respect of any of the documents referred to above, a certified English translation prepared by a translator approved by the Administrative Agent.
2.	Finance Documents
This Agreement executed by the parties expressed to be party hereto.
3.	River Silo Prepackaged Chapter 11
The Agents shall have been provided (i) a final copy of the Debtor's Prepackaged Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code, dated November 30, 2016 (the "River Silo Plan"), as amended by the River Silo Plan Amendments (as defined in the Restructuring Support Agreement), and as otherwise amended and/or supplemented (consistent with the terms of the Restructuring Support Agreement) from time to time (together, the

"Amended River Silo Plan"), and (ii) the River Silo Plan Disclosure Statement (as defined in the Restructuring Support Agreement), as amended by the River Silo Plan Disclosure Statement Supplement (as defined in the Restructuring Support Agreement) and as otherwise amended and/or supplemented (consistent with the terms of the Restructuring Support Agreement) from time to time (together, the "Supplemented River Silo Plan Disclosure Statement") and any related implementation documents.
4.	Other Documents and Evidence
(a)
Sparrow Offshore Capital Ltd. or UP Offshore Bahamas shall have delivered an organizational chart, reasonably acceptable to the Agents, showing the Offshore Business and the location and ownership of all Ships and other property after having given effect to the Restructuring.

(b)	The Company shall have delivered an updated Business Plan, including completion of diligence questions in connection therewith, and a 26-week cash flow report for the Offshore Entities.
(c)	The Company shall have delivered an updated summary of the employment status of each Ship and capex budgets for each Ship.
(d)	The Company shall have provided to the Administrative Agent a list of all unencumbered assets of the Offshore Business.
(e)	A legal opinion of Seward & Kissel LLP, as to New York law, on the enforceability of this Agreement in the form distributed to the Lenders prior to the date of this Agreement.
(f)
A legal opinion of Higgs & Johnson, as to Bahamas law, as to the due execution, due authorization and capacity of UP Offshore Bahamas and each other Offshore Entity organized in the Bahamas in the form distributed to the Lenders prior to the date of this Agreement.

Part 2
 Conditions Precedent to Effective Date
1.	Obligors
(a)
Copies of the certificate of incorporation and by‑laws or other constitutional documents, and each amendment thereof, of each Obligor, certified as of a date reasonably near the Effective Date by a director or the secretary (or equivalent officer) of such Obligor as being a true and correct copy thereof.

(b)
Copies of certificates dated as of a date reasonably near the Effective Date, certifying that each of the Obligors is duly constituted, incorporated or formed and in good standing (or its nearest equivalent) under the laws of such Obligor's jurisdiction of incorporation.

(c)	Certified copies of any power of attorney under which any Transaction Document, Ringfencing Document or New Finance Document is to be executed on behalf of an Obligor.
(d)	Copies of resolutions of the board of directors (or equivalent body) and, if required by law, the shareholders (or equivalent), of each Original Obligor:
(i)
approving the terms of, and the transactions contemplated by, this Agreement, the Ringfencing Documents and the New Finance Documents to which it is a party and resolving that it execute, deliver and perform this Agreement, the Ringfencing Documents and the New Finance Documents to which it is a party;

(ii)	authorizing a specified person or persons to execute this Agreement, the Ringfencing Documents and the New Finance Documents to which it is a party on its behalf;
(iii)
authorizing a specified person or persons, on its behalf, to sign and/or dispatch all documents and notices to be signed and/or dispatched by it under or in connection with the this Agreement, Ringfencing Documents and the New Finance Documents to which it is a party; and

(iv)	in the case of an Original Obligor other than the Company, authorizing the Company to act as its agent in connection with the Finance Documents.
(e)
A specimen of the signature of each person authorized by the resolution referred to in paragraph (d) above in relation to the this Agreement, Ringfencing Documents and the New Finance Documents and related documents

(f)
A certificate of each Obligor, signed on behalf of each Obligor by a director or the secretary (or equivalent officer) or an attorney-in-fact of such Obligor, dated as of the Effective Date (the statements made in such certificate shall be true on and as of the Effective Date), certifying as to:

(i)	the absence of any amendments to the organizational documents of such Obligors since the certificate referred to in paragraph (a) above;
(ii)	the absence of any proceeding for the dissolution or liquidation of, or material adverse change in, such Obligor;

(iii)
the veracity in all material respects of the representations and warranties made by the Obligors in this Agreement, the Ringfencing Documents and the New Finance Documents, as though made on and as of the Effective Date;

(iv)
the absence of any material misstatement of fact in any information provided by such Obligor to the Facility Representative or any other Lender and that such information did not omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and

(v)	the absence of any Potential Event of Default or Event of Default after giving effect to the Restructuring.
(g)
A certificate of an authorized signatory of each Obligor certifying that each copy document relating to it specified in this Schedule 2 is correct, complete and in full force and effect and has not been amended or superseded as at a date no earlier than the Effective Date, other than amendments to comply with the Ringfencing Requirements.

(h)	Documentary evidence that the agent for service of process named in paragraph (d) of Section 34.2 (Consent to Jurisdiction) of this Agreement has accepted its appointment in respect of each Obligor.
(i)	If the Administrative Agent so requires, in respect of any of the documents referred to above, a certified English translation prepared by a translator approved by the Administrative Agent.
2.	Corporate Reorganization; Ringfencing Documents
(a)	Evidence that each of Holdings, UP Offshore Bahamas, the Original Obligors and the Additional Obligors shall have completed the Corporate Reorganization.
(b)	A copy of each of the Ringfencing Documents executed by the parties to those documents.
3.	Finance Documents (other than New Transaction Security Documents)
(a)	The Allocation Agreement executed by UABL and Holdings.
(b)
Evidence that each Additional Obligor described in clause (a) of the definition thereof shall have executed and delivered an Accession Agreement and delivered all other documentation set forth in Part 3 of this Schedule 2.

4.	New Transaction Security Documents
At least one original of each of the New Transaction Security Documents set out below executed by the relevant Obligor:
(a)	Security Interest for the Benefit of all Existing Facilities and the Guarantee Facility
(i)	A New York law first priority pledge over all the equity interests in Boise Trading Inc., granted by UP Offshore Bahamas.
(ii)	A Bahamanian law first priority pledge over the equity interests in UP Offshore Bahamas, granted by Holdings.

(iii)
A New York law first priority pledge over each Deposit Account located in the United States, granted by each Obligor with such a Deposit Account, along with a Control Agreement in connection therewith.

(iv)	A Brazilian law first priority pledge over each Deposit Account located in Brazil, granted by each Obligor with such a Deposit Account, along with a Control Agreement in connection therewith.
(v)
An English law first priority pledge over each Deposit Account located in the United Kingdom, granted by each Obligor with such a Deposit Account, along with a Control Agreement in connection therewith.

(vi)	A New York law assignment of charters in relation to the UP OPAL, granted by Hanford Shipping Inc.
(vii)	A Panamanian law first priority cross collateralized mortgage in the UP OPAL granted by Hanford Shipping, Inc.
(viii)	A New York law first priority pledge over all the equity interests in Hanford Shipping, Inc., granted by Boise Trading Inc.
(ix)	A New York law Earnings Assignment of the UP OPAL, granted by Hanford Shipping Inc.
(x)	A New York law Insurances Assignment over the UP OPAL, granted by Hanford Shipping Inc., and each other Obligor with an interest in such Insurances.
(b)	Guarantees and Security Interest for the Benefit of each Individual Existing Facility or the Guarantee Facility
Each of the agreements set forth in Schedule 5, Part 2.
(c)	Additional Transaction Security Documents
Without duplication of the documents set forth in clauses (a) and (b) above, each other document reasonably requested by the Administrative Agent entered into to create a Security Interest in respect of the obligations of any of the Obligors (or any other person) to the Finance Parties (or any of them) under any of the Finance Documents with respect to any unencumbered assets of the Offshore Entities not subject to Existing Transaction Security.
5.	Matters relating to the Transaction Security Documents
(a)
Copies of releases of existing guarantees of Ultrapetrol and Cornamusa and certain Existing Transaction Security as determined by the Administrative Agent in connection with the implementation of the Corporate Reorganization and the entry into of the New Transaction Security (as required under the terms of the Restructuring Documents), including, but not limited to:

(i)	Release of Ultrapetrol guarantee under the Existing Finance Documents;
(ii)	Release of Cornamusa guarantee under the UP Bahamas $40 Million Facility Agreement; and
(iii)	Release of the following documents evidencing Existing Transaction Security:

(A)
the 1st Priority Drydock Reserve and Operating Accounts Pledge, dated as of November 1, 2007, by and among Packet, Padow, DVB Bank SE (ex DVB Bank AG) and Wilmington Trust (ex Manufacturers and Traders Trust Company), to pledge the Drydock Reserve and Operating Accounts under and as defined in the UP Offshore Brazil $15 Million Facility Agreement, the UP Offshore Bahamas $61.3 Million Facility Agreement and the UP Offshore Bahamas $25 Million Facility Agreement with respect to the UP ESMERALDA and UP SAFIRA;

(B)
the 3rd Priority Operating Account Pledge, dated as of November 14, 2007, by and among UP Offshore Brazil, DVB Bank SE (ex DVB Bank AG) and Mellon Servicos Financeiros (as successor to Banco JP Morgan SA) to pledge the Operating Account under and as defined in the UP Offshore Brazil $15 Million Facility Agreement, the UP Offshore Bahamas $61.3 Million Facility Agreement and the UP Offshore Bahamas $25 Million Facility Agreement with respect to the UP DIAMANTE;

(C)
the 2nd Priority Operating Account Pledge, dated as of December 29, 2006, by and among UP Offshore Brazil, DVB Bank SE (ex DVB Bank AG) and Banco JP Morgan SA to pledge the Operating Account under and as defined in the UP Offshore Bahamas $61.3 Million Facility Agreement with respect to the UP TOPAZIO;

(D)
the 1st Priority Operating Account Pledge, dated as of February 23, 2006, by and among UP Offshore Brazil, DVB Bank SE (ex DVB Bank AG) and Banco JP Morgan SA, to pledge the Operating Account under and as defined in the UP Offshore Brazil $15 Million Facility Agreement with respect to the UP AGUA-MARINHA;

(E)
the 2nd Priority Operating Account Pledge, dated as of December 29, 2006, by and among UP Offshore Brazil, DVB Bank SE (ex DVB Bank AG) and Banco JP Morgan SA, to pledge the Operating Account under and as defined in the UP Offshore Bahamas $61.3 Million Facility Agreement with respect to the UP AGUA-MARINHA;

(F)
the 1st Priority Bank Account Pledge, dated as of July 10, 2013, by and among UP Offshore Brazil and DVB Bank SE, to pledge the earnings account at Bradeso SA – Mellon under and as defined in the Guarantee Facility Agreement with respect to the UP RUBI;

(G)
the 1st Priority Account Security Deed, dated as of January 24, 2013, by and among Bayshore and DVB Bank America N.V., to pledge Bayshore's Earnings Account with HSBC Bank plc, London under and as defined in the Ingatestone Facility Agreement with respect to UP JADE;

(H)
the 1st Priority Account Security Deed, dated as of February 15, 2013, by and among UP UK and DVB Bank America N.V., to pledge UP UK's Earnings Account with HSBC Bank plc, London under and as defined in the Ingatestone Facility Agreement with respect to UP JADE, UP AMBER and UP PEARL;

(I)
the 1st Priority Account Security Deed, dated as of June 28, 2013, by and among Amber and DVB Bank America N.V., to pledge Amber's Earnings Account with HSBC Bank plc, London under and as defined in the Ingatestone Facility Agreement with respect to UP AMBER;

(J)
the 1st Priority Account Security Deed, dated as of June 28, 2013, by and among Cornamusa and DVB Bank America N.V., to pledge Cornamusa's Time Charter Earnings Account with HSBC Bank plc, London under and as defined in the Ingatestone Facility Agreement with respect to UP AMBER and UP PEARL;

(K)
the 1st Priority Account Security Deed, dated as of October 11, 2013, by and among Springwater and DVB Bank America N.V., to pledge Springwater's Earnings Account with HSBC Bank plc, London under and as defined in the Ingatestone Facility Agreement with respect to UP PEARL;

(L)
the 1st Priority Earnings Account Pledge and Security Agreement, dated as of January 31, 2014 by and among Leeward and DVB Bank America N.V., to pledge Leeward's Earnings Account with Bank of America N.A. (Miami branch) under and as defined in the Linford Facility Agreement with respect to UP AGATE and related Deposit Account Control Agreement;

(M)
the 1st Priority Bareboat Charterer Earnings Account Pledge and Security Agreement, dated as of March 26, 2014, by and among UP UK and DVB Bank America N.V., to pledge UP UK's Bareboat Charterer US dollar Earnings Account with Bank of America N.A. (Miami branch) under and as defined in the Linford Facility Agreement with respect to UP AGATE and related Deposit Account Control Agreement;

(N)
the 1st Priority Bareboat Charterer Earnings Account Security Deed, dated as of April 30, 2014, by and among UP UK and DVB Bank America N.V., to pledge UP UK's Bareboat Charterer English pounds Earnings Account with Bank of America N.A. (Bromley, England branch) under and as defined in the Linford Facility Agreement with respect to UP AGATE and related Charged Account Control Deed;

(O)
the 1st Priority Earnings Account Pledge and Security Agreement, dated as of January 31, 2014 by and among Jura and DVB Bank America N.V., to pledge Jura's Earnings Account with Bank of America N.A. (Miami branch) under and as defined in the Linford Facility Agreement with respect to UP JURA and related Deposit Account Control Agreement;

(P)
the 1st Priority Bareboat Charterer Earnings Account Pledge and Security Agreement, dated as of March 26, 2014, by and among UP UK and DVB Bank America N.V., to pledge UP UK's Bareboat Charterer US dollar Earnings Account with Bank of America N.A. (Miami branch) under and as defined in the Linford Facility Agreement with respect to UP JURA and related Deposit Account Control Agreement;

(Q)	the 1st Priority Bareboat Charterer Earnings Account Security Deed, dated as of April 30, 2014, by and among UP UK and DVB Bank

America N.V., to pledge UP UK's Bareboat Charterer English pounds Earnings Account with Bank of America N.A. (Bromley, England branch) under and as defined in the Linford Facility Agreement with respect to UP JURA and related Charged Account Control Deed;
(R)
the 1st Priority Debt Service Reserve Account Pledge, dated as of January 31, 2014, by and among Linford and DVB Bank America, N.V. to pledge Linford's Debt Service Reserve Account (as defined in the Linford Facility Agreement) with Bank of America N.A. (Miami branch) and related Deposit Account Control Agreement; and

(S)
the 1st Priority Debt Service Reserve Account Pledge, dated as of January 24, 2013, by and among Ingatestone and DVB Bank America, N.V. to pledge Ingatestone's Debt Service Reserve Account (as defined in the Ingatestone Facility Agreement) with Wilmington Trust N.A. and related Deposit Account Control Agreement.

(b)
A copy of all notices, consents, certificates and other instruments required to be sent or delivered under the Transaction Security Documents, as applicable, executed by the relevant Obligors and duly acknowledged by the addressee and evidence satisfactory to the Administrative Agent that all notices addressed to the insurers under the relevant Transaction Security Documents have been duly sent to the relevant insurers and/or brokers.

(c)
A copy of all share certificates, transfers and stock transfer forms or equivalent duly executed by the relevant Obligor in blank in relation to the assets subject to or expressed to be subject to the Transaction Security and other documents of title (including any shareholders' registers duly reflecting such Transaction Security) to be provided under the Transaction Security Documents.

(d)
Evidence (i) of registration of mortgages and mortgage amendments in favor of the Common Security Agent and/or the relevant Finance Parties represented by the Common Security Agent as agent and/or the relevant Existing Security Holder on the Ships with the relevant Approved Flag (including such transcripts as the Common Security Agent and/or the relevant Existing Security Holder may request evidencing that each Ship is free and clear of all liens, mortgages and charges other than as contemplated under the Transaction Security Documents) and (ii) that the Security Interests intended to be created by each of the Finance Documents have been duly perfected under applicable law.

(e)
A schedule setting forth each Deposit Account maintained by the Offshore Entities as of the Effective Date, including the following information: (i) whether each such Deposit Account is a Current Account (and in respect of which Ship(s) such Current Account relates to), the Minimum Liquidity Account, the BR Free Cash Flow Concentration Account, the USD Free Cash Flow Concentration Account or the Master Concentration Account, (ii) the currency in which such Deposit Account is maintained, (iii) the name, branch and address of the financial institution at which the accounts are maintained and (iv) the Offshore Entity in whose name they are maintained.

6.	Legal Opinions
The following legal opinions, each addressed to the Administrative Agent, the Common Security Agent, the Facility Representatives, the Existing Security Agents and the Lenders dated the Effective Date:
(a)
A legal opinion of Seward & Kissel LLP as to New York law, on the enforceability of New York law governed documents and each Obligor party thereto and on the capacity, due execution and due authorization of each Obligor incorporated in Delaware, in Agreed Form.

(b)	A legal opinion of the following legal advisers:
(i)
Higgs & Johnson as to Bahamian law, on the enforceability of Bahamas law governed documents and each Obligor party thereto and on the capacity, due execution and due authorization of each Obligor incorporated in the Bahamas;

(ii)
Tapia Linares Y Alfaro as to Panamanian law, on the enforceability of Panamanian law governed documents and each Obligor party thereto and on the capacity, due execution and due authorization of each Obligor incorporated in Panama;

(iii)
Ramela & Regules Rucker Abogados as to Uruguayan law, on the enforceability of Uruguayan law governed documents and each Obligor party thereto and on the capacity, due execution and due authorization of each Obligor incorporated in Uruguay;

(iv)
Machado Meyer as to Brazilian law, on the enforceability of Brazilian law governed documents and each Obligor party thereto and on the capacity, due execution and due authorization of each Obligor incorporated in Brazil; and

(v)
Watson Farley & Williams LLP as to English law, on the enforceability of English law governed documents and each Obligor party thereto and on the capacity, due execution and due authorization of each Obligor incorporated in England, each in Agreed Form.
(c)	Such other legal opinions as to enforceability of any Finance Documents to which an Obligor is a party under any other jurisdiction under the law of such jurisdiction, in Agreed Form
7.	Insurance
(a)
All insurance policies subject to or expressed to be subject to the Transaction Security, evidencing that the Ships are insured in accordance with the insurance undertakings specified in Part 1 (Insurance Covenants) of Schedule 9 (Agreed Insurance and Ship Covenants), including insurance policies, cover notes and certificates of entry, and that all requirements therein in respect of the insurances have been complied with.

(b)
An opinion from an insurance consultant of the Common Security Agent's and/or an Existing Security Holder's choice confirming that all requirements in respect of the insurances on the Ships have been complied with.

(c)
Confirmation (in the form of emails) from relevant brokers and insurers that the notices of Insurances Assignment policies pursuant to the relevant New Transaction Security Documents have been received.

8.	Ships
(a)	With respect to each Ship:
(i)	On or prior to the Effective Date, a copy of each of the following documents/certificates:
(A)	Document of Compliance for each of UP Offshore Brazil and UP UK, as Approved Manager;
(B)	International Ship Security Certificate;
(C)	load line certificate;
(D)	Safety Management Certificate;
(ii)
On or prior to the Effective Date, a Confirmation of Class certificate from the classification of each relevant Ship evidencing that such relevant Ship is classed to the satisfaction of the Administrative Agent free of all overdue conditions, recommendations and qualifications of the Classification Society.

(iii)
On or prior to the Effective Date, a copy of any technical or commercial management agreements for each relevant Ship duly executed by the parties thereto and all exhibits, schedules and amendments thereto.

(iv)
An updated copy of the Certificate of Ownership and Encumbrance/Certified Transcript of Registry (or equivalent) showing ownership in each relevant Shipowner and the permitted encumbrances of each relevant Ship as of the Effective Date.

(b)
A list showing all technical, commercial and crew management agreements entered into with respect to each Ship, setting out the names of the managers as well as the names and dates of the management agreements.

(c)	Copies of each of the UPO Intercompany Contracts and each Bareboat Charter and Time Charter duly executed by the parties thereto and all exhibits, schedules and amendments thereto.
9.	River Silo Prepackaged Chapter 11
The Parent-Included Plan (as defined in the Amended River Silo Plan) shall have been confirmed and the effective date of the Parent-Included Plan (the "Plan Effective Date") shall have occurred.
10.	Other Documents and Evidence
(a)
Evidence that on or prior to the Effective Date, Ultrapetrol shall have terminated any agreement related to the Offshore Business to which Ravenscroft Ship Management Ltd. and/or Ravenscroft Ship Management Inc. is a party (including, without limitation, any ship management agreement).

(b)	Evidence that any process agent referred to in any New Finance Document has accepted its appointment.
(c)
Any information reasonably required by any Finance Party in order to enable it to comply with any "know your client" or other money laundering checks it is required to carry out and completion of any such checks by each Finance Party and evidence that the identity of persons who ultimately control a majority of the share capital of the Company is satisfactory to the Finance Parties.

(d)
All representations and warranties contained herein shall be true and correct in all material respects (without duplication of any materiality qualifiers therein (except as such representations and warranties specifically relate to a given date or period, in which case, such representation and warranty shall be true and correct in all material respects as of the respective date or for the respective period, as the date may be)). No Potential Event of Default (as defined in any Amended Facility Agreement, the Amended Guarantee Facility Agreement or this Agreement) or Event of Default (as defined in any Amended Facility Agreement, the Amended Guarantee Facility Agreement or this Agreement) shall have occurred or be continuing as of the Effective Date immediately after giving effect thereto.

(e)	Evidence that the fees, costs and expenses then due from the Obligors under the Finance Documents have been paid.
(f)
A copy of any other authorization or other document, opinion or assurance which the Administrative Agent (acting on the instructions of the Lenders, acting reasonably) considers to be necessary (if it has notified the Company accordingly) in connection with the entry into and performance of the transactions contemplated by any New Finance Document or for the validity and enforceability of any New Finance Document.

(g)
(i) UP Offshore Bahamas shall have provided to the Agents the definitive documentation related to the Offshore Business Spinoff (including, without limitation, (a) the Investment Agreement, any share purchase agreement or other acquisition agreements of similar purpose, (b) all documentation related to the implementation of the Offshore Business Spinoff through any chapter 11 case commenced by Ultrapetrol or any Non-Offshore Entity, including any tax structuring memo, step plan or other documentation of similar purpose, if any, and (c) the Organizational Documents of Holdings (which Organizational Documents shall, among other things the Agents may require in their reasonable discretion, (x) comply with the Ringfencing Requirements and provide that Holdings is a special purpose vehicle formed for the limited and exclusive purpose of holding equity in UP Offshore Bahamas and (y) that Holdings is not permitted, except with respect to any liabilities and rights under the Allocation Agreement, to incur liabilities to, or any rights against, Ultrapetrol or any Non-Offshore Entity) and (ii) the Agents shall have approved the form and substance of all such documentation (which approval shall not be unreasonably withheld, delayed or conditioned).

(h)
UP Offshore Bahamas shall have provided an updated 12‑month business plan for the calendar year beginning on the Effective Date through its first anniversary, broken down monthly, including projected cash receipts and disbursements, Operating Expenses on a Ship-by-Ship basis and Direct Overhead Expenses and other administrative expenses, in form and substance consistent with prior business plans provided to the Agents, and identifying potential cost saving measures, if any, with respect to the reducing Operating Expenses and Direct Overhead Expenses (the "Business Plan").

(i)	The original of any mandates or other documents required in connection with the opening or operation of the Deposit Accounts.
(j)
No Offshore Entity has declared, authorized, made or paid any dividends, return of capital or any other distribution, payment or delivery of property or cash to Ultrapetrol, UABL, any River Supporting Party (as defined in the Restructuring Support Agreement) or their respective equity holders or subsidiaries (other than any Offshore Entity), or redeemed, retired, purchased or otherwise acquired, directly or indirectly, for value, any interest of any class or series of such Offshore Entity's Equity Interests (or acquired any rights, options or warrants relating thereto), or repaid any subordinated loans to equity holders or set aside any funds for any of the foregoing purposes at any time during the period from the signing of the Restructuring Support Agreement until the Effective Date.

(k)	The Company shall have provided a summary of sources and uses and Funds Flow Statement in form and substance reasonably acceptable to the Agents.
(l)
On or prior to the Effective Date, UP Offshore Bahamas shall have delivered, for the Fiscal Quarter in which the Effective Date occurs, a Cash Flow and Overhead Expenses Report (the "Effective Date Report") with respect to the period from January 1, 2017 (or, in the case of Severance Costs, October 1, 2016) until the date which is the last day of the month ending at least 15 days prior to the Effective Date (it being understood that the summary of account balances contained therein shall be such balances as of the Effective Date).

(m)
On or prior to the Effective Date, UP Offshore Bahamas shall have delivered to the Administrative Agent cash flow projections (including a balance sheet and statement of profit and loss and cash flow) of UP Offshore Bahamas and its subsidiaries in reasonable detail for the calendar year in which the Effective Date occurs.

11.	New Money Investment; Initial Payments; Allocation Overcharges
(a)
The Investor, directly or indirectly, shall have contributed $2.5 million in cash (denominated in U.S. dollars) on or prior to the Effective Date to Holdings in the form of common equity on terms in form and substance satisfactory to the Agents (the "New Money Investment").

(b)	On the Effective Date, the Offshore Entities shall have made the following payments from the Current Accounts or otherwise according to instructions set forth in the Funds Flow Statement:
(i)
the New Money Investment shall be paid to the applicable Agents as a prepayment of the outstanding principal amounts under the Existing Facility Agreements ratably (based on the outstanding principal amounts across all Facilities at the time of such prepayment);

(ii)
an amount equal to $7.5 million shall be paid to the applicable Agents as a prepayment of the outstanding principal amounts under the Existing Facility Agreements ratably (based on the outstanding principal amounts across all Facilities at the time of such prepayment); and

(iii)	an amount equal to $4.0 million shall be transferred to the Minimum Liquidity Account.

To the extent that any transfers or payments of amounts under this Section 11 will require that amounts in any Current Account denominated in reais or any other currency be converted into U.S. dollars, such amounts shall be converted at the relevant FX Spot Rate.
(c)
All intercompany claims shall be settled, released and/or satisfied, as the case may be, on the Plan Effective Date in accordance with the terms of the Investment Agreement (as in effect on the date hereof). For the avoidance of doubt, such settlement shall include the payment of not less than $6.85 million from Ultrapetrol to the Offshore Business which shall be deposited into an account reasonably acceptable to the Common Agent

(d)
In respect of amounts already paid by UP Offshore Bahamas (or any other Offshore Entity) to Ultrapetrol (or any other entity (other than an Offshore Entity)) from January 1, 2016 to the end of the period covered in the Effective Date Report for the UPO Overhead Expenses and/or October 1, 2016 to the end of the period covered in the Effective Date Report for the Severance Costs, the following amounts shall be deemed overcharges (such amounts, the "Allocation Overcharges") and shall have been repaid, or caused to be repaid, by Ultrapetrol to UP Offshore Bahamas on or prior to the Effective Date:

(i)
in respect of the UPO Overhead Expenses, the sum of (i) the aggregate amounts paid from January 1, 2016 to December 31, 2016 in excess of the UPO Overhead Expenses Cap for fiscal year 2016 plus (ii) the aggregate amounts paid from January 1, 2017 to the end of the period covered in the Effective Date Report in excess of the pro rata portion of the UPO Overhead Expenses Cap for fiscal year 2017 for such period (calculated as of the last day of the period covered in the Effective Date Report); and

(ii)	in respect of Severance Costs, the aggregate amounts of Severance Costs paid from October 1, 2016 to the end of the period covered in the Effective Date Report in excess of $650,000.
(e)
Any Allocation Overcharges repaid, or caused to be repaid, by Ultrapetrol to UP Offshore Bahamas shall be paid to the Administrative Agent for distribution to the Agents as a prepayment of the outstanding principal amounts under the Existing Facility Agreements ratably (based on the aggregate outstanding principal amounts across all Facilities at the time of such prepayment).

(f)
Other than pursuant to the Allocation Agreement, no Offshore Entity shall declare, authorize, make or pay any dividends, return of capital or any other distribution, payment or delivery of property or cash to Ultrapetrol, UABL, any River Supporting Party (as defined in the Restructuring Support Agreement) or their respective equity holders or subsidiaries (other than any Offshore Entity), or redeem, retire, purchase or otherwise acquire, directly or indirectly, for value, any interest of any class or series of such Offshore Entity's Equity Interests (or acquire any rights, options or warrants relating thereto), or repay any subordinated loans to equity holders or set aside any funds for any of the foregoing purposes at any time during the period from the date of the Restructuring Support Agreement until the Effective Date.

Part 3
 Conditions Precedent Required to be Delivered by an Additional Obligor
1.	Additional Obligors
(a)
Copies of the certificate of incorporation and by‑laws or other constitutional documents, and each amendment thereof, of each Additional Obligor, certified as of a date reasonably near the Effective Date by a director or the secretary (or equivalent officer) of such Additional Obligor as being a true and correct copy thereof.

(b)
Copies of certificates dated as of a date reasonably near the Effective Date, certifying that the Additional Obligor is duly constituted, incorporated or formed and in good standing (or its nearest equivalent) under the laws of such Additional Obligor's jurisdiction of incorporation.

(c)	Certified copies of any power of attorney under which any Restructuring Document, Ringfencing Document or New Finance Document is to be executed on behalf of an Additional Obligor.
(d)	Copies of resolutions of the board of directors (or equivalent body) and, if required by law, the shareholders (or equivalent), of each Additional Obligor:
(i)
approving the terms of, and the transactions contemplated by, this Agreement, the Ringfencing Documents and the New Finance Documents to which it is a party and resolving that it execute, deliver and perform this Agreement, the Ringfencing Documents and the New Finance Documents to which it is a party;

(ii)	authorizing a specified person or persons to execute this Agreement, the Ringfencing Documents and the New Finance Documents to which it is a party on its behalf;
(iii)
authorizing a specified person or persons, on its behalf, to sign and/or dispatch all documents and notices to be signed and/or dispatched by it under or in connection with the this Agreement, Ringfencing Documents and the New Finance Documents to which it is a party; and

(iv)	authorizing the Company to act as its agent in connection with the Finance Documents.
(e)
A specimen of the signature of each person authorized by the resolution referred to in paragraph (d) above in relation to the this Agreement, Ringfencing Documents and the New Finance Documents and related documents

(f)
A certificate of each Additional Obligor, signed on behalf of each Additional Obligor by a director or the secretary (or equivalent officer) or an attorney-in-fact of such Additional Obligor, dated as of the Effective Date (the statements made in such certificate shall be true on and as of the Effective Date), certifying as to:

(i)	the absence of any amendments to the organizational documents of such Additional Obligors since the certificate referred to in paragraph (a) above;
(ii)	the absence of any proceeding for the dissolution or liquidation of, or material adverse change in, such Additional Obligor;

(iii)
the veracity in all material respects of the representations and warranties made by the Additional Obligors in this Agreement, the Ringfencing Documents and the New Finance Documents, as though made on and as of the Effective Date;

(iv)
the absence of any material misstatement of fact in any information provided by such Additional Obligor to the Facility Representative or any other Lender and that such information did not omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and

(v)	the absence of any Potential Event of Default or Event of Default.
(g)
A certificate of an authorized signatory of each Additional Obligor certifying that each copy document relating to it specified in this Schedule 2 is correct, complete and in full force and effect and has not been amended or superseded as at a date no earlier than the Effective Date, other than to comply with the Ringfencing Requirements.

(h)
Documentary evidence that the agent for service of process named in paragraph (d) of Section 34.2 (Consent to Jurisdiction) of this Agreement has accepted its appointment in respect of each Additional Obligor.

(i)	If the Administrative Agent requires, in respect of any of the documents referred to above, a certified English translation prepared by a translator approved by the Administrative Agent.
2.	Finance Documents
(a)	An Accession Agreement executed by the Additional Obligor and the Company.
(b)	Any Transaction Security Document (including any Control Agreement) which are required by the Administrative Agent to be executed by the proposed Additional Obligor.
(c)	Any notices or documents required to be given or executed under the terms of those Transaction Security Documents.
3.	Miscellaneous
(a)	Evidence that any process agent referred to in any New Finance Document has accepted its appointment.
(b)
Any information reasonably required by any Finance Party in order to enable it to comply with any "know your client" or other money laundering checks it is required to carry out and completion of any such checks by each Finance Party and evidence that the identity of persons who ultimately control a majority of the share capital of the Company is satisfactory to the Finance Parties.

4.	Legal Opinions
The following legal opinions, each addressed to the Administrative Agent, the Security Agents and the Lenders:
(a)
A legal opinion as to New York law, on the enforceability of New York law governed documents to which such Additional Obligor is a party and on the capacity, due execution and due authorization of each Additional Obligor incorporated in Delaware or New York, in Agreed Form.

(b)
If the Additional Obligor is incorporated in a jurisdiction other than Delaware or New York, a legal opinion as to the capacity, due execution and due authorization of such Additional Obligor under the law of such jurisdiction, in Agreed Form.

(c)
If the Additional Obligor has executed and delivered any Finance Documents governed by any law other than the law of the State of New York, a legal opinion as of enforceability of such Finance Documents to which such Additional Obligor is a party under the law of such jurisdiction, in Agreed Form.

Schedule 3

 Form of Transfer Certificate
To:	DVB Bank America N.V., as Administrative Agent and Common Security Agent
From:	[The Transferor Lender] (the "Transferor Lender") and [The Transferee Lender] (the "Transferee Lender")
Dated:          [●]
UP Offshore Bahamas – Common Terms Agreement
 dated [●] 2017 ("Common Terms Agreement")
1.
We refer to the Common Terms Agreement.  This certificate (the "Certificate") shall take effect as a Transfer Certificate for the purpose of the Common Terms Agreement. Terms defined in the Common Terms Agreement have the same meaning in this Agreement unless given a different meaning in this Agreement.

2.	We refer to [insert details of Amended Loan Agreement or Amended Guarantee Facility Agreement] (together with the Common Terms Agreement, the "Agreements")
3.	The Transfer Date of this Certificate is [●], provided that this Certificate shall not come into effect unless it is signed by the Agent on or before that date
4.	We refer to Section 22.5 (Procedure for Transfer) of the Common Terms Agreement:
(a)
The Transferor Lender assigns to the Transferee Lender absolutely all rights and interests (present, future or contingent) which the Transferor Lender has as Lender under or by virtue of the Agreements and every other Finance Document in relation to such Transferor Lender's Exposure referred to in the Schedule hereto.

(b)
The Facility Office and address, fax number and attention details for notices of the Transferee Lender for the purposes of Section 28.2 (Addresses) of the Common Terms Agreement are set out in the Schedule.

5.
The Transferee Lender expressly acknowledges the limitations on the Existing Lender's obligations set out in Section 22.4 (Limitation of Responsibility of Transferor Lenders) of the Common Terms Agreement.

6.	[The Transferee Lender confirms, for the benefit of the Finance Parties and without liability to any Obligor, that it is an Affiliate of the Existing Lender and is regulated as a bank].
7.
The Transferee Lender confirms that as from the Transfer Date referred to above it intends to be bound as a party to the Agreements as a Lender and undertakes to perform all the obligations expressed in the Finance Documents to be assumed by a Lender and agrees that it shall be bound by all the provisions of the Agreements as if it had been an original party to the Agreements.

8.
The Administrative Agent, at the request of the Transferee Lender (which request is hereby made) accepts, for the Administrative Agent itself and for and on behalf of the Obligors, the Common Security Agent and the other Finance Parties (together with the Administrative Agent, the "Relevant Parties"), this Certificate as a Transfer Certificate taking effect in accordance with Clause 22 of the Common Terms Agreement.

9.	The Transferor Lender:
(a)	warrants to the Transferee Lender and each Relevant Party that:
(i)	the Transferor Lender has full capacity to enter into this transaction and has taken all corporate action and obtained all consents which are required in connection with this transaction; and
(ii)	this Certificate is valid and binding as regards the Transferor Lender;
(b)	warrants to the Transferee Lender that the Transferor Lender is absolutely entitled, free of encumbrances, to all the rights and interests covered by the assignment in paragraph 4; and
(c)
undertakes with the Transferee Lender that the Transferor Lender will, at its own expense, execute any documents which the Transferee Lender reasonably requests for perfecting in any relevant jurisdiction the Transferee Lender's title under this Certificate or for a similar purpose.

10.	The Transferee Lender:
(a)	confirms that it has received a copy of the Agreements and each of the other Finance Documents;
(b)	agrees that it will have no rights of recourse on any ground against the Transferor Lender or any Finance Party in the event that:
(i)	any of the Finance Documents prove to be invalid or ineffective;
(ii)	any Obligor fails to observe or perform its obligations, or to discharge its liabilities, under any of the Finance Documents;
(iii)
it proves impossible to realize any asset covered by a Security Interest created by a Finance Document, or the proceeds of such assets are insufficient to discharge the liabilities of any Obligor under any of the Finance Documents;

(c)	agrees that it will have no rights of recourse on any ground against any Finance Party in the event that this Certificate proves to be invalid or ineffective;
(d)	warrants to the Transferor Lender and each Relevant Party that:
(i)	it has full capacity to enter into this transaction and has taken all corporate action and obtained all consents which it needs to take or obtain in connection with this transaction;
(ii)	it is an Eligible Transferee; and
(iii)	that this Certificate is valid and binding as regards the Transferee Lender; and
(e)	confirms the accuracy of the administrative details set out below regarding the Transferee Lender.
11.
The Transferor Lender and the Transferee Lender each undertake with the Administrative Agent, on demand, fully to indemnify each Agent in respect of any claim, proceeding, liability or expense (including all legal expenses) which they or either of them may incur in connection with this Certificate or any matter arising out of it, except such as are shown to have been mainly and directly caused by the gross negligence or willful misconduct of such Agent's own officers or employees (as determined by a court of competent jurisdiction in a final non-appealable decision).
12.
The Transferee Lender shall repay to the Transferor Lender on demand so much of any sum paid by the Transferor Lender under paragraph 11 as exceeds one-half of the amount demanded by any Agents in respect of a claim, proceeding, liability or expense which was not reasonably foreseeable at the date of this Certificate; but nothing in this paragraph shall affect the liability of each of the Transferor Lender and the Transferee Lender to Agents for the full amount demanded by it.

13.	This Transfer Certificate may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Transfer Certificate.
14.	We confirm that we have carried out and are satisfied with the results of all compliance checks we consider necessary in relation to our participation in the relevant Facility.
15.	This Transfer Certificate is governed by New York law.
16.	This Certificate has been entered into on the date stated at the beginning of this Certificate.

The Schedule
Exposures/rights and obligations transferred
[insert details of relevant Existing Facility Loans]
[[Facility Office] address, email, fax number and attention details for notices and account details for payments,]
Transferor Lender

By:
Title:

Transferee Lender

By:
Title:

This Agreement is accepted as a Transfer Certificate and the effective date is confirmed as [●].
DVB Bank America N.V.,
as Administrative Agent

By:
Title:

This Transfer Certificate is accepted by the Common Security Agent.
DVB Bank America N.V.,
as Common Security Agent

By:
Title:

Note:  This Transfer Certificate alone may not be sufficient to transfer a proportionate share of the Transferor's interest in the security constituted by the Finance Documents in the Transferor's or

Transferee's jurisdiction.  It is the responsibility of each Lender to ascertain whether any other documents are required for this purpose.

Schedule 4

 Form of Compliance Certificate
To:          DVB Bank America N.V. as Administrative Agent
From:          Sparrow Offshore Capital Ltd. ("Holdings")
Dated:
Dear Sirs
UP Offshore (Bahamas) Ltd. – Common Terms Agreement
 dated [●] 2017 ("Common Terms Agreement")
1.
We refer to the Common Terms Agreement.  This is a Compliance Certificate.  Terms defined in the Common Terms Agreement have the same meaning when used in this Compliance Certificate unless given a different meaning in this Compliance Certificate.

2.	I am the [●] of Holdings and in such capacity I hereby certify to the Administrative Agent that attached are:
(a)
[for quarterly reporting: true, correct and complete copies of the unaudited financial statements of Holdings and its consolidated subsidiaries for the period ended [March 31] [June 30] [September 30] [December 31], 20[●], all in reasonable detail and prepared in accordance with GAAP, which financial statements have been reviewed by the chief financial officer (or equivalent) of Holdings.] [for annual reporting: the audited financial statements for the period ended December 31, 20[●], all in reasonable detail and prepared in accordance with GAAP, which financial statements have been reviewed by an Acceptable Accounting Firm.]].

(b)	[[one][two] valuations from an Approved Broker setting forth the Fair Market Value of each Ship.][2]
(c)
[such other financial statements (including, without limitation, details of all off-balance sheet and time charter hire commitments), annual budgets and projections as may be reasonably requested by the Administrative Agent, each to be in such form as the Administrative Agent may reasonably request].

3.          As per the calculations in Annex A attached hereto:
(d)	Total Indebtedness to Consolidated EBITDA Ratio. As of [March 31] [June 30] [September 30] [December 31], 20[●], the ratio of Total Indebtedness to Consolidated EBITDA in respect of Holdings is [●];
(e)	Interest Coverage Ratio. As of [March 31] [June 30] [September 30] [December 31], 20[●], the Interest Coverage Ratio of Holdings is [●];
(f)	Minimum Liquidity. As of the date hereof and at all times during the accounting period covered by the financial statements referred to above, the amount on deposit in the

2 To be delivered with the quarterly reporting certificate delivered in connection with the March 31 and September 30.

Minimum Liquidity Accounts, in the aggregate, is not less than $4,000,000 as of the close of each Business Day;
4.
I have reviewed the Common Terms Agreement and each of the other Finance Documents and have made, or caused to be made under my supervision, a review in reasonable detail of the transactions contemplated by the Common Terms Agreement and each of the other Finance Documents for the accounting period covered by the financial statements referred to above, and such review has not disclosed the existence during or at the end of such accounting period of an Event of Default or of any Potential Event of Default under the Common Terms Agreement or any of the other Finance Documents, and I do not have knowledge of the existence of any such event or condition as at the date of this Compliance Certificate [except[●] - describe the event or condition, the period of its existence and what action is being taken to remedy the same].

5.
Each of the Obligors maintains in full force and effect, and complies with the conditions and restrictions (if any) imposed in connection with, every consent, authorization, license or approval which may from time to time be necessary or required for the continued due performance of all its obligations under the Common Terms Agreement and the other New Finance Documents to which it is a party.

6.	Each of Obligors is in compliance with all of the covenants set forth in the Common Terms Agreement and the other Finance Documents to which it is a party

Signed

CEO of the Company

CEO of the Company

ANNEX A

1.
Total Indebtedness to Consolidated EBITDA Ratio.  As of [March 31] [June 30] [September 30] [December 31], 20[●], the ratio of Total Indebtedness to Consolidated EBITDA in respect of Holdings is not in excess of [●][3]:

Total Indebtedness: [●]
Consolidated EBITDA:  [●]
Total Indebtedness to Consolidated EBITDA Ratio:  [●]

2.	Interest Coverage Ratio. As of [March 31] [June 30] [September 30] [December 31], 20[●], the Interest Coverage Ratio of Holdings is not less than [●][4]:

Consolidated EBITDA:  [●]
Consolidated Net Interest Expenses:  [●]
Interest Coverage Ratio: [●]

3 Insert relevant covenant level from Schedule 8.
4 Insert relevant covenant level from Schedule 8.

Schedule 5

 Transaction Security and Guarantees
Part 1
 Existing Transaction Security
Section A
 Vessel Related Security
Ship:          UP ESMERALDA
Flag:          Panama
REB:          No
Owner:          Packet Maritime, Inc. ("Packet")

Facilities Secured on a 1st Priority Basis:
UP Offshore Brazil $15 Million Facility Agreement
UP Offshore Bahamas $61.3 Million Facility Agreement
UP Offshore Bahamas $25 Million Facility Agreement

Facility Secured on a 2nd Priority Basis:
Revolving Credit Agreement

Document	Date	Parties	Purpose
1st Priority Mortgage (as amended)	1/23/06	Packet DVB Bank SE (ex DVB Bank AG)
To mortgage the UP ESMERALDA to secure (i) the UP Offshore Brazil $15 Million Facility Agreement (and related ISDA Master Agreement), (ii) the UP Offshore Bahamas $61.3 Million Facility Agreement (and related ISDA Master Agreement) and (iii) the UP Offshore Bahamas $25 Million Facility Agreement (and related ISDA Master Agreement)

1st Priority Bareboat Charter Assignment	11/1/07	Packet DVB Bank SE (ex DVB Bank AG)
To assign Packet's rights under the Bareboat Charter dated 12/1/06 with UP UK to secure (i) the UP Offshore Brazil $15 Million Facility Agreement (and related ISDA Master Agreement), (ii) the UP Offshore Bahamas $61.3 Million Facility Agreement (and related ISDA Master Agreement) and (iii) the UP Offshore Bahamas $25 Million Facility Agreement (and related ISDA Master Agreement)

Document	Date	Parties	Purpose
1st Priority Time Charter Assignment	6/6/15	UP UK DVB Bank SE
To assign UP UK's rights under the Time Charter dated 1/15/13 with Cornamusa to secure: (i) the UP Offshore Brazil $15 Million Facility Agreement (and related ISDA Master Agreement), (ii) the UP Offshore Bahamas $61.3 Million Facility Agreement (and related ISDA Master Agreement) and (iii) the UP Offshore Bahamas $25 Million Facility Agreement (and related ISDA Master Agreement)

1st Priority Earnings Assignment	11/1/07	Packet DVB Bank SE (ex DVB Bank AG)
To assign Packet's rights to the Earnings and Requisition Compensation of the UP ESMERALDA to secure: (i) the UP Offshore Brazil $15 Million Facility Agreement (and related ISDA Master Agreement), (ii) the UP Offshore Bahamas $61.3 Million Facility Agreement (and related ISDA Master Agreement) and (iii) the UP Offshore Bahamas $25 Million Facility Agreement (and related ISDA Master Agreement)

1st Priority Insurance Assignment	6/8/15	Packet UP UK DVB Bank SE (ex DVB Bank AG)
To assign Packet's and UP UK's rights to the insurances of the UP ESMERALDA to secure: (i) the UP Offshore Brazil $15 Million Facility Agreement (and related ISDA Master Agreement), (ii) the UP Offshore Bahamas $61.3 Million Facility Agreement (and related ISDA Master Agreement) and (iii) the UP Offshore Bahamas $25 Million Facility Agreement (and related ISDA Master Agreement)

1st Priority Drydock Reserve and Operating Accounts Pledge (NB: This is the same pledge as for the UP SAFIRA)	11/1/07	Packet Padow DVB Bank SE (ex DVB Bank AG) Wilmington Trust (ex Manufacturers and Traders Trust Company) (as account bank)
To pledge the Drydock Reserve and Operating Accounts held at the account bank to secure: (i) the UP Offshore Brazil $15 Million Facility Agreement (and related ISDA Master Agreement), (ii) the UP Offshore Bahamas $61.3 Million Facility Agreement (and related ISDA Master Agreement) and (iii) the UP Offshore Bahamas $25 Million Facility Agreement (and related ISDA Master Agreement)

Document	Date	Parties	Purpose
2nd Priority Mortgage (as amended)	1/20/14	Packet DVB Bank SE	To mortgage the UP ESMERALDA to secure the Revolving Credit Agreement
2nd Priority Bareboat Charter Assignment	6/8/15	Packet DVB Bank SE	To assign Packet's rights under the Bareboat Charter dated 12/1/06 with UP UK to secure the Revolving Credit Agreement
2nd Priority Time Charter Assignment	6/8/15	UP UK DVB Bank SE	To assign UP UK's rights under the Time Charter dated 1/15/13 with Cornamusa to secure the Revolving Credit Agreement
2nd Priority Earnings Assignment	6/8/15	Packet DVB Bank SE	To assign Packet's rights to the Earnings and Requisition Compensation of the UP ESMERALDA to secure the Revolving Credit Agreement
2nd Priority Insurance Assignment	6/8/15	Packet UP UK DVB Bank SE	To assign Packet's and UP UK's rights to the Insurances of the UP ESMERALDA to secure the Revolving Credit Agreement

Ship:          UP SAFIRA
Flag:          Panama
REB:          Yes
Owner:          Padow Shipping, Inc. ("Padow")

Facilities Secured on a 1st Priority Basis:
UP Offshore Brazil $15 Million Facility Agreement
UP Offshore Bahamas $61.3 Million Facility Agreement
UP Offshore Bahamas $25 Million Facility Agreement

Facility Secured on a 2nd Priority Basis:
Revolving Credit Agreement

Document	Date	Parties	Purpose
1st Priority Mortgage (as amended)	1/23/06	Padow DVB Bank SE (ex DVB Bank AG)
To mortgage the UP SAFIRA to secure: (i) the UP Offshore Brazil $15 Million Facility Agreement (and related ISDA Master Agreement), (ii) the UP Offshore Bahamas $61.3 Million Facility Agreement (and related ISDA Master Agreement) and (iii) the UP Offshore Bahamas $25 Million Facility Agreement (and related ISDA Master Agreement)

Document	Date	Parties	Purpose
1st Priority Bareboat Charter Assignment	11/1/07	Padow DVB Bank SE (ex DVB Bank AG)
To assign Padow's rights under the Bareboat Charter dated 12/1/06 with UP UK to secure: (i) the UP Offshore Brazil $15 Million Facility Agreement (and related ISDA Master Agreement), (ii) the UP Offshore Bahamas $61.3 Million Facility Agreement (and related ISDA Master Agreement) and (iii) the UP Offshore Bahamas $25 Million Facility Agreement (and related ISDA Master Agreement)

1st Priority Earnings Assignment	11/1/07	Padow DVB Bank SE (ex DVB Bank AG)
To assign Padow's rights to the Earnings and Requisition Compensation of the UP SAFIRA to secure: (i) the UP Offshore Brazil $15 Million Facility Agreement (and related ISDA Master Agreement), (ii) the UP Offshore Bahamas $61.3 Million Facility Agreement (and related ISDA Master Agreement) and (iii) the UP Offshore Bahamas $25 Million Facility Agreement (and related ISDA Master Agreement)

1st Priority Insurance Assignment	6/8/15	Padow UP UK DVB Bank SE (ex DVB Bank AG)
To assign Padow's and UP UK's rights to the insurances of the UP SAFIRA to secure: (i) the UP Offshore Brazil $15 Million Facility Agreement (and related ISDA Master Agreement), (ii) the UP Offshore Bahamas $61.3 Million Facility Agreement (and related ISDA Master Agreement) and (iii) the UP Offshore Bahamas $25 Million Facility Agreement (and related ISDA Master Agreement)

1st Priority Drydock Reserve and Operating Accounts Pledge (NB: This is the same pledge as for the UP ESMERALDA)	11/1/07	Padow Packet DVB Bank SE (ex DVB Bank AG) Wilmington Trust (ex Manufacturers and Traders Trust Company) (as account bank)
To pledge the Drydock Reserve and Operating Accounts held at the account bank to secure: (i) the UP Offshore Brazil $15 Million Facility Agreement (and related ISDA Master Agreement), (ii) the UP Offshore Bahamas $61.3 Million Facility Agreement (and related ISDA Master Agreement) and (iii) the UP Offshore Bahamas $25 Million Facility Agreement (and related ISDA Master Agreement)

2nd Priority Mortgage (as amended)	1/20/14	Padow DVB Bank SE	To mortgage the UP SAFIRA to secure the Revolving Credit Agreement

Document	Date	Parties	Purpose
2nd Priority Bareboat Charter Assignment	6/8/15	Padow DVB Bank SE	To assign Padow's rights under the Bareboat Charter dated 12/1/06 with UP UK to secure the Revolving Credit Agreement
2nd Priority Earnings Assignment	6/8/15	Padow DVB Bank SE	To assign Padow's rights to the Earnings and Requisition Compensation of the UP SAFIRA to secure the Revolving Credit Agreement
2nd Priority Insurance Assignment	6/8/15	Padow UP UK DVB Bank SE	To assign Padow's and UP UK's rights to the Insurances of the UP SAFIRA to secure the Revolving Credit Agreement

Ship:	UP DIAMANTE
Flag:	Brazil
REB:	N/A
Owner:	UP Offshore Apoio Maritimo (Brazil) Ltda. ("UP Offshore Brazil")

Facilities Secured on a 1st Priority Basis:
UP Offshore Brazil $15 Million Facility Agreement
UP Offshore Bahamas $61.3 Million Facility Agreement
UP Offshore Bahamas $25 Million Facility Agreement

Facility Secured on a 2nd Priority Basis:
Revolving Credit Agreement

Document	Date	Parties	Purpose
1st Priority Mortgage (as amended)	12/6/07	UP Offshore Brazil DVB Bank SE (ex DVB Bank AG)
To mortgage the UP DIAMANTE to secure: (i) the UP Offshore Brazil $15 Million Facility Agreement (and related ISDA Master Agreement), (ii) the UP Offshore Bahamas $61.3 Million Facility Agreement (and related ISDA Master Agreement) and (iii) the UP Offshore Bahamas $25 Million Facility Agreement (and related ISDA Master Agreement)

1st Priority Time Charter Assignment	11/1/07	UP Offshore Brazil DVB Bank SE (ex DVB Bank AG)
To assign UP Offshore Brazil's rights under the Time Charter with Petrobras to secure: (i) the UP Offshore Brazil $15 Million Facility Agreement (and related ISDA Master Agreement), (ii) the UP Offshore Bahamas $61.3 Million Facility Agreement (and related ISDA Master Agreement) and (iii) the UP Offshore Bahamas $25 Million Facility Agreement (and related ISDA Master Agreement)

Document	Date	Parties	Purpose
1st Priority Earnings Assignment	11/1/07	UP Offshore Brazil DVB Bank SE (ex DVB Bank AG)
To assign UP Offshore Brazil's rights to the Earnings and Requisition Compensation of the UP DIAMANTE to secure: (i) the UP Offshore Brazil $15 Million Facility Agreement (and related ISDA Master Agreement), (ii) the UP Offshore Bahamas $61.3 Million Facility Agreement (and related ISDA Master Agreement) and (iii) the UP Offshore Bahamas $25 Million Facility Agreement (and related ISDA Master Agreement)

1st Priority Insurance Assignment	11/1/07	UP Offshore Brazil DVB Bank SE (ex DVB Bank AG)
To assign UP Offshore Brazil's a rights to the insurances of the UP DIAMANTE to secure: (i) the UP Offshore Brazil $15 Million Facility Agreement (and related ISDA Master Agreement), (ii) the UP Offshore Bahamas $61.3 Million Facility Agreement (and related ISDA Master Agreement) and (iii) the UP Offshore Bahamas $25 Million Facility Agreement (and related ISDA Master Agreement)

3rd Priority Operating Account Pledge	11/14/07	UP Offshore Brazil DVB Bank SE (ex DVB Bank AG) Mellon Servicos Financeiros (as account bank) (as successor to Banco JP Morgan SA)
To pledge the Operating Account held at the account bank to secure: (i) the UP Offshore Brazil $15 Million Facility Agreement (and related ISDA Master Agreement), (ii) the UP Offshore Bahamas $61.3 Million Facility Agreement (and related ISDA Master Agreement) and (iii) the UP Offshore Bahamas $25 Million Facility Agreement (and related ISDA Master Agreement)

2nd Priority Mortgage (as amended)	11/14/14	UP Offshore Brazil DVB Bank SE	To mortgage the UP DIAMANTE to secure the Revolving Credit Agreement
2nd Priority Earnings Assignment	12/18/13	UP Offshore Brazil DVB Bank SE	To assign UP Offshore Brazil's rights to the Earnings and Requisition Compensation of the UP DIAMANTE to secure the Revolving Credit Agreement
2nd Priority Insurance Assignment	12/18/13	UP Offshore Brazil UP UK DVB Bank SE	To assign UP Offshore Brazil's and UP UK's rights to the Insurances of the UP DIAMANTE to secure the Revolving Credit Agreement

Ship:	UP TOPAZIO
Flag:	Brazil
REB:	N/A
Owner:	UP Offshore Brazil

Facilities Secured on a 1st Priority Basis:
UP Offshore Brazil $15 Million Facility Agreement

UP Offshore Bahamas $61.3 Million Facility Agreement
UP Offshore Bahamas $25 Million Facility Agreement

Facility Secured on a 2nd Priority Basis:
Revolving Credit Agreement

Document	Date	Parties	Purpose
1st Priority Mortgage (as amended)	11/16/09	UP Offshore Brazil DVB Bank SE (ex DVB Bank AG)
To mortgage the UP TOPAZIO to secure: (i) the UP Offshore Brazil $15 Million Facility Agreement (and related ISDA Master Agreement), (ii) the UP Offshore Bahamas $61.3 Million Facility Agreement (and related ISDA Master Agreement) and (iii) the UP Offshore Bahamas $25 Million Facility Agreement (and related ISDA Master Agreement)

1st Priority Time Charter Assignment	11/5/09	UP Offshore Brazil DVB Bank SE (ex DVB Bank AG)
To assign UP Offshore Brazil's rights under the Time Charter with Petrobras to secure: (i) the UP Offshore Brazil $15 Million Facility Agreement (and related ISDA Master Agreement), (ii) the UP Offshore Bahamas $61.3 Million Facility Agreement (and related ISDA Master Agreement) and (iii) the UP Offshore Bahamas $25 Million Facility Agreement (and related ISDA Master Agreement)

1st Priority Earnings Assignment	11/5/09	UP Offshore Brazil DVB Bank SE (ex DVB Bank AG)
To assign UP Offshore Brazil's rights to the Earnings and Requisition Compensation of the UP TOPAZIO to secure: (i) the UP Offshore Brazil $15 Million Facility Agreement (and related ISDA Master Agreement), (ii) the UP Offshore Bahamas $61.3 Million Facility Agreement (and related ISDA Master Agreement) and (iii) the UP Offshore Bahamas $25 Million Facility Agreement (and related ISDA Master Agreement)

1st Priority Insurance Assignment	11/5/09	UP Offshore Brazil DVB Bank SE (ex DVB Bank AG)
To assign UP Offshore Brazil's a rights to the insurances of the UP TOPAZIO to secure: (i) the UP Offshore Brazil $15 Million Facility Agreement (and related ISDA Master Agreement), (ii) the UP Offshore Bahamas $61.3 Million Facility Agreement (and related ISDA Master Agreement) and (iii) the UP Offshore Bahamas $25 Million Facility Agreement (and related ISDA Master Agreement)

2nd Priority Operating Account Pledge	12/29/06	UP Offshore Brazil DVB Bank SE (ex DVB Bank AG) Banco JP Morgan SA (as account bank)	To pledge the Operating Account held at the account bank to secure the UP Offshore Bahamas $61.3 Million Facility Agreement (and related ISDA Master Agreement)

Document	Date	Parties	Purpose
2nd Priority Mortgage (as amended)	11/14/14	UP Offshore Brazil DVB Bank SE	To mortgage the UP TOPAZIO to secure the Revolving Credit Agreement
2nd Priority Earnings Assignment	12/18/13	UP Offshore Brazil DVB Bank SE	To assign UP Offshore Brazil's rights to the Earnings and Requisition Compensation of the UP TOPAZIO to secure the Revolving Credit Agreement
2nd Priority Insurance Assignment	12/18/13	UP Offshore Brazil UP UK DVB Bank SE	To assign UP Offshore Brazil's and UP UK's rights to the Insurances of the UP TOPAZIO to secure the Revolving Credit Agreement

Ship:	UP AGUA MARINHA
Flag:	Brazil
REB:	N/A
Owner:	UP Offshore Brazil

Facility Secured on a 1st Priority Basis:
UP Offshore Brazil $15 Million Facility Agreement

Facility Secured on a 2nd Priority Basis:
UP Offshore Bahamas $61.3 Million Facility Agreement

Facility Secured on a 3rd Priority Basis:
Revolving Credit Agreement

Document	Date	Parties	Purpose
1st Priority Mortgage	1/31/06	UP Offshore Brazil DVB Bank SE (ex DVB Bank AG)	To mortgage the UP AGUA MARINHA to secure the UP Offshore Brazil $15 Million Facility Agreement (and related ISDA Master Agreement)
1st Priority Time Charter Assignment	2/20/06	UP Offshore Brazil DVB Bank SE (ex DVB Bank AG)	To assign UP Offshore Brazil's rights under the Time Charter dated 2/20/06 to secure the UP Offshore Brazil $15 Million Facility Agreement (and related ISDA Master Agreement)
1st Priority Earnings Assignment	1/23/06	UP Offshore Brazil DVB Bank SE (ex DVB Bank AG)	To assign UP Offshore Brazil's rights to the Earnings and Requisition Compensation of the Ship to secure the UP Offshore Brazil $15 Million Facility Agreement (and related ISDA Master Agreement)

Document	Date	Parties	Purpose
1st Priority Insurance Assignment	1/23/06	UP Offshore Brazil DVB Bank SE (ex DVB Bank AG)	To assign UP Offshore Brazil's rights to the Insurances of the UP AGUA MARINHA to secure the UP Offshore Brazil $15 Million Facility Agreement (and related ISDA Master Agreement)
1st Priority Operating Account Pledge	2/23/06	UP Offshore Brazil DVB Bank SE (ex DVB Bank AG) Banco JP Morgan SA (as account bank)	To pledge the operating account to secure the UP Offshore Brazil $15 Million Facility Agreement (and related ISDA Master Agreement)
2nd Priority Mortgage	2/27/07	UP Offshore Brazil DVB Bank SE (ex DVB Bank AG)	To mortgage the UP AGUA MARINHA to secure the UP Offshore Bahamas $61.3 Million Facility Agreement (and related ISDA Master Agreement)
2nd Priority Time Charter Assignment	12/29/06	UP Offshore Brazil DVB Bank SE (ex DVB Bank AG)	To assign UP Offshore Brazil's rights under the Time Charter dated 2/20/06 to secure the UP Offshore Bahamas $61.3 Million Facility Agreement (and related ISDA Master Agreement)
2nd Priority Earnings Assignment	12/29/06	UP Offshore Brazil DVB Bank SE (ex DVB Bank AG)
To assign UP Offshore Brazil's rights to the Earnings and Requisition Compensation of the UP AGUA MARINHA to secure the UP Offshore Bahamas $61.3 Million Facility Agreement (and related ISDA Master Agreement)

2nd Priority Insurance Assignment	12/29/06	UP Offshore Brazil DVB Bank SE (ex DVB Bank AG)	To assign UP Offshore Brazil's rights to the Insurances of the UP AGUA MARINHA to secure the UP Offshore Bahamas $61.3 Million Facility Agreement (and related ISDA Master Agreement)
2nd Priority Operating Account Pledge	12/29/06	UP Offshore Brazil DVB Bank SE (ex DVB Bank AG) Banco JP Morgan SA (as account bank)	To pledge the Operating Account held at the account bank to secure the UP Offshore Bahamas $61.3 Million Facility Agreement (and related ISDA Master Agreement)
3rd Priority Mortgage	11/14/14	UP Offshore Brazil DVB Bank SE (ex DVB Bank AG)	To mortgage the UP AGUA MARINHA to secure the Revolving Credit Agreement
3rd Priority Earnings Assignment	12/18/13	UP Offshore Brazil DVB Bank SE (ex DVB Bank AG)	To assign UP Offshore Brazil's rights to the Earnings and Requisition Compensation of UP AGUA MARINHA to secure the Revolving Credit Agreement

Document	Date	Parties	Purpose
3rd Priority Insurance Assignment	12/18/13	UP Offshore Brazil DVB Bank SE (ex DVB Bank AG)	To assign UP Offshore Brazil's rights to the Insurances of UP AGUA MARINHA to secure the Revolving Credit Agreement

Ship:	UP RUBI
Flag:	Brazil
REB:	N/A
Owner:	UP Offshore Brazil

Facility Secured on a 1st Priority Basis:
Guarantee Facility Agreement

Document	Date	Parties	Purpose
1st Priority Mortgage	7/10/13	UP Offshore Brazil DVB Bank SE	To mortgage the UP RUBI to secure the Guarantee Facility Agreement
1st Priority Pledge of Contract Rights and Other Covenants (equivalent of a charter assignment)	7/10/13	UP Offshore Brazil DVB Bank SE	To assign UP Offshore Brazil's rights under the Time Charter dated 10/8/08 with Petrobras to secure the Guarantee Facility Agreement
1st Priority Earnings Fiduciary Assignment	7/10/13	UP Offshore Brazil DVB Bank SE	To assign UP Offshore Brazil's rights to the Earnings and Requisition Compensation of the Ship to secure the Guarantee Facility Agreement
1st Priority Insurances Fiduciary Assignment	7/10/13	UP Offshore Brazil DVB Bank SE	To assign UP Offshore Brazil's rights to the Insurances of UP RUBI to secure the Guarantee Facility Agreement
1st Priority Bank Account Pledge	7/10/13	UP Offshore Brazil DVB Bank SE	To pledge the earnings account at Bradeso SA – Mellon to secure the Guarantee Facility Agreement

Ship:	UP TURQUOISE
Flag:	Panama
REB:	No
Owner:	Glasgow Shipping Inc. ("Glasgow")

Facility Secured on a 1st Priority Basis:
UP Offshore Bahamas $40 Million Facility Agreement

Document	Date	Parties	Purpose
1st Priority Mortgage	12/20/10	Glasgow DVB Bank America N.V.	To mortgage the UP TURQUOISE to secure the UP Offshore Bahamas $40 Million Facility Agreement

Document	Date	Parties	Purpose
1st Priority Bareboat Charter Assignment	12/15/10	Glasgow DVB Bank America N.V.	To assign Glasgow's rights under the Bareboat Charter dated 11/24/10 with UP UK to secure the UP Offshore Bahamas $40 Million Facility Agreement
1st Priority Time Charter Assignment	12/20/10	UP UK DVB Bank America N.V.	To assign UP UK's rights under the Time Charter dated 10/26/10 with Petrobras to secure the UP Offshore Bahamas $40 Million Facility Agreement
1st Priority Earnings Assignment	12/15/10	Glasgow DVB Bank America N.V.	To assign Glasgow's rights to the Earnings and Requisition Compensation of the UP TURQUOISE to secure the UP Offshore Bahamas $40 Million Facility Agreement
1st Priority Insurances Assignment	12/15/10	Glasgow UP UK DVB Bank America N.V.	To assign Glasgow's and UP UK's rights to the Insurances of UP TURQUOISE to secure the UP Offshore Bahamas $40 Million Facility Agreement

Ship:	UP JASPER
Flag:	Panama
REB:	No
Owner:	Zubia Shipping Inc. ("Zubia")

Facility Secured on a 1st Priority Basis:
Ingatestone Facility Agreement

Document	Date	Parties	Purpose
1st Priority Mortgage	6/14/11	Zubia DVB Bank America N.V.	To mortgage the UP JASPER to secure the Ingatestone Facility Agreement
1st Priority Bareboat Charter Assignment	6/14/11	Zubia DVB Bank America N.V.	To assign Zubia's rights under the Bareboat Charter dated 5/25/11 with UP UK to secure the Ingatestone Facility Agreement
1st Priority Earnings Assignment	6/14/11	Zubia DVB Bank America N.V.	To assign Zubia's rights to the Earnings and Requisition Compensation of the UP JASPER to secure the Ingatestone Facility Agreement
1st Priority Insurances Assignment	6/14/11	Zubia UP UK DVB Bank America N.V.	To assign Zubia's and UP UK's rights to the Insurances of UP JASPER to secure the Ingatestone Facility Agreement

Ship:	UP JADE
Flag:	Panama

REB:	No
Owner:	Bayshore Shipping Inc. ("Bayshore")

Facility Secured on a 1st Priority Basis:
Ingatestone Facility Agreement

Document	Date	Parties	Purpose
1st Priority Mortgage	1/24/13	Bayshore DVB Bank America N.V.	To mortgage the UP JADE to secure the Ingatestone Facility Agreement
1st Priority Bareboat Charter Assignment	1/24/13	Bayshore DVB Bank America N.V.	To assign Bayshore's rights under the Bareboat Charter dated 3/1/12 with UP UK to secure the Ingatestone Facility Agreement
1st Priority Earnings Assignment	1/24/13	Bayshore DVB Bank America N.V.	To assign Bayshore's rights to the Earnings and Requisition Compensation of the UP JADE to secure the Ingatestone Facility Agreement
1st Priority Insurances Assignment	1/24/13	Bayshore UP UK DVB Bank America N.V.	To assign Bayshore's and UP UK's rights to the Insurances of UP JADE to secure the Ingatestone Facility Agreement
1st Priority Account Security Deed (Earnings Account Pledge)	1/24/13	Bayshore DVB Bank America N.V.	To pledge Bayshore's Earnings Account with HSBC Bank plc, London, to secure the Ingatestone Facility Agreement
1st Priority Account Security Deed (Bareboat Charterer Earnings Account Pledge)	2/15/13	UP UK DVB Bank America N.V.	To pledge UP UK's Bareboat Charterer Earnings Account with HSBC Bank plc, London, to secure the Ingatestone Facility Agreement (NB – Single account used for UP JADE, UP AMBER and UP PEARL)

Ship:	UP AMBER
Flag:	Panama
REB:	No
Owner:	Amber Shipping Inc. ("Amber") (ex Gracebay Shipping Inc.)

Facility Secured on a 1st Priority Basis:
Ingatestone Facility Agreement

Document	Date	Parties	Purpose
1st Priority Mortgage	3/27/13	Amber DVB Bank America N.V.	To mortgage the UP AMBER to secure the Ingatestone Facility Agreement

Document	Date	Parties	Purpose
1st Priority Bareboat Charter Assignment	6/28/13	Amber DVB Bank America N.V.	To assign Amber's rights under the Bareboat Charter dated 1/15/13 with UP UK to secure the Ingatestone Facility Agreement
1st Priority Time Charter Assignment	6/28/13	UP UK DVB Bank America N.V.	To assign UP UK's rights under the Time Charter dated 1/15/13 with Cornamusa to secure the Ingatestone Facility Agreement
1st Priority Earnings Assignment	6/28/13	Amber DVB Bank America N.V.	To assign Amber's rights to the Earnings and Requisition Compensation of the UP AMBER to secure the Ingatestone Facility Agreement
1st Priority Insurances Assignment	6/28/13	Amber UP UK DVB Bank America N.V.	To assign Amber's and UP UK's rights to the Insurances of UP AMBER to secure the Ingatestone Facility Agreement
1st Priority Account Security Deed (Earnings Account Pledge)	6/28/13	Amber DVB Bank America N.V.	To pledge Amber's Earnings Account with HSBC Bank plc, London, to secure the Ingatestone Facility Agreement
1st Priority Account Security Deed (Bareboat Charterer Earnings Account Pledge)	2/15/13	UP UK DVB Bank America N.V.	To pledge UP UK's Bareboat Charterer Earnings Account with HSBC Bank plc, London, to secure the Ingatestone Facility Agreement (NB – Single account used for UP JADE, UP AMBER and UP PEARL)
1st Priority Account Security Deed (Time Charter Earnings Account Pledge)	6/28/13	Cornamusa DVB Bank America N.V.	To pledge Cornamusa's Time Charter Earnings Account with HSBC Bank plc, London, to secure the Ingatestone Facility Agreement (NB – Single account used for UP AMBER and UP PEARL)

Ship:	UP PEARL
Flag:	Panama
REB:	No
Owner:	Springwater Shipping Inc. ("Springwater")

Facility Secured on a 1st Priority Basis:
Ingatestone Facility Agreement

Document	Date	Parties	Purpose
1st Priority Mortgage	10/11/13	Springwater DVB Bank America N.V.	To mortgage the UP PEARL to secure the Ingatestone Facility Agreement
1st Priority Bareboat Charter Assignment	10/11/13	Springwater DVB Bank America N.V.	To assign Springwater's rights under the Bareboat Charter dated 1/15/13 with UP UK to secure the Ingatestone Facility Agreement
1st Priority Time Charter Assignment	10/11/13	UP UK DVB Bank America N.V.	To assign UP UK's rights under the Time Charter dated 1/15/13 with Cornamusa to secure the Ingatestone Facility Agreement
1st Priority Earnings Assignment	10/11/13	Springwater DVB Bank America N.V.	To assign Springwater's rights to the Earnings and Requisition Compensation of the UP PEARL to secure the Ingatestone Facility Agreement
1st Priority Insurances Assignment	10/11/13	Springwater UP UK DVB Bank America N.V.	To assign Springwater's and UP UK's rights to the Insurances of UP PEARL to secure the Ingatestone Facility Agreement
1st Priority Account Security Deed (Earnings Account Pledge)	10/11/13	Springwater DVB Bank America N.V.	To pledge Springwater's Earnings Account with HSBC Bank plc, London, to secure the Ingatestone Facility Agreement
1st Priority Account Security Deed (Bareboat Charterer Earnings Account Pledge)	2/15/13	UP UK DVB Bank America N.V.	To pledge UP UK's Bareboat Charterer Earnings Account with HSBC Bank plc, London, to secure the Ingatestone Facility Agreement (NB – Single account used for UP JADE, UP AMBER and UP PEARL)
1st Priority Account Security Deed (Time Charter Earnings Account Pledge)	6/28/13	Cornamusa DVB Bank America N.V.	To pledge Cornamusa's Time Charter Earnings Account with HSBC Bank plc, London, to secure the Ingatestone Facility Agreement (NB – Single account used for UP AMBER and UP PEARL)

Ship:	UP AGATE
Flag:	Panama
REB:	No
Owner:	Leeward Shipping Inc. ("Leeward")

Facility Secured on a 1st Priority Basis:
Linford Facility Agreement

Document	Date	Parties	Purpose
1st Priority Mortgage	12/30/13	Leeward DVB Bank America N.V.	To mortgage the UP AGATE to secure the Linford Facility Agreement
1st Priority Bareboat Charter Assignment	12/30/13	Leeward DVB Bank America N.V.	To assign Leeward's rights under the Bareboat Charter dated 12/16/13 with UP UK to secure the Linford Facility Agreement
1st Priority Earnings Assignment	12/30/13	Leeward DVB Bank America N.V.	To assign Leeward's rights to the Earnings and Requisition Compensation of the UP AGATE to secure the Linford Facility Agreement
1st Priority Insurances Assignment	12/30/13	Leeward UP UK DVB Bank America N.V.	To assign Leeward's and UP UK's rights to the Insurances of UP AGATE to secure the Linford Facility Agreement
1st Priority Earnings Account Pledge and Security Agreement (and related Deposit Account Control Agreement)	1/31/14	Leeward DVB Bank America N.V.	To pledge Leeward's Earnings Account with Bank of America N.A. (Miami branch) to secure the Linford Facility Agreement
1st Priority Bareboat Charterer Earnings Account Pledge and Security Agreement (and related Deposit Account Control Agreement)	3/26/14	UP UK DVB Bank America N.V.	To pledge UP UK's Bareboat Charterer US dollar Earnings Account with Bank of America N.A. (Miami branch) to secure the Linford Facility Agreement
1st Priority Bareboat Charterer Earnings Account Security Deed (and related Charged Account Control Deed)	4/30/14	UP UK DVB Bank America N.V.	To pledge UP UK's Bareboat Charterer English pounds Earnings Account with Bank of America N.A. (Bromley, England branch) to secure the Linford Facility Agreement

Ship:	UP CORAL
Flag:	Panama
REB:	No
Owner:	Jura Shipping Inc. ("Jura")

Facility Secured on a 1st Priority Basis:
Linford Facility Agreement

Document	Date	Parties	Purpose
1st Priority Mortgage	12/30/13	Jura DVB Bank America N.V.	To mortgage the UP CORAL to secure the Linford Facility Agreement

Document	Date	Parties	Purpose
1st Priority Bareboat Charter Assignment	12/30/13	Jura DVB Bank America N.V.	To assign Jura's rights under the Bareboat Charter dated 12/16/13 with UP UK to secure the Linford Facility Agreement
1st Priority Earnings Assignment	12/30/13	Jura DVB Bank America N.V.	To assign Jura's rights to the Earnings and Requisition Compensation of the UP CORAL to secure the Linford Facility Agreement
1st Priority Insurances Assignment	12/30/13	Jura UP UK DVB Bank America N.V.	To assign Jura's and UP UK's rights to the Insurances of UP CORAL to secure the Linford Facility Agreement
1st Priority Earnings Account Pledge and Security Agreement (and related Deposit Account Control Agreement)	1/31/14	Jura DVB Bank America N.V.	To pledge Jura's Earnings Account with Bank of America N.A. (Miami branch) to secure the Linford Facility Agreement
1st Priority Bareboat Charterer Earnings Account Pledge and Security Agreement (and related Deposit Account Control Agreement)	3/26/14	UP UK DVB Bank America N.V.	To pledge UP UK's Bareboat Charterer US dollar Earnings Account with Bank of America N.A. (Miami branch) to secure the Linford Facility Agreement
1st Priority Bareboat Charterer Earnings Account Security Deed (and related Charged Account Control Deed)	4/30/14	UP UK DVB Bank America N.V.	To pledge UP UK's Bareboat Charterer English pounds Earnings Account with Bank of America N.A. (Bromley, England branch) to secure the Linford Facility Agreement

Section B
 Facility Related Security and Guarantees
Linford Facility Agreement
Document	Date	Parties	Purpose
1st Priority Pledge Agreement and Irrevocable Proxy	12/30/13	UP Offshore Bahamas DVB Bank America N.V.	To pledge the shares of Linford to secure the Linford Facility Agreement
1st Priority Pledge Agreement and Irrevocable Proxy	12/30/13	Linford DVB Bank America N.V.	To pledge the shares of Leeward to secure the Linford Facility Agreement
1st Priority Pledge Agreement and Irrevocable Proxy	12/30/13	Linford DVB Bank America N.V.	To pledge the shares of Jura to secure the Linford Facility Agreement
1st Priority Debt Service Reserve Account Pledge (and related Deposit Account Control Agreement)	1/31/14	Linford DVB Bank America N.V.	To pledge Linford's Debt Service Reserve Account with Bank of America N.A. (Miami branch) to secure the Linford Facility Agreement
Guarantee, on a joint and several basis (imbedded in clause 16 of Ingatestone Facility Agreement)	12/20/13	Ultrapetrol UP Offshore Bahamas Leeward Jura	To guarantee obligations under the Linford Facility Agreement

Ingatestone Facility Agreement
Document	Date	Parties	Purpose
1st Priority Pledge Agreement and Irrevocable Proxy	1/24/13	UP Offshore (Panama) S.A. DVB Bank America N.V.	To pledge the shares of Ingatestone to secure the Ingatestone Facility Agreement
1st Priority Pledge Agreement and Irrevocable Proxy	1/24/13	Ingatestone DVB Bank America N.V.	To pledge the shares of Bayshore to secure the Ingatestone Facility Agreement
1st Priority Pledge Agreement and Irrevocable Proxy	6/28/13	Ingatestone DVB Bank America N.V.	To pledge the shares of Amber to secure the Ingatestone Facility Agreement

Document	Date	Parties	Purpose
1st Priority Pledge Agreement and Irrevocable Proxy	10/11/13	Ingatestone DVB Bank America N.V.	To pledge the shares of Springwater to secure the Ingatestone Facility Agreement
1st Priority Debt Service Reserve Account Pledge (and related Deposit Account Control Agreement)	1/24/13	Ingatestone DVB Bank America N.V.	To pledge Ingatestone's Debt Service Reserve Account with Wilmington Trust N.A. to secure the Ingatestone Facility Agreement
Guarantee, on a joint and several basis (imbedded in clause 16 of Ingatestone Facility Agreement)	1/18/13	Ultrapetrol UP Offshore Bahamas Bayshore Amber (ex Gracebay) Springwater Woodrow Shipping Inc.	To guarantee obligations under the Ingatestone Facility Agreement

Revolving Credit Agreement
Document	Date	Parties	Purpose
Guarantee	3/26/15	Ultrapetrol DVB Bank SE	To guarantee obligations under the Revolving Credit Agreement
Guarantee	12/18/13	UP Offshore Brazil DVB Bank SE	To guarantee obligations under the Revolving Credit Agreement
Guarantee	3/26/15	Packet DVB Bank SE	To guarantee obligations under the Revolving Credit Agreement
Guarantee	3/26/15	Padow DVB Bank SE	To guarantee obligations under the Revolving Credit Agreement

UP Offshore Bahamas $40 Million Facility Agreement
Document	Date	Parties	Purpose
1st Priority Pledge Agreement and Irrevocable Proxy	12/15/10	Lewistown DVB Bank America N.V.	To pledge the shares of Glasgow to secure the UP Offshore Bahamas $40 Million Facility Agreement
1st Priority Pledge Agreement and Irrevocable Proxy	12/15/10	Lewistown DVB Bank America N.V.	To pledge the shares of Zubia to secure the UP Offshore Bahamas $40 Million Facility Agreement
Master Agreement Assignment	12/15/10	UP Offshore Bahamas DVB Bank America N.V.	To assign UP Offshore Bahamas' rights under the Master Agreement dated 12/15/10 to secure the UP Offshore Bahamas $40 Million Facility Agreement
Guarantee, on a joint and several basis (imbedded in clause 16 of Ingatestone Facility Agreement)	1/18/13	Ultrapetrol Glasgow Zubia Cornamusa	To guarantee obligations under the UP Offshore Bahamas $40 Million Facility Agreement

UP Offshore Bahamas $61.3 Million Facility Agreement
Document	Date	Parties	Purpose
1st Priority Share Pledge Agreement	12/29/06	UP Offshore Bahamas DVB Bank SE (ex DVB Bank AG)	To pledge the shares of UP Offshore Uruguay to secure obligations under the UP Offshore Bahamas $61.3 Million Facility Agreement
Guarantee	12/29/06	Ultrapetrol DVB Bank SE (ex DVB Bank AG)	To guarantee obligations under the UP Offshore Bahamas $61.3 Million Facility Agreement
Guarantee	12/29/06	UP Offshore Brazil DVB Bank SE (ex DVB Bank AG)	To guarantee obligations under the UP Offshore Bahamas $61.3 Million Facility Agreement
Guarantee	12/29/06	Packet DVB Bank SE (ex DVB Bank AG)	To guarantee obligations under the UP Offshore Bahamas $61.3 Million Facility Agreement
Guarantee	12/29/06	Padow DVB Bank SE (ex DVB Bank AG)	To guarantee obligations under the UP Offshore Bahamas $61.3 Million Facility Agreement
Guarantee	11/1/07	Topazio Shipping LLC DVB Bank SE (ex DVB Bank AG)
To guarantee obligations under: (i) the UP Offshore Bahamas $61.3 Million Facility Agreement (and related ISDA Master Agreement) and (ii) the UP Offshore Bahamas $25 Million Facility Agreement (and related ISDA Master Agreement)

UP Offshore Bahamas $25 Million Facility Agreement
Document	Date	Parties	Purpose
Guarantee	11/1/07	Ultrapetrol DVB Bank SE (ex DVB Bank AG)	To guarantee obligations under the UP Offshore Bahamas $25 Million Facility Agreement
Guarantee	11/1/07	UP Offshore Brazil DVB Bank SE (ex DVB Bank AG)	To guarantee obligations under the UP Offshore Bahamas $25 Million Facility Agreement
Guarantee	11/1/07	Packet DVB Bank SE (ex DVB Bank AG)	To guarantee obligations under the UP Offshore Bahamas $25 Million Facility Agreement
Guarantee	11/1/07	Padow DVB Bank SE (ex DVB Bank AG)	To guarantee obligations under the UP Offshore Bahamas $25 Million Facility Agreement

Document	Date	Parties	Purpose
Guarantee	11/1/07	UP Offshore Uruguay DVB Bank SE (ex DVB Bank AG)	To guarantee obligations under the UP Offshore Bahamas $25 Million Facility Agreement
Guarantee	11/1/07	Topazio Shipping LLC DVB Bank SE (ex DVB Bank AG)
To guarantee obligations under: (i) the UP Offshore Bahamas $61.3 Million Facility Agreement (and related ISDA Master Agreement) and (ii) the UP Offshore Bahamas $25 Million Facility Agreement (and related ISDA Master Agreement)

UP Offshore Brazil $15 Million Facility Agreement
Document	Date	Parties	Purpose
Guaranty, on a joint and several basis (imbedded in clause 11 of UP Offshore Brazil $15 Million Facility Agreement)	1/17/06	Ultrapetrol Packet Padow Topazio Shipping LLC	To guarantee obligations under the UP Offshore Brazil $15 Million Facility Agreement

Guarantee Facility Agreement
Document	Date	Parties	Purpose
Guarantee	6/26/13	Ultrapetrol DVB Bank SE	To guarantee obligations under the Guarantee Facility Agreement
Guarantee	6/26/13	UP Offshore Bahamas DVB Bank SE	To guarantee obligations under the Guarantee Facility Agreement

Part 2
 New Transaction Security
1.	Guarantees and Security Interests for the Benefit of all Existing Facilities and the Guarantee Facility
1.1	UP OPAL
(a)	Mortgage
(i)	A Panamanian law first priority cross collateralized mortgage in the Ship UP OPAL granted by Hanford Shipping, Inc.
(b)	Share Pledges
(i)	A New York law first priority share pledge over shares in Hanford Shipping, Inc. ("Hanford") granted by Boise Trading Inc.
(ii)	A New York law first priority share pledge over shares in Boise Trading Inc. granted by UP Offshore Bahamas.
(c)	Assignment Agreements
(i)	A New York law Earnings Assignment made by Hanford with respect to the UP OPAL.
(ii)	A New York law Insurances Assignment made by Hanford, UP UK and UP Offshore Brazil with respect to the UP OPAL.
(iii)	A New York law Bareboat Charter Assignment with respect to the UP OPAL.
(A)	Made by Hanford in respect of Bareboat Charter with UP UK.
(B)	Made by UP UK in respect of Bareboat Charter with UP Offshore Brazil.
(iv)
Undertaking by UP Offshore Brazil to enter into a Time Charter Assignment (or pledge agreement of contract rights and other covenants) in respect of Time Charter with Petrobras if Petrobras changes policy against permitting such assignments.

1.2	Other New Transaction Security
(a)	Share Pledges
(i)	A Bahamian law first priority share pledge over shares in UP Offshore Bahamas granted by Holdings.
(ii)	A Brazilian law first priority quota pledge over quotas in Agriex granted by UP Offshore Uruguay and UP Offshore Bahamas.
(iii)	An English law first priority share pledge over shares in UP UK granted by UP Offshore Panama.
(iv)	A New York law first priority share pledge over shares in Topazio Shipping LLC granted by UP Offshore Brazil.
(b)	Account Security

(i)
A New York law first priority pledge over the Minimum Liquidity Account, the USD Free Cash Flow Concentration Account, the Master Concentration Account and each Current Account located in the United States granted by UP Offshore Bahamas and each other Obligor which maintains a Current Account in the United States.

(ii)
A Brazilian law first priority pledge over the BR Free Cash Flow Concentration Account and each Current Account located in Brazil granted by UP Offshore Bahamas and each other Obligor which maintains a Current Account in Brazil.

(iii)	A UK law first priority pledge over each Current Account located in the UK granted by UP Offshore Bahamas and each other Obligor which maintains a Current Account in the UK.
2.	Guarantees and Security Interests for the Benefit of each Individual Existing Facility or the Guarantee Facility
2.1	UP Offshore Brazil $15 Million Facility Agreement
(a)	Guarantees
(i)	A New York law Guarantee granted by UP Offshore Uruguay and UP Offshore Panama.
(b)	Share Pledges
(i)	A Brazilian law first priority quota pledge over shares in UP Offshore Brazil granted by UP Offshore Uruguay and UP Offshore Bahamas.
(ii)	A New York law first priority share pledge over shares in UP Offshore Panama granted by UP Offshore Bahamas.
(c)	Mortgages
(i)	A mortgage amendment to the existing Panama law 1st priority mortgage dated 1/23/06 originally granted by Packet over UP ESMERALDA.
(ii)	A mortgage amendment to the existing Panama law 1st priority mortgage dated 1/23/06 originally granted by Padow over UP SAFIRA.
(iii)	A mortgage amendment to the existing Brazilian law 1st priority mortgage dated 12/6/07 originally granted by UP Offshore Brazil over UP DIAMANTE.
(iv)	A mortgage amendment to the existing Brazilian law 1st priority mortgage dated 11/6/09 originally granted by UP Offshore Brazil over UP TOPAZIO.
(v)	A mortgage amendment to the existing Brazilian law 1st priority mortgage dated 1/31/06 originally granted by UP Offshore Brazil over UP AGUA-MARINHA.
(d)	Assignment Agreements
(i)	A New York law first priority Bareboat Charter Assignment made by UP UK in respect of the Bareboat Charter with UP Offshore Brazil for the UP SAFIRA.

2.2	UP Offshore Bahamas $25 Million Facility Agreement
(a)	Guarantees
See 2.1(A)(i).
(b)	Share Pledges
See 2.1(b)(i)-(ii).
(c)	Mortgages
(i)	See 2.1(c)(i)-(iv)
(ii)	A Brazilian law fourth priority mortgage granted by UP Offshore Brazil over UP AGUA-MARINHA.
(d)	Assignment Agreements
(i)	See 2.1(d)(i)
(ii)	A Brazilian law fourth priority Time Charter Assignment made by UP Offshore Brazil in respect of the Time Charter with Petrobras for the UP AGUA MARINHA.
(iii)	A New York law fourth priority Earnings Assignment made by UP Offshore Brazil in respect of UP AGUA MARINHA.
(iv)	A New York law fourth priority Insurances Assignment made by UP Offshore Brazil in respect of UP AGUA MARINHA.
2.3	UP Offshore Bahamas $61.3 Million Facility Agreement
(a)	Guarantees
See 2.1(A)(i).
(b)	Share Pledges
See 2.1(b)(i)-(ii).
(c)	Mortgages
(i)	See 2.1(c)(i)-(iv)
(ii)	A mortgage amendment to the existing Brazilian law second priority mortgage dated 2/27/07 originally granted by UP Offshore Brazil over UP AGUA-MARINHA.
(d)	Assignment Agreements
See 2.1(d)(i).
2.4	UP Offshore Bahamas $40 Million Facility Agreement
(a)	Guarantees

(i)	A New York law Guarantee granted by Lewistown Commercial Corp. ("Lewistown").
(b)	Share Pledges
(i)	A New York law first priority share pledge over shares in Lewistown granted by UP Offshore Bahamas.
(c)	Mortgages
(i)	A mortgage amendment to the existing Panama law first priority mortgage dated 12/20/10 originally granted by Glasgow over UP TURQUOISE.
(ii)	A mortgage amendment to the existing Panama law first priority mortgage dated 6/14/11 originally granted by Zubia over UP JASPER.
(d)	Assignment Agreements
None.
2.5	Revolving Credit Agreement
(a)	Guarantees
See 2.1(A)(i).
(b)	Share Pledges
See 2.1(b)(i)-(ii).
(c)	Mortgages
(i)	A mortgage amendment to the existing Panama law second priority mortgage dated 01/20/2014 originally granted by Packet over UP ESMERELDA.
(ii)	A mortgage amendment to the existing Panama law second priority mortgage dated 01/20/2014 originally granted by Padow over UP SAFIRA.
(iii)	A mortgage amendment to the existing Brazilian law second priority mortgage dated 11/14/2014 originally granted by UP Offshore Brazil over UP DIAMANTE.
(iv)	A mortgage amendment to the existing Brazilian law second priority mortgage dated 11/14/2014 originally granted by UP Offshore Brazil over UP TOPAZIO.
(v)	A mortgage amendment to the existing Brazilian law third priority mortgage dated 11/14/2014 originally granted by UP Offshore Brazil over UP AGUA MARINHA.
(d)	Assignment Agreements
(i)	See 2.1(d)(i)
(ii)	A Brazilian law second priority Time Charter Assignment made by UP Offshore Brazil in respect of the Time Charter with Petrobras for the UP DIAMANTE.

(iii)	A Brazilian law second priority Time Charter Assignment made by UP Offshore Brazil in respect of the Time Charter with Petrobras for the UP TOPAZIO.
(iv)	A Brazilian law third priority Time Charter Assignment made by UP Offshore Brazil in respect of the Time Charter with Petrobras for the UP AGUA MARINHA.
2.6	Ingatestone Facility Agreement
(a)	Guarantees
(i)	A New York law Guarantee granted by UP Offshore Panama.
(b)	Share Pledges
See 2.1(b)(ii).
(c)	Mortgages
(i)	A mortgage amendment to the existing Panama law first priority mortgage dated 3/27/13 originally granted by Amber over UP AMBER.
(ii)	A mortgage amendment to the existing Panama law first priority mortgage dated 10/11/13 originally granted by Springwater over UP PEARL.
(iii)	A mortgage amendment to the existing Panama law first priority mortgage dated 1/24/13 originally granted by Bayshore over UP JADE.
(d)	Assignment Agreements
None.
2.7	Linford Facility Agreement
(a)	Mortgages
(i)	A mortgage amendment to the existing Panama law first priority mortgage dated 12/30/13 originally granted by Leeward over UP AGATE.
(ii)	A mortgage amendment to the existing Panama law first priority mortgage dated 12/30/13 originally granted by Jura over UP CORAL.
(b)	Assignment Agreements
None.
2.8	Guarantee Facility Agreement
(a)	Guarantees
(i)	A New York law Guarantee granted by UP Offshore Uruguay.
(b)	Share Pledges
See 2.1(b)(i).
(c)	Mortgages

(i)	A mortgage amendment to the existing Brazilian law first priority mortgage dated 7/10/13 originally granted by UP Offshore Brazil over UP RUBI.
(d)	Assignment Agreements
None.

Schedule 6

 Agreed Representations
Each of the Obligors represents and warrants to each Finance Party as of the Effective Date and on such other dates as provided in any Finance Document, as follows:
1.	Status
Each Obligor is:
(a)	duly incorporated or formed and validly existing and in good standing under the law of its jurisdiction of incorporation or formation;
(b)
duly qualified and in good standing as a foreign company in each other jurisdiction in which it owns or leases property or in which the conduct of its business requires it to so qualify or be licensed except where, in each case, the failure to so qualify or be licensed and be in good standing could not reasonably be expected to have a Material Adverse Effect,

(c)
there are no proceedings or actions pending or contemplated by any Obligor, or to the knowledge of the Company or any Obligor contemplated by any third party, seeking to adjudicate such Obligor a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its property.

2.	Company power; consents
Each Obligor has the capacity and has taken all action, and no consent of any person is required, for:
(a)	it to own or lease and operate its properties and to carry on its business as now conducted and as proposed to be conducted;
(b)	it to execute each Finance Document to which it is or is to become a party;
(c)	it to maintain registration of the relevant Ship in the name of the relevant Shipowner under an Approved Flag;
(d)
it (as to any Obligor) to maintain the Loans or (as to any Obligor) to make all payments contemplated by, and to comply with its obligations under, each Finance Document, Bareboat Charter, Time Charter and Service Contract to which it is or is to become a party;

(e)	it to grant the Security Interests granted by it pursuant to the Finance Documents to which it is or is to become a party;
(f)	the perfection or maintenance of the Security Interests created by the Finance Documents (including the priority nature thereof); and

(g)	the exercise by any Finance Party of their rights under any of the Finance Documents or the remedies in respect of any Collateral pursuant to any of the Finance Documents to which it is a party, except, in each case, for consents which have been duly obtained, taken, given or made and are in full force and effect.
3.	Consents in force
All the consents referred to in Section 2 (Company power; consents) of this Schedule 6 (Agreed Representations) remain in force and nothing has occurred which makes any of them liable to revocation.
4.	Title
(a)
Each Obligor owns (i) in the case of any owned real property, good and marketable fee title to and (ii) in the case of any owned personal property, good and valid title to, or, in the case of leased real or personal property, valid and enforceable leasehold interests (as the case may be) in, all of its properties and assets, tangible and intangible, of any nature whatsoever, free and clear in each case of all Security Interests or claims, except for Permitted Security Interests.

(b)
No Obligor has created or is contractually bound to create any Security Interest on or with respect to any of its assets, properties, rights or revenues, except for Permitted Security Interests, and except as provided in this Agreement and the other Finance Documents, no Obligor is restricted by contract, applicable law or regulation or otherwise from creating Security Interests on any of its assets, properties, rights or revenues.

(c)
Each applicable Obligor has received all deeds, assignments, waivers, consents, non-disturbance and attornment or similar agreements, bills of sale and other documents, and has duly effected all recordings, filings and other actions necessary to establish, protect and perfect such Obligor's right, title and interest in and to the Ship owned by it and other properties and assets (or arrangements for such recordings, filings and other actions acceptable to the Relevant Agent shall have been made).

5.	Legal validity; effective Security Interests
Subject to any relevant insolvency laws affecting creditors' rights generally:
(a)
the Finance Documents to which each Obligor is a party, constitute or, as the case may be, will constitute upon execution and delivery (and, where applicable, registration as provided for in the Finance Documents), such Obligor's legal, valid and binding obligations enforceable against it in accordance with their respective terms; and

(b)
the Finance Documents to which each Obligor is a party, create or, as the case may be, will create upon execution and delivery (and, where applicable, registration as provided for in the Finance Documents), legal, valid and binding perfected Security Interests enforceable in accordance with their respective terms over the specific assets to which they, by their terms, relate.

6.	No third party Security Interests.
Without limiting the generality of Sections 4 and 5, at the time of the execution and delivery of each Finance Document:

(a)	the relevant Obligor had or will have the right to create all the Security Interests which that Finance Document purports to create; and
(b)
no third party will have any Security Interest (except for Permitted Security Interests) or any other interest, right or claim over, in or in relation to any asset to which any such Security Interest, by its terms, relates.

7.	No conflicts
The execution of each Finance Document, the borrowing and maintaining of each Loan, the issuance and maintenance of the guarantee under the Guarantee Facility and compliance with each Finance Document, will not involve or lead to a contravention of:
(a)	any Applicable Law; or
(b)	the constitutional documents of any Obligor; or
(c)	any contractual or other obligation or restriction which is binding on any Obligor or any of its assets; or
(d)
except for Security Interests created by the Finance Documents, result in or require the creation or imposition of any lien or Security Interest upon or with respect to any of the properties of an Obligor.

8.	Status of Secured Liabilities
(a)
The Secured Liabilities constitute direct, unconditional and general obligations of each Obligor and rank senior, as to payment and security, to all subordinated Financial Indebtedness of the Obligors and, as to security, all other creditors of each Shipowner, except for claims mandatorily preferred by law and claims under the Existing Transaction Security.

(b)
The Transaction Security has or will have the ranking in priority which it is expressed to have in the Transaction Security Documents and it is not subject to any prior ranking or pari passu ranking Security Interest, save for Permitted Security Interests.

9.	Taxes
(a)
All payments which an Obligor is liable to make under the Finance Documents to which it is a party can properly be made without deduction or withholding for or on account of any tax payable under any law of any Pertinent Jurisdiction, except payments of interest and/or fees and/or expenses by any Obligor which are subject to Brazilian withholding tax.

(b)
Each Obligor has timely filed or has caused to be filed all tax returns and other reports that it is required by law or regulation to file in any Pertinent Jurisdiction, and has paid or caused to be paid all taxes, assessments and other similar charges that are due and payable in any Pertinent Jurisdiction, other than taxes and charges:

(i)
which (A) are not yet due and payable or (B) are being contested in good faith by appropriate proceedings and for which adequate reserves have been established and as to which such failure to have paid such tax does not create any risk of sale, forfeiture, loss, confiscation or seizure of a Ship or of criminal liability; or

(ii)	the non-payment of which could not reasonably be expected to have a Material Adverse Effect.
The charges, accruals, and reserves on the books of each Obligor respecting taxes are adequate in accordance with GAAP.
(c)
No material claim for any tax has been asserted against an Obligor by any Pertinent Jurisdiction or other taxing authority other than claims that are included in the liabilities for taxes in the most recent balance sheet of such person or disclosed in the notes thereto, if any.

(d)
The execution, delivery, filing and registration or recording (if applicable) of the Finance Documents and the consummation of the transactions contemplated thereby will not cause any of the Finance Parties to be required to make any registration with, give any notice to, obtain any license, permit or other authorization from, or file any declaration, return, report or other document with any Governmental Authority in any Pertinent Jurisdiction.

(e)
No taxes are required by any Governmental Authority in any Pertinent Jurisdiction to be paid with respect to or in connection with the execution, delivery, filing, recording, performance or enforcement of any Finance Document.

(f)
The execution, delivery, filing, registration, recording, performance and enforcement of the Finance Documents by any of the Finance Parties will not cause such Finance Party to be subject to taxation under any law or regulation of any Governmental Authority in any Pertinent Jurisdiction of any Obligor.

(g)
Other than the recording of the relevant Mortgage or, as the case may be, Mortgage amendment in accordance with the laws of the relevant Approved Flag and filings in the Commonwealth of the Bahamas, the Republic of Panama, the Republic of Brazil, England, Washington, D.C., the State of Delaware or such other jurisdiction as may be required in respect of certain of the Finance Documents, and the payment of fees related thereto, it is not necessary for the legality, validity, enforceability or admissibility into evidence of this Agreement or any other Finance Document that any stamp, registration or similar taxes be paid on or in relation to this Agreement or any of the other Finance Documents.

10.	No Potential Event of Default or Event of Default
(a)
No Event of Default or Potential Event of Default has occurred or is continuing or is reasonably likely to result from the making or maintaining of any Loan or the entry into, the performance of, or any transaction contemplated by, any Finance Document.

(b)
No other event or circumstance is outstanding which constitutes (or, with the expiry of a grace period, the giving of notice, the making of any determination or any combination of any of the foregoing, would constitute) a default or termination event (however described) under any other agreement or instrument which is binding on any Obligor or to which any Obligor's assets are subject which has or could reasonably be likely to have a Material Adverse Effect.

11.	Financial Statements; Information
(a)	The Original Financial Statements, Cash Flow and Overhead Expenses Report and other financial information delivered pursuant to Section 4(b) of Part 1 (Initial Conditions

Precedent) of Schedule 2 (Conditions Precedent) and Section 10(h) and 10(k) of Part 2 (Conditions Precedent to Effective Date) of Schedule 2 (Conditions Precedent) and all other financial statements, information and other data furnished by or on behalf of an Obligor to any of the Finance Parties:
(i)	was true and accurate at the time it was given;
(ii)
such financial statements, if any, have been prepared in accordance with GAAP and accurately and fairly represent the financial condition of such Obligor as of the date or respective dates thereof and the results of operations of such Obligor for the period or respective periods covered by such financial statements;

(iii)	there are no other facts or matters the omission of which would have made or make any such information false or misleading;
(iv)
there has been no material adverse change in the financial condition, operations or business prospects of any Obligor since the date on which such information was provided other than as previously disclosed to the Administrative Agent in writing; and

(v)
none of the Obligors has any contingent obligations, liabilities for taxes or other outstanding financial obligations which are material in the aggregate except as disclosed in such statements, information and data.

12.	No litigation
No legal or administrative action involving an Obligor (including any action relating to any alleged or actual breach of the ISM Code, the ISPS Code or any Environmental Law) has been commenced or taken by any person, or, to the Company's or any other Obligor's knowledge, is threatened or likely to be commenced or taken which, in any case, could reasonably be expected to have a Material Adverse Effect.
13.	ISM Code and ISPS Code compliance
Each relevant Obligor has obtained or will cause the Approved Manager to obtain all necessary ISM Code Documentation and ISPS Code Documentation in connection with the Ship owned by it and its operation and will be or will cause such Ship and the Approved Manager to be in full compliance with the ISM Code and the ISPS Code.
14.	Validity and completeness of Bareboat Charters, Time Charters, Service Contracts, Allocation Agreement and BNDES Loan Agreement
(a)	Each Bareboat Charter constitutes valid, binding and enforceable obligations of the Obligors party thereto and of the Bareboat Charterer party thereto in accordance with its terms and:
(i)	the copy of each such Bareboat Charter delivered to the Administrative Agent before the date of this Agreement is a true and complete copy; and
(ii)	no amendments or additions to each such Bareboat Charter have been agreed nor has the Obligor party thereto waived any of its respective rights under such Bareboat Charter.
(b)	Each Time Charter constitutes valid, binding and enforceable obligations of the Bareboat Charterer party thereto in accordance with its terms and:

(i)	the copy of each such Time Charter delivered to the Administrative Agent before the date of this Agreement is a true and complete copy; and
(ii)	no amendments or additions to each such Time Charter have been agreed nor has the Bareboat Charterer party thereto waived any of its respective rights under such Time Charter.
(c)	Each Service Contract constitutes valid, binding and enforceable obligations of the Approved Manager party thereto in accordance with its terms and:
(i)	the copy of each such Service Contract delivered to the Administrative Agent before the date of this Agreement is a true and complete copy; and
(ii)	no amendments or additions to each such Service Contract have been agreed nor has the Approved Manager party thereto waived any of its respective rights under such Service Contract.
(d)	The Allocation Agreement constitutes the valid, binding and enforceable obligation of UABL and the Obligors party thereto in accordance with its terms and:
(i)	the copy of the Allocation Agreement delivered to the Administrative Agent before the date of this Agreement is a true and complete copy; and
(ii)	no amendments or additions to the Allocation Agreement have been agreed nor has any Obligor party thereto waived any of its respective rights under such Allocation Agreement.
(e)	The BNDES Loan Agreement constitutes the valid, binding and enforceable obligations of BNDES and the Obligors party thereto respectively in accordance with its terms; and:
(i)	the copy of the BNDES Loan Agreement (together with any amendments thereto) delivered to the Administrative Agent before the date of this Agreement is a true and complete copy; and
(ii)	no amendments or additions to the BNDES Loan Agreement have been agreed nor has BNDES or any Obligor party thereto waived any of its respective rights under the BNDES Loan Agreement.
15.	Compliance with law; Environmentally Sensitive Material
Except to the extent the following could not reasonably be expected to have a Material Adverse Effect:
(a)
the operations and properties of each of the Obligors comply with all applicable laws and regulations, including without limitation Environmental Laws, all necessary Environmental Permits have been obtained and are in effect for the operations and properties of each of the Obligors and each of the Obligors is in compliance in all material respects with all such Environmental Permits; and

(b)
none of the Obligors has been notified in writing by any person that it or any of its subsidiaries or Affiliates is potentially liable for the remedial or other costs with respect to treatment, storage, disposal, release, arrangement for disposal or transportation of any Environmentally Sensitive Material, except for costs incurred in the ordinary course of business with respect to treatment, storage, disposal or transportation of such Environmentally Sensitive Material.

16.	Ownership structure
(a)
All of the Equity Interests of each of the Obligors (other than Holdings, the Company and each Obligor organized in Brazil have been validly issued, are fully paid, non-assessable and free and clear of all Security Interests (except Permitted Security Interests)  and are owned directly or indirectly by Holdings.

(b)
All of the Equity Interests of the Company have been validly issued, are fully paid, non-assessable and free and clear of all Security Interests (except Permitted Security Interests) and are directly owned beneficially and of record by Holdings,

(c)
All of the Equity Interests of Holdings have been validly issued, are fully paid, non-assessable and free and clear of all Security Interests and are as of the Effective Date owned beneficially and of record by the Investor.

(d)
None of the Equity Interests of the Obligors are subject to any existing option, warrant, call, right, commitment or other agreement of any character to which the Obligors is a party requiring, and there are no Equity Interests of the Obligors outstanding which upon conversion or exchange would require, the issuance, sale or transfer of any additional Equity Interests of the Obligors or other Equity Interests convertible into, exchangeable for or evidencing the right to subscribe for or purchase Equity Interests of the Obligors, except in each case as disclosed to the Administrative Agent in respect of Holdings.

(e)
All of the quotas in the Equity Interests of each Obligor organized in Brazil have been validly issued, are fully paid, non-assessable and free and clear of all Security Interests (other than Permitted Security Interests) and are owned beneficially and of record by UP Offshore Bahamas (as to .01%) and UP Offshore Uruguay (as to 99.99%).

17.	Pension Plans.
None of the Obligors is a party to any Plan, Multiemployer Plan or Foreign Pension Plan.
18.	Margin Stock
No Obligor is engaged in the business of extending credit for the purpose of purchasing or carrying Margin Stock and no proceeds of any Loan has or will be used to buy or carry any Margin Stock or to extend credit to others for the purpose of buying or carrying any Margin Stock.
19.	Investment company.
No Obligor is an "investment company," or an "affiliated person" of, or "promoter" or "principal underwriter" for, an "investment company," as such terms are defined in the Investment Company Act of 1940, as amended.
20.	Asset control.
(a)
No Obligor is a Prohibited Person, and no Obligor is owned or controlled by, or acting directly or indirectly on behalf of or for the benefit of, a Prohibited Person and does not own or control a Prohibited Person;

(b)
No proceeds of any Loan has, or shall be, made available, directly or indirectly, to or for the benefit of a Prohibited Person or otherwise has been or shall be, directly or indirectly, applied in a manner or for a purpose prohibited by Sanctions.

21.	No money laundering
In relation to the performance and discharge of each Obligor's obligations and liabilities under the Finance Documents, and the transactions and other arrangements affected or contemplated by the Finance Documents to which it is a party, each Obligor confirms that:
(a)	it is acting for its own account;
(b)	it has and will use the proceeds of such Loan for its own benefit, under its full responsibility and exclusively for the purposes specified in this Agreement; and
(c)
the foregoing has not, and will not, involve or lead to a contravention of any law, official requirement or other regulatory measure or procedure implemented to combat "money laundering" (as defined in Article 1 of Directive 2005/60/EC of the European Parliament and of the Council), including, without limitation, the EU's Fourth Anti-Money Laundering Directive (AMLD) adopted in May 2015, and comparable United States federal and state laws, including without limitation the PATRIOT Act and the Bank Secrecy Act.

22.	Ships
Each Ship is:
(a)
in the sole and absolute ownership of an Obligor and duly registered in such Obligor's name under the law of an Approved Flag, unencumbered save and except for each Mortgage thereon in favor of the Common Security Agent or the relevant Existing Security Holder recorded against it and as permitted thereby;

(b)	seaworthy for hull and machinery insurance warranty purposes and in every way fit for its intended service;
(c)	insured in accordance with the provisions of this Agreement and the requirements hereof in respect of such insurances will have been complied with;
(d)	in class in accordance with the provisions of this Agreement and the requirements hereof in respect of such classification will have been complied with; and
(e)	managed by an Approved Manager pursuant to an Approved Management Agreement.
23.	Place of business
For purposes of the UCC, each Obligor has only one place of business located at, or, if it has more than one place of business, the chief executive office from which it manages the main part of its business operations and conducts its affairs is located at the location set forth below or in such Obligor's Accession Agreement:
In the case of Holdings and UP Offshore Bahamas:

Ocean Centre
Montagu Foreshore
East Bay Street
P.O. Box SS-19084
Nassau, The Bahamas

In the case of Ingatestone Holdings Inc., Woodrow Shipping Inc., Amber Shipping Inc., Springwater Shipping Inc., Bayshore Shipping Inc., Packet Maritime Inc., Padow Shipping Inc., Glasgow Shipping Inc., Zubia Shipping Inc., Linford Trading Inc., Leeward Shipping, Inc. and Jura Shipping Inc.:

Edificio Capital Plaza, Piso 15
Paseo Roberto Motta
Costa Del Este, Panama
Republic of Panama

In the case of UP Offshore Brazil:

Av. Ataulfo de Paiva no. 1235 - 3ºandar
Leblon – Rio de Janeiro, Brazil
Zip Code: 22440-034

In the case of UP Offshore Uruguay:

Julio Herrara y Obes 1416,
Piso 8, Montevideo
Uruguay

None of the Obligors (other than Topazio Shipping) has a place of business in the United States of America, the District of Columbia, the United States Virgin Islands, or any territory or insular possession subject to the jurisdiction of the United States of America.
24.	Solvency
In the case of each Obligor:
(a)	the sum of its assets, at a fair valuation, does and will exceed its liabilities, including, to the extent they are reportable as such in accordance with GAAP, contingent liabilities;
(b)
the present fair market saleable value of its assets is not and shall not be less than the amount that will be required to pay its probable liability on its then existing debts, including, to the extent they are reportable as such in accordance with GAAP, contingent liabilities, as they mature;

(c)	it does not and will not have unreasonably small working capital with which to continue its business;
(d)	it has not incurred, does not intend to incur and does not believe it will incur, debts beyond its ability to pay such debts as they mature; and
(e)
no corporate action, legal proceeding or other procedure or step described in Section 8 (Insolvency Proceedings) of Schedule 10 (Agreed Events of Default) or creditors' process described in Section 10 (Creditors' process) of Schedule 10 (Agreed Events of Default) has been taken or, to the knowledge of the Company, threatened in relation to any Obligor and none of the circumstances described in Section 7 (Insolvency) or 8 (Insolvency Proceedings) of Schedule 10 (Agreed Events of Default) applies to the Company or any other Obligor.

25.	Obligors' business
From the date of its incorporation until the date this representation is made, no Obligor has conducted any business other than in connection with, or for the purpose of, building, owning and operating the Ships.
26.	Immunity; enforcement; submission to jurisdiction; choice of law
(a)
Each Obligor is subject to civil and commercial law with respect to its obligations under the Finance Documents, and the execution, delivery and performance by each Obligor of the Finance Documents to which it is a party constitute private and commercial acts rather than public or governmental acts.

(b)
No Obligor or any of its properties has any immunity from suit, court jurisdiction, attachment prior to judgment, attachment in aid of execution of a judgment, set-off, execution of a judgment or from any other legal process in relation to any Finance Document.

(c)
It is not necessary under the laws of any Obligor's Pertinent Jurisdiction or of the Approved Flag relating to any Ship owned by such Obligor, in order to enable any Finance Party to enforce its rights under any Finance Document or by reason of the execution of any Finance Document or the performance by any Obligor of its obligations under any Finance Document, that such Finance Party should be licensed, qualified or otherwise entitled to carry on business in such Obligor's Pertinent Jurisdiction or of the Approved Flag relating to any Ship owned by such Obligor.

(d)
Other than the recording of each Mortgage in accordance with the laws of the Approved Flag relating to any Ship, as applicable, and such filings as may be required in a Pertinent Jurisdiction in respect of certain of the Finance Documents, and the payment of fees consequent thereto, it is not necessary for the legality, validity, enforceability or admissibility into evidence of this Agreement or any other Finance Document that any of them or any document relating thereto be registered, filed recorded or enrolled with any court or Governmental Authority in any Pertinent Jurisdiction.

(e)
The execution, delivery, filing, registration, recording, performance and enforcement of the Finance Documents by any of the Finance Parties will not cause such Finance Party to be deemed to be resident, domiciled or carrying on business in any Pertinent Jurisdiction of any Obligor or subject to taxation under any law or regulation of any Governmental Authority in any Pertinent Jurisdiction of any Obligor.

(f)
Under the law of each Obligor's jurisdiction of incorporation or formation, the choice of the law of New York to govern this Agreement and the other Finance Documents to which New York law is applicable is valid and binding.

(g)
The submission by each Obligor to the jurisdiction of the New York State courts and the U.S. Federal court sitting in New York County pursuant to Section 34.2 (Consent to Jurisdiction) is valid and binding and not subject to revocation, and service of process effected in the manner set forth in Section 34.2(d) will be effective to confer personal jurisdiction over the Obligors in such courts.

27.	Governmental Approvals; Third Party Consent
No license, consent, authorization or approval or other action by, or notice to or registration or filing with, any Governmental Authority, any noteholder, Petrobras and no other third party consent or approval is necessary for the due execution, delivery and performance by each Obligor of this Agreement, any other Finance Document, the Corporate Reorganization or the other transactions contemplated hereby, except as has been delivered to the Administrative Agent pursuant to Sections 5(b), 5(d) and 10(f) of Part 2 (Conditions Precedent to Effective Date) of Schedule 2 (Conditions Precedent).
28.	Repetition of Representations
Delivery of an Accession Agreement constitutes confirmation by the relevant Additional Obligor that the representations and warranties referred to herein are true and correct in relation to it as at the date of delivery as if made by reference to the facts and circumstances then existing.

Schedule 7

 Agreed Affirmative and Negative Covenants
Part 1
 Affirmative Covenants
From the Effective Date until all amounts payable under this Agreement and under each Amended Facility Agreement and the Amended Guarantee Facility Agreement have been paid in full, and no undrawn guarantee under the Amended Guarantee Facility Agreement remains outstanding, each of the Obligors undertakes with each Finance Party to comply or cause compliance with the following provisions of this Part 1 (Affirmative Covenants) of Schedule 7 except as the Administrative Agent, with the consent of the Required Lenders, may approve from time to time in writing, such approval not to be unreasonably withheld:
1.1
Performance of obligations.  Each Obligor shall duly observe and perform its obligations under each Bareboat Charter, Time Charter, Service Contract and Finance Document to which it is or is to become a party and under the Allocation Agreement and the BNDES Loan Agreement to the extent it is or is to become a party thereto.

1.2	Notification of defaults (etc). The Company shall promptly notify the Administrative Agent, upon becoming aware of the same, of:
(a)
the occurrence of an Event of Default or of any Potential Event of Default or any other event (including any litigation) which might adversely affect any Obligor's ability to perform its obligations under each Bareboat Charter, Time Charter, Service Contract and Finance Document to which it is or is to become a party;

(b)	any default, or any interruption in the performance whether or not the same constitutes a default, by any party to a Bareboat Charter, Time Charter or Service Contract; and
(c)	any damage or injury caused by or to a Ship in excess of $1,000,000.
1.3
Confirmation of no default.  The Company will, within two (2) Business Days after service by the Administrative Agent of a written request, serve on the Administrative Agent a notice which is signed by an officer, a director, a duly authorized person of the Company and which states that:

(a)	no Event of Default or Potential Event of Default has occurred; or
(b)	no Event of Default or Potential Event of Default has occurred, except for a specified event or matter, of which all material details are given.
1.4
Notification of litigation.  The Company will provide the Administrative Agent with details of any legal or administrative action involving the Company, any other Obligor, any Approved Manager or any Ship, the Earnings or the Insurances as soon as such action is instituted or it becomes apparent to the Company or any other Obligor that it is likely to be instituted, unless it is clear that the legal or administrative action cannot be considered material in the context of any Finance Document.

1.5	Provision of further information.

(a)	The Company will, as soon as practicable after receiving the request, provide the Administrative Agent with any additional business, financial, ownership or other information relating to:
(i)	the Obligors (or any of their assets including any Ship) or any of Holdings' other Affiliates; or
(ii)	any other matter relevant to, or to any provision of, a Finance Document;
which may be requested by any Finance Party at any time.
(b)	The Company will provide the Administrative Agent with:
(i)
all relevant operational information in respect of or related to each Ship and Offshore Entity (A) on a quarterly basis and (B) at any time and from time to time, upon the written request of any Agent or the Administrative Agent, in each case at the expense of the relevant Offshore Entity;

(ii)
all information in respect of or related to contract status of each of the Ships, including, without limitation, all information and communications related to (A) any circumstance in which any such Ship becomes idle, (B) any ongoing or future charter contract tender offers related to any such Ship and (C) any existing contracts and charters with Petrobras or any other contract of employment; and

(iii)
any relevant information necessary for the Lenders to assess the allocation method in the Allocation Agreement, the amount of the Allocation Overcharges and the information set forth in the Cash Flow and Overhead Expenses Report.

1.6	Books of record and account; separate accounts
(a)
Each Obligor shall keep separate and proper books of record and account in which full and materially correct entries shall be made of all financial transactions and the assets and business of such Obligor in accordance with GAAP, and the Administrative Agent shall have the right to examine the books and records of each Obligor wherever the same may be kept from time to time as it sees fit, in its sole reasonable discretion, or to cause an examination to be made by a firm of accountants selected by it, provided that any examination shall be done without undue interference with the day to day business operations of the Obligors.

(b)	Each Obligor shall comply with the Ringfencing Requirements at all times.
1.7	Financial reports.
(a)	Holdings shall prepare and deliver to the Administrative Agent:
(i)
within 60 days after the end of each of each Fiscal Quarter of each Fiscal Year (commencing with the Fiscal Quarter ending March 31, 2017), unaudited financial statements of Holdings and its consolidated subsidiaries in respect of each such Fiscal Quarter, all in reasonable detail and prepared in accordance with GAAP, certified as having been reviewed by its chief financial officer (or equivalent);

(ii)
as soon as practicable, but not later than 90 days after the end of each Fiscal Year (commencing with the Fiscal Year ending December 31, 2017) to which they relate, audited consolidated financial statements in respect of such Fiscal Year, all in reasonable detail and prepared in accordance with GAAP, certified as having been audited by an Acceptable Accounting Firm;
(iii)	together with the financial statements that the Company delivers in (i) and (ii) above, a Compliance Certificate;
(iv)
within 30 days after the end of each Fiscal Year, an updated 12-month business plan for the Fiscal Year in which such business plan is delivered, broken down monthly, including projected cash receipts and disbursements and projected Operating Expenses for each Ship and other administrative expenses, in form and substance consistent with prior business plans provided to the Administrative Agent, and identifying potential cost saving measures with respect to the reducing Operating Expenses and Direct Overhead Expenses; and

(v)
such other financial statements (including, without limitation, details of all off-balance sheet and time charter hire commitments), annual budgets and projections as may be reasonably requested by the Administrative Agent, each to be in such form as the Administrative Agent may reasonably request.

(b)
The Company shall prepare and deliver to the Administrative Agent, within fifteen (15) calendar days after the end of each Fiscal Quarter ended on or after the Effective Date, a report (commencing with the first Fiscal Quarter ending on or after the Effective Date) (the "Cash Flow and Overhead Expenses Report") setting forth, in reasonable detail the information required by clauses (i) through (iii) below (and in substantially the form delivered on the Effective Date for the period ending on the last day of the immediately preceding month ended at least 15 days prior to the Effective Date) provided that any adjustment to the UPO Overhead Expenses Cap caused by the adjustment mechanism related to FX Spot Rate and/or inflation described in the definition of UPO Overhead Expenses Cap will be calculated and become effective in the following Quarter's Cash Flow and Overhead Expense Report, provided, further, that, for the Fiscal Quarter ending December 31 of each year, the Company shall have twenty one (21 days) to produce the Cash Flow and the Overhead Expenses Report:

(i)
a detailed calculation of Free Cash Flow generated by each Ship for the Fiscal Quarter ending immediately prior to the Fiscal Quarter in which such Cash Flow and Overhead Expenses Report is delivered (including, for the avoidance of doubt, an accounting of Total Revenue in respect of each Ship and a detailed line item accounting of Operating Expenses for each Ship and Direct Overhead Expenses for the preceding Fiscal Quarter,

(ii)
summaries of the balances of all Deposit Accounts as of the last day of the two most recent preceding Fiscal Quarters, provided that the balances for Deposit Accounts denominated in currencies other than U.S. dollars shall be expressed both in such currency and in U.S. dollars (calculated using the FX Spot Rate) and the applicable FX Spot Rate shall be set forth in such summaries, and

(iii)
a detailed good faith calculation for such Fiscal Quarter then just ended (or, with respect to the Fiscal Quarter in which the Effective Date occurs, for the remainder of such Fiscal Quarter after the Effective Date), setting forth (a) in reasonable detail, a calculation of the UPO Overhead Expenses for such Fiscal Quarter or other period and the aggregate amount of UPO Overhead Expenses for such Fiscal Year and (b) a certification from a responsible officer of each of

Holdings and UABL that such UPO Overhead Expenses calculation complies with the terms of the Allocation Agreement
(c)	Report Objection Resolution Procedures
(i)
Unless an Agent has submitted to the Company (with a copy to each other Agent) a written objection (an "Objection") to the Cash Flow and Overhead Expenses Report within ten (10) Business Days of receipt thereof, such report for the relevant quarterly period shall be deemed "Final" on the eleventh (11th) Business Days following receipt thereof.

(ii)
If an Objection is timely delivered, the Company and the Agents shall work to consensually resolve the Objection promptly.  If the Objection is not consensually resolved within ten (10) days of its delivery, the Objection shall be referred to a financial advisor, which financial advisor shall be selected jointly by the Company and the Administrative Agent and will act as an expert and not an arbitrator and will resolve the Objection within fifteen (15) days of such appointment.  Such determination shall be binding on all parties and on the date on which such determination is made, the Cash Flow and Overhead Expenses Report shall be deemed Final.

(iii)
Where an Objection to a Cash Flow and Overhead Expenses Report has been delivered and the Objection has not been consensually resolved within ten (10) days of its delivery, the Free Cash Flow Sweep shall occur the date that is thirty (30) days after delivery of the Cash Flow and Overhead Expenses Report (in an amount equal to the Free Cash Flow set out in the contested Cash Flow and Overhead Expenses Report delivered by the Company) and Holdings shall make such payments from the Free Cash Flow Concentration Accounts as required under the Payment Waterfall immediately as if the Cash Flow and Overhead Expenses Report had become Final. In the event that the financial advisor subsequently resolves the Cash Flow and Overhead Expenses Report in a manner which results in there being more Free Cash Flow than originally reported in a Cash Flow and Overhead Expenses Report, such additional amount shall be immediately swept into the relevant Free Cash Flow Concentration Account for payment to the Lenders in accordance with the Payment Waterfall on the next quarterly amortization and interest payment date.

1.8	Appraisals of Fair Market Value. The Fair Market Value of each Ship shall be reported to the Administrative Agent as follows:
(a)
at the Company's expense, on a semi-annual basis, for the first time approximately six (6) months after the Effective Date and every six (6) months thereafter for inclusion with each Compliance Certificate delivered in connection with Section 1.7(a)(iii) above for the first and third Fiscal Quarters of each Fiscal Year;

(b)	at the Lenders' expense, at any time upon the request of the Administrative Agent (acting upon the instructions of the Required Lenders); and
(c)
at the Company's expense, at any time upon the request of the Administrative Agent (acting upon the instructions of the Required Lenders) if a Potential Event of Default or an Event of Default has occurred and is continuing.

provided that if the two appraisals obtained by the Company differ in excess of 10% of the lower valuation, the Company shall, at its sole expense, promptly obtain a third appraisal from an Approved Broker.
1.9
Taxes.  Each Obligor shall prepare and timely file all tax returns required to be filed by it and pay and discharge all taxes imposed upon it or in respect of any of its property and assets before the same shall become in default, as well as all lawful claims (including, without limitation, claims for labor, materials and supplies) which, if unpaid, might become a Security Interest upon any Collateral or any part thereof, except in each case, for any such taxes (i) as are being contested in good faith by appropriate proceedings and for which adequate reserves have been established, (ii) as to which such failure to have paid does not create any risk of sale, forfeiture, loss, confiscation or seizure of a Ship or criminal liability, or (iii) the failure of which to pay or discharge could not reasonably be expected to have a Material Adverse Effect.

1.10
Consents.  Each Obligor shall obtain or cause to be obtained, maintain in full force and effect and comply with the conditions and restrictions (if any) imposed in connection with, every consent and do all other acts and things which may from time to time be necessary or required for the continued due performance of all of its obligations under the BNDES Loan Agreement, the Allocation Agreement, any Bareboat Charter, Time Charter, Service Contract and Finance Document to which it is or is to become a party, and shall deliver a copy of all such consents to the Administrative Agent promptly upon its request.

1.11	Compliance with applicable law. Each Obligor shall:
(a)
comply with Applicable Laws, (i) in respect of the conduct of its business and the ownership of its property, except such non-compliances as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or affect the legality, validity, binding effect or enforceability of any Bareboat Charter, Time Charter, Service Contract and Finance Document to which it is or is to become a party and (ii) applicable to each Ship, its ownership, employment, operation, management and registration, including the ISM Code, ISPS Code, all Environmental Laws, all Sanctions and the laws of the relevant Approved Flag; and

(b)
obtain, comply with, and do all that is necessary to maintain in full force and effect any approvals required by any Environmental Law except such non-compliances as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

1.12
Existence.  Each Obligor shall do or cause to be done all things necessary to preserve and keep in full force and effect its existence in good standing under the laws of its jurisdiction of incorporation or formation.

1.13	Conduct of business.
(a)	Holdings shall conduct business only in connection with, or for the purpose of directly owning the Equity Interests of the Company.
(b)
The Company shall conduct business only in connection with, or for the purpose of, directly or indirectly, owning the Equity Interests or, in the case of any Brazilian Obligor, quotas, of each Obligor (other than Holdings).

(c)	Each Shipowner shall conduct business only in connection with, or for the purpose of, owning and chartering the Ship owned by it.

(d)	Each Obligor shall conduct business in its own name and observe all corporate and other formalities required by its constitutional documents.
1.14	Properties.
(a)
Except to the extent the failure to do so could not reasonably be expected to have a Material Adverse Effect, each Obligor shall maintain and preserve all of its properties that are used or useful in the conduct of its business in good working order and condition, ordinary wear and tear excepted.

(b)
Each Obligor shall obtain and maintain good and marketable title or the right to use or occupy all real and personal properties and assets (including intellectual property) reasonably required for the conduct of its business.

(c)
Each Obligor shall maintain and protect its intellectual property and conduct its business and affairs without infringement of or interference with any intellectual property of any other person in any material respect and shall comply in all material respects with the terms of its licenses.

1.15	Loan proceeds. The Company shall use the proceeds of each Loan solely to partially finance or refinance the acquisition of the Ships.
1.16
Accounts.  Neither Holdings nor any of its direct or indirect Subsidiaries shall open and/or maintain any deposit or securities accounts other than the Deposit Accounts unless (i) the Common Agent, in its reasonable discretion, provides its prior written consent for the opening and/or maintaining of the deposit or securities account and (ii) such account becomes subject to a pledge in favor of the Lenders and the Common Security Agent and a Control Agreement (and/or instrument of equivalent effect in any non-U.S. jurisdiction in which any such account is maintained).

1.17
Change of place of business.  The Company shall notify the Administrative Agent promptly of any change in the location of the place of business where it or any other Obligor conducts its affairs and keeps its records.

1.18
Pollution liability.  Each Obligor shall take, or cause to be taken, such actions as may be reasonably required to mitigate potential liability to it arising out of pollution incidents or as may be reasonably required to protect the interests of the Finance Parties with respect thereto.

1.19
Subordination of loans.  The Company and each other Obligor shall cause all loans made to it by any Affiliate, parent or subsidiary or Approved Manager and all sums and other obligations (financial or otherwise) owed by it to any Affiliate, parent or subsidiary to be fully subordinated to all Secured Liabilities pursuant to a subordination agreement in Agreed Form providing that such loans and other obligations shall be subject and subordinate to the prior payment in full of the Secured Liabilities, provided that the Obligors may pay or repay such loans and other obligations under the terms of such subordination agreement so long as no Event of Default has occurred and is continuing or would result from any such payment or repayment.

1.20	Asset control. Holdings and each other Obligor shall to the best of its knowledge and ability ensure that:
(a)	it is not owned or controlled by, or acting directly or indirectly on behalf of or for the benefit of, a Prohibited Person and does not own or control a Prohibited Person; and

(b)
no proceeds of any Loan shall be made available, directly or indirectly, to or for the benefit of a Prohibited Person or otherwise shall be, directly or indirectly, applied in a manner or for a purpose prohibited by Sanctions.

1.21
Money laundering.  Holdings and each other Obligor shall to the best of its knowledge and ability comply, and cause each of its Subsidiaries to comply, with any Applicable Law, official requirement or other regulatory measure or procedure implemented to combat "money laundering" (as defined in Article 1 of Directive 2005/60/EC of the European Parliament and of the Council) and comparable United States federal and state laws, including without limitation the PATRIOT Act and the Bank Secrecy Act.

1.22
Pension Plans.  Promptly upon the institution of a Plan, a Multiemployer Plan or a Foreign Pension Plan by the Company or any other Obligor, the Company shall furnish or cause to be furnished to the Administrative Agent written notice thereof and, if requested by the Administrative Agent or any Lender, a copy of such Plan, Multiemployer Plan or Foreign Pension Plan.

1.23
Information provided to be accurate.  All financial and other information which is provided in writing by or on behalf of any Obligor under or in connection with any Finance Document shall be true and not misleading and shall not omit any material fact or consideration.

1.24
Shareholder and creditor notices.  Each Obligor shall send the Administrative Agent, at the same time as they are dispatched, copies of all communications which are dispatched to its (i) shareholders, quota holders or any class of them or (ii) creditors generally.

1.25	Maintenance of Security Interests. Each Obligor shall:
(a)	at its own cost, do all that it reasonably can to ensure that any Finance Document validly creates the obligations and the Security Interests which it purports to create; and
(b)
without limiting the generality of paragraph (a) above, at its own cost, promptly register, file, record or enroll any Finance Document with any court or authority in all Pertinent Jurisdictions and under the laws of the Approved Flag relating to any Ship, as applicable, pay any stamp, registration or similar tax in all Pertinent Jurisdictions or under the laws of the Approved Flag relating to any Ship, as applicable in respect of any Finance Document, give any notice or take any other step which, in the opinion of the Administrative Agent, is or has become necessary or desirable for any Finance Document to be valid, enforceable or admissible in evidence or to ensure or protect the priority of any Security Interest which it creates.

1.26	"Know your customer" checks.
(a)	If:
(i)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;
(ii)	any change in the status of the Company or any other Obligor after the date of this Agreement;
(iii)	any Additional Obligor; or

(iv)	a proposed assignment or transfer by a Lender of any of its rights and obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer, obliges the Administrative Agent or any Lender (or, in the case of paragraph (iii) above, any prospective Transferee Lender) to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not already available to it, the Company shall promptly upon the request of the Administrative Agent or the Lender concerned supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Administrative Agent (for itself or on behalf of any Lender) or the Lender concerned (for itself or, in the case of the event described in paragraph (iii) above, on behalf of any prospective Transferee Lender) in order for the Administrative Agent, the Lender concerned or, in the case of the event described in paragraph (iii) above, any prospective Transferee Lender to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.
(b)
Each Lender shall promptly upon the request of the Administrative Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Administrative Agent (for itself) in order for the Administrative Agent to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

(c)
Holdings shall, by not less than 10 Business Days' prior written notice to the Administrative Agent, notify the Administrative Agent (which shall promptly notify the Lenders) that a Future Subsidiary Obligor has been formed, created or acquired and will become an Additional Obligor pursuant to Section 23.2 (Additional Obligors).

(d)
Following the giving of any notice pursuant to paragraph (c) above, if the accession of such Additional Obligor obliges the Administrative Agent or any Lender to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not already available to it, Holdings shall promptly upon the request of the Administrative Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Administrative Agent (for itself or on behalf of any Lender) or any Lender (for itself or on behalf of any prospective Transferee Lender) in order for the Administrative Agent or such Lender or any prospective Transferee Lender to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the accession of such Subsidiary to this Agreement as an Additional Obligor.

1.27
Rights under the BNDES Loan Agreement.  If the Issuing Bank has paid any amount under the Guarantee Facility Agreement, then upon the request of the Facility Representative under the Guarantee Facility Agreement (on instructions from the Issuing Bank), UP Offshore Brazil shall use its best efforts to promptly execute and deliver to the Existing Security Agent under the Guarantee Facility Agreement a specific fiduciary assignment (alienaçâo fiduciára em garantia) of UP Offshore Brazil's rights (but not obligations) under the BNDES Loan Agreement (in such form as the Existing Security Agent under the Guarantee Facility Agreement may reasonably require) to the extent permitted by applicable laws at that time and agreed by BNDES.

1.28	Further assurances.
(a)
From time to time, at its expense, the Company and each other Obligor shall promptly do all such acts or execute and deliver all such documents (including assignments, transfers, mortgages, charges, notices and instructions) to the relevant Agent as the Common Security Agent and/or any Existing Security Holder may request:

(i)
for the creation, perfection, protection or maintenance of the Security Interest created or intended to be created under or evidence by the Transaction Security Documents to which it is a party or for the exercise of any rights, powers and remedies of the Common Security Agent, such Existing Security Holder or the Finance Parties provided by the Finance Documents or Applicable Law;

(ii)
to confer on the Common Security Agent, such Existing Security Holder or any other Finance Party (as applicable) a Security Interest over any property and assets of such Obligor located in any jurisdiction equivalent or similar to the Security Interests intended to be conferred by or pursuant to the Transaction Security Documents; and/or

(iii)	to facilitate the realization of the assets which are, or are intended to be, the subject of the Transaction Security.
(b)
If Holdings or any subsidiary of Holdings shall form, create or acquire any new subsidiary on or after the Effective Date (such subsidiary a "Future Subsidiary Obligor"), such Future Subsidiary Obligor shall take all actions as the Administrative Agent deems necessary or appropriate in its reasonable discretion, including, without limitation: (i) within 30 days after the formation, creation or acquisition of such Future Subsidiary Obligor, execute and deliver (or become a party to, as applicable) to the Administrative Agent (or other relevant Agent, as applicable) an Accession Agreement, documentation granting a Security Interest in all or substantially all of such Future Subsidiary Obligor's assets (including, without limitation, Control Agreements with respect to any Deposit Accounts maintained by such entity and the New Transaction Security Documents), and such other documentation as the Administrative Agent deems necessary or appropriate in its reasonable discretion; (ii) on or prior to the date such Future Subsidiary Obligor becomes an Additional Obligor hereunder, amend its Organizational Documents, in form and substance satisfactory to the Administrative Agent in its reasonable discretion to comply with the Ringfencing Requirements; (iii) and Holdings (or such parent subsidiary) shall pledge all of the Equity Interests; and (iv) otherwise agree to the terms and conditions of this Agreement and the other Finance Documents.

1.29	Conditions Subsequent.
Subject to the terms and conditions hereof, on the Effective Date, the Agents and each Lender shall forever release Ultrapetrol and Cornamusa of their respective obligations in respect of any guarantee of the Offshore Entities' obligations under the Facility Agreements and the Existing Guarantee Facility Agreement and any other documents related to any Existing Facilities or the Guarantee Facility.

Part 2
 Negative Covenants
From the Effective Date until all amounts payable under this Agreement and the Amended Facility Agreements and the Amended Guarantee Facility Agreement have been paid in full, and no undrawn guarantee under the Amended Guarantee Facility Agreement remains outstanding, Holdings and each other Obligor, as the case may be, undertakes with each Finance Party to comply or cause compliance with the following provisions of this Part 2 (Negative Covenants) of Schedule 7 except as the Administrative Agent, with the consent of the Required Lenders, may approve from time to time in writing, such approval not to be unreasonably withheld:
1.1
Security Interests.  None of Holdings or any other Obligor, shall create, assume or permit to exist any Security Interest whatsoever upon any of its properties or assets, whether now owned or hereafter acquired, except for Permitted Security Interests.

1.2	Sale of assets; merger.
No Obligor shall sell, transfer or lease (other than in connection with a Bareboat Charter) all or substantially all of its properties and assets, or enter into any transaction of merger or consolidation or liquidate, windup or dissolve itself (or suffer any liquidation or dissolution) provided that a Shipowner may sell the Ship owned by it (or the holder of the Equity Interests in any Shipowner may be sold) pursuant to Sections 1.19 through 1.21 of this Part 2 of Schedule 7.
1.3
No contracts other than in ordinary course.  None of Holdings or any other Obligor shall enter into any transactions or series of related transactions with third parties other than in the ordinary course of its business.

1.4
Affiliate transactions.  Other than with respect to the Allocation Agreement, or as otherwise set forth in this Agreement, the Obligors shall not transfer any property or assets (including, without limitation, cash and cash equivalents), incur any debt, incur any obligations under a guarantee, make any investment or enter into any other transaction from or by Holdings or any other Obligor, on the one hand, to or in the Investor, Ultrapetrol or any of their or its direct or indirect subsidiaries or Affiliates (other than any Offshore Entity), on the other hand, whether directly or indirectly, other than (i) for fair market value, (ii) with the consent of the relevant Obligor's Independent Director and (iii) in all cases 100% of the consideration shal be paid in connection with any such transaction, incurrence or investment for fair value shall be made in cash in U.S. dollars.

1.5	Change of business.
(a)
Neither Holdings nor any other Obligor (other than a Shipowner) shall change the nature of its business or commence any business other than in connection with, or for the purpose of, directly or indirectly owning the Equity Interests of each of the Obligors.

(b)	No Shipowner shall change the nature of its business or commence any business other than in connection with, or for the purpose of, owning, operating and chartering the Ship owned by it.
1.6	Change of Control; Negative pledge.
(a)	None of Holdings or the other Obligors shall permit any act, event or circumstance that would result in a Change of Control;

(b)	Holdings shall not permit any pledge or assignment of its Equity Interests except in favor of the Administrative Agent to secure the Secured Liabilities.
1.7
Increases in capital.  None of Holdings or any other Obligor shall permit an increase of its capital by way of the issuance of any class or series of Equity Interests or create any new class of Equity Interests that is not subject to a Security Interest to secure the Secured Liabilities.

1.8	Financial Indebtedness; Trade payables. Neither Holdings nor any Obligor shall incur or permit to exist any Financial Indebtedness other than:
(a)	in respect of this Agreement, the Existing Facility Agreements, the Existing Guarantee Facility Agreement, the BNDES Loan Agreement and the other Finance Documents to which such Obligor is a party;
(b)
subordinated loans from Holdings, the Company or an Affiliate of Holdings; provided that such additional Financial Indebtedness shall (i) not result in cash interest payments during the Security Period and (ii) be subordinated on the terms set forth in Section 1.19 (Subordination of loans) of Part 1 (Affirmative Covenants) of this Schedule 7;

(c)	intercompany loans permitted under Section 1.14 (Loans and investments) of this Part 2 (Negative Covenants) of Schedule 7; and
(d)	unsecured trade credit not in excess of $1,000,000 (exclusive of drydocking expenses) per Ship at any time.
1.9
Dividends.  None of Holdings or any other Obligor shall declare or pay any dividends or return any capital to its equity holders or authorize or make any other distribution, payment or delivery of property or cash to its equity holders, or redeem, retire, purchase or otherwise acquire, directly or indirectly, for value, any interest of any class or series of its Equity Interests (or acquire any rights, options or warrants relating thereto but not including convertible debt) now or hereafter outstanding, or repay any subordinated loans to equity holders or set aside any funds for any of the foregoing purposes, provided that:

(a)	each Obligor (other than Holdings) may pay dividends to Holdings or any other Obligor; and
(b)	each Obligor may make payments in compliance with Section 12 (Cash Management).
1.10	No amendment to or termination of Bareboat Charters, Time Charters or Service Contracts.
(a)
No Shipowner shall agree to any amendment or supplement to, or waive or fail to enforce any of the provisions of, or permit the termination of, the Bareboat Charter to which it is a party, in each case, in a manner materially adverse to the Finance Parties hereunder and under the other Finance Documents.

(b)
No Shipowner shall cause the Bareboat Charterer of its Ship to not agree to any amendment or supplement to, nor waive or fail to enforce any of the provisions of, or permit the termination of, the Time Charter to which that Bareboat Charterer it is a party, in each case,  in a manner materially adverse to the Finance Parties hereunder and under the other Finance Documents.

(c)	Each Shipowner shall cause the Approved Manager of its Ship to not agree to any amendment or supplement to, nor waive or fail to enforce any of the provisions of, or permit the termination of, the Service Contract to which that Approved Manager it is a party, in each case,  in a manner materially adverse to the Finance Parties hereunder and under the other Finance Documents.
1.11
No amendment to BNDES Loan Agreement. The Company shall not agree to any amendment or supplement to, or waiver or fail to enforce, the BNDES Loan Agreement or any of its provisions, except where any such amendment or supplement to, or waiver or failure to enforce could not be considered materially adverse to the Issuing Bank in the context of any Finance Document.

1.12
No amendment to Allocation Agreement. The Company shall not agree to any amendment or supplement to, or waiver or fail to enforce, the Allocation Agreement or any of its provisions, except where any such amendment or supplement to, or waiver or failure to enforce could not be considered materially adverse to the Finance Parties in the context of any Finance Document.

1.13	Reserved.
1.14	Loans and investments.
(a)
None of Holdings or any other Obligor shall make any loan or advance to, make or permit to exist any investment in, or enter into any working capital maintenance or similar agreement with respect to any person, whether by acquisition of Equity Interests or indebtedness, by loan, guarantee or otherwise, it being understood and agreed that nothing in this Section 1.14 shall prevent or be deemed to prevent:

(i)	payments made in compliance with Section 12 (Cash Management);
(ii)	any loan made by the Company to another Obligor to enable that Obligor to meet any obligation arising in the ordinary course of business.
(b)
Neither Holdings nor any of its subsidiaries shall form, create or acquire any subsidiary or joint venture (except in the ordinary course of business to maintain its ability to register and/or operate any Ship in the REB or such other Approved Flag) unless the Administrative Agent agrees otherwise and such subsidiary becomes a Future Subsidiary Obligor delivers a guarantee (in form and substance identical to those guarantees delivered by Additional Obligors) and pledges all its property of the type granted in the Transaction Security Documents in compliance with Section 1.28 (Further Assurances) of Part 1 (Affirmative Covenants) of this Schedule 7.

1.15
Acquisition of capital assets.  None of Holdings or any other Obligor shall acquire any capital assets (including any ship other than a Ship or UP RUBI) by purchase, chartering-in or otherwise, provided that for the avoidance of doubt nothing in this Section 1.15 shall prevent or be deemed to prevent capital improvements being made to a Ship in compliance with Section 12.3 (Payments of Operating Expenses from Current Accounts) or related to the ability to register and/or operate any Ship in the REB.

1.16
Sale and leaseback.  None of Holdings or any other Obligor shall enter into any arrangements, directly or indirectly, with any person whereby it shall sell or transfer any of its property, whether real or personal, whether now owned or hereafter acquired, if it, at the time of such sale or disposition, intends to lease or otherwise acquire the right to use or possess (except by purchase) such property or like property for a substantially similar purpose.

1.17	Changes to Fiscal Year and accounting policies. None of Holdings or any other Obligor shall change its Fiscal Year or make or permit any change in accounting policies affecting (i) the presentation of financial statements or (ii) reporting practices, except in either case in accordance with GAAP or pursuant to the requirements of applicable laws or regulations.
1.18
Jurisdiction of incorporation or formation; amendment of constitutional documents.  No Obligor shall (i) change its corporate name, (ii) change the jurisdiction of its incorporation or formation or (iii) amend its Organizational Documents in a manner inconsistent with the Ringfencing Requirements or otherwise in a manner materially adverse to the Finance Parties.

1.19	Sale of Ships (other than UP OPAL or UP RUBI).
(a)
No Obligor shall consummate the sale of any Ship (other than UP OPAL or UP RUBI) (or any of the Equity Interests in any Offshore Entity which directly or indirectly owns a Ship (other than an Offshore Entity which owns only UP OPAL or UP RUBI and no other Ships)) unless (i) such Ship or Equity Interests, as applicable, shall be sold on arm's length commercial terms to an unaffiliated third party for cash at a price yielding net proceeds greater than an amount sufficient to discharge in full in cash the Allocated Loan Amount attributable to such Ship (or such other amount as the Required Lenders and all Lenders under the Amended Facility Agreements secured by such Ship shall agree) and (ii) in the case of any sale of Equity Interests of an Offshore Entity, 100% of the Equity Interests of such Offshore Entity shall be sold.

(b)
Substantially contemporaneously with the sale of any Ship (other than UP OPAL or UP RUBI)  (or sale of the equity interests in any Offshore Entity which owns any such Ship), pursuant to clause (a) or otherwise (other than as provided in Section 10.4(a)(x) or (y)), 100% of the net proceeds of such sale will be applied to the amounts outstanding under the Amended Facility Agreements secured by such Ship, with (i) an amount equal to the Allocated Loan Amount applied to prepay the outstanding amounts under the Amended Facility Agreements secured by such Ship with such payments to be applied ratably (based on the aggregate amount of principal outstanding across all such Amended Facility Agreements) with such payments applied within such Amended Facility Agreements in inverse order of maturity (and with respect to Ships with first lien, second lien and/or third lien priority claims in the order of priority), (ii) an amount up to the amount of principal and other amounts due under the Amended Facility Agreement the obligations in respect of which the sold Ship secured that were not otherwise paid pursuant to (i) above, to be paid to the Agent or Agents for such Amended Facility Agreement for the permanent reduction of principal, with such payments to be applied ratably (based on the Allocated Loan Amount for such Ship outstanding all such Amended Facility Agreements) with such payments applied within such Amended Facility Agreements against the Allocated Loan Amount for such Ship in inverse order of maturity (and with respect to Ships with first lien, second lien and/or third lien priority claims in the order of priority) and (iii) any net proceeds remaining after application pursuant to (i) and (ii) above deposited into the USD Free Cash Flow Concentration Account to be applied to additional outstanding amounts under the Amended Facility Agreements in accordance with the Payment Waterfall.

1.20	Sale of UP OPAL.
(a)
Without the consent of all Lenders, no Obligor shall consummate the sale or other disposition of UP OPAL or any Equity Interests in an Offshore Entity that directly or indirectly owners UP OPAL, other than as set forth in this Section 1.20.

(b)	In the event that there exist Operating Expense Shortfalls in respect of UP OPAL that continue for a period of 6 consecutive months (or such longer period as the

Administrative Agent may agree in its reasonable discretion if UP OPAL has been tendered for re-employment prior to the expiration of such 6-month period in compliance with Section 17 (Relocation and Reflagging; Retendering) of Part 2 (Ship Covenants) of Schedule 9 (Agreed Insurance and Ship Covenants)), the Administrative Agent may provide notice to Hanford Shipping requiring it to dispose of UP OPAL within 3 months of the date of such notice (or such longer period as the Administrative Agent may agree in its reasonable discretion (acting on the instructions of the Required Lenders)) for an amount not less than the Minimum UP OPAL Disposition Value pursuant to a competitive marketing process on commercially reasonable terms acceptable to the Administrative Agent in its reasonable discretion.
(c)
Following any sale of UP OPAL pursuant to this Section 1.20, Hanford Shipping or the Administrative Agent, as applicable, shall deposit the net cash proceeds of such disposition in the Master Concentration Account for the permanent reduction of the outstanding principal balances under the Amended Facility Agreements and the Amended Guarantee Facility Agreement ratably (based on the aggregate amount of principal outstanding across all Facilities) as of the date such proceeds are deposited and shall be applied in accordance with Section 10.3 (Application of proceeds).

1.21	Sale of UP RUBI.
(a)
Without the consent of the Lenders under the Guarantee Facility Agreement and the Required Lenders, no Obligor shall consummate the sale or other disposition of UP RUBI or any Equity Interests in an Offshore Entity that directly or indirectly owners UP RUBI, other than as set forth in this Section 1.21.

(b)
From and after the date which is three years after the Effective Date, if there shall exist Operating Expense Shortfalls in respect of UP RUBI that continue for a period of six (6) consecutive months (or such longer period as the Administrative Agent may agree in its reasonable discretion if UP RUBI has been tendered for re-employment prior to the expiration of such 6-month period in compliance with Section 17 (Relocation and Reflagging; Retendering) of Part 2 (Ship Covenants) of Schedule 9 (Agreed Insurance and Ship Covenants)), the Administrative Agent shall (upon request of the Required Lenders) provide notice to UP Offshore Brazil requiring it to dispose of UP RUBI within 3 months of the date of such notice (or such longer period as the Administrative Agent may agree in its reasonable discretion (acting on the instructions of the Required Lenders)) for an amount not less than the Minimum UP RUBI Disposition Value pursuant to a competitive marketing process on commercially reasonable terms acceptable to the Administrative Agent in its reasonable discretion; provided, however, that UP Offshore Brazil shall use its best efforts to obtain the consent of BNDES prior to such disposition (and a waiver of any additional amounts (above outstanding principal and interest obligations) payable under the BNDES Loan Agreement on account of early repayment or otherwise); provided, further, that in the event that the owner of UP RUBI is unable to accomplish such disposition in the foregoing manner within three (3) months, such inability shall constitute an Event of Default under the Guarantee Facility Agreement and the Agents under the Guarantee Facility Agreement immediately thereafter shall upon request of the Required Lenders exercise any and all rights and remedies over UP RUBI in accordance with the vessel mortgage in respect thereof, including, without limitation, the foreclosure upon and sale of UP RUBI in accordance with the terms of such vessel mortgage and Applicable Law.

(c)
Following any sale of UP RUBI pursuant to this Section 1.21, UP Offshore Brazil, the Administrative Agent or the Guarantee Agent, as applicable, shall deposit the net cash proceeds of such disposition in the Master Concentration Account as follows and in the following order:  (a) first, an amount equal to fees and expenses incurred in connection with such sale, (b) second (and, for the avoidance of doubt, only after (a) occurs), an amount sufficient to cover the BNDES Obligations (unless already satisfied by the Issuing Bank as required under the Guarantee Facility Agreement pursuant to its terms), to BNDES, (c), third (and, for the avoidance of doubt, only after (b) occurs), an amount sufficient to cover the Guarantee Facility Obligations, to Guarantee Agent, (d) fourth (and, for the avoidance of doubt, only after (c) occurs), all amounts necessary to cover Operating Expense Shortfalls, (e) fifth (and, for the avoidance of doubt, only after (d) occurs), any remaining amounts in the Master Concentration Account from the disposition of UP RUBI, for the permanent reduction of the outstanding principal balances under the Amended Facility Agreements ratably (based on the aggregate amount of principal outstanding across all Facilities) as of the date such proceeds are deposited and applied within such Facilities in inverse order of maturity and (f) sixth (and, for the avoidance of doubt, only after (e) occurs), to the Agents to be applied as a payment of any other amounts due but unpaid under the Amended Facility Agreements (including any Deficiency Claims) and Amended Guarantee Facility Agreement ratably (based on the aggregate amount of principal outstanding across all Existing Facilities and the Guarantee Facility).

(d)
In the event that DVB Bank SE consummates any foreclosure sale in respect of UP RUBI and the sale price obtained in respect thereof is equal to an amount that is less than the amount necessary to satisfy the Guarantee Facility Obligations (such amount, the "UP RUBI Deficiency Claim"), such UP RUBI Deficiency Claim shall be payable at any time that Deficiency Claims are paid under this Agreement.

1.22
Change of location.  None of the Company or any other Obligor shall change the location of its chief executive office or the office where its corporate records are kept or open any new office for the conduct of its business on less than thirty (30) days prior written notice to the Administrative Agent.

1.23	No employees; VAT group.
(a)	No Shipowner shall have any employees other than the master, the officers and the crew of the Ship owned by it.
(b)	No Shipowner shall be or become a member of any VAT (value added tax) group.
1.24
Money Laundering.  None of Holdings or any other Obligor shall contravene any law, official requirement or other regulatory measure or procedure implemented to combat "money laundering" (as defined in Article 1 of Directive 2005/60/EC of the European Parliament and of the Council), including, without limitation, the EU's Fourth Anti-Money Laundering Directive (AMLD) adopted in May 2015, and comparable United States federal and state laws, including without limitation, the Bank Secrecy Act and the PATRIOT Act.

1.25	Holding Company. Holdings shall not trade, carry on any business, own any assets or incur any liabilities except for:
(a)	the provision of Corporate Services to the Offshore Business of a type customarily provided by a holding company to its Subsidiaries;

(b)
ownership of Equity Interests directly in the Company and indirectly in the Company's Subsidiaries, credit balances in deposit and securities accounts, intercompany obligations and cash investments in the Obligors but only if those Equity Interests, credit balances, obligations, and investments are subject to the Transaction Security; and

(c)	any liabilities under the Finance Documents to which it is a party.

Schedule 8

 Agreed Financial Covenants
The undertakings in this Schedule 8 (Agreed Financial Covenants) remain in force from the Effective Date for so long as any amount is outstanding under the Finance Documents or any commitment of a Lender is in force.
1.	Financial Definitions
In this Agreement:
"Consolidated EBITDA" means, for any accounting period and on a consolidated basis, the net income of Holdings for that accounting period:
(a)	plus, to the extent deducted in computing the consolidated net income of Holdings for that accounting period, the sum, without duplication, of:
(i)	all federal, state, local and foreign taxes and tax distributions;
(ii)	Consolidated Net Interest Expense;
(iii)
depreciation, depletion, amortization of intangibles and other non-cash charges or non-cash losses (including non-cash transaction expenses and the amortization of debt discounts) and any extraordinary losses not incurred in the ordinary course of business; and

(iv)	any actual drydocking expenses;
(b)
minus, to the extent added in computing the net income of Holdings for that accounting period, any non-cash income or non-cash gains and any extraordinary gains on asset sales or otherwise not incurred in the ordinary course of business;

all determined in accordance with GAAP and as shown in the statement of income for Holdings.
"Consolidated Net Interest Expense" means the aggregate of all interest, commissions, discounts and other costs, charges or expenses paid or payable in cash (excluding, for the avoidance of doubt, any Accrued PIK Interest) by Holdings or any Obligor during the relevant accounting period less (i) interest income received and (ii) amortization of deferred charges and arrangement fees, determined on a consolidated basis in accordance with GAAP and as shown in the consolidated statements of income for Holdings or any Obligor, as the case may be; provided that for purposes of determining Consolidated Net Interest Expense for any period that includes fiscal quarters ending June 30, 2017, September 30, 2017 and December 31, 2017, the Consolidated Net Interest Expense for each such quarterly period shall be (a) the Consolidated Net Interest Expense for the fiscal quarter ended June 30, 2017 multiplied by 4, (b) the Consolidated Net Interest Expense for the two consecutive fiscal quarters ended September 30, 2017, multiplied by 2 and (c) the Consolidated Net Interest Expense for the three consecutive fiscal quarters ended December 31, 2017, multiplied by 4/3, respectively.
"Fiscal Quarter" means each period commencing on the day after a Quarter Date and ending on the next occurring Quarter Date.
"Fiscal Year" means the annual accounting period of Holdings and its consolidated subsidiaries ending on 31 December in each year.

"Interest Coverage Ratio" means the ratio of Consolidated EBITDA to Consolidated Net Interest Expenses in respect of any Relevant Period.
"Quarter Date" means each of 31 March, 30 June, 30 September and 31 December.
"Relevant Period" means each period of twelve months ending on the last day of each Fiscal Year and each period of twelve months ending on the last day of each Fiscal Quarter.
2.	General
From and at all times after the Effective Date until all amounts payable under this Agreement, the Amended Facility Agreements and the Amended Guarantee Facility Agreement have been paid in full, and no undrawn guarantee under the Amended Guarantee Facility Agreement remains outstanding, Holdings undertakes with each Finance Party to comply with the following provisions of this Schedule 8 except as the Administrative Agent, with the consent of the Required Lenders, may approve from time to time in writing, such approval not to be unreasonably withheld.
3.	Holdings Financial Covenants
Holdings shall maintain:
(a)	a ratio of Total Indebtedness to Consolidated EBITDA in respect to any Relevant Period not in excess of the ratio set forth below for the last date of such Relevant Period:
Last day of Relevant Period	Ratio
June 30, 2017	7.90:1.00
September 30, 2017	7.90:1.00
December 30, 2017	9.10:1.00
March 31, 2018	11.30:1.00
June 30, 2018	14.70:1.00
September 30, 2018	17.50:1.00
December 30, 2018	19.00:1.00
March 31, 2019	19.70:1.00
June 30, 2019	18.50:1.00:
September 30, 2019	16.60:1.00
December 30, 2019	12.60:1.00
March 31, 2020	10.50:1.00
June 30, 2020	9.60:1.00
September 30, 2020	8.50:1.00
December 30, 2020	8.60:1.00
March 31, 2021	8.50:1.00
June 30, 2021	8.40:1.00

September 30, 2021	8.50:1.00
December 30, 2021	8.80:1.00
March 31, 2022	8.40:1.00
June 30, 2022	8.40:1.00
September 30, 2022	8.40:1.00
December 30, 2022	8.40:1.00
March 31, 2023 and thereafter	8.00:1.00

(b)	Interest Coverage Ratio in respect to any Relevant Period of not less than the ratio set forth below for the last day of such Relevant Period:
Last day of Relevant Period	Ratio
June 30, 2017	4.20:1.00
September 30, 2017	4.10:1.00
December 30, 2017	3.50:1.00
March 31, 2018	2.80:1.00
June 30, 2018	2.10:1.00
September 30, 2018	1.70:1.00
December 30, 2018	1.60:1.00
March 31, 2019	1.50:1.00
June 30, 2019	1.60:1.00:
September 30, 2019	1.70:1.00
December 30, 2019	2.10:1.00
March 31, 2020	2.50:1.00
June 30, 2020	2.60:1.00
September 30, 2020	2.80:1.00
December 30, 2020	2.70:1.00
March 31, 2021	2.70:1.00
June 30, 2021	2.60:1.00
September 30, 2021	2.60:1.00
December 30, 2021	2.50:1.00
March 31, 2022 and thereafter	2.30:1.00

(c)	an amount on deposit in the Minimum Liquidity Account, in the aggregate, of not less than $4 million on each Business Day (the "Minimum Liquidity Covenant").

4.	Cure Rights
(a)
Notwithstanding anything to the contrary contained herein, in the event Holdings fails to comply with the requirements of the covenants set forth in Sections 3(a) or 3(b) (the "Financial Condition Covenants") of this Schedule 8 as at the last day of any Fiscal Quarter (a Fiscal Quarter ending on such day, a "Curable Period"), from the end of any Curable Period to the 10th day subsequent to the date the Compliance Certificate is required to be delivered for such Curable Period, Holdings shall have the right (the "Cure Right") to issue common Equity Interests for cash or otherwise receive cash contributions in respect of common Equity Interests (such proceeds received by Holdings as a result of such issuance, or such other cash contributions, and designated in writing by Holdings at such time, the "Cure Amount"). Upon the receipt by Holdings of cash in an amount equal to the Cure Amount pursuant to the exercise of such Cure Right, the Financial Condition Covenants for the Relevant Period ended on the last day of the Curable Period shall be recalculated giving effect to the following pro forma adjustments:

(i)
Consolidated EBITDA for the Curable Period shall be increased, solely for the purpose of measuring the Financial Condition Covenants, and disregarded for any other purpose under this Agreement, by an amount equal to the Cure Amount; and

(ii)
if, after giving effect to the foregoing recalculations, Holdings shall then be in compliance with the requirements of the Financial Condition Covenants, Holdings shall be deemed to have satisfied the requirements of the Financial Condition Covenants as of the relevant date of determination with the same effect as though there had been no failure to comply therewith at such date, and the applicable breach or default of the Financial Condition Covenants which had occurred (or would have occurred) shall be deemed cured for purposes of this Schedule 8.

(b)
Notwithstanding anything herein to the contrary, (i) in no event shall Holdings be entitled to exercise the Cure Right in consecutive Fiscal Quarters or more than four times during the term of this Agreement, (ii) the Cure Amount shall be no greater than the amount which, if added to Consolidated EBITDA for the Curable Period, would cause Holdings to be in compliance with the Financial Condition Covenants for the Relevant Period ending on the last day of such Curable Period, (iii) to the extent a Fiscal Quarter for which the Financial Condition Covenants are initially recalculated as a result of a Cure Right is included in the calculation of the Financial Condition Covenants in a subsequent fiscal period, the Cure Amount shall be included in the amount of Consolidated EBITDA for such Fiscal Quarter when calculating the Financial Condition Covenants for such subsequent fiscal period, (iv) there shall be no pro forma or other reduction of Indebtedness by the Cure Amount for purposes of determining compliance with the Financial Condition Covenants for the Fiscal Quarter in respect of which such Cure Amount was made (other than, with respect to any future period, to the extent of any portion of such Cure Amount that is actually applied to repay Indebtedness) and (v) the Cure Amount shall be deposited in US dollars in any Current Account in the U.S. that has been pledged in favor of the Finance Parties.

(c)
Upon the Administrative Agent's receipt of a notice from Holdings that it intends to exercise the Cure Right (the "Notice of Intent to Cure"), then, until the 10th day subsequent to the date the Compliance Certificate is required to be delivered for the Fiscal Quarter to which such Notice of Intent to Cure relates, neither the Administrative

Agent nor the Common Security Agent nor any other Finance Party shall exercise the right to accelerate the Loans, and neither the Administrative Agent nor the Common Security Agent nor any Lender shall exercise any right to foreclose on or take possession of the Collateral or exercise any other right or remedy under the Finance Documents, in each case, solely on the basis of a breach of the Financial Condition Covenants in respect of the period ending on the last day of such Fiscal Quarter and the ensuing Event of Default having occurred and being continuing under Section 2 of Schedule 10 (Events of Default).

Schedule 9

 Agreed Insurance and Ship Covenants
Part 1
 Insurance Covenants
From the Effective Date until all amounts payable under this Agreement, the Amended Facility Agreements and the Amended Guarantee Facility Agreement have been paid in full, and no undrawn guarantee under the Amended Guarantee Facility Agreement remains outstanding,  each of Holdings and each other Obligor, as the case may be, undertakes with each Finance Party to comply or cause compliance with the following provisions of Part 1 (Insurance Covenants) of this Schedule 9 except as the Administrative Agent, with the consent of the Required Lenders, may approve from time to time in writing, such approval not to be unreasonably withheld.
1.	Maintenance of obligatory insurances
Each Shipowner shall keep the Ship owned by it insured at its expense for and against:
(a)	hull and machinery risks, plus freight interest and hull interest and any other usual marine risks such as excess risks;
(b)	war risks (including the London Blocking and Trapping addendum or similar arrangement);
(c)
full protection and indemnity risks (including liability for oil pollution and excess war risk P&I cover) on standard club rules, covered by a protection and indemnity association which is a member of the International Group of Protection and Indemnity Clubs (the "IGP&I") (or, if the IGP&I ceases to exist, any other leading protection and indemnity association or other leading provider of protection and indemnity insurance) (including, without limitation, the proportion (if any) of any collision liability not covered under the terms of the hull cover), or other with written consent from the Agent;

(d)	freight, demurrage & defense risks;
(e)
risks covered by mortgagee's interest insurance and mortgagee's interest additional perils pollution insurance (as provided in Section 15 (Mortgagee's interest, additional perils and political risk insurance) below); and

(f)
any other risks against which the Common Security Agent or relevant Existing Security Agent, as applicable, considers, having regard to practices and other circumstances prevailing at the relevant time, it would in the opinion of the Common Security Agent or relevant Existing Security Agent, as applicable, be reasonable for that Obligor to insure and which are specified by the Common Security Agent or relevant Existing Security Agent, as applicable, by notice to that Obligor (such as political risks and mortgage rights insurance).

2.	Terms of obligatory insurances.
Each Shipowner shall affect such insurances in respect of the Ship owned by it:

(a)	in US Dollars;
(b)	in the case of the insurances described in paragraphs (a), (b) and (e) of Section 1 above shall each be for at least the greater of:
(i)	when aggregated with the insured values of the other Ships then financed under this Agreement, 120% of the aggregate of the Loan at the time such insurances are placed each year; or
(ii)	the Fair Market Value of the Ship owned by it,
(c)
in the case of oil pollution liability risks, for an aggregate amount equal to the greater of $1,000,000,000 and the highest level of cover from time to time available under basic protection and indemnity club entry and in the international marine insurance market; and

(d)	in relation to protection and indemnity risks in respect of the full tonnage of the Ship owned by it;
(e)	on approved terms; and
(f)
through approved brokers and with approved insurance companies and/or underwriters or, in the case of war risks and protection and indemnity risks, in approved war risks and protection and indemnity risks associations that are members of the IGP&I.

3.	Further protections for the Finance Parties.
In addition to the terms set out in Section 2 above, each Shipowner shall procure that the obligatory insurances affected by it shall:
(a)	subject always to paragraph (b) below, name that Shipowner as the sole named assured unless the interest of every other named assured is limited:
(i)	in respect of any obligatory insurances for hull and machinery and war risks;
(A)	to any provable out-of-pocket expenses that it has incurred and which form part of any recoverable claim on underwriters; and
(B)	to any third party liability claims where cover for such claims is provided by the policy (and then only in respect of discharge of any claims made against it); and
(ii)
in respect of any obligatory insurances for protection and indemnity risks, to any recoveries it is entitled to make by way of reimbursement following discharge of any third party liability claims made specifically against it;

and every other named assured has undertaken in writing to the Common Security Agent or relevant Existing Security Agent (in such form as it or they requires), as applicable,  that any deductible shall be apportioned between that Shipowner and every other named assured in proportion to the aggregate claims made or paid by each of them and that it shall do all things necessary and provide all documents, evidence and information to enable the Common Security Agent or relevant Existing Security Agent, as applicable, to collect or recover any moneys which at any time become payable in respect of the obligatory insurances;

(b)
in the case of any obligatory insurances against any risks other than protection and indemnity risks, and whenever the Common Security Agent or relevant Existing Security Agent, as applicable, requires, name (or be amended to name) the Common Security Agent or relevant Existing Security Agent, as applicable, as additional named assured for its rights and interests, warranted no operational interest and with full waiver of rights of subrogation against the Common Security Agent or relevant Existing Security Agent, as applicable, but without the Common Security Agent or relevant Existing Security Agent, as applicable, thereby being liable to pay (but having the right to pay) premiums, calls or other assessments in respect of such insurance;

(c)
name the Common Security Agent or relevant Existing Security Agent, as applicable, as mortgagee and loss payee with such directions for payment as the Common Security Agent or relevant Existing Security Agent, as applicable, may specify;

(d)
provide that all payments by or on behalf of the insurers under the obligatory insurances to the Common Security Agent or relevant Existing Security Agent, as applicable, shall be made without set-off, counterclaim or deductions or condition whatsoever;

(e)
provide that the obligatory insurances shall be primary without right of contribution from other insurances which may be carried by the Common Security Agent or relevant Existing Security Agent, as applicable, or any other Finance Party;

(f)	provide that the Common Security Agent or relevant Existing Security Agent, as applicable, may make proof of loss if that Shipowner fails to do so; and
(g)	provide that the deductible of the hull and machinery insurance is not higher that the amount agreed upon and stated in the loss payable clause.
4.	Renewal of obligatory insurances
Each Shipowner shall:
(a)	at least 14 days before the expiry of any obligatory insurance:
(i)
notify the Common Security Agent or relevant Existing Security Agent, as applicable, of the brokers (or other insurers) and any protection and indemnity or war risks association through or with whom that Shipowner proposes to renew that obligatory insurance and of the proposed terms of renewal; and

(ii)	obtain the approval of the Common Security Agent or relevant Existing Security Agent, as applicable, to the matters referred to in paragraph (i) above;
(b)
at least 7 days before the expiry of any obligatory insurance, renew that obligatory insurance in accordance with the approval of the Common Security Agent or relevant Existing Security Agent, as applicable, pursuant to paragraph (a) above;

(c)
procure that the approved brokers and/or the war risks and protection and indemnity associations with which such a renewal is effected shall promptly after the renewal notify the Common Security Agent or relevant Existing Security Agent, as applicable, in writing of the terms and conditions of the renewal.

5.	Copies of policies; letters of undertaking.
Each Shipowner shall ensure that all approved brokers provide the Common Security Agent or relevant Existing Security Agent, as applicable, with pro forma copies of all policies and cover notes relating to the obligatory insurances which they are to affect or renew and of a letter or letters or undertaking in a form required by the Common Security Agent or relevant Existing Security Agent, as applicable, and including undertakings by the approved brokers that:
(a)
they will have endorsed on each policy, immediately upon issue, a loss payable clause and a notice of assignment in accordance with the requirements of the Insurances Assignment for that Shipowner's Ship;

(b)
they will hold such policies, and the benefit of such insurances, to the order of the Common Security Agent or relevant Existing Security Agent, as applicable, in accordance with the said loss payable clause;

(c)
they will advise the Common Security Agent or relevant Existing Security Agent, as applicable, immediately of any material change to the terms of the obligatory insurances or if they cease to act as brokers;

(d)
they will notify the Common Security Agent or relevant Existing Security Agent, as applicable, not less than 14 days before the expiry of the obligatory insurances, in the event of their not having received notice of renewal instructions from that Shipowner or its agents and, in the event of their receiving instructions to renew, they will promptly notify the Common Security Agent or relevant Existing Security Agent, as applicable, of the terms of the instructions; and

(e)
they will not set off against any sum recoverable in respect of a claim relating to the Ship owned by that Shipowner under such obligatory insurances any premiums or other amounts due to them or any other person whether in respect of that Ship or otherwise, they waive any lien on the policies, or any sums received under them, which they might have in respect of such premiums or other amounts, and they will not cancel such obligatory insurances by reason of non‑payment of such premiums or other amounts, and will arrange for a separate policy to be issued in respect of that Ship forthwith upon being so requested by the Common Security Agent or relevant Existing Security Agent, as applicable.

6.	Copies of certificates of entry.
Each Shipowner shall ensure that any protection and indemnity and/or war risks associations in which the Ship owned by it is entered provides the Common Security Agent or relevant Existing Security Agent, as applicable, with:
(a)	a certified copy of the certificate of entry for that Ship;
(b)	a letter or letters of undertaking in such form as may be required by the Common Security Agent or relevant Existing Security Agent, as applicable; and
(c)	a certified copy of each certificate of financial responsibility for pollution by oil or other Environmentally Sensitive Material issued by the relevant certifying authority in relation to the Ship.
7.	Deposit of original policies.
Each Shipowner shall ensure that all policies relating to obligatory insurances are deposited with the approved brokers through which the insurances are effected or renewed.

8.	Payment of premiums
Each Shipowner shall punctually pay all premiums or other sums payable in respect of the obligatory insurances and produce all relevant receipts when so required by the Common Security Agent or relevant Existing Security Agent, as applicable.
9.	Guarantees
Each Shipowner shall ensure that any guarantees required by a protection and indemnity or war risks association are promptly issued and remain in full force and effect.
10.	Compliance with terms of insurances
No Shipowner shall do nor omit to do (nor permit to be done or not to be done) any act or thing which would or might render any obligatory insurance invalid, void, voidable or unenforceable or render any sum payable under an obligatory insurance repayable in whole or in part; and, in particular:
(a)
each Shipowner shall take all necessary action and comply with all requirements which may from time to time be applicable to the obligatory insurances, and (without limiting the obligation contained in Section 5(c) above) ensure that the obligatory insurances are not made subject to any exclusions or qualifications to which the Common Security Agent or relevant Existing Security Agent, as applicable, has not given its prior approval;

(b)
no Shipowner shall make any changes relating to the classification or classification society or manager or operator of the Ship owned by it unless approved by the underwriters of the obligatory insurances;

(c)
each Shipowner shall make (and promptly supply copies to the Agent of) all quarterly or other voyage declarations which may be required by the protection and indemnity risks association in which the Ship owned by it is entered to maintain cover for trading to the United States of America and Exclusive Economic Zone (as defined in the United States Oil Pollution Act 1990 or any other applicable legislation); and

(d)
no Shipowner shall employ the Ship owned by it, nor allow it to be employed, otherwise than in conformity with the terms and conditions of the obligatory insurances, without first obtaining the consent of the insurers and complying with any requirements (as to extra premium or otherwise) which the insurers specify.

11.	Alteration to terms of insurances.
No Shipowner shall either make or agree to any alteration to the terms of any obligatory insurance nor waive any right relating to any obligatory insurance.
12.	Settlement of claims.
No Shipowner shall settle, compromise or abandon any claim under any obligatory insurance for Total Loss or for a Major Casualty, and shall do all things necessary and provide all documents, evidence and information to enable the Common Security Agent or relevant Existing Security Agent, as applicable, to collect or recover any moneys which at any time become payable in respect of the obligatory insurances.
13.	Provision of copies of communications

Upon specific request of the Common Security Agent or relevant Existing Security Agent, as applicable, each Shipowner shall provide the Common Security Agent or relevant Existing Security Agent, as applicable, at the time of each such communication, copies of all written communications between that Shipowner and:
(a)	the approved brokers;
(b)	the approved protection and indemnity and/or war risks associations;
(c)	the approved insurance companies and/or underwriters, which relate directly or indirectly to:
(i)	that Shipowner's obligations relating to the obligatory insurances including, without limitation, all requisite declarations and payments of additional premiums or calls; and
(ii)
any credit arrangements made between that Shipowner and any of the persons referred to in paragraphs (a) or (b) above relating wholly or partly to the effecting or maintenance of the obligatory insurances; and

(d)	any parties involved in case of a claim under any of insurances relating to that Shipowner's Ship.
14.	Provision of information.
In addition, each Shipowner shall promptly provide the Common Security Agent or relevant Existing Security Agent (or any persons which it or they may designate), as applicable, with any information which the Common Security Agent or relevant Existing Security Agent (or any such designated person), as applicable, requests for the purpose of:
(a)	obtaining or preparing any report from an independent marine insurance broker as to the adequacy of the obligatory insurances effected or proposed to be effected; and/or
(b)	effecting, maintaining or renewing any such insurances as are referred to in Section 15 below or dealing with or considering any matters relating to any such insurances;
and that Shipowner shall, forthwith upon demand, indemnify the Common Security Agent or relevant Existing Security Agent, as applicable, in respect of all fees and other expenses incurred by or for the account of the Common Security Agent or relevant Existing Security Agent, as applicable, in connection with any such report as is referred to in paragraph (a) above.
15.	Mortgagee's interest, additional perils and political risk insurances.
The Common Security Agent or relevant Existing Security Agent, as applicable, shall be entitled from time to time to effect, maintain and renew (i) mortgagee's interest marine insurance, (ii) mortgagee's interest additional perils pollution insurance and/or (iii) mortgagee's political risks / rights insurance in such amounts (up to 120% of the aggregate of the Loan), on such terms, through such insurers and generally in such manner as the Common Security Agent or relevant Existing Security Agent, as applicable, may from time to time consider appropriate and the Company and the Obligors, jointly and severally, shall upon demand fully indemnify the Common Security Agent or relevant Existing Security Agent, as applicable, in respect of all premiums and other expenses which are incurred in connection with or with a view to effecting, maintaining or renewing any such insurance or dealing with, or considering, any matter arising out of any such insurance.

16.	Review of insurance requirements.
The Common Security Agent or relevant Existing Security Agent, as applicable, may and, on instruction of the Required Lenders, shall review, at the expense of the Company, the requirements of Part 1 (Insurance Covenants) of this Schedule 9 from time to time in order to take account of any changes in circumstances after the date of this Agreement which are, in the opinion of the Agent or the Required Lenders significant and capable of affecting the relevant Obligor or a Ship and its insurance (including, without limitation, changes in the availability or the cost of insurance coverage or the risks to which the relevant Obligor may be subject).
17.	Modification of insurance requirements.
The Common Security Agent or relevant Existing Security Agent, as applicable, shall notify the Company and the other Obligors of any proposed modification under Section 16 above to the requirements of Part 1 (Insurance Covenants) of this Schedule 9 which the Common Security Agent or relevant Existing Security Agent, as applicable, may or, on instruction of the Required Lenders, shall reasonably consider appropriate in the circumstances and such modification shall take effect on and from the date it is notified in writing to the Company and the other Obligors as an amendment to Part 1 (Insurance Covenants) of this Schedule 9 and shall bind the Company and the other Obligors accordingly.
18.	Compliance with instructions.
The Common Security Agent or relevant Existing Security Agent, as applicable, shall be entitled (without prejudice to or limitation of any other rights which it may have or acquire under any Finance Document) to require a Ship to remain at any safe port or to proceed to and remain at any safe port designated by the Common Security Agent or relevant Existing Security Agent, as applicable, until the relevant Obligor implements any amendments to the terms of the obligatory insurances and any operational changes required as a result of a notice served under Section 17 of this Schedule 9.

Part 2
 Ship Covenants
From the Effective Date until all amounts payable under this Agreement, the Amended Facility Agreements and the Amended Guarantee Facility Agreement have been paid in full, and no undrawn guarantee under the Amended Guarantee Facility Agreement remains outstanding, the Company and each other Obligor, as the case may be, undertakes with each Finance Party to comply or cause compliance with the following provisions of Part 2 (Ship Covenants) of this Schedule 9 except as the Administrative Agent, with the consent of the Required Lenders (and in the case of Section 1(c) below, only with the consent of all the Lenders under the Amended Facility Agreement or Amended Guarantee Facility Agreement, as applicable, secured by such Ship), may approve from time to time in writing, such approval not to be unreasonably withheld.
1.	Ship's name and registration
Each Shipowner shall:
(a)	keep the Ship owned by it registered in its name under the law of an Approved Flag;
(b)	not do, omit to do or allow to be done anything as a result of which such registration might be cancelled or imperiled; and
(c)
not change the name or port of registry on which such Ship was registered when it became subject to a Mortgage, provided that if UP Offshore Brazil is the Bareboat Charterer and only for the purpose of permitting UP Offshore Brazil to charter such Ship to Petrobras pursuant to a Time Charter, it is understood and agreed that:

(i)
UP Offshore Brazil may bareboat register that Ship in the REB (with prior notice to the Administrative Agent so long as that Ship shall remain at all times subject to the Mortgage during the period of REB registration); and

(ii)	the relevant Shipowner shall cause UP Offshore Brazil to:
(A)	insure that Ship in accordance with the requirements hereof and the applicable requirements of Brazilian Law No. 9432/1997 to the extent not inconsistent therewith;
(B)	execute an assignment of the Insurances of that Ship and such other Finance Documents, each in Agreed Form, as the Agent, with the approval of the Required Lenders, shall require;
(C)
execute an undated application to delete that Ship from REB registration, certified as of a date immediately prior to the date of such REB registration by a director or the secretary (or equivalent officer) or an attorney-in-fact of UP Offshore Brazil as being sufficient in all respects under Brazilian law to delete that Ship from REB registration without delay; and

(D)
execute an undertaking in Agreed Form that if an Event of Default shall have occurred and be continuing, UP Offshore Brazil shall without delay upon the demand of the Agent, acting on the instructions of the Required Lenders, ensure that the process to delete that Ship from REB registration shall be expedited through all measures allowable by law.

2.	Repair and classification
Each Shipowner shall keep the Ship owned by it in a good and safe condition and state of repair (and shall comply with all reasonable requests in respect of this from the Security Agent arising out of any inspections pursuant to Section 7 below):
(a)	consistent with first‑class ship ownership and management practice;
(b)	so as to maintain the highest class for that Ship with the Classification Society, free of overdue recommendations and conditions; and
(c)
so as to comply with all laws and regulations applicable to Ships registered under the law of the Approved Flag on which that Ship is registered or to Ships trading to any jurisdiction to which that Ship may trade from time to time, including but not limited to the ISM Code and the ISPS Code.

3.	Classification Society instructions and undertaking.
Each Shipowner shall instruct the Classification Society referred to in Section 2(b) above (and procure that the Classification Society undertakes with the Common Security Agent or relevant Existing Security Agent, as applicable,):
(a)
to send to the Common Security Agent or relevant Existing Security Agent, as applicable, following receipt of a written request from the Common Security Agent or relevant Existing Security Agent, as applicable, certified true copies of all original class records held by the Classification Society in relation to that Shipowner's Ship;

(b)
to allow the Common Security Agent (or its agents) or relevant Existing Security Agent (or its agents), as applicable, at any time and from time to time, to inspect the original class and related records of that Shipowner and the Ship owned by it either (i) electronically (through the Classification Society directly or by way of indirect access via such Shipowner's account manager and designating the Common Security Agent or relevant Existing Security Agent, as applicable, as a user or administrator of the system under its account) or (ii) in person at the offices of the Classification Society, and to take copies of them electronically or otherwise;

(c)	to notify the Common Security Agent or relevant Existing Security Agent, as applicable, immediately in writing and by Email at TLS.Curacao@dvbbank.com if the Classification Society:
(i)	receives notification from that Shipowner or any other person that that Ship's Classification Society is to be changed;
(ii)
becomes aware of any facts or matters which may result in or have resulted in a condition of class or a recommendation, or a change, suspension, discontinuance, withdrawal or expiry of that Ship's class under the rules or terms and conditions of that Shipowner's or that Ship's membership of the Classification Society; or

(iii)	if a condition of class is imposed or a class recommendation issued;
(d)	following receipt of a written request from the Common Security Agent or relevant Existing Security Agent, as applicable:
(i)	to confirm that that Shipowner is not in default of any of its contractual obligations or liabilities to the Classification Society and, without limiting the foregoing, that it has paid in full all fees or other charges due and payable to the Classification Society; or
(ii)
if that Shipowner is in default of any of its contractual obligations or liabilities to the Classification Society, to specify to the Common Security Agent or relevant Existing Security Agent, as applicable, in reasonable detail the facts and circumstances of such default, the consequences of such default, and any remedy period agreed or allowed by the Classification Society.

4.	Modification
No Shipowner shall make any modification or repairs to, or replacement of, the Ship owned by it or equipment installed on that Ship which would or is reasonably likely to materially alter the structure, type or performance characteristics of that Ship or materially reduce its value.
5.	Removal of parts.
No Shipowner shall remove any material part of the Ship owned by it, or any item of equipment installed on, that Ship unless the part or item so removed is forthwith replaced by a suitable part or item which is in the same condition as or better condition than the part or item removed, is free from any Security Interest or any right in favor of any person other than the Common Security Agent or relevant Existing Security Agent, as applicable, and becomes on installation on that Ship, the property of that Shipowner and subject to the security constituted by the Mortgage, provided that each Shipowner may install and remove equipment owned by a third party if the equipment can be removed without any risk of damage to the Ship owned by it.
6.	Surveys
Each Shipowner, at its sole expense, shall submit the Ship owned by it regularly to all periodical or other surveys which may be required for classification purposes and, if so required by the Common Security Agent or relevant Existing Security Agent, as applicable, provide the Common Security Agent or relevant Existing Security Agent, as applicable, at that Shipowner's sole expense, with copies of all survey reports.
7.	Inspection.
Each Shipowner shall permit the Common Security Agent (by surveyors or other persons appointed by it for that purpose at the cost of the Shipowner) to board the Ship owned by it at all reasonable times to inspect its condition or to satisfy themselves about proposed or executed repairs and shall afford all proper facilities for such inspections; provided that, unless an Event of Default has occurred and is continuing, only one such visitation and inspection per year shall be for the account of the Company.  The Common Security Agent shall use reasonable efforts to ensure that the operation of that Ship is not adversely affected as a result of such inspections.
8.	Prevention of and release from arrest.
Each Shipowner shall promptly discharge:
(a)	all liabilities which give or may give rise to maritime or possessory liens on or claims enforceable against the Ship owned by it, the Earnings or the Insurances;
(b)	all taxes, dues and other amounts charged in respect of the Ship owned by it, the Earnings or the Insurances; and

(c)	all accounts payable whatsoever in respect of the Ship owned by it, the Earnings or the Insurances;
and, forthwith upon receiving notice of the arrest of the Ship owned by it, or of its detention in exercise or purported exercise of any lien or claim, that Shipowner shall procure its release by providing bail or otherwise as the circumstances may require within 7 days after the occurrence of such arrest or detention.
9.	Compliance with laws etc.
9.1	Each Shipowner shall:
(a)	comply, or procure compliance with, all laws or regulations:
(i)	relating to its business generally; or
(ii)	relating to the ownership, employment, operation, condition, repair, maintenance, modification, fueling, supplying, manning, servicing, seaworthiness, use and management of the Ship owned by it, including but not limited to the ISM Code, the ISPS Code, all Environmental Laws and all Sanctions;
(b)
without prejudice to the generality of paragraph (a) above, not employ the Ship owned by it nor allow its employment in any manner contrary to any laws or regulations, including but not limited to the ISM Code, the ISPS Code; all Environmental Laws and all Sanctions;

(c)
in the event of hostilities in any part of the world (whether war is declared or not), not cause or permit the Ship owned by it to enter or trade to any zone which is declared a war zone by any government or by that Ship's war risks insurers unless the prior written consent of the Common Security Agent or relevant Existing Security Agent, as applicable, has been given and that Shipowner has (at its expense) effected any special, additional or modified insurance cover which the Common Security Agent or relevant Existing Security Agent, as applicable, may require within 7 days after request by the Common Security Agent or relevant Existing Security Agent, as applicable,.

9.2
No Ship may at any time be employed in connection with any Prohibited Person or in violation under any Sanctions.  If and when the list of Prohibited Persons changes, the Company shall make corresponding adjustments to the trading limit exclusions in extensions of existing and entry into future Bareboat Charters, Time Charters and Service Contracts.

10.	Provision of information
Each Shipowner shall promptly provide the Common Security Agent with any information which it requests regarding:
(a)	the Ship owned by it, its employment, position and engagements;
(b)	the Earnings and payments and amounts due to that Ship's master and crew;
(c)	any expenses incurred, or likely to be incurred, in connection with the operation, maintenance or repair of that Ship and any payments made in respect of that Ship;
(d)	any towages and salvages; and

(e)	that Shipowner's, the Approved Manager's and that Ship's compliance with the ISM Code and the ISPS Code, and, upon the Common Security Agent's request, provide copies of any current charter and charter guarantee relating to that Ship and copies of that Shipowner's or the Approved Manager's Document of Compliance.
11.	Notification of certain events.
Each Shipowner shall immediately notify the Common Security Agent by fax or Email, confirmed forthwith by letter, of:
(a)	any casualty which is or is likely to be or to become a Major Casualty;
(b)	any occurrence as a result of which the Ship owned by it has become or is, by the passing of time or otherwise, likely to become a Total Loss;
(c)	any requirement or condition made by any insurer or Classification Society or by any competent authority which is not immediately complied with;
(d)	any arrest or detention of the Ship owned by it, any exercise or purported exercise of any Security Interest on that Ship or the Earnings or any requisition of that Ship for hire;
(e)	any intended dry docking of the Ship owned by it;
(f)	any Environmental Claim made against that Shipowner or in connection with the Ship owned by it, or any Environmental Incident;
(g)	any claim for breach of the ISM Code or the ISPS Code being made against that Shipowner, the Approved Manager or otherwise in connection with the Ship owned by it; or
(h)	any other matter, event or incident, actual or threatened, the effect of which will or could lead to the ISM Code or the ISPS Code not being complied with;
and that Shipowner shall keep the Common Security Agent advised in writing on a regular basis and in such detail as the Common Security Agent shall require of that Shipowner's, the Approved Manager's or any other person's response to any of those events or matters.
12.	Restriction on chartering, appointment of managers etc.
No Shipowner shall:
(a)	let the Ship owned by it on demise charter for any period, except pursuant to a Bareboat Charter; and
(b)
enter into any time or consecutive voyage charter in respect of that Ship for a term which exceeds, or which by virtue of any optional extensions may exceed, 12 months (except pursuant to a Time Charter);

(c)	enter into any charter in relation to that Ship under which more than two (2) months' hire (or the equivalent) is payable in advance;
(d)	charter that Ship otherwise than on bona fide arm's length terms at the time when that Ship is fixed;

(e)	appoint a manager of that Ship other than the Approved Manager or agree to any alteration to or termination of an Approved Management Agreement;
(f)	de activate or lay up that Ship;
(g)
change the Classification Society; provided that the Shipowner may change the Classification Society to another classification society in the definition of Classification Society upon not less than 10 days prior written notice to the Administrative Agent and delivery of customary updated certificates and procure that an undertaking from such replacement Classification Society be provided in form and substance reasonably acceptable to the Administrative Agent;

(h)
put that Ship into the possession of any person for the purpose of work being done upon it in an amount exceeding or likely to exceed $1,000,000 (or the equivalent in any other currency) unless that person has first given to the Common Security Agent and in terms satisfactory to it a written undertaking not to exercise any Security Interest on that Ship or the Earnings for the cost of such work or for any other reason; or

(i)	permit a Ship to carry nuclear waste or material.
13.	Copies of Bareboat Charters, Time Charters and Service Contracts; Assignments
Provided that all approvals necessary under Section 12 above have been previously obtained, each Shipowner shall:
(a)
in the case of a Bareboat Charter, furnish promptly to the Agent a true and complete copy (in English) of any such Bareboat Charter for the Ship owned by it, all other documents related thereto and a true and complete copy of each material amendment or other modification thereof, and in respect of any such Bareboat Charter, execute and deliver to the Common Security Agent or relevant Existing Security Agent, as applicable, a Bareboat Charter Assignment and cause the Bareboat Charterer to execute and deliver to the Common Security Agent or relevant Existing Security Agent, as applicable, a consent and acknowledgement to such Bareboat Charter Assignment in the form required thereby;

(b)
in the case of a Time Charter (and, if applicable, Service Contract) cause the Bareboat Charterer of its Ship to furnish promptly to the Agent a true and complete copy (in English) of any such Time Charter (and any such Service Contract) for that Ship, all other documents related thereto and a true and complete copy of each material amendment or other modification thereof; and:

(i)
if the Time Charterer is not Petrobras, cause the relevant Bareboat Charterer to furnish promptly to the Common Security Agent or relevant Existing Security Agent, as applicable a Time Charter Assignment and use reasonable commercial efforts to cause such Time Charterer to execute and deliver to the Common Security Agent or relevant Existing Security Agent, as applicable, a consent and acknowledgement to such Time Charter Assignment in the form required thereby; or

(ii)
if the Time Charterer is Petrobras, cause the relevant Bareboat Charterer either  (A) to furnish promptly to the Common Security Agent or relevant Existing Security Agent, as applicable, an Undertaking or (B) if Petrobras has changed its internal policy and will permit a pledge of such Time Charter and Service Contract, to furnish promptly to the Common Security Agent or relevant Existing

Security Agent, as applicable, a Pledge Agreement of Rights and Other Covenants in respect of such Time Charter and Service Contract and use its best efforts to furnish promptly to the Common Security Agent or relevant Existing Security Agent, as applicable, a consent and acknowledgement from Petrobras to such Pledge Agreement of Rights and Other Covenants in the form required thereby; and
(c)
in respect of any contract for the employment of that Ship for a term which is or which by virtue of any optional extensions therein contained would be reasonably likely to be of less than 12 months duration, execute and deliver to the Agent an Earnings Assignment and use reasonable commercial efforts to cause the charterer to execute and deliver to the Common Security Agent or relevant Existing Security Agent, as applicable a consent and acknowledgement to such Earnings Assignment in the form required thereby (if any).

14.	Notice of Mortgage
Each Shipowner shall keep the Mortgage registered against the Ship owned by it as a valid first priority or preferred mortgage, carry on board that Ship a certified copy of the Mortgage and place and maintain in a conspicuous place in the navigation room and the master's cabin of that Ship a framed printed notice stating that such Ship is mortgaged by that Shipowner to the Common Security Agent or relevant Existing Security Agent, as applicable.
15.	Earnings
(a)	All Earnings and proceeds of Insurances shall be paid by the relevant Shipowner into a Deposit Account subject to a Control Agreement.
(b)	No Shipowner shall enter into any agreement or arrangement for the sharing of any Earnings except as contemplated by Section 12 (Cash Management) of this Agreement.
16.	ISPS Code
Each Shipowner shall comply with the ISPS Code and in particular, without limitation, shall:
(a)	procure that the Ship owned by it and the company responsible for that Ship's compliance with the ISPS Code comply with the ISPS Code; and
(b)	maintain for that Ship an ISSC; and
(c)	notify the Agent immediately in writing of any actual or threatened withdrawal, suspension, cancellation or modification of the ISSC.
17.	Relocation and Reflagging; Retendering
Any Ship that is, or is scheduled to be, or at any time becomes or is scheduled to become, laid-up for any period of time exceeding six (6) consecutive months and which must be moved according to applicable law or regulation and for which the Shipowner of such Ship has not received authorization from local authorities to leave such Ship in its current location, shall be moved to a new location reasonably acceptable to the Administrative Agent, with costs covered by such Shipowner; provided that if such Ship has been tendered for re-employment on or prior to the expiration of such 6-month period, such 6-month period may be extended for an additional period reasonably acceptable to the Administrative Agent and ending no later than the date on which the results of such tender have been announced or employment is commencing.

Schedule 10

 Agreed Events of Default
Each of the events or circumstances set out in this Schedule 10 is an Event of Default (save for Section 23 (Acceleration)) that shall apply from the Effective Date for so long as any amount is outstanding under any Finance Document or any undrawn guarantee remains outstanding under the Amended Guarantee Facility Agreement.
1.	Non-payment
(a)
Holdings or any other Obligor fails to pay when due any sum payable under a Finance Document or under any document relating to a Finance Document, unless its failure to pay is caused by administrative or technical error and payment is made within three (3) Business Days of such date or, only in the case of sums payable on demand, within five (5) Business Days after the date when first demanded.

2.	Financial Covenants and other obligations
Any breach occurs of any of Section 10 (Transaction Security – Priority and Application of Proceeds), Section 12 (Cash Management), Section 13.3 (Application of Free Cash Flow of Ships) and Section 13.5 (Application of Mandatory Prepayments) of the Common Terms Agreement, Sections 1.2(a) and 1.20 of Part 1 (Affirmative Covenants) of Schedule 7 (Agreed Affirmative and Negative Covenants), Sections 1.1 through 1.21 and Section 1.24s and 1.25 of Part 2 (Negative Covenants) of Schedule 7 (Agreed Affirmative and Negative Covenants), Schedule 8 (Agreed Financial Covenants), and Part 1 (Insurance Covenants) of Schedule 9 (Agreed Insurance and Ship Covenants).
3.	Other Obligations
Any breach by Holdings or any other Obligor occurs of any provision of a Finance Document (other than a breach covered by Sections 1, 2, 4 or 13 of this Schedule 10) which, in the opinion of the Required Lenders, is capable of remedy, and such default continues unremedied 10 days after written notice from the Administrative Agent requesting action to remedy the same, subject to any applicable grace period specified in a Finance Document.
4.	Misrepresentation
Any representation, warranty or statement made or repeated by, or by an officer or director of, Holdings or any other Obligor in a Finance Document or in any other notice or document relating to a Finance Document is untrue or misleading when it is made or repeated.
5.	Breach of Material Contract
An event of default, or an event or circumstance which, with the giving of any notice, the lapse of time or both would constitute an event of default, has occurred on the part of an Obligor under any contract or agreement (other than the Finance Documents) to which such Obligor is a party (including without limitation a Time Charter) and the value of which is or exceeds $20,000,000 individually, or $75,000,000 in the aggregate.
6.	Cross-Default

Any Financial Indebtedness of an Obligor (including, for the avoidance of doubt, the BNDES Loan Agreement) in excess of $1,000,000 ($5,000,000 in the case of UP Offshore Bahamas) is not paid when due (or if there is a grace period, within such grace period) or, only in the case of sums payable on demand, when first demanded, except for any such Financial Indebtedness which is being contested by such Obligor in good faith and through appropriate proceedings and in a manner that does not involve any risk of sale, forfeiture, loss, confiscation or seizure of the Ship.
7.	Insolvency
Any Obligor shall generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally, or shall make a general assignment for the benefit of creditors.
8.	Insolvency Proceedings
Any proceeding shall be instituted by or against any Obligor or Time Charterer seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its property, and solely in the case of an involuntary proceeding:
(a)	such proceeding shall remain undismissed or unstayed for a period of 60 days; or
(b)
any of the actions sought in such involuntary proceeding (including, without limitation, the entry of an order for relief against, or the appointment of a receiver, trustee, custodian or other similar official for, it or for any substantial part of its property) shall occur.

9.	Expropriation
All or a material part of the undertakings, assets, rights or revenues of, or shares or other ownership interest in, any Obligor are seized, nationalized, expropriated or compulsorily acquired by or under authority of any government and such seizure, nationalization, expropriation or compulsory acquisition shall continue unremedied for a period of 10 days; provided that the Company shall notify the Administrative Agent promptly following the occurrence of such event (and not later than three (3) Business Days after such occurrence).
10.	Creditors' process
A creditor attaches or takes possession of, or a distress, execution, sequestration or process (each an "action") is levied or enforced upon or sued out against, a material part of the undertakings, assets, rights or revenues (the "assets") of any Obligor in relation to a claim by such creditor which, in the reasonable opinion of the Required Lenders, is likely to materially and adversely affect the ability of such Obligor to perform all or any of its obligations under or otherwise to comply with the terms of any Finance Document to which it is a party and such Obligor does not procure that such action is lifted, released or expunged within 20 Business Days of such action being (i) instituted and (ii) notified to such Obligor.
11.	Judgment Default
Any judgment or order for the payment of money individually or in the aggregate in excess of $1,000,000 (exclusive of any amounts fully covered by insurance (less any applicable deductible) and as to which the insurer has acknowledged its responsibility to cover such judgment or order)

shall be rendered against an Obligor and such judgment shall not have been vacated or discharged or stayed or bonded pending appeal within 30 days after the entry thereof or enforcement proceedings shall have been commenced by any creditor upon such judgment or order.
12.	Cessation of Business
Any Obligor ceases or suspends or threatens to cease or suspend the carrying on of its business, or a part of its business which, in the opinion of the Required Lenders, is material in the context of this Agreement, except in the case of a sale or a proposed sale of a Ship by its Shipowner.
13.	Total Loss or Major Casualty
A Ship becomes a Total Loss or suffers a Major Casualty and (i) in the case of a Total Loss, insurance proceeds are not collected or received by the Common Security Agent from the underwriters within 120 days of the Total Loss Date or (ii) in the case of a Major Casualty, that Ship has not been otherwise repaired in a timely and proper manner.
14.	Unlawfulness; Illegality
It becomes unlawful in any Pertinent Jurisdiction, or under the laws of the Approved Flag relating to any Ship, or impossible:
(a)	for any Obligor to discharge any liability under a Finance Document or to comply with any other obligation which the Required Lenders consider material under a Finance Document; or
(b)	for any Finance Party to exercise or enforce any right under, or to enforce any Security Interest created by, a Finance Document to which it is a party.
15.	Loss of Consent
Any consent necessary to enable a Shipowner to own, operate or charter the Ship owned by it or to enable Holdings or any other Obligor to comply with any provision which the Required Lenders consider material of a Finance Document is not granted, expires without being renewed, is revoked or becomes liable to revocation or any condition of such a consent is not fulfilled.
16.	Invalidity
Any provision of a Finance Document which the Required Lenders consider material proves to have been or becomes invalid or unenforceable, or a Security Interest created by a Finance Document proves to have been or becomes invalid or unenforceable or such a Security Interest proves to have ranked after, or loses its priority to, another Security Interest or any other third party claim or interest.
17.	Security Jeopardized
The security constituted by a Finance Document or the enforceability or priority thereof is in any way imperiled or in jeopardy.
18.	Material Adverse Change
There occurs or develops a change in the financial position, state of affairs or prospects of an Obligor which, in the reasonable opinion of the Required Lenders, has a Material Adverse Effect.
19.	Survey; Repairs

The results of any survey or inspection of a Ship pursuant to Section 6 (Surveys) or 7 (Inspection) of Part 2 (Ship Covenants) of Schedule 9 (Agreed Insurance and Ship Covenants) to this Agreement are deemed unsatisfactory by the Required Lenders in their sole, reasonable discretion after giving due consideration to the type and age of that Ship and whether such results adversely affect that Ship's Fair Market Value or safe operation, unless such survey or inspection is revised to the satisfaction of the Required Lenders within 30 days of the date that a copy of the original inspection is delivered by the Company to the Agent, provided that if (i) no suitable repair facilities or (ii) the necessary spares or (iii) any other resources needed in order to prepare the Ship for a revision of such inspection are not available, then the 30-day period shall be extended as necessary upon notice by the Company to the Required Lenders, such extension not to be unreasonably withheld by the Required Lenders.
20.	Change of Control
A Change of Control shall occur.
21.	Actions following an Event of Default.
(a)
Subject to the terms of paragraphs (b), (c) and (d) below, on and at any time after the occurrence of an Event of Default which is continuing, the Administrative Agent may, and shall if so directed by the Required Lenders, by notice to the Company:

(i)	serve on the Company a notice stating that all obligations of each Lender to the Company under any Existing Facility or the Guarantee Facility are cancelled; and/or
(ii)
serve on the Company a notice stating that any of the Lenders' Exposures under any Existing Facility or the Guarantee Facility, together with accrued interest and all other amounts accrued or owing under the Finance Documents relating to that Existing Facility or the Guarantee Facility, are immediately due and payable or are due and payable on demand, provided that in the case of an Event of Default under either of Sections 7 (Insolvency) or 8 (Insolvency Proceedings), the Lenders' Exposures and all accrued interest and other amounts accrued or owing hereunder shall be deemed immediately due and payable without notice or demand therefor; and/or

(iii)
exercise or direct the Existing Security Holder in respect of that Existing Facility or the Guarantee Facility and/or the Common Security Agent to exercise any or all of its rights, remedies, powers or discretions under the Finance Documents or applicable law in any manner available to it and in such sequence as the Common Security Agent may, in its absolute discretion, determine;

(b)
On and at any time after the occurrence of a Ship-related Default which is continuing, the Relevant Lenders under the Existing Facility or the Guarantee Facility to which such Ship-related Default relates (themselves or by means of instructions to the relevant Facility Representative or Existing Security Agent) may, by notice to the Company and the Administrative Agent and subject to not less than the longer of five (5) Business Days prior consultation with all the Lenders to discuss any possible remedy of such Ship-related Default (provided that such consultation obligation shall cease to apply if the Relevant Lenders under the Existing Facility or the Guarantee Facility to which such Ship-related Default relates notify all Lenders (through the Administrative Agent) that it is necessary to take immediate action to protect the value or condition of any Ship, to avoid the loss of or extinction of any rights arising from or relating to the arrest or detention of a Ship or to protect the priority, value or enforceability of the Transaction Security supporting that Existing Facility or the Guarantee Facility:
(i)	serve on the Company a notice stating that all obligations of each Lender to the Company under that Existing Facility or the Guarantee Facility are cancelled; and/or
(ii)
serve on the Company a notice stating that any of the Lenders' Exposures under that Existing Facility or the Guarantee Facility, together with accrued interest and all other amounts accrued or owing under the Finance Documents relating to that Existing Facility or the Guarantee Facility, are immediately due and payable or are due and payable on demand, provided that in the case of an Event of Default under either of Sections 7 (Insolvency) or 8 (Insolvency Proceedings), the Lenders' Exposures and all accrued interest and other amounts accrued or owing hereunder shall be deemed immediately due and payable without notice or demand therefor; and/or

(iii)
exercise or direct the Existing Security Holder in respect of that Existing Facility or the Guarantee Facility to exercise any or all of its rights, remedies, powers or discretions under the Existing Finance Documents relevant to that Existing Facility, the Guarantee Facility or applicable law in any manner available to it and in such sequence as such applicable Relevant Lenders or the Common Security Agent may, in its or their absolute discretion, determine;

provided that the taking of any such action shall result in the automatic acceleration of all other Existing Facilities or the Guarantee Facility unless, with respect to each other Existing Facility, the Relevant Lenders with respect to that Facility agree to waive such acceleration.
(c)
On and at any time after the occurrence of an Event of Default under Section 1 (Non-Payment) or Section 2 (Financial Covenants and other obligations) of this Schedule 10 which is continuing, the Relevant Lenders under any Existing Facilities or the Guarantee Facility (themselves or by means of instruction to the relevant Facility Representative or Existing Security Agent) may, by notice to the Company and the Administrative Agent:

(i)	serve on the Company a notice stating that all obligations of each Lender to the Company under any Existing Facility or the Guarantee Facility are cancelled; and/or
(ii)
serve on the Company a notice stating that any of the Lenders' Exposures under any Existing Facility or the Guarantee Facility, together with accrued interest and all other amounts accrued or owing under the Finance Documents relating to that Existing Facility or the Guarantee Facility, are immediately due and payable or are due and payable on demand, provided that in the case of an Event of Default under either of Sections 7 (Insolvency) or 8 (Insolvency Proceedings), the Lenders' Exposures and all accrued interest and other amounts accrued or owing hereunder shall be deemed immediately due and payable without notice or demand therefor; and/or

(iii)
exercise or direct the Existing Security Holder in respect of that Existing Facility or the Guarantee Facility and/or the Common Security Agent to exercise any or all of its rights, remedies, powers or discretions under the Finance Documents or applicable law in any manner available to it and in such sequence as such applicable Relevant Lenders or the Common Security Agent may, in its or their absolute discretion, determine;
provided that the taking of any such action shall result in the automatic acceleration of all other Existing Facilities or the Guarantee Facility unless, with respect to each other Existing Facility, the Guarantee Facility, the Relevant Lenders with respect to that Facility agree to waive such acceleration.
(d)
On and at any time after the occurrence of an Event of Default under Section 7 (Insolvency) or 8 (Insolvency Proceedings) of this Schedule 10 to with respect to the Company or any other Obligor which is continuing, the Lenders' Exposures and all accrued interest and other amounts accrued or owing under any Finance Document shall be deemed immediately due and payable without notice or demand therefor and the Relevant Lenders under any Existing Facility or the Guarantee Facility to which such Obligor relates (themselves or by means of instructions to the relevant Facility Representative or Existing Security Agent) may, by notice to the Company and the Administrative Agent exercise or direct the Existing Security Holder in respect of that Existing Facility or the Guarantee Facility and/or the Common Security Agent to exercise any or all of its rights, remedies, powers or discretions under the Finance Documents or applicable law in any manner available to it and in such sequence as such applicable Relevant Lenders or the Common Security Agent may, in its or their absolute discretion, determine; provided that the taking of any such action shall result in the automatic acceleration of all other Existing Facilities or the Guarantee Facility unless, with respect to each other Existing Facility, the Relevant Lenders with respect to that Facility agree to waive such acceleration.

(e)
the Common Security Agent may, and if so instructed by the Administrative Agent, acting with the authorization of the Required Lenders, the Common Security Agent shall, take any action  and exercise any or all of its rights, remedies, powers or discretions under the Finance Documents or applicable law which, as a result of the Event of Default or any notice served under the preceding paragraphs, the Common Security Agent, the Administrative Agent and/or the Lenders are entitled to take under any Finance Document or any applicable law to enforce the Security Interests created by this Agreement and any other Finance Document in any manner available to it and in such sequence as the Common Security Agent may, in its absolute discretion, determine.

22.	Termination of Obligations.
On the service of a notice under paragraphs (a)(i), (b)(i) and (c)(i) of Section 21 (Actions following an Event of Default) of this Schedule 10, all obligations of each Lender to the Company under this Agreement shall be cancelled.
23.	Acceleration of Loan.
On the service of a notice under paragraphs (a)(ii), (b)(ii) and (c)(ii) of Section 21 (Actions following an Event of Default) of this Schedule 10, all or, as the case may be, the part of the Loan specified in the notice, together with accrued interest and all other amounts accrued or owing from the Company or any other Obligor under this Agreement and every other Finance Document shall become immediately due and payable or, as the case may be, payable on demand.

24.	Multiple notices; action without notice.
The Administrative Agent may serve notices under paragraphs (a)(i)-(ii), (b)(i)-(ii) and (c)(i)-(ii) of Section 21 (Actions following an Event of Default) of this Schedule 10 simultaneously or on different dates and it and/or the Common Security Agent may take any action referred to in Section 21 (Actions following an Event of Default)  of this Schedule 10 if no such notice is served or simultaneously with or at any time after the service of both or either of such notices.
25.	Notification of Finance Parties and Security Parties
The Administrative Agent shall send to each Lender, the Common Security Agent and each Obligor a copy of the text of any notice which the Agent serves on the Company under Section 21 (Actions following an Event of Default) of this Schedule 10.  Such notice shall become effective when it is served on the Company, and no failure or delay by the Agent to send a copy or the text of the notice to any other person shall invalidate the notice or provide the Company or any Obligor with any form of claim or defense.
26.	Exclusion of Finance Party liability
No Finance Party, and no receiver or manager appointed by the Common Security Agent, shall have any liability to any Obligor:
(a)
for any loss caused by an exercise of rights under, or enforcement of a Security Interest created by, a Finance Document or by any failure or delay to exercise such a right or to enforce such a Security Interest; or

(b)
as mortgagee in possession or otherwise, for any income or principal amount which might have been produced by or realized from any asset comprised in such a Security Interest or for any reduction (however caused) in the value of such an asset, provided that nothing in this Section 26 (Exclusion of Finance Party liability) of this Schedule 10 shall exempt a Finance Party or a receiver or manager from liability for losses shown to have been directly and mainly caused by the gross negligence or the willful misconduct (as determined by a court of competent jurisdiction in a final non-appealable decision) of such Finance Party's own officers and employees or (as the case may be) such receiver's or manager's own partners or employees.
27.	Deletion of Brazilian registered Ships from Brazilian ship registry
If an Event of Default has occurred and is continuing, the Company shall cause UP Offshore Brazil to take all steps requested by the Finance Parties to assist the Finance Parties in obtaining the deletion of UP Offshore Brazil's Ships from the Brazilian ship registry, including, without limitation, any measures allowable by law to expedite such deletion.

Schedule 11

 Allocated Loan Amounts
UP Offshore Bahamas $40 Million Facility Agreement
Ship Name	Allocated Loan Amount
UP TURQUOISE	$10,902,499.35
UP JASPER	$11,681,249.32

Ingatestone Facility Agreement
Ship Name	Allocated Loan Amount
UP AMBER	$12,723,328.96
UP PEARL	$13,624,006.73
UP JADE	$12,848,681.14

Linford Facility Agreement
Ship Name	Allocated Loan Amount
UP AGATE	$11,203,113.73
UP CORAL	$13,899.112.43

UP Offshore Brazil $15 Million Facility Agreement, Revolving Credit Agreement, UP Offshore Bahamas $25 Million Facility Agreement and UP Offshore Bahamas $61.3 Million Facility Agreement
Ship Name	UP Offshore Bahamas $61.3 Million Facility Agreement	UP Offshore Brazil $15 Million Facility Agreement	UP Offshore Bahamas $25 Million Facility Agreement	Revolving Credit Agreement
UP ESMERALDA	$6,557,074.65	N/A	N/A	$4,425,324.51
UP SAFIRA	$6,557,074.65	N/A	N/A	$4,425,324.51
UP TOPAZIO	$6,557,074.65	N/A	N/A	$4,743,989.00
UP AGUA-MARINHA	N/A	$3,878,174.79	N/A	$7,858,677.33
UP DIAMANTE	N/A	N/A	$6,541,499.65	$4,245,433.27

UP OPAL: None.
UP RUBI: $16,820,295.00

Schedule 12
Ships
Ship Name & IMO number	Shipowner	Approved Flag	Classification Society
UP TURQUOISE (9557654)	Glasgow Shipping Inc.	Panama	Lloyds register
UP JASPER (9557666)	Zubia Shipping Inc.	Panama	DNV GL
UP AMBER (9443657)	Amber Shipping Inc.	Panama	Lloyds register
UP PEARL (9466099)	Springwater Shipping Inc.	Panama	Lloyds register
UP JADE (9443645)	Bayshore Shipping Inc.	Panama	Lloyds register
UP AGATE (9667227)	Leeward Shipping Inc.	Panama	ABS
UP CORAL (9667239)	Jura Shipping Inc.	Panama	Lloyds register
UP ESMERALDA (9307700)	Packet Maritime Inc.	Panama	Lloyds register
UP SAFIRA (9307712)	Padow Shipping Inc.	Brazil and Panama	Lloyds register
UP AGUA-MARINHA (9328455)	UP Offshore Apoio Maritime (Brazil) Ltda.	Brazil	Lloyds register
UP DIAMANTE (9307619)	UP Offshore Apoio Maritime (Brazil) Ltda.	Brazil	Lloyds register
UP TOPAZIO (9307607)	UP Offshore Apoio Maritime (Brazil) Ltda.	Brazil	Lloyds register
UP OPAL (9655494)	Hanford Shipping, Inc.	Brazil and Panama	Lloyds register
UP RUBI (9307621)	UP Offshore Apoio Maritime (Brazil) Ltda.	Brazil	Lloyds register

Schedule 13

 Relevant Matters
The following Reserved Matters require the affirmative vote of a New Independent Director:
1.
The amendment or termination of (i) any documents related to the Facilities between an Offshore Entity and any Lender or Agent, including (a) the Common Terms Agreement, (b) the Amended Facility Agreements and the Amended Guarantee Facility Agreement, (c) any other Finance Document; (ii) the Allocation Agreement (together with the Common Terms Agreement, the Amended Facility Agreements, the Amended Guarantee Facility Agreement and the other Finance Documents, the "Transaction Documents"); (iii) the BNDES Loan Agreement; (iv) the Guarantee Facility Agreement; and (v) any UPO Intercompany Contracts, other than as permitted under the Transaction Documents, or the taking of any affirmative action in derogation or breach thereof.

2.
Taking any corporate or company action which would or may (subject to the obtaining of any consent, approval, or authorization) result in the substitution, alteration or amendment of the Organizational Documents, including, without limitation, any such action which would (i) amend any provisions related to the appointment or the powers of a New Independent Director or (ii) amend this list of Reserved Matters.

3.
Filing (or causing any Subsidiary to file) any petition, commencing (or causing any Subsidiary to commence) any action, or taking any other step (or causing any Subsidiary to taken any other step) in relation to a legal proceeding or other procedure by any Offshore Entity of Holdings seeking relief under or to take advantage of any applicable insolvency, bankruptcy, liquidation, receivership, suspension of payments, moratorium of indebtedness, winding-up, dissolution, administration, reorganization (by way of voluntary arrangement scheme of arrangement or otherwise), adjustment of debt, or any similar law, regulation or procedure in any jurisdiction.

4.	Consenting to, or electing not to present a defense to, the filing of any petition, or commencement of any proceeding, against any Offshore Entity of the type contemplated under paragraph 3 (above).

5.
Consenting to any court proceeding seeking the substantive consolidation of any Offshore Entity with Sparrow River Investments Ltd. or any of its subsidiaries or affiliates that are not Offshore Entities, provided that nothing herein shall prevent a director under subpoena from testifying as to matters that could impact such substantive consolidation.

6.
Seeking or consenting to the appointment of a receiver, administrative receiver, liquidator, administrator, assignee, trustee, compulsory manager, sequestrator or other similar official / officer in respect of any Offshore Entity or a substantial part of its property, other than as permitted under the Transaction Documents.

7.
Admitting in writing any Offshore Entity's inability to pay its debts as they fall due, except as required under applicable local law for a director to fulfill his or her fiduciary or statutory duties, or under compulsion of legal process.

8.	Making any assignment, composition, compromise or arrangement for the benefit of one or more of the Offshore Entities' creditors, other than as permitted under the Transaction Documents.

9.	Closing down, or making any change in the nature or scope of, any business operation of the Offshore Entities (other than as permitted under the Finance Documents, including the sale of any Ship).

10.
The declaration or payment of any dividend or making of any distribution or the making of any return to members or shareholders of a capital nature including any distribution out of capital profits or capital reserves or out of profits or reserves arising from a distribution of capital profits or capital reserves by any Offshore Entity, other than as permitted under the Transaction Documents.

11.	Incurrence of any indebtedness other than under or permitted by any of Transaction Documents.

12.	Making any loan or advance or giving any guarantee or indemnity or providing any credit other than under or permitted by any of the Transaction Documents.

13.
Entering into any new material UPO Intercompany Contract or any material agreement with any affiliate of The Southern Cross Group or any of its direct or indirect subsidiaries or affiliates that are not Offshore Entities other than as permitted by the Transaction Documents.

14.
Creating or permitting any security interest over any asset of the Offshore Entities to exist other than under or permitted by any of the Transaction Documents, which, for the avoidance of doubt, shall not include any maritime liens, arising solely by operation of applicable law and not as a result of an act creating or permitting such lien to arise on the part of any Offshore Entity.

15.
Changing the terms of, replacing, or amending any loan or loan facility entered into by any Offshore Entity, or adding any new loan or entering into any loan facility or other financing facility (including a hedging facility) other than as permitted by the Transaction Documents.

16.	Undertaking any obligations with any affiliate which is not wholly owned, directly or indirectly, by Holdings.

Schedule 14

 Form of Accession Agreement
To:	DVB Bank America N.V. as Administrative Agent and DVB Bank America N.V. as Common Security Agent for itself and each of the other parties to the Common Terms Agreement referred to below
From:	[Subsidiary] (the "Acceding Obligor") and UP Offshore Bahamas
Dated:
Dear Sirs
UP Offshore (Bahamas) Ltd. – Common Terms Agreement
dated [●], 2017 (the "Common Terms Agreement")
1.
We refer to the Common Terms Agreement and each Existing Facility Agreement and the Existing Guarantee Facility Agreement (each as defined in the Common Terms Agreement).  This agreement (the "Accession Agreement") shall take effect as an Accession Agreement for the purposes of the Common Terms Agreement.  Terms defined in the Common Terms Agreement have the same meaning in paragraphs 1 through 5 of this Accession Agreement unless given a different meaning in this Accession Agreement.

2.
The Acceding Obligor agrees to become an Additional Obligor and to be bound by the terms of the Common Terms Agreement and the other Finance Documents as an Additional Obligor.  [Subsidiary] is a company duly incorporated under the laws of [name of relevant jurisdiction] and is a limited liability company and registered number [●].

3.	The Acceding Obligor's administrative details for the purposes of the Common Terms Agreement, each Existing Facility Agreement and the Existing Guarantee Facility Agreement are as follows:
Address:
Fax No.:
Attention:
4.
For purposes of the UCC, the Acceding Obligor has only one place of business located at, or, if it has more than one place of business, the chief executive office from which it manages the main part of its business operations and conducts its affairs is located at the location set forth below:

[●].
5.	The Acceding Obligor intends give a guarantee, indemnity or other assurance against loss in respect of Liabilities under the following documents:
(a)	the Common Terms Agreement;
(b)	each Existing Facility Agreement;
(c)	the Existing Guarantee Facility Agreement; and
(d)	each other Finance Document,

hereinafter referred to as the "Relevant Documents"[, subject to the following:
[Insert limitation language pursuant to Section 7.15 (Limitation of Liability) of the Common Terms Agreement with respect to the relevant jurisdiction, if applicable]].
It is agreed as follows:
(a)
The Acceding Obligor confirms that it intends to be party to the Common Terms Agreement as an Obligor, undertakes to perform all the obligations expressed to be assumed by an Obligor under the Common Terms Agreement and agrees that it shall be bound by all the provisions of the Common Terms Agreement as if it had been an original party to the Common Terms Agreement.

(b)
In accordance with Section 23 of the Common Terms Agreement, the Acceding Obligor by its signature below becomes an Additional Obligor under the Common Terms Agreement and other Relevant Documents with the same force and effect as if originally named therein as an Additional Obligor and hereby (a) agrees to all terms and provisions of the Common Terms Agreement and other Relevant Documents applicable to it as an Obligor and Additional Obligor thereunder and (b) represents and warrants that the representations and warranties made by it as an  Obligor and Additional Obligor thereunder are true and correct immediately after giving effect to this Accession Agreement. Each reference to an Obligor and Additional Obligor in the Relevant Documents shall be deemed to include the Acceding Obligor.

(c)
In furtherance of the foregoing, the Acceding Obligor, as security for the payment and performance in full of the outstanding amounts under the Existing Facility Agreement and the Existing Guarantee Facility Agreement, does hereby create and grant to the Common Security Agent, its successors and assigns, for the benefit of the Finance Parties, their successors and assigns, a Security Interest in and lien on all of the Acceding Obligor's right, title and interest in and to the Collateral of the Acceding Obligor.  Each of the Relevant Documents is hereby incorporated herein by reference.

(d)
The Acceding Obligor represents and warrants to the Administrative Agent and the Common Security Agent that this Accession Agreement has been duly authorized, executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

(e)
The Acceding Obligor hereby represents and warrants that set forth on Schedule I attached hereto is a true and correct schedule describing the securities of the Acceding Obligor being pledged hereunder.

(f)	Except as expressly supplemented thereby, each of the Relevant Documents shall remain in full force and effect.
(g)
This Accession Agreement may be executed in counterparts, each of which shall constitute an original.  Delivery of an executed signature page to this Accession Agreement by facsimile or electronic transmission shall be as effective as delivery of a manually executed counterpart of this Accession Agreement.

(h)
In case any one or more of the provisions contained in this Accession Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and in the Related Documents shall not in any way be affected or impaired thereby (it being understood that the invalidity a particular provision in a particular jurisdiction shall not in and of itself affect the validity of such provision in any other jurisdiction).  The parties hereto shall endeavor in good‑faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.
6.
THIS ACCESSION AGREEMENT AND ANY CLAIMS, CONTROVERSY, DISPUTE OR CAUSE OF ACTION (WHETHER IN CONTRACT OR TORT OR OTHERWISE) BASED UPON, ARISING OUT OF OR RELATING TO THIS ACCESSION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING BUT NOT LIMITED TO THE VALIDITY, INTERPRETATION, CONSTRUCTION, BREACH, ENFORCEMENT OR TERMINATION HEREOF AND THEREOF, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

IN WITNESS WHEREOF, the Acceding Obligor has caused this Accession Agreement to be duly executed as of the date first above written.
The Acceding Obligor
[NAME]

By:
Title:

The Company
UP OFFSHORE (BAHAMAS) LTD.

By:
Title:

The Administrative Agent and Common Security Agent
DVB BANK AMERICA N.V.

By:
Title:

Schedule I to
Form of Accession Agreement

[Securities of Acceding Obligor]

Signatures
The Company
 UP OFFSHORE (BAHAMAS) LTD.

By:
Title:

[Signature Page to the Common Terms Agreement]

Ultrapetrol
 ULTRAPETROL (BAHAMAS) LTD.

By:
Title:

[Signature Page to the Common Terms Agreement]

The Original Obligors
UP Offshore Apoio Maritimeo (Brazil) Ltda.

By:
Title:

UP Offshore (Uruguay) S.A.

By:
Title:

Ingatestone Holdings Inc.

By:
Title:

Woodrow Shipping Inc.

By:
Title:

Amber Shipping Inc.

By:
Title:

Springwater Shipping Inc.

By:
Title:

[Signature Page to the Common Terms Agreement]

Bayshore Shipping Inc.

By:
Title:

Packet Maritime Inc.

By:
Title:

Padow Shipping Inc.

By:
Title:

Glasgow Shipping, Inc.

By:
Title:

Zubia Shipping, Inc.

By:
Title:

Linford Trading Inc.

By:
Title:

[Signature Page to the Common Terms Agreement]

Leeward Shipping, Inc.

By:
Title:

Jura Shipping, Inc.

By:
Title:

[Signature Page to the Common Terms Agreement]

The Original Lenders
UP Offshore Brazil $15 Million Facility Agreement
DVB Bank AG
as Original Lender under the UP Offshore Brazil $15 Million Facility Agreement

By:
Title:

[Signature Page to the Common Terms Agreement]

The Original Lenders
UP Offshore Bahamas $25 Million Facility Agreement
DVB Bank AG
as Original Lender under the UP Offshore Bahamas $25 Million Facility Agreement

By:
Title:

[Signature Page to the Common Terms Agreement]

The Original Lenders
UP Offshore Bahamas $61.3 Million Facility Agreement
DVB Bank AG
as Original Lender under the UP Offshore Bahamas $61.3 Million Facility Agreement

By:
Title:

[Signature Page to the Common Terms Agreement]

The Original Lenders
UP Offshore Bahamas $40 Million Facility Agreement
DVB Bank SE
as Original Lender under the UP Offshore Bahamas $40 Million Facility Agreement

By:
Title:

[Signature Page to the Common Terms Agreement]

The Original Lenders
Revolving Credit Agreement
DVB Bank SE
as Original Lender under the Revolving Credit Agreement

By:
Title:

[Signature Page to the Common Terms Agreement]

The Original Lenders
Ingatestone Facility Agreement
DVB Bank America N.V.
as Original Lender under the Ingatestone Facility Agreement

By:
Title:

Ingatestone Facility Agreement
NIBC Bank N.V.
as Original Lender under the Ingatestone Facility Agreement

By:
Title:

Ingatestone Facility Agreement
ABN AMRO Capital USA LLC
as Original Lender under the Ingatestone Facility Agreement

By:
Title:

[Signature Page to the Common Terms Agreement]

The Original Lenders
Linford Facility Agreement
DVB Bank America N.V.
as Original Lender under the Linford Facility Agreement

By:
Title:

Linford Facility Agreement
NIBC Bank N.V.
as Original Lender under the Linford Facility Agreement

By:
Title:

[Signature Page to the Common Terms Agreement]

The Original Lenders
Guarantee Facility Agreement
DVB Bank SE
as Original Lender under the Guarantee Facility Agreement

By:
Title:

[Signature Page to the Common Terms Agreement]

The Existing Security Agents
DVB Bank SE
as Existing Security Agent under the Guarantee Facility Agreement

By:
Title:

[Signature Page to the Common Terms Agreement]

The Existing Security Agents
DVB Bank AG
as Existing Security Agent under the UP Offshore Brazil $15 Million Facility Agreement

By:
Title:

[Signature Page to the Common Terms Agreement]

The Existing Security Agents
DVB Bank AG
as Existing Security Agent under the UP Offshore Bahamas $25 Million Facility Agreement

By:
Title:

[Signature Page to the Common Terms Agreement]

The Existing Security Agents
DVB Bank AG
as Existing Security Agent under the UP Offshore Bahamas $61.3 Million Facility Agreement

By:
Title:

[Signature Page to the Common Terms Agreement]

The Existing Security Agents
DVB Bank America N.V.
as Existing Security Agent under the UP Offshore Bahamas $40 Million Facility Agreement

By:
Title:

[Signature Page to the Common Terms Agreement]

The Existing Security Agents
DVB Bank America N.V.
as Existing Security Agent under the Revolving Credit Agreement

By:
Title:

[Signature Page to the Common Terms Agreement]

The Existing Security Agents
DVB Bank America N.V.
as Existing Security Agent under the Ingatestone Facility Agreement

By:
Title:

[Signature Page to the Common Terms Agreement]

The Existing Security Agents
DVB Bank America N.V.
as Existing Security Agent under the Linford Facility Agreement

By:
Title:

[Signature Page to the Common Terms Agreement]

The Facility Representatives
DVB Bank SE
as Facility Representative under the Guarantee Facility Agreement

By:
Title:

[Signature Page to the Common Terms Agreement]

The Facility Representatives
DVB Bank AG
as Facility Representative under the UP Offshore Brazil $15 Million Facility Agreement

By:
Title:

[Signature Page to the Common Terms Agreement]

The Facility Representatives
DVB Bank AG
as Facility Representative under the UP Offshore Bahamas $25 Million Facility Agreement

By:
Title:

[Signature Page to the Common Terms Agreement]

The Facility Representatives
DVB Bank AG
as Facility Representative under the UP Offshore Bahamas $61.3 Million Facility Agreement

By:
Title:

[Signature Page to the Common Terms Agreement]

The Facility Representatives
DVB Bank America N.V.
as Facility Representative under the UP Offshore Bahamas $40 Million Facility Agreement

By:
Title:

[Signature Page to the Common Terms Agreement]

The Facility Representatives
DVB Bank America N.V.
as Facility Representative under the Revolving Credit Agreement

By:
Title:

[Signature Page to the Common Terms Agreement]

The Facility Representatives
DVB Bank America N.V.
as Facility Representative under the Ingatestone Facility Agreement

By:
Title:

[Signature Page to the Common Terms Agreement]

The Facility Representatives
DVB Bank America N.V.
as Facility Representative under the Linford Facility Agreement

By:
Title:

[Signature Page to the Common Terms Agreement]

The Administrative Agent
DVB Bank America N.V.
as Administrative Agent under the Common Terms Agreement

By:
Title:

[Signature Page to the Common Terms Agreement]

The Common Security Agent
DVB Bank America N.V.
as Common Security Agent under the Common Terms Agreement

By:
Title:

[Signature Page to the Common Terms Agreement]